07028995

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Compartamos S.A. Institución de Banca Múltiple

*CURRENT ADDRESS Av. Insurgentes Sur 553, piso 1 de oficinas, Colonia Escandón C.P. 11800 Mexico

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 17 2008
THOMSON FINANCIAL

FILE NO. 82- 35173 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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Annex A

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Annual report for the fiscal year of 2006, including audited financial information for the fiscal years of 2005 and 2006 **See Tab 1**	May 2, 2007	Article 104 of the Securities Market Law (issued on December 30, 2005) and Article 33 of the General Rules for Issuers, issued by the CNBV on March 19, 2003 ("CNBV Issuers' Rules")	By June 30
Quarterly reports for the first, second, third and fourth fiscal quarters of 2006 and the first and second fiscal quarters of 2007 **See Tab 2**	April 25, 2006 (Tab 2A) July 7, 2006 (Tab 2B) October 31, 2006 (Tab 2C) January 3, 2007 (Tab 2D) April 27, 2007 (Tab 2E) July 27, 2007 (Tab 2F)	Article 104 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days from the end of the fiscal quarter
Announcements/notices of ordinary and extraordinary general shareholders' meetings **See Tab 3**	December 30, 2005 (Tab 3A) April 3, 2006 (Tab 3B) December 4, 2006 (Tab 3C) March 23, 2007 (Tab 3D) April 11, 2007 (Tab 3E)	Article 104 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	When the meetings are announced
Summaries of resolutions adopted by the ordinary and extraordinary general shareholders' meetings **See Tab 4**	January 17, 2006 (Tab 4A) April 18, 2006 (Tab 4B) December 20, 2006 (Tab 4C) April 2, 2007 (Tab 4D) April 27, 2007 (Tab 4E)	Article 104 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	The next business day from the date of the shareholders' meetings
Material event releases **See Tab 5**	April 30, 2007 (Tab 5A) July 27, 2007 (Tab 5B)	Articles 104 (subsection V) and 105 of the Securities Market Law	When the event occurs

Annex B

	Summary of Information or Report
(1)	Annual report for the fiscal year of 2006, containing information of the type that is required to be included in an offering prospectus, including corporate, operative and financial information of Compartamos and an MD&A section. This report is equivalent to a report on Form 20-F. See Tab 1.
(2)	Reports of financial information for the first, second, third and fourth fiscal quarters of 2006 and the first and second fiscal quarters of 2007, each of which included quarterly financial statements of Compartamos (balance sheet, income statement, statement of changes in financial position and statement of changes in stockholders' equity). See Tab 2.
(3)	Summary of the resolutions adopted at the ordinary and extraordinary general shareholders' meetings of Compartamos held on January 16, 2006, which addressed the following matters, among others: Compartamos' conversion from a special purpose finance company (*sociedad financiera de objeto limitado*) to a full-service bank (*institución de banca múltiple*); the adoption of new by-laws; the payment of dividends; the appointment of members to the board of directors; the appointment of the president, secretary and pro-secretary of the board of directors; the appointment of the statutory auditor; the revocation and grant of powers of attorney; the appointment of the chief executive officer; the appointment of members to the audit committee; and the appointment of representatives for the assembly of stockholders. The summary was released on January 17, 2006. See Tab 4A.
(4)	Summary of the resolutions adopted at the ordinary and extraordinary general shareholders' meetings of Compartamos held on April 17, 2006, which addressed the following matters, among others: the board of director's annual report; the use and application of Compartamos' net profits for 2005; the appointment of members to the board of directors and the appointment of the statutory auditor; compensation of the directors and statutory auditor; the appointment of members to the audit committee; the revocation and grant of powers of attorney; the appointment of representatives for the assembly of stockholders; Compartamos' conversion from a special purpose finance company (*sociedad financiera de objeto limitado*) to a full-service bank (*institución de banca múltiple*); and amendments to the by-laws. The summary was released on April 18, 2006. See Tab 4B.
(5)	Summary of the resolutions adopted at the extraordinary general shareholders' meeting of Compartamos held on December 19, 2006, which addressed the following matters, among others: amendments to Compartamos' by-laws as required by applicable law and the appointment of representatives for the assembly of stockholders. The summary was released on December 20, 2006. See Tab 4C.
(6)	Summary of the resolutions adopted at the extraordinary general shareholders' meeting of Compartamos held on March 30, 2007, which addressed the following matters, among others: the stock split of Compartamos' Series O shares; amendments to the by-laws; the need for a corporate practices committee; the registration and listing of Compartamos' shares with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange and the authorization of the Rule 144A/Regulation S offering of its shares outside of Mexico; the grant of special powers of attorney; and the appointment of special representatives for the assembly of stockholders. The summary was released on April 2, 2007. See Tab 4D.
(7)	Summary of the resolutions adopted at the ordinary general shareholders' meeting of Compartamos held on April 26, 2007, which addressed the following matters, among others: the board of director's annual report; the use and application of Compartamos' net profits for 2006; report regarding tax-related matters and Compartamos' compliance with applicable tax law; the appointment of members to the board of directors, including the designation of independent directors, and the appointment of statutory auditors; compensation of the directors and statutory auditors; the appointment of members to

Summary of Information or Report
the audit committee; and the appointment of representatives for the assembly of stockholders. The summary was released on April 27, 2007. See Tab 4E.

COMPARTAMOS®
Oportunidades Financieras



somos un banco diferente, un Banco de Microfinanzas

Informe Anual | **2006**

un banco
un Banco de

Contenido



Dolores Lima Morales | Cría de Borregos | Puebla

"Iniciamos una **nueva etapa** para continuar cumpliendo nuestra Misión y lograr nuestra Visión"

del presidente

Estimados accionistas:

A nombre del Consejo de Administración, informo a ustedes los eventos más importantes que ocurrieron durante el año de 2006, así como la situación financiera y los resultados de operación del periodo.

Durante nuestros dieciseis años de vida, hemos dedicado nuestros esfuerzos a la creación de valores sociales, económicos y humanos, a través de nuestro compromiso de proporcionar servicios financieros al segmento popular de la población.

Como resultado de un cuidadoso análisis de cómo poder atender mejor las necesidades financieras de nuestros clientes y el desarrollo de una estrategia que nos asegure cumplir cabalmente nuestra Visión y Misión, pedimos la aprobación a los accionistas para solicitar a las autoridades competentes la licencia que nos permitiera operar como institución de banca múltiple.

Recibimos la autorización para operar como banco a partir del 1 de junio, siendo la primera Sociedad Financiera de Objeto Limitado que hace esta conversión sin interrumpir sus operaciones y cuidando meticulosamente mantener el servicio a nuestros clientes, asegurando el total cumplimiento de la normatividad legal que nos aplica.

Hoy, somos la única institución de banca múltiple en microfinanzas y continuaremos en un proceso de evolución constante, cuidando mantener siempre, el mismo trato humano, sencillo y confiable, en otras palabras, somos los mismos, una empresa social que genera esperanza y oportunidades de desarrollo, no sólo para sus clientes, sino también para sus colaboradores y accionistas.

Continuamos dando a nuestros acreditados, sin costo adicional, un seguro de vida, ya que nuestra experiencia nos ha indicado que la falta de la cabeza generadora de ingresos, ocasiona desequilibrios económicos importantes. También iniciamos la oferta de un seguro adicional de vida totalmente opcional. Finalmente, iniciamos pruebas para otorgar créditos para la mejora de vivienda.

En el aspecto operativo, durante 2006, nuestros clientes activos llegaron a poco más de 610,000, lo que representó un crecimiento aproximado de 36%. A ellos, los atendemos a través de 187 Oficinas de servicios ubicadas en 29 estados de la República Mexicana. Al 31 de diciembre, la cartera total ya excedía de 2,900 millones de pesos y como resultado de un cuidadoso manejo del crédito, la cartera vencida se mantuvo en niveles inferiores al 1%.

En lo que se refiere a nuestros pasivos por lineamientos del Comité de Finanzas y en consecuencia de nuestra conversión a banco, se redujeron las tasas de interés y eliminamos los depósitos que teníamos en garantía de algunos créditos. Se logró lo anterior, manteniendo nuestra alta calificación crediticia. También obtuvimos reconocimientos de terceros relativos al programa de certificados bursátiles que actualmente está en vigor.



En lo referente a los resultados operativos, hemos mantenido un estricto control de gastos, cuidando muy de cerca el índice de eficiencia, es decir, cuánto gastamos para generar ingresos y el costo por cliente. La utilidad obtenida, en relación a la inversión de los accionistas, puede compararse muy favorablemente con la generada por otras instituciones de crédito.

Nada de lo anterior hubiera sido posible sin el enorme esfuerzo y dedicación de nuestros más de 3,000 colaboradores. Al igual que en años anteriores, todos suscribimos el Código de Ética y Conducta que guía nuestras acciones y nos compromete a tener un desempeño ético en todo lo que hacemos.

El ambiente de esfuerzo y oportunidades de desarrollo para nuestros colaboradores, resultó en varios reconocimientos de entidades externas, calificándonos entre los mejores empleadores de América Latina y un lugar muy destacado en la lista de las mejores empresas para trabajar en México.

Se nos presenta un año 2007, lleno de oportunidades para contribuir al rumbo que nos hemos trazado y cumplir los objetivos que nos hemos fijado en la construcción de un México mejor.

Muchas gracias.

José Manuel Canal Hernando
Presidente del Consejo de Administración



Nancy López | Veracruz

¡Juntos alcanzamos nuestros **objetivos!**



Jesús García | Veracruz

un banco diferente
un Banco de Microfinanzas



Filiberta Lara y Lucía Higareda | Veracruz

Desde nuestros inicios en 1990, como un programa social hasta el día de hoy, Compartamos se ha caracterizado por ser una empresa **diferente**, comprometida con el desarrollo económico del país; primero por proveer servicios financieros a personas en segmentos populares y segundo, por los productos adecuados a las necesidades de sus clientes, a través de un sistema accesible, sencillo, con un trato cercano, transparente y personalizado.

Hoy, somos un banco diferente por nuestro **Sentido de Propósito**, el cual se integra de la **Misión y Visión**, que nos dicen el **qué** y el **para qué** de Compartamos. Es decir, guían nuestras decisiones, siendo consistentes con lo que hemos decidido hacer y para qué lo hacemos.

Misión

Somos una empresa social comprometida con la persona. Generamos oportunidades de desarrollo en segmentos populares, fundamentadas en modelos innovadores y eficientes a escala masiva y en valores trascendentes que crean cultura externa e interna, logrando relaciones permanentes de confianza y contribuyendo para un mundo mejor.

Visión

Contando con personas autorrealizadas, ser la empresa líder en finanzas populares, ofreciendo servicios de ahorro, crédito y seguros, ampliando las fronteras del sector financiero.

Mística

Otro diferenciador es nuestra **Mística**, que nos indica cómo llevar a cabo nuestro Sentido de Propósito. Y está fundamentada en nuestras raíces, que son: los Principios Filosóficos, los Valores y el Decálogo, las cuales nos llevan a realizar acciones, iniciativas, campañas y proyectos que nos permiten ser congruentes día a día.

Nuestros Valores


Rentabilidad
Servicio
Pasión
Responsabilidad
Trabajo en equipo
Persona

Después de 16 años, uno de nuestros mayores logros es que hemos tenido la capacidad de permanecer fieles a nuestro **Sentido de Propósito y Mística**; al mismo tiempo que hemos alcanzado un crecimiento sostenido, solidez financiera y reconocimiento internacional.



Florinda Vázquez Gómez | Asador de Carnes | Chiapas

"Evolucionamos para ofrecer nuevos servicios y productos en beneficio de nuestros clientes"

transformando juntos



Nuestra historia ha sido de constante **evolución** y **transformación**, buscando en todo momento ofrecer nuevos servicios y productos; primero como un programa social, después como Sociedad Financiera de Objeto Limitado, y a partir del 2005, iniciamos un proceso de **conversión** que nos permitiera diversificarnos, es decir, cambiar nuestra figura legal, para así, poder ofrecer a nuestros clientes servicios de ahorro, seguro y crédito.

A lo largo de año y medio, nos preparamos internamente para poder presentar el 30 de enero de 2006 a las autoridades correspondientes, la solicitud para convertirnos en Institución de Banca Múltiple. El 26 de mayo del mismo año, se hizo oficial la conversión, después de la publicación del oficio por parte de la Secretaría de Hacienda y Crédito Público en el Diario Oficial de la Federación.

Fue entonces que a partir del 1° de junio, iniciamos la operación como Banco Compartamos S.A., Institución de Banca Múltiple, convirtiéndonos así en un banco diferente, un **Banco de Microfinanzas**, enfocado en llevar oportunidades de desarrollo a más personas emprendedoras. Aún con este gran cambio, seguimos siendo los mismos, con nuestro profundo Sentido de Propósito y nuestros fuertes valores compartidos, recordando siempre que el banco es el medio que nos ayudará a completar la oferta para nuestros clientes. Somos una empresa social que llega a comunidades rurales y urbanas que no tienen acceso a servicios financieros, logrando que los fondos lleguen, se transformen y se queden en la localidad. Es así como cumplimos con nuestro compromiso de generar valor social, económico y humano.

Hemos incursionado en el mercado de deuda con la emisión de certificados bursátiles, siendo la primera Institución de Microfinanzas del mundo que emite deuda con garantía propia, logrando ser un intermediario financiero entre los grandes inversionistas y los segmentos populares.

Durante el 2006, con el propósito de expandir los servicios financieros a todas las clientas que tienen nuestro producto de Generadora de Ingreso, se les ofreció un Seguro de Vida Básico gratuito, son más de medio millón de personas y se les dio como un beneficio adicional a su crédito. Con el ánimo de ampliar su protección, en octubre iniciamos la prueba piloto del Seguro de Vida Voluntario, con el que cada cliente podrá elegir el módulo de suma asegurada que le interesa, los montos de la prima asegurada van de $15,000 a $105,000. A finales del año, 2,101 clientes ya contaban con esta protección adicional.



Ma. Isabel Zepeda Mesa | Maquila de ropa interior | Puebla

En noviembre del mismo año, en las regiones Golfo y Sureste, se lanzó el piloto del Crédito para mejoramiento de vivienda, con el objetivo de que nuestros clientes mejoren las condiciones de su casa habitación. El 2006, lo cerramos con 200 clientes. Este nuevo producto, se tiene planeado implementarlo en todas las Oficinas de servicios de forma gradual, a partir de mayo de 2007.

Con nuestro trabajo, estamos comprometidos en lograr que el cambio operativo y tecnológico, la visión a futuro y la planeación, permitán la consolidación de las operaciones de Compartamos como un Banco de Microfinanzas con el que lograremos cumplir los sueños y las metas de miles de personas.



Nancy Reyes y Pilar López | Veracruz

"La persona, el eje de Compartamos"

creciendo

La Persona

En Compartamos no sólo procuramos el desarrollo económico, sino que buscamos una mejor calidad de vida y el crecimiento de cada uno de nuestros clientes y colaboradores.

Consideramos a la persona el eje principal de nuestra empresa, llámese colaborador, cliente o accionista, la concebimos como un ser integral y único, reconocemos su dignidad, valoramos sus habilidades y su contribución.

Nuestros colaboradores

Son personas comprometidas con la empresa y con sus clientes, con un gran valor humano y con el apasionamiento necesario en la Misión que nos hemos propuesto.

Es a través de la honradez, la confianza y la responsabilidad, como buscamos día a día la excelencia personal y profesional. En Compartamos, contamos con colaboradores que con su ejemplo nos impulsan para superarnos constantemente y buscar hacer siempre mejor las cosas. Prueba de ello es el aumento en un 40% en el número de colaboradores durante el 2006.

	2006	**2005**	**2004**
Colaboradores	3,203	2,295	1,561
Crecimiento	40 %	47 %	54 %

Nuestros clientes

A través de estos 16 años, hemos logrado mantener y hacer crecer el número de clientes que confían en nosotros, gracias al resultado óptimo que nuestro servicio les ofrece.

Nuestros clientes son mujeres y hombres trabajadores, responsables y forjadores de un mejor futuro para sus familias. El crédito que otorgamos es una oportunidad de desarrollo para aquellas personas de niveles socioeconómicos Cm, C-, D (entre 3 y 20 salarios mínimos de ingreso mensual), que tradicionalmente no han tenido acceso a servicios financieros formales. Ellos han crecido en el tiempo junto con Compartamos y ahora tienen préstamos más grandes.



Eduardo Cabrera, Lucía Fernández y Josué Rodríguez | Veracruz

Es por eso que, como una institución financiera, no hemos canalizado nuestros préstamos hacia grupos con más posibilidades, económicamente hablando, sino que mantenemos un préstamo promedio de $7,130.7 pesos (USD $659.5 dólares), con lo cual seguimos atendiendo al mismo mercado desde nuestros inicios.

Cerramos el año con 616,528 clientes, lo que equivale a un 36% más que en el 2005.

	2006	2005	2004	2003	2002	2001
Clientes	616,528	453,131	309,637	215,267	144,991	92,773
Crecimiento	36%	46%	44%	48%	56%	45%

Cobertura

Para garantizar que nuestros servicios lleguen a quien los necesita, ampliamos nuestra cobertura en Oficinas de servicios y presencia en más estados de la República Mexicana.

	2006	2005	2004	2003	2002	2001
Estados	29	26	22	16	15	11
Número OS	187	143	100	68	52	35
Crecimiento	31%	43%	47%	31%	49%	40%



GDI Las Exitosas | Veracruz

Gobierno Corporativo

El gobierno corporativo de Banco Compartamos se encuentra encabezado por el Consejo de Administración, el cual tiene a su cargo, entre otras, las siguientes funciones:

- Representar al banco ante las autoridades, público inversionista y la sociedad en general.
- Administrar los negocios y bienes del banco.
- Designar y remover al director general y a los principales funcionarios, a los delegados fiduciarios y al secretario y pro-secretario del Consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones.
- Establecer los comités que se requieran conforme a las disposiciones legales aplicables, así como los que considere convenientes para la administración del banco.
- Establecer las estrategias generales para la conducción del negocio del banco.
- Vigilar la gestión y conducción del banco.
- Nombrar a los auditores externos del banco.
- Aprobar las políticas y lineamientos para el uso y goce de los bienes que integren el patrimonio del banco, por parte de personas relacionadas.
- Aprobar los lineamientos en materia de control interno y auditoría interna del banco.
- Aprobar las políticas contables de la Sociedad.
- Aprobar los estados financieros de la Sociedad.
- Aprobar las políticas de información y comunicación con los accionistas y el mercado, así como con los consejeros y directivos relevantes.
- Presentar a la asamblea general de accionistas que se celebre con motivo del cierre del ejercicio social, toda la información requerida en las disposiciones aplicables.
- Dar seguimiento a los principales riesgos a los que está expuesto el banco.
- Determinar las acciones que correspondan, a fin de subsanar las irregularidades que sean de su conocimiento e implementar las medidas correctivas correspondientes.
- En general, llevar a cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines del banco, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Consejo de Administración

Consejeros Propietarios	Tipo	Clase
José Manuel Canal Hernando	Independiente	I
José Ignacio Ávalos Hernández	Relacionado	I
Carlos Labarthe Costas	Relacionado	I
Carlos Antonio Danel Cendoya	Relacionado	II
Luis Fernando Velasco Rodríguez	Independiente	I
Martha Elena González Caballero	Independiente	I
Álvaro Rodríguez Arregui	Relacionado	II
Alfredo Humberto Harp Calderoni	Relacionado	I
Juan José Gutiérrez Chapa	Relacionado	II
Lakshmi Shyam-Sunder	Relacionado	II

Consejeros Suplentes	Tipo	Clase
Manuel Constantino Gutiérrez García	Independiente	I
Juan Carlos Domenzain Arizmendi	Relacionado	I
Óscar Iván Mancillas Gabriele	Relacionado	I
Javier Fernández Cueto González de Cosío	Relacionado	II
Marcelo Antonio Benítez Albo	Independiente	I
Jerónimo Luis Patricio Curto de la Calle	Independiente	I
Lauren Ariel Burnhill	Relacionado	II
Luis Fernando Narchi Karam	Relacionado	I
Juan Carlos Letayf Yapur	Relacionado	II
Violeta Patricia Velázquez Santana	Relacionado	II

Presidente	José Manuel Canal Hernando
Secretario	Fernando de Ovando Pacheco
Prosecretario	Raquel Reyes Cubillo
Comisario Propietario	Eduardo Argil Aguilar
Comisario Suplente	Alberto Napolitano Niosi

Información de consejeros

José Manuel Canal Hernando, es Contador Público, egresado de la Universidad Autónoma de México (UNAM). Es comisario, consejero y asesor del Consejo de Administración de diversas empresas tales como: DESC, ASUR, BBVA Bancomer, INVEX, FEMSA y ALSEA.

Jose Ignacio Ávalos Hernández, es Licenciado en Administración de Empresas egresado de la Universidad Anáhuac, tiene una sólida vocación y experiencia en planeación, desarrollo y dirección de asistencia social, así como en actividades culturales y empresariales de índole particular, lo que incluye cargos directivos y como consejero de distintas empresas.

Carlos Labarthe Costas, es Ingeniero Industrial por la Universidad Anáhuac. Egresado del IPADE AD-2 donde cursó estudios de Alta Dirección de Empresas. También cuenta con estudios de posgrado en negocios en Harvard Business School y capacitación sobre microfinanzas en The Economics Institute (Boulder, Colorado). Actualmente es Director General de Banco Compartamos, miembro del Comité Ejecutivo del CGAP (Consultative Group to Assist the Poor) y Presidente del Microfinance Network.

Carlos Antonio Danel Cendoya, es Arquitecto egresado de la Universidad Iberoamericana, cuenta con estudios sobre Microfinanzas por The Economic Institute (Boulder, Colorado) y una maestría en Administración de Empresas por el IPADE. Es Co-fundador, Director General Adjunto y miembro del Consejo de Administración de Banco Compartamos. Fue profesor de microfinanzas en el The Economic Institute en Boulder, Colorado. Fue nominado como "Young Global Leader" en el Foro Económico Mundial de 2002 y es miembro del Consejo de Administración de Casanueva-Pérez Holdings e Interprotección.

Luis Fernando Velasco Rodríguez, es Ingeniero Civil egresado de la Universidad Anáhuac, tiene una Maestría en Administración de Negocios por Harvard Graduate School. Ha colaborado con instituciones de alto prestigio como McKinsey & Company, Inc., Goldman, Sachs & Co., JPMorgan Chase, Jazztel PLC y Nestlé México. Actualmente es consejero del World Education and Development Fund y de otras instituciones.

Martha Elena González Caballero, es Contadora Pública egresada de la Universidad Iberoamericana. Fue socia del despacho Arthur Andersen, Ruiz, Urquiza y Cía, S. C. (Ahora Deloitte Galaz, Yamazaky, Ruiz, Urquiza, S.C.), en donde auditó o asesoró como gerente, socia o comisario a diversas instituciones del sector financiero. Actualmente es miembro del comité de auditoría del Infonavit, comisario de la SD Indeval y asesor de Sociedad Hipotecaria Federal.

Álvaro Rodríguez Arregui, es Economista egresado del Instituto Tecnológico Autónomo de México (ITAM), cuenta con una Maestría en Administración en la Escuela de Negocios de Harvard. Actualmente es Director General de Finanzas en Vitro, S.A. de C.V. Además es miembro del Consejo de ACCION Internacional, el David Rockefeller Center for Latin American Studies de Harvard, Forum Monterrey 2007, IMEF, LASPAU y Unidos Lograremos, A.C. En el 2005, fue nominado como Joven Líder Mundial (YGL) por el Foro Económico Mundial.

Alfredo Humberto Harp Calderoni, es egresado de la Universidad Anáhuac del Sur con Excelencia Académica. Actualmente es Presidente del Consejo de Administración de Harp Co., Vicepresidente del Consejo de la Fundación Alfredo Harp Helú, Presidente del Comité de Auditoría y miembro activo del consejo de administración de Interceramic, consejero de Grupo Martí, Grupo Sport City, CIE (Compañía Interamericana de Entretenimiento), CICSA (Carso Infraestructura y Construcción) Presidente del consejo de administración de Santo Domingo Films y Desarrolladora H.

Juan José Gutiérrez Chapa, es Ingeniero Industrial y de Sistemas egresado del Instituto Tecnológico de Estudios Superiores de Monterrey, tiene un Diplomado de Productividad en Administración de la Mejora Continua impartido por el mismo Instituto. Es Director General de Consultoría en Normatividad e Informática, Presidente del Consejo de Administración de la Unión de Crédito Industrial y Comercial de Oaxaca, Vicepresidente del Consejo Mexicano de Uniones de Crédito, consejero de varias instituciones como U-Storage de México, Alimentos y Franquicias de Chiapas, Promotora Turística Villahermosa, Promotora de Entretenimiento y Cultura, entre otras.

Lakshmi Shyam-Sunder, es Licenciada en Economía y Estadística egresada de Elphinstone College, University of Bombay, tiene un Posgrado en Dirección de Negocios impartido en el Indian Institute of Management, Ahmadabad (India) y un Doctorado en Alta Dirección Financiera por M.I.T. Sloan School of Management,

Cambridge, MA. USA. Es Directora de Administración de Riesgo Corporativo y del Departamento de Política Financiera de Internacional Finance Corporation (IFC).

Manuel Constantino Gutiérrez García, es Contador Público egresado del Instituto Tecnológico Autónomo de México (ITAM), tiene un Diplomado de "Managing Innovation" del INSEAD, Fountainbleu, Francia. Durante 20 años, participó en el programa bienal Partner Development del Center for Professional Development, St. Charles, Illinois, en el cual acumuló 600 horas de posgrado. Actualmente, es asesor independiente, comisario, consejero y miembro de Comités de Auditoría de diversas empresas.

Juan Carlos Domenzain Arizmendi, es Licenciado en Administración de Empresas egresado de la Universidad Anáhuac, cuenta con un Diplomado en Problemas Contemporáneos y Posmodernidad (Universidad Anáhuac), Diplomado en Finanzas (Universidad Iberoamericana), Programa de Alta Dirección de Empresas (IPADE) y Advance Management Program (McGill University). Es socio de la empresa Administración de Riesgos Argos.

Óscar Iván Mancillas Gabriele, es Ingeniero Industrial egresado de la Universidad Anáhuac, tiene un Diplomado de Perfeccionamiento Directivo en el IPADE, Diplomado Marketing UCLA, Benchmarks 360 Certification y Coaching for development Certification, ambos del Center for Creative Leadership, Greensboro North Carolina. Es socio fundador de Banco Compartamos, fungió como Director Comercial y Director de Personas de la Institución y actualmente es Director de Negocios del banco.

Javier Fernández Cueto González de Cosío, es Licenciado en Administración de Empresas egresado del Instituto Tecnológico Autónomo de México (ITAM), tiene un Maestría en Dirección de Empresas por el IPADE, cuenta con estudios sobre Microfinanzas por The Economic Institute (Boulder, Colorado). Fungió como Director de Métodos y Procedimiento de Financiera Compartamos y después como Director de Riesgos y Desarrollo, actualmente es Director de Estrategia y Nuevos Negocios de Banco Compartamos.

Marcelo Antonio Benítez Albo, es Contador Público Certificado egresado del Instituto Tecnológico y de Estudios Superiores de Monterrey con Mención de Excelencia, tiene una Maestría en Administración de Empresas de Stanford University Graduate School of Business. Actualmente es asesor en Finanzas para empresas y varios fondos de inversión en Italia y Europa, y consejero de Banco Compartamos.

Jerónimo Curto de la Calle, es Contador Público Certificado egresado de la Universidad Iberoamericana. Fue socio del despacho Arthur Andersen, Ruiz, Urquiza, S.C. en donde auditó o asesoró como gerente, socio ó comisario a diversas instituciones del sector financiero. Actualmente es miembro del comité de Auditoría de Mexder y de Asigna.

Lauren Ariel Burnhill, es Licenciada en Relaciones Internacionales y Economía por la Universidad Johns Hopkins, Baltimore, MD. Cuenta con una Maestría en Relaciones Internacionales de Johns Hopkins – Escuela de Relaciones Internacionales Avanzadas en Washington, DC. Y con una Maestría de Concentración en Finanzas y Planeación Estratégica de The Wharton School, Universidad de Pensilvania. Actualmente es Directora del Departamento de Mercados y Servicios Financieros de ACCION Internacional.

Luis Fernando Narchi Karam, es Licenciado en Administración de Empresas egresado de la Universidad Anáhuac. Actualmente es Presidente de Direct Marketing Solutions, Director General de Narmex, S.A., es Presidente del Consejo de Administración de Promotora de Espectáculos Deportivos de Oaxaca, Consejero de la Facultad de Economía y Negocios de la Universidad Anáhuac, Miembro del Consejo Consultivo de Grupo Financiero Banamex y Socio de Promotora Campos Eliseos 200, S.A. de C.V.

Juan Carlos Letayf Yapur, es Ingeniero Industrial egresado de la Universidad Anáhuac y cuenta con un diplomado en Dirección de Empresas en el IPADE y un MBA de Harvard University (OPM 35). Actualmente funge como Director General Administrativo de Industrias Ideal.

Violeta Patricia Velázquez Santana, es Licenciada en Economía egresada de la Universidad de las Américas-Puebla, cuenta con una Maestría en Administración de la Universidad de Georgetown. Actualmente es Oficial de Inversión Senior de International Finance Corporation (IFC) y consejera de Banco Compartamos.

Eduardo Argil Aguilar, es Contador Público egresado del Instituto Mexicano de Contadores Públicos. Fue socio del despacho KPMG-México Cárdenas Dosal, S.C. en donde estuvo a cargo de Desarrollo de Negocios en Productos de Consumo, Automotriz y Manufactura, y de la auditoría de grandes compañías nacionales e internacionales. Actualmente, es miembro del comité de Auditoría de varias compañías públicas.

Alberto Napolitano Niosi, es Contador Público egresado de la Escuela Superior de Comercio y Administración del IPN. Fue socio del despacho KPMG-México Cárdenas Dosal, S.C. en auditó y asesoró a diversas instituciones del sector financiero, negocios de información, comunicación y entretenimiento y otras empresas de industrias especializadas.



Nancy García Juárez | Elaboración de ollas de barro | Oaxaca

Comités

En respuesta a la filosofía de los accionistas del banco, el Consejo de Administración ha tomado las acciones necesarias para el fiel cumplimiento de los principios básicos de Gobierno Corporativo, en el quehacer diario de la organización. Lo anterior lo logramos como grupo colegiado y a través de los diversos Comités que ha establecido el Consejo.

Como grupo, determinamos la estrategia y damos seguimiento a su cumplimiento. Asimismo, evaluamos el desempeño de la Dirección General y los responsables de área.

A continuación se describe en forma más detallada, las responsabilidades de cada comité, quienes trimestralmente reportan al Consejo, las actividades desarrolladas en el periodo.

Comité de Auditoría

- Revisa y vigila las actividades de auditoría interna y externa, así como de contraloría interna, manteniendo informado al Consejo, respecto del desempeño de dichas actividades.
- Supervisa que la información financiera y contable se formule de conformidad con los lineamientos, principios de contabilidad y disposiciones aplicables.
- Propone para aprobación del Consejo, el sistema de control interno del banco, incluyendo sus objetivos y lineamientos.
- Propone para aprobación del Consejo, lo siguiente:
  - La designación del auditor interno del banco.
  - La designación del auditor externo del banco.
  - El Código de Ética y Conducta del banco.
  - Los cambios, en su caso, a las políticas contables referentes al registro, valuación de rubros de los estados financieros y, presentación y revelación de información de la institución.
  - Las normas que regirán el funcionamiento del propio comité.

- Informa al Consejo, cuando menos una vez al año, sobre la situación que guarda el sistema de control interno del banco.
- Informa al Consejo de las irregularidades importantes detectadas con motivo del ejercicio de sus funciones y, en su caso, de las acciones correctivas adoptadas o propone las que deban aplicarse.
- Las demás que sean necesarias para el desempeño de sus funciones.
- Sesiona como mínimo cinco veces al año.

Comité de Evaluación y Compensación

- Sugiere al Consejo de Administración procedimientos para proponer la designación del director general y a funcionarios de alto nivel de acuerdo a los lineamientos generales que establezca el Consejo.
- Aprueba y presenta al Consejo de Administración la estructura y monto de las remuneraciones de los principales ejecutivos del banco y del aumento general anual que el banco otorga a sus colaboradores.
- Evalúa anualmente a los miembros del Consejo de Administración con el objeto de medir el compromiso, aportación y desempeño de los consejeros del banco y reportarlo al seno del Consejo de Administración.
- Sesiona como mínimo tres veces al año.

Comité de Finanzas y Planeación

- Evalúa y, en su caso, sugiere las políticas de inversión del banco propuestas por la dirección general.
- Evalúa y, en su caso, sugiere las políticas de financiamiento (capital o deuda) del banco propuestas por la dirección general.
- Evalúa y, en su caso, sugiere los lineamientos generales para la determinación de la planeación estratégica del banco.
- Da seguimiento a la aplicación del presupuesto y del plan estratégico.
- Auxilia al Consejo de Administración en la vigilancia de la congruencia entre las políticas de inversión y de financiamiento, con la visión estratégica del banco.
- Sesiona como mínimo tres veces al año.

Comité Comercial

- Evalúa y, en su caso, sugiere la estrategia comercial y operativa del banco, así como del desarrollo de nuevos productos.
- Analiza y revisa la estrategia comercial de cobertura de nuevas Oficinas de servicios y regiones, en coherencia con los planes estratégicos del banco.
- Valida las metas de crecimiento y cobertura de los productos, así como de los objetivos en las mezclas de productos y servicios.
- Auxilia al Consejo de Administración en la vigilancia de la congruencia de las políticas comerciales con la visión estratégica del banco.
- Auxilia al Consejo de Administración en la revisión de nuevos productos y servicios con miras a la mejor situación competitiva del banco, asegurando su congruencia con el plan estratégico.
- Sesiona como mínimo tres veces al año.



Ma. Elodia Gutiérrez | Farmacia | Chiapas

Comité de Riesgos

- Administra los riesgos a los que se encuentra expuesto el banco y vigila que la realización de las operaciones se ajusten a los objetivos, políticas y procedimientos para la Administración Integral de Riesgos, así como a los Límites Globales de Exposición al Riesgo, que hayan sido previamente aprobados por el citado Consejo.
- Propone para aprobación del Consejo: I) Los objetivos, lineamientos y políticas para la Administración Integral de Riesgos, así como las eventuales modificaciones que se realicen a los mismos; II) Los Límites Globales de Exposición al Riesgo y, en su caso, los Límites Específicos de Exposición al Riesgo; III) Los mecanismos para la implementación de acciones correctivas y; IV) Los casos o circunstancias especiales en los cuales se puedan exceder tanto los Límites Globales de Exposición al Riesgo como los Límites Específicos de Exposición al Riesgo.
- Aprueba: I) Los Límites Específicos de Exposición al Riesgo, cuando tuviere facultades delegadas del Consejo para ello, así como los Niveles de Tolerancia al Riesgo; II) La metodología y procedimientos para identificar, medir, vigilar, limitar, controlar, informar y revelar los distintos tipos de riesgo a que se encuentra expuesto el banco, así como sus eventuales modificaciones; III) Los modelos, parámetros y escenarios que habrán de utilizarse para llevar a cabo la valuación, medición y el control de los riesgos que proponga la unidad para la Administración Integral de Riesgos; IV) Las metodologías para la identificación, valuación, medición y control de los riesgos de las nuevas operaciones, productos y servicios que la institución pretenda ofrecer al mercado; V) Las acciones correctivas propuestas por la unidad para la Administración Integral de Riesgos; VI) La evaluación de los aspectos de la Administración Integral de Riesgos; VII) Los manuales para la Administración Integral de Riesgos, de acuerdo con los objetivos, lineamientos y políticas establecidos por el Consejo.
- Designa y remueve al responsable de la unidad para la Administración Integral de Riesgos. La designación o remoción respectiva deberá ratificarse por el Consejo de la institución.
- Informa al Consejo, cuando menos trimestralmente, sobre la exposición al riesgo asumida por el banco y los efectos negativos que se podrían producir en el funcionamiento del mismo, así como sobre la inobservancia de los Límites de Exposición al Riesgo y Niveles de Tolerancia al Riesgo establecidos.
- Informa al Consejo sobre las acciones correctivas implementadas.
- Asegura, en todo momento, el conocimiento por parte de todo el personal involucrado en la toma de riesgos, de los Límites de Exposición al Riesgo, así como los Niveles de Tolerancia al Riesgo.
- Sesiona mensualmente.

Cuerpo Directivo

Director General	(15 años)	Carlos Labarthe Costas
Director General Adjunto	(12 años)	Carlos Antonio Danel Cendoya
Director Comercial	(10 años)	Francisco Javier González Pérez
Director de Control Interno	(7 años)	Jaime Juárez Ramírez
Director de Estrategia y Nuevos Negocios	(9 años)	Javier Fernández Cueto González de Cosío
Director de Finanzas	(2 años)	Fernando Álvarez Toca
Director Jurídico	(3 meses)	Manuel de la Fuente Morales
Director de Mercadotecnia	(2 años)	Enrique Majós Ramírez
Director de Operaciones	(4 años)	Ladislao Antonio de Hoyos Parra
Director de Personas	(14 años)	Óscar Iván Mancillas Gabriele
Director de Sistemas	(9 años)	Federico Hernández Martínez

Código de Ética y Conducta

Compartamos cuenta de manera adicional, con medidas auto-regulatorias que rigen sus prácticas de negocios, como es el caso del Código de Ética y Conducta, herramienta que ayuda a vivir congruentemente con el Sentido de Propósito y la Mística, cuyo objetivo central es compartir los valores éticos definiendo las conductas a seguir para accionistas, miembros del Consejo de Administración (consejeros), comisarios y colaboradores.

Para asegurarse de su cumplimiento, todos los colaboradores tienen que cumplir con el proceso de certificación, el cual tiene una vigencia de 60 días posteriores a la contratación.

Este compromiso se extiende a los proveedores para asegurar que éste se vea reflejado en su trabajo relativo a Compartamos.



Alma Contreras y Alejandro Román | Veracruz



Araceli Ríos Méndez | Abarrotes | Estado de México

"Somos un apoyo para que nuestros clientes sigan **creciendo**"

alcanzando juntos

Generando valor social

En Compartamos queremos cambiar el rostro de México, buscamos un cambio cultural y social en la gente, por eso, durante el 2006, generamos valor social con las siguientes acciones:

- Llevamos nuestros servicios y productos a miles de personas que lo necesitan y para poder ofrecerles lo mejor de nosotros, se aplicó una encuesta de Satisfacción y Lealtad de Clientes, la cual se realiza con el objetivo de conocer, de primera mano y bajo metodologías rigurosas, la opinión de nuestros clientes sobre los productos y el servicio que ofrecemos. El resultado de la encuesta realizada en el 2006, muestra que el 98% de los clientes están satisfechos o muy satisfechos con los productos y servicios que reciben de Compartamos, y el 84 % recomendarían a Compartamos entre familiares y amigos.

- Firmamos un donativo por la cantidad de $2'000,000 de pesos para la construcción de un Centro de Desarrollo Integral que busca resolver las carencias de la zona en cuanto a servicios de educación y salud, después del paso del huracán Stan, por Tapachula, Chiapas.

Para cumplir con nuestra **Misión**, necesitamos de la participación de gente comprometida y dispuesta a dar lo mejor de sí. Por eso, Compartamos es una empresa joven y dinámica que cuenta con personas con talento, creatividad y flexibilidad, que se adaptan a los continuos cambios.

- Realizamos un convenio con Fundación Altius para que los hijos de nuestros colaboradores de Puebla y Tapachula, pudieran estudiar en un colegio que pertenece a una red de prestigio académico.

- Participamos en el fortalecimiento de los valores éticos universales, a través de la firma del Código de Ética de ProDesarrollo, con la que nos unimos al compromiso de impulsar que las instituciones del sector de crédito y ahorro popular, desarrollen sus actividades con transparencia y calidad en el trabajo para promover una sana competencia. Con esta responsabilidad, a la cual se unen 59 empresas más, mantenemos nuestra promesa de agregar valor a nuestras operaciones, con lo que continuamos a la vanguardia en el sector de las microfinanzas.

ProDesarrollo es una red nacional de instituciones financieras populares que contribuyen al desarrollo económico de México, a través del otorgamiento de créditos eficientes, servicios de ahorro, asesoría y capacitación a los grupos menos favorecidos de nuestro país.



Patricia Cruz | Elaboración y venta de trajes de chinelo | Morelos

"Alcanzamos nuestras **metas** y con nuestros **servicios** generamos valor."

Generando valor humano

Buscamos fortalecer nuestra cultura organizacional, promoviendo entre nuestros colaboradores y clientes los medios para que puedan lograr un desarrollo integral a través de:

- El Programa de Formación Humana, dirigido a nuestros colaboradores, con los temas: Persona, Libertad y Trabajo, Solidaridad, Bien Común y Subsidiaridad, Justicia y Autoridad, contó con más de 2,500 participantes.

- El Programa Empresa – Familia, dirigido a nuestros colaboradores y sus familiares, trató los siguientes temas: Orgullosamente Mexicanos, Familia: ¿cómo prevenir la violencia?, Autoestima y Trastornos de la alimentación. Contamos con 29 sedes y la asistencia de más de 4,000 personas.

- Los Encuentros para clientes, son eventos donde impartimos conferencias con temas de desarrollo humano. Se realizaron 106 eventos para 45 mil clientes.

Queremos mantener a Compartamos como un lugar extraordinario para trabajar, una empresa con alma que proporciona a sus colaboradores las herramientas necesarias para desempeñar bien su trabajo y la toma de decisiones; que se orienta a resultados, a ser un equipo ganador, que se apasiona con sus triunfos y siente un gran orgullo por pertenecer a esta empresa. Para ello, durante el 2006, se establecieron los Centros de Formación Foráneos, cerrando el año con sedes en Tlaxcala, Toluca, Chapala, Monterrey y Zumpango.

Otro ejemplo de la consolidación de los esfuerzos en Compartamos, son los reconocimientos que recibimos:

LAS MEJORES EMPRESAS PARA TRABAJAR EN MÉXICO 2006

- 5to. lugar en la lista de Las Mejores Empresas para Trabajar en México y el 1er. lugar en Compañerismo de América Latina. (Great Place To Work Institute).

BEST EMPLOYERS IN LATIN AMERICA 2005

- 6to. lugar como uno de Los Mejores Empleadores en México y lugar número 16 en América Latina. (Hewitt Associates en colaboración con la revista América Economía).



Josué Rodríguez | Veracruz

Marjorie Lepe | Cuernavaca



Premio a la Microempresa

Ma. Adela Guerrero | Elaboración y venta de molcajetes | Puebla

Continuando con nuestro compromiso de generar valor humano, en el 2006 y por tercer año consecutivo, clientes de Compartamos se hicieron acreedores al Premio Banamex a la Microempresa 2006. En esta edición tuvimos 5 ganadores y una Mención Especial. Prueba fehaciente de que el crédito que les otorgamos, les permite seguir creciendo no sólo como personas, sino también como empresarios. El reconocimiento a su trabajo es algo que nos llena de orgullo.

María Adela Guerrero

Elaboración y venta de molcajetes | Oficina de servicios Tepeaca, Puebla | **Premio: Trayectoria Rural**

"Nos dedicamos a la elaboración y venta de molcajetes, chambranas y metates, elaborados de piedra de cantera y piedra negra. Somos una empresa familiar, ya que mi esposo y mis 5 hijos se encargan de labrar la piedra en el taller. Yo me encargo de la administración y decoración de las piezas.

Nos sentimos muy contentos por el buen desarrollo de nuestro negocio, ya que con nuestro trabajo contribuimos a no perder esta tradición.

En enero de 2004 conocí a Compartamos y solicité mi primer crédito, con el que compré herramientas para poder elaborar más piezas. Con las ganancias hemos adquirido dos terrenos en los que estamos construyendo el patrimonio de nuestros hijos.

Uno de nuestros planes para el futuro es poner un local sobre la carretera, además de comprar una camioneta para poder llevar los pedidos y no tener que pagar flete. Nos gustaría dar empleo a personas de nuestra comunidad y ayudar a que menos familias se queden desprotegidas".



Guadalupe del Socorro Ramírez

Guadalupe del Socorro Ramírez González

Elaboración y venta de pollo asado	Oficina de servicios Gómez Palacio, Durango	**Premio: Trayectoria Urbana**

"Elaboro y vendo pollos asados. Todo comenzó cuando despidieron a mi esposo, así que lo convencí de iniciar un negocio. Con un préstamo que nos hicieron nuestros papás, compramos 20 pollos, un asador usado y pinzas, pusimos unas mesas y sillas afuera de la casa de mis padres.

Dos años después, pudimos pagar la renta de un local, y con los créditos de Compartamos, compré materia prima y mobiliario para el negocio. La buena administración de los recursos, combinados con constancia, responsabilidad y trabajando todos los días, ha hecho que las ventas se incrementen rápidamente. Queremos poner sucursales del negocio y que nuestros hijos sigan nuestro ejemplo, les estamos enseñando el valor del trabajo y que con seguridad pueden hacer todo lo que quieran.

Nos sentimos orgullosos porque con nuestras ganancias remodelamos la casa y compramos un coche, pero sobre todo, porque hemos podido dar empleo a más personas emprendedoras."



Patricia Cruz

Patricia Cruz

Elaboración y venta de trajes de chinelos | Oficina de servicios Cuautla, Morelos | **Premio: Innovación rural**

"Me dedico a la elaboración y venta de trajes de chinelos (traje regional del estado de Morelos), los cuales se utilizan en las diferentes festividades del estado. Mi esposo aprendió el oficio gracias a sus padres y hermanos y yo me involucré en el negocio cuando nos casamos. Al principio hacíamos 1 o 2 trajes al año, pero poco a poco nos dimos a conocer por nuestra creatividad al plasmar las figuras que nos solicitaban en los trajes.

Nos fuimos haciendo de más clientes, pero tardábamos en hacer las entregas, ya que los trajes nos los pagaban en abonos y no teníamos el capital disponible para comprar mercancía, por lo que deteníamos la producción. Conocer a Compartamos nos permitió cambiar esa situación, ahora nuestro negocio es uno de los más reconocidos en el estado, ya que es un trabajo cien por ciento artesanal.

Amo lo que hago y disfruto mucho el trabajo en familia, gracias a su apoyo podemos salir adelante. Actualmente estoy buscando la oportunidad de exportar de manera formal los trajes, creo que es una buena manera de dar a conocer las tradiciones de nuestro país. Estamos trabajando mucho y queremos abrir nuestra propia mercería, además de seguir participando en exposiciones y concursos para que más gente conozca lo que hacemos."



Natividad Talavera

Natividad Talavera

Elaboración y venta de pan | Oficina de servicios Chimalhuacán, Estado de México. | **Premio: Consolidación urbana**

"Mi familia y yo nos dedicamos a la venta diaria de pan dulce y pasteles, que repartimos a domicilio en bicicletas. Al principio el negocio era una sociedad entre mi esposo y mi cuñado, pero por diferencias, no funcionó. Así que solicité un crédito a Compartamos y pudimos iniciar nuevamente con la panadería. Tuvimos más ventas, lo que nos dio la oportunidad de ir comprando más maquinaria y varios triciclos y canastos para repartir el pan.

Es un negocio familiar, ya que todos los integrantes de la familia tienen una actividad específica, cada uno sabe la responsabilidad que tiene y lo que es importante para el buen funcionamiento del negocio. Yo me dedico a la administración y a la entrega del pan junto con dos de mis hijas y mi nuera. Mientras mi hijo y mi esposo, que desde niño conoce el oficio, elaboran el pan.

Todos los días trabajamos a partir de las 6 de la mañana y nos da gusto hacerlo porque queremos mucho nuestro trabajo, y sin importar el clima, nosotros entregamos el pan.

Queremos acondicionar nuestra área de trabajo para instalar un expendio de pan y para lograrlo, debemos trabajar con constancia, soy una persona muy soñadora, pero muy perseverante y siempre logro lo que me propongo."



Magdalena Torres

Magdalena Torres

Elaboración y venta de miel | Oficina de servicios Xalapa las Flores, Veracruz. | **Premio: Consolidación Urbana**

"El negocio inició con mi papá, él se dedicaba a la venta de miel por toneles. Llevo dos años en Compartamos y mi primer crédito lo utilicé para comprar miel y frasco en poca cantidad. Tiempo después, ya tenía una tienda en Coatepec y mi mamá tenía pensado poner una en Xalapa, pero por no tener el capital, el proyecto se fue retrasando. La invité a formar parte del grupo e iniciamos con nuestro sueño de poner más tiendas. Hoy tenemos una empresa familiar, en la que participamos mi mamá, mis hermanos y yo.

Mi hermana se encarga de la producción de reinas, uno de mis hermanos está en la producción de miel, otro en ventas y uno más nos apoya con el papeleo.

Nos sentimos orgullosos porque nuestro trabajo ha traspasado las fronteras de nuestro país, ya que hemos participado en ferias internacionales. En Londres ganamos dos premios a la calidad, recibimos un reconocimiento en Suiza y en Argentina, asistimos no únicamente para concurso, sino también estuvimos con los apicultores del lugar.

Compartamos nos ayudó bastante, con su apoyo pudimos comprar una pequeña máquina de envasado. Los demás créditos los seguimos invirtiendo, y poco a poco comenzamos a crecer hasta lograr lo que hoy tenemos. Hemos podido dar trabajo a 8 personas y queremos seguir apoyando a más."



Martha Medina

Martha Medina

Elaboración y venta de tapetes anudados | Oficina de servicios Villa Cuauhtémoc, Estado de México.

Mención Especial en la categoría Trayectoria Rural

"Me dedico a la elaboración y venta de tapetes de lana y algodón anudados a mano, este negocio es tradición familiar. Aprendí esta actividad desde los 14 años, gracias a mis padres. Posteriormente inicié mi propio negocio.

Hacer tapetes es un proceso largo, pero que hago con mucho gusto. Todas mis productos llevan etiqueta, ya que tengo registrada la marca, creo que eso le da confianza a los clientes, porque saben que es un producto de calidad y a diferencia de la competencia, están cien por ciento hechos a mano.

Soy una persona perseverante, tengo principalmente dos planes: primero, ampliar el local que tengo con el propósito de incrementar las ventas y generar fuentes de empleo, así como abrir un local más al otro lado del pueblo. Y segundo, lograr que mis productos se vendan en el extranjero.

La constancia y compromiso con el trabajo se refleja en el nivel de vida que ahora tengo y que comparto con mis sobrinos y ahijados, compré una casa para mis padres, un coche y algunos terrenos. Soy una persona tenaz, con deseo de superación, hoy me considero una mujer triunfadora, capaz de llevar un negocio al éxito."

"Nuestros **colaboradores** son el fruto palpable de nuestros esfuerzos, ideas y sueños".


EXPANSION
LAS MEJORES EMPRESAS PARA TRABAJAR 2006
Contagiar el entusiasmo

"Héctor Quiroz: reflejo de tenacidad, perseverancia y ejemplo de una persona Hecha en Compartamos"

Héctor Quiroz | Gerente Regional Centro

Una de las grandes fortalezas que sustentan la expansión del servicio de Compartamos es la unión del talento de nuestros colaboradores. Con su trabajo, contribuyen al crecimiento de la empresa, pero también a su desarrollo personal y profesional. Son el fruto palpable de nuestros esfuerzos, ideas y sueños.

Héctor Quiroz

Gerente Regional Centro

"**En menos de seis años pasé de ser promotor a Gerente Regional.** Mi primer ascenso fue en tres semanas, a los ocho días había conformado mi primer grupo, mismo que todavía existe y cuya líder pasó de tener un tanque con truchas a un restaurante con un estanque para criarlas.

Ingresar a Compartamos fue resultado de una gran decisión, me convenció mi primer capacitador. Era un gerente que venía de Oaxaca. La forma en que me vendió la empresa me cautivó; les dije que sí y lo demás fue crecer y compartir el entusiasmo de estar aquí. **Mi principal satisfacción, es encontrar que hay oportunidades para mí y para mucha gente.**

Generando valor económico

El compromiso en el trabajo y el esfuerzo de cada colaborador durante el 2006 se ve reflejado en la capacidad de crear valor económico, a través de buenos resultados y buenos estándares de operación mostrados en los estados financieros, podemos mencionar que somos una empresa rentable que crece sostenidamente para llegar a más personas, capaces de fondearnos de los mercados y ofrecer un retorno a nuestros accionistas.

En el 2006, recibimos por parte del CGAP (Consultative Group to Assist the Poor), una Mención de Honor al Mérito por cumplir con altos estándares de revelación en el Premio a la Transparencia 2005.

Análisis financiero

El siguiente análisis se realiza con base en los estados financieros auditados de Compartamos y debe ser leído en conjunto con los mismos. A continuación se presenta un análisis del desempeño de la administración y la situación financiera de la empresa, realizando una comparación entre los resultados financieros obtenidos a diciembre de 2006, contra los obtenidos a diciembre de 2005. (Todas las cifras del 2005 son expresadas al poder adquisitivo al 31 de diciembre de 2006).

Resultados de la operación

Los ingresos totales de la empresa provienen principalmente de dos fuentes: (I) de los intereses cobrados por los créditos otorgados en los productos de crédito; y (II) de las inversiones, resultado de los rendimientos producidos por los excedentes de tesorería.

Los ingresos totales de 2006, fueron de $2´035,398.4 miles de pesos, cantidad 46.2% mayor a la obtenida en 2005, que fue de $1´392,325.0 miles de pesos.

En 2006, el total de los ingresos de la empresa, se integró en un 99.1% por los intereses cobrados por los créditos otorgados, el 0.9% restante fue de los ingresos por inversiones, provenientes de los excedentes de tesorería invertidos en valores gubernamentales y pagarés bancarios a plazo, que en 2005, representaron 1.6% de los ingresos.



Alma Delia Rodríguez Catañeda | Durango

Como ya se ha visto, la principal fuente de ingresos de Compartamos es su cartera de créditos, al 31 de diciembre de 2006, la cartera de créditos total valía $2´975,334.8 miles de pesos (incremento anual de 46.6%), al 31 de diciembre de 2005, el total de cartera fue de $2´030,113.0 miles de pesos (incremento anual de 66.5%).

Ingresos miles de pesos

	Dic. 2006	% del total	Dic. 2005	% del total
Ingresos por interés	2´017,593.8	99.1	1´369,654.8	98.4
Ingresos por inversiones	17,804.6	0.9	22,670.1	1.6
Total ingresos	2´035,398.4	100.0	1´392,325.0	100.0

El incremento gradual que los ingresos han experimentado a lo largo de los años, se debe en gran medida a la apertura de nuevas Oficinas de servicios, 43 en 2005, y 44 en 2006, llegando a un total de 187 para diciembre de 2006. Esto permitió a la empresa lograr colocar 616,528 créditos activos para diciembre de 2006, representando un incremento del 36.1% respecto a los 453,131 créditos activos en 2005.

Costo financiero

En 2006, el costo financiero fue de $175,573.9 miles de pesos, 35.8% superior al obtenido en 2005, que fue de $129,318.0 miles de pesos, resultado de la mayor contratación de deuda como consecuencia del crecimiento de la cartera de créditos.

En 2006, el costo financiero representó el 8.6% sobre el total de los ingresos, este mismo dato fue de 9.3% en 2005. Una parte importante de los pasivos de Compartamos fueron concertados a tasa variable, dicha tasa es equivalente a la suma de una tasa de referencia (TIIE), más un margen o spread, mismo que Compartamos ha logrado disminuir en los últimos años, fruto de su buen desempeño financiero y obteniendo con esto, beneficios importantes en sus resultados.

El margen financiero bruto de Compartamos ha representado el 91.4% de los ingresos en 2006, por 90.7% en 2005.

Costo financiero miles de pesos

	Dic. 2006	%	Dic. 2005	%
Intereses por financiamiento	158,942.2	7.8 %	132,959.6	9.5 %
Utilidad (pérdida) cambiaria	16,631.7	0.8 %	-3,641.6	-0.3 %
Gastos por intereses	175,573.9	8.6 %	129,318.0	9.3 %

Estimación preventiva para riesgos crediticios

En 2006, la estimación preventiva para riesgos crediticios representó un 2.3% respecto al total de los ingresos, mientras que en 2005, fue de 3.8%.

Compartamos mantiene una estimación preventiva para riesgos crediticios, aplicando criterios que le permiten calcular el monto necesario para poder hacer frente a riesgos de créditos incobrables. La provisión se revisa mensualmente y se lleva a resultados al constituirse. Los castigos de cartera se aplican contra dicha provisión.

La empresa estableció como política para la creación de la reserva, que ésta no fuera menor de lo que resulte mayor entre dos cálculos; I) el 4.0% de la cartera bruta o, II) las reglas de provisión para cartera de consumo de la Comisión Nacional Bancaria y de Valores (CNBV).

Dicha metodología fue notificada a la CNBV en diciembre de 2006, y será la que Compartamos utilice, para modificar dicha metodología requeriría solicitarlo previamente a la CNBV.

El saldo de la estimación preventiva para riesgos crediticios en el balance general al 31 de diciembre de cada año, fue de $119,013.4 miles de pesos para 2006, y $90,878.6 miles de pesos para 2005, dichas estimaciones cubren la cartera vencida en 646.9% en 2006, y 935.7% en 2005.

Gastos de administración

Los gastos de administración en 2006, fueron de $816,190.2 miles de pesos, 41.3% más que en 2005, periodo en el que representaron $577,708.7 miles de pesos. Dichos incrementos se deben a dos factores principales; I) la apertura de nuevas Oficinas de servicios 44 en 2006 y 43 en 2005, y II) el incremento de la plantilla de colaboradores, que al 31 de diciembre de 2006, alcanzó los 3,203 colaboradores por 2,295 que se tuvieron al 31 de diciembre de 2005.

Gastos de administración miles de pesos

	Dic. 2006	%	Dic. 2005	%
Gastos de operación	373,199.0	18.3	252,102.4	18.1
Gastos de personal	442,991.2	21.8	325,606.4	23.4
Gastos totales	816,190.2	40.1	577,708.7	41.5

% respecto al total de los ingresos

El costo por cliente en cada periodo fue de $1,585.9 pesos en diciembre de 2006 y $1,545.5 para diciembre de 2005, (gastos totales/promedio de número de clientes). Se mantiene en niveles similares.

Impuesto Sobre la Renta y Participación de Utilidades al Personal

Al 31 de diciembre de 2006, Compartamos aprovisionó $269,445.8 miles de pesos por concepto de impuestos, importe que representó el 13.2% sobre el total de los ingresos. Al 31 de diciembre de 2006, la empresa generó un ISR neto de $303,143.8 miles de pesos resultado de un ISR causado de $290,358.5 miles de pesos, más un ISR diferido de $12,785.3 miles de pesos, así como una provisión de PUP por $20,912.7 miles de pesos dando un total de 290,358.5 miles de pesos, gasto que representó el 14.9% del total de los ingresos. Ver: Nota 13 de los estados financieros auditados al 31 de diciembre de 2006.

Utilidad o pérdida neta

En 2006, la operación de la empresa resultó en una utilidad neta por $631,668.6 miles de pesos, 66.2% mayor a la obtenida en 2005, que fue de $380,172.6 miles de pesos. Lo anterior representa una rentabilidad sobre el activo (ROA) al cierre de cada año de 22.7% para 2006, y de 19.7% para 2005; y a su vez, una rentabilidad sobre el capital (ROE) para cada periodo de 56.1% y 51.3% respectivamente; excelentes indicadores del desempeño financiero de Compartamos, aun cuando la empresa presenta una alta proporción de capital contable, comparado con los activos totales en las dos fechas comparadas: 42.4% para diciembre de 2006 y 37.7% para diciembre de 2005.

Indicadores financieros	Dic. 2006	Dic. 2005
Rentabilidad sobre activos (ROA)	22.7 %	19.7 %
Rentabilidad sobre capital (ROE)	56.1 %	51.3 %
Margen neto	31.0 %	27.3 %
Utilidad neta vs. cartera promedio total	25.2 %	23.4 %

Situación Financiera, liquidez y recursos de capital

A diciembre de 2006, Compartamos se encontraba al corriente en el pago de las obligaciones fiscales correspondientes. Desde su constitución no ha tenido inversiones de capital comprometidas.

Fuentes de liquidez y financiamiento

Nuestra principal fuente de liquidez proviene del repago de los créditos que otorga, los cuales ocurren de manera semanal, bisemanal o mensual.

Compartamos cuenta con otras tres importantes fuentes de financiamiento: I) líneas de crédito revolventes contratadas con bancos locales, la suma agregada disponible total de estas líneas a diciembre de 2006, era de $1´930,000 miles de pesos y a esa misma fecha, se tenían dispuestos $509,342.2 mi-

de pesos, que representan el 26.4% del total disponible; II) créditos a largo plazo contratados con bancos y otros organismos nacionales y extranjeros; y III) las emisiones de deuda en el Mercado de Valores Mexicano.

Compartamos ha hecho cinco emisiones de deuda desde 2002 hasta la fecha, con un valor total de $700,000 miles de pesos, para el 31 de diciembre de 2006, sólo existían dos emisiones vigentes en el mercado con un saldo agregado vigente de $500,000 miles de pesos, sus claves de pizarra son COMPART 04 y COMPART 05. Ambas emisiones fueron reconocidas internacionalmente, COMPART 04 como *"2004 Best Structured Bond"* por la revista Latin Finance y COMPART 05 como *"Sustainable Deal of the Year"* por el The Financial Times y la IFC.

Endeudamiento y perfil de la deuda contratada

La integración del pasivo total de la Compañía se muestra en la siguiente tabla:

Pasivo total miles de pesos

	Dic. 2006	%	Dic. 2005	%
Pasivo corto plazo	635,149.0	34.4	710,018.0	48.1
Pasivo largo plazo	1´211,595.4	65.6	765,229.7	51.9
Pasivo total	1´846,744.4	100.0	1´475,247.6	100.0

Al 31 de diciembre de 2006, el pasivo a corto plazo fue de $635,149.0 miles de pesos y representó un 34.4% sobre el pasivo total de $1´846,744.4 miles de pesos; el pasivo a corto plazo queda integrado por: créditos bancarios en un 80.2%, el saldo a corto plazo de pasivos bursátiles que representó un 4.8% y el saldo de otros pasivos a corto plazo que fue el 15% restante. Los pasivos a largo plazo alcanzaron los $1´211,595.4 miles de pesos y representaron el 65.6% del total de pasivos, estaban compuestos por 58.8% provenientes de préstamos bancarios y otros organismos y 41.2% del saldo a largo plazo de pasivos bursátiles.

Al 31 de diciembre de 2005, el pasivo a corto plazo fue de $710,018.0 miles de pesos y representó un 48.1% sobre el pasivo total $1´475,247.7 miles de pesos; el pasivo a corto plazo queda integrado por: créditos bancarios en un 72.6%, el saldo a corto plazo de pasivos bursátiles que representó un 18.1% y otros pasivos a corto plazo que fue el 9.3% restante. Los pasivos a largo plazo alcanzaron los $765,229.7 miles de pesos y representaron el 51.9% del total de pasivos, estaban compuestos por 34.7% proveniente de préstamos bancarios y otros organismos y 65.3% del saldo a largo plazo de pasivos bursátiles.

Como puede observarse, Compartamos ha incrementado la proporción de pasivos a largo plazo sobre los pasivos totales, desde niveles de 51.9% en 2005, hasta lograr una proporción de pasivos a largo plazo sobre pasivos totales de 65.6% en 2006.

Pasivos bancarios a corto y largo plazo miles de pesos

	Dic. 2006	%	Dic. 2005	%
Préstamos bancarios corto plazo	509,349.2	29.1	515,557.7	36.6
Préstamos bancarios largo plazo	740,826.1	42.3	265,229.7	18.8
Bonos bancarios (certificados bursátiles)	501,231.9	28.6	628,419.1	44.6
Pasivo bancarios y bursátiles	1´751,407.2	100.0	1´409,206.5	100.0



1´400,000
1´200,000
1´000,000
800,000
600,000
400,000
200,000
0
Ene-2006
Feb-2006
Mar-2006
Abr-2006
May-2006
Jun-2006
Jul-2006
Ago-2006
Sep-2006
Oct-2006
Nov-2006
Dic-2006
Deuda Bancario MN
Deuda Bancaria ME
Bonos Bancarios (certificados bursátiles)

A continuación se muestran las fechas de vencimiento de las líneas de crédito que se tenían contratados a diciembre de 2006, expresados en miles de Pesos.

Institución	Monto o línea	Vencimiento	Pago	Servicio de deuda
A) Líneas de crédito en pesos				
HSBC	300,000	sep-09	al vencimiento	tasa variable
Invex	250,000	mar-07	al vencimiento	tasa variable
Interacciones	100,000	nov-07	al vencimiento	tasa variable
Nafin	700,000	Indefinida	al vencimiento	tasa variable
Banamex	197,000	ag-08 y dic -09	8 pagos trimestrales	tasa fija
Ve por más	80,000	mar-07	al vencimiento	tasa variable
Banorte	100,000	ago-09	al vencimiento	tasa variable
Mifel	100,000	oct-08	al vencimiento	tasa variable
KfW, Frankfurt am Main	63,945	dic-08	al vencimiento	tasa fija
BBVA Bancomer	300,000	dic-07	al vencimiento	tasa variable
Corporación Interamericana de Inversiones	220,000	jun-09	al vencimiento	tasa variable
Banco Interamericano de Desarrollo	1,980	sep-18	34 pagos semestrales	tasa fija
Dexia-Micro Credit Fund	150,000	oct-09	al vencimiento	tasa fija
Credit Suisse Microfinance Fund Management	16,000	oct-09	al vencimiento	tasa fija
IFC	108,000	8 años a partir de su disposición	al vencimiento	tasa variable
B) Certificados Bursátiles				
COMPART04	190,000	jul-09	al vencimiento	tasa variable
COMPART05	310,000	sep-10	al vencimiento	tasa variable
C) Líneas de crédito en Dólares				
Instituto de Crédito Oficial del Reino de España	4,833	jun-15	5 pagos anuales	tasa fija
Corporación Andina de Fomento	3,667	abr-09	6 pagos semestrales	tasa variable

Nota 1. Garantía de pago del principal e intereses hasta por un monto equivalente a la cantidad que resulte menor entre (I) 34% del principal pendiente de pago de la emisión, o (II) 34% del monto principal de la emisión, menos el monto de las cantidades totales que la IFC haya desembolsado y convertido en pesos bajo la garantía o la línea de crédito al amparo de la cual se otorgó la garantía, y respecto de las cuales el representante común no haya recibido una notificación de reintegración del IFC de conformidad con la garantía.

Al 31 de diciembre de 2006, Compartamos tenía contratos de crédito en moneda nacional por $3´186,924.6 miles de pesos y en moneda extranjera por US$9,833.6 miles de dólares, teniendo dispuestos un 51.7% y 86.4% de los contratos, respectivamente.

	Montos contratados*	Montos dispuestos*
Pesos	3´186,924.6	1´648,924.6
Dólares	9,833.6	8,500.3

*Cifras en miles incluye bonos bancarios (certificados bursátiles)



Activo diciembre 2006

6 % ■ Efectivo e inversiones
5 % □ Otros activos
89 % ■ Cartera neta

Con la finalidad de disminuir el riesgo cambiario de los créditos en dólares ($8,500.3 miles de dólares), Compartamos cubrió sus pasivos en dólares mediante ventas de contratos de futuros en pesos en el Chicago Mercantile Exchange a través de Mann Financial. Al 31 de diciembre de 2006, se tienen celebrados un total de 166 contratos de futuros, de los cuales 126 contratos tienen vencimiento a marzo de 2007, y le generan un activo a la empresa de $5,369 miles de dólares y los 40 contratos restantes, tienen vencimiento a diciembre de 2007, éstos le generan a la empresa un activo por $1,798 miles de dólares. De esta forma, a diciembre de 2006 Compartamos cubrió al 84.3% sus pasivos en dólares.

La empresa fue clasificada, con base en su Índice de Capitalización (ICAP), en la categoría I ("Institución de Banca Múltiple que presentan ICAP igual o superior al 10%", art. 220 de las Disposiciones para Bancos).

Consistentemente, Compartamos ha presentado altos ICAP. Al 31 de diciembre de 2006, el ICAP fue de 40.02%, y se encuentra dentro de los 10 bancos (7ª posición) con mayores índices, de acuerdo al boletín estadístico de Banca Múltiple de la CNBV a diciembre de 2006.



Pasivo y capital diciembre 2006

20 % ■ Pasivos a corto plazo
38 % ■ Pasivo a largo plazo
42 % ■ Capital contable

Al 31 de diciembre de 2006, se observó que la cartera neta, una vez descontada la estimación preventiva para riesgos crediticios, representó el 89.1% sobre el total de los activos y a diciembre de 2005, guardó una proporción de 81.9%. La cartera neta tuvo un crecimiento real del 47.3% durante 2006, y de 65.6% en el transcurso de 2005.

La cartera vencida como proporción de la cartera total, se ha conservado en niveles inferiores al 1% al 31 de diciembre de 2006, esta proporción fue de 0.6% y al 31 de diciembre de 2005, fue de 0.5%. El saldo de la estimación preventiva para riesgos crediticios en el balance general al 31 de diciembre de cada año, fue de $119,013.4 miles de pesos para 2006 y $90,878.6 miles de pesos para 2005, dichas estimaciones cubren a la cartera vencida en 646.9% para 2006 y 935.7% en 2005.

Cartera de crédito miles de pesos

	Dic. 2006	%	Dic. 2005	%
Cartera de crédito vigente	2´956,938.5	99.4	2´020,400.8	99.5
Cartera de crédito vencida	18,396.3	0.6	9,712.1	0.5
Total cartera créditos	2´975,334.8	100.0	2´030,113.0	100.0
Estimación preventiva para riesgos crediticios	(119,013.4)	-4.0	(90,878.6)	-4.5
Total de cartera	2´856,321.4	96.0	1´939,234.4	95.5

Cancelación de créditos incobrables

El total de castigos de cartera en cada periodo fue de $11,355.0 miles pesos en 2006 y $6,422.1 miles de pesos en 2005, que representan un 0.4% y 0.3% sobre el total de la cartera total al cierre de cada ejercicio, respectivamente:

Cancelaciones del crédito cifras históricas en miles de pesos

	Dic. 2006	%	Dic. 2005	%
Cancelaciones por defunciones	1,747.4	15.4	1,901.0	29.6
Cancelaciones por incobrabilidad	9,607.6	84.6	4,521.1	70.4
Total de castigos	11,355.0	100.0	6,422.1	100.0

Políticas de capitalización

El capital social de Compartamos al 31 de diciembre de 2006, fue de $469,496.8 miles de pesos, que representó el 34.5% del total del capital contable y las utilidades retenidas de ejercicios anteriores fueron el 16.4%, también del capital contable que ascendió a $1´359,071.2 miles de pesos.

Las utilidades del ejercicio 2006, fueron de $631,668.6 miles de pesos, teniendo un incremento del 66.2% respecto a la utilidad neta del ejercicio 2005, que fue de $380,172.6 miles de pesos.

En términos de la LIC, Compartamos debe constituir el fondo de reserva de capital, separando el 10% de sus utilidades de cada ejercicio para constituir la reserva legal, hasta alcanzar una suma igual al 100% del importe del capital social pagado.

De acuerdo con las NIFs, Boletín D-3 "Pasivos Laborales" - Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones que existen por remuneraciones al término de la relación laboral por causas distintas a reestructuración, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se presentan tales servicios, con base en estudios actuariales realizados, utilizando el método de crédito unitario proyectado.

En la siguiente tabla se tiene la integración del capital social para el periodo 2006 y 2005.

Integración del capital social miles de Pesos

	Dic. 2006	Dic. 2005
Capital social fijo	427,836.9	427,836.9
Capital social variable	0.0	0.0
Total capital social	427,836.9	427,836.9
Incremento por actualización	41,659.9	41,659.9
Total capital social	469,496.8	469,496.8

Efectivo e inversiones

Al 31 diciembre de 2006, la cuenta de efectivo e inversiones fue de $204,573.4 miles de pesos, representando el 6.4% del activo total, mientras que el 31 de diciembre, el saldo de estas cuentas era de $307,418.7 miles de pesos, 13% de los activos. Como puede observarse en la siguiente tabla, el saldo en Inversiones disminuyó considerablemente en 2006, esto se debe a que en los años anteriores algunos contratos de líneas de crédito exigían a la empresa dar cierto porcentaje de las disposiciones de recursos como garantía, actualmente ninguno de los activos de Compartamos se encuentra dado en garantía, salvo los recursos depositados en la cuenta de margen de Mann Finnancial, que respaldan el interés abierto de Compartamos en el mercado de futuros.

Total de efectivo e inversiones miles de pesos

	Dic. 2006	%	Dic. 2005	%
Disponibilidades	104,572.8	3.3	66,102.7	2.8
Inversiones	100,000.6	3.1	241,315.9	10.2
Total efectivo e inversiones	204,573.4	6.4	307,418.7	13.0

Control interno

Respecto al control interno en Compartamos, los criterios contables se apegan a las disposiciones regulatorias de la CNBV, SHCP y las NIFs, se adecuan a las políticas y normas establecidas en el manual de contabilidad interno de Compartamos. Todas las operaciones efectuadas por la empresa son veraces, suficientes y representan razonablemente la información financiera y sus controles más importantes son:

En Tesorería, se tienen medidas de control sobre la base de personas destinadas a esta actividad y únicamente tienen ciertas responsabilidades y funciones en cuanto a qué montos pueden autorizar y aplicar. Se cuenta además con unos sistemas de banca electrónica y se tienen rangos de autorización y firmas de tipo A y B.

En Cartera, se cuenta con un sistema integral en donde se tienen personas dedicadas únicamente a la supervisión de estas tareas, en las cuales hay permisos y respaldos diarios y no cualquiera puede manejar esta área.

Compras, Activos Fijos, Tesorería y Contabilidad: cuentan con la suite financiera de Oracle, la cual comprende los módulos de contabilidad, administración de tesorería, cuentas por pagar, activos fijos y compras, el ERP *(Enterprise Resource Planning)*, el cual tiene operadores únicos y las tareas son el registro de las operaciones que realiza Compartamos en cuanto a compras, préstamos, compras de activo, entre otros, cada módulo tiene canales de autorización y supervisón para poder ser capturadas y autorizados los registros en el sistema.

Resultados Relevantes

Balances Generales

	31 de diciembre de:	
	2006	**2005 ***
Activo		
Disponibilidades	3.3 %	2.8 %
Inversiones en valores	3.1 %	10.2 %
Total de efectivo e inversiones	6.4 %	13.0 %
Cartera de crédito vigente	92.2 %	85.4 %
Total de cartera de crédito vencida	0.6 %	0.4 %
Total de cartera de crédito	92.8 %	85.8 %
Estimación preventiva para riesgos	-3.7 %	-3.8 %
Cartera de crédito - Neta	89.1 %	82.0 %
Otras cuentas por cobrar - Neto	0.4 %	0.4 %
Mobiliario y equipo - Neto	3.3 %	3.0 %
Impuestos diferidos - Neto	0.2 %	0.8 %
Otros activos, cargos diferidos - Neto	0.5 %	0.8 %
Activo Total	100.0 %	100.0 %
Pasivo		
Bonos bancarios (certificados bursátiles)	27.1 %	42.6 %
Préstamos bancarios y de otros organismos		
A corto plazo	27.6 %	34.9 %
A largo plazo	40.1 %	18.0 %
Otras cuentas por pagar	5.2 %	4.5 %
Pasivo Total	100.0 %	100.0 %
Capital Contable		
Capital social	34.5 %	52.7 %
Reserva de capital	2.5 %	1.7 %
Resultado de ejercicios anteriores	16.4 %	3.0 %
Utilidad neta	46.5 %	42.6 %
Capital Contable Total	100.0 %	100.0 %
Total de Pasivo y Capital Contable	100.0 %	100.0 %



Francisco Valencia Vázquez | Venta de fertilizante | Chiapas



Activo

89.1 %	■	Cartera de crédito - Neto
6.4 %	□	Total de efectivo e inversiones
3.3 %	■	Mobiliario y equipo - Neto
0.5 %	■	Otros activos, cargos diferidos - Neto
0.4 %	■	Otras cuentas por cobrar - Neto
0.2 %	■	Impuestos diferidos - Neto



Pasivo

27.1 %	▨	Bonos bancarios (certificados bursátiles)
27.6 %	■	Préstamos a corto plazo
40.1 %	■	Préstamos a largo plazo
5.2 %	■	Otras cuentas por pagar



Capital contable

34.5 %	■	Capital social
2.5 %	■	Reserva de capital
16.4 %	■	Resultado de ejercicios anteriores
46.5 %	□	Utilidad neta

Lucía Higareda | Veracruz







Datos relevantes



Colaboradores


Crecimiento
3500
3000
2500
2000
1500
1000
500
0
3,203
2,295
1,561
06
05
04
60
50
40
30
20
10
0
40%
47%
54%
06
05
04

Clientes


Crecimiento
800
700
600
500
400
300
200
100
0
616,528
453,131
309,637
215,267
144,991
92,773
06
05
04
03
02
01
60
50
40
30
20
10
0
36%
46%
44%
48%
56%
45%
06
05
04
03
02
01

Tenemos **cobertura** en **29** estados de la República Mexicana y **187** Oficinas de servicios.

Cobertura



estados

1	Aguascalientes	16	San Luis Potosí
2	Campeche	17	Sinaloa
3	Coahuila	18	Sonora
4	Colima	19	Tabasco
5	Chiapas	20	Tamaulipas
6	Chihuahua	21	San Luis Potosí
7	Distrito Federal	22	Sinaloa
8	Durango	23	Sonora
9	Guanajuato	24	Tabasco
10	Guerrero	25	Tamaulipas
11	Hidalgo	26	Tlaxcala
12	Jalisco	27	Veracruz
13	México	28	Yucatán
14	Michoacán	29	Zacatecas
15	Morelos		

Cartera

(en miles de pesos)



3
2,5
2
1,5
1
,5
0
2,975,334
1,948,981
1,137,624
721,574
445,855
232,532
06
05
04
03
02
01

Crecimiento



150
120
90
60
30
0
53%
71%
58%
62%
92%
123%
06
05
04
03
02
01

Cartera en riesgo › 30 días



1.5
1.2
0.9
0.6
0.3
0
1.11%
1.25%
0.56%
0.68%
0.76%
1.13%
06
05
04
03
02
01

3203 colaboradores contribuyen con **616,528** clientes.

Estados



30
25
20
15
10
5
0
29
26
22
16
15
11
06 05 04 03 02 01

Oficinas de servicios



200
150
100
50
0
188
143
100
68
52
35
06 05 04 03 02 01

Crecimiento de Oficinas de servicios



50
40
30
20
10
0
31%
43%
47%
31%
49%
40%
06 05 04 03 02 01



97%	Femenino
3%	Masculino

Cartera por género



86%	Comercio
2%	Servicios profesionales
1%	Agricultura
1%	Ganadería
11%	Otros

Cartera por actividad económica

92.6%	■ GDI
4.6%	■ Solidario
2.7%	□ Individual
5.7%	■ Paralelo



Mix de productos clientes

13.2 %	■ 0 a 5,000
29.2 %	□ 5,001 a 10,000
20.7 %	■ 10,001 a 15,000
15.6 %	■ 15,001 a 20,000
21.3 %	■ 20,001 en adelante



Rangos de desembolso (pesos) y desembolso promedio

87.3%	■ GDI
3.9%	■ Solidario
6.6%	■ Individual
2.1%	□ Paralelo



Mix de productos cartera

Indicadores financieros

	2006	2005*	2004*
Retorno sobre activos (ROA)	23 %	20 %	18 %
Utilidad neta v.s. ingresos netos	31 %	27 %	26 %
Utilidad neta v.s. cartera total	25 %	23 %	23 %
Capital de trabajo	$ 1,969,136	$ 1,046,220	$ 647,510
Resultado neto	$ 631,669	$ 380,173	$ 231,395
Activos totales	$ 3,205,816	$ 2,366,792	$ 1,496,941

* Expresadas en miles de pesos al poder adquisitivo al 31 de diciembre de 2006.



Juan Olvera | Abarrotes | Durango

" Ofrecemos **oportunidades** de desarrollo y tranquilidad a nuestros clientes"

financieros

31 de diciembre 2006 y 2005

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE
(antes Financiera Compartamos, S.A. de C. V., Sociedad Financiera Objeto Limitado)

Informe del Comisario

México D.F., a 23 de febrero de 2007

A la Asamblea General de Accionistas de
Banco Compartamos S.A.,
Institución de Banca Múltiple

En mi carácter de comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Banco Compartamos, S.A., Institución de Banca Múltiple (el Banco), rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el Consejo de Administración, en relación con el desempeño del Banco y sus estados financieros por el año que terminó el 31 de diciembre de 2006.

Mi nombramiento como comisario del Banco, fue a partir del 1º de junio de 2006, fecha en que la sociedad dejó de operar como Sociedad Financiera de Objeto Limitado, para organizarse y operar como Institución de Banca Múltiple de acuerdo con las autorizaciones respectivas y según se explica en la nota 1 a los estados financieros.

He asistido a las asambleas de accionistas y juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, así como del auditor externo y de otras fuentes, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo a las normas de auditoría generalmente aceptadas y aplicables en las circunstancias.

Además, he podido observar que el sistema de control interno del Banco es suficiente y razonable, con base en los informes que sobre la evaluación de su funcionamiento y observancia, elaboraron el auditor interno y el contralor interno para el comité de Auditoría, así como las conclusiones que al respecto expresó el auditor externo del Banco.

Como se menciona en la nota 2 a los estados financieros, el Banco está obligado a preparar y presentar sus estados financieros de conformidad con los criterios contables preescritos por la Comisión Nacional Bancaria y de Valores (CNBV), aplicables a las instituciones de banca múltiple, los cuales difieren de las normas de información financiera generalmente aceptadas, en los casos que se mencionan en dicha nota.

En mi opinión, los criterios y políticas contables y de información seguidos por el Banco y considerados por los administradores para preparar la información presentada por los mismos a esta Asamblea, son los adecuados y suficientes. Su aplicación no fue consistente con el año anterior, debido a lo que se menciona en el Segundo párrafo de este informe, por lo que tuvieron que hacerse algunas reclasificaciones y ampliaciones a la información financiera de 2005. En consecuencia, la información presentada por los administradores a esta Asamblea, refleja en forma veraz, razonable y suficiente la situación financiera de Banco Compartamos S.A., Institución de Banca Múltiple, al 31 de diciembre de 2006, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los criterios contables preescritos por la CNBV.

C.P.C. Eduardo Argil Aguilar
Comisario

PRICEWATERHOUSECOOPERS

PricewaterhouseCoppers, S.C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México D.F.
Teléfono: 5263 6000
Fax: 5263 6010
www.pwc.com

México, D.F., 23 de febrero de 2007

A la Asamblea General de Accionistas de
Banco Compartamos, S.A.,
Institución de Banca Múltiple

Hemos examinado los balances generales de Banco Compartamos, S.A., Insitución de Banca Múltiple [antes Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado (Sofol)] al 31 de diciembre de 2006 y 2005, y los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Adminsitración de la Institución. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con las bases contables aplicables a la Institución. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los criterios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 1 sobre los estados financieros, con fecha 17 de mayo de 2006 la Institución recibió autorización, de parte de la Secretaría de Hacienda y Crédito Público, para la organización y operación de una institución de banca múltiple, por lo que a partir del 1 de junio de 2006, y en ese mismo acto se dejó sin efectos la autorización para que Financiera Compartamos, S.A. de C.V., se organizara y operara como Sofol.

Como consecuencia de la autorización que se menciona en el párrafo anterior, a partir de esa fecha la Institución adoptó los lineamientos contables aplicables a instituciones de crédito, emitidos por la Comisión Nacional Bancaria y de Valores (Comisión), los cuales, en los casos que se mencionan en la Nota 2, difieren de las normas de información financiera mexicanas. Las operaciones realizadas y los criterios contables aplicados por la entidad como Sofol durante 2005 y hasta el 30 de mayo de 2006, son similares a las realizadas y aplciados por un banco, por lo cual no se generó efecto financiero significativo por la transformación de la entidad; sin embargo, los estados financieros al 31 de diciembre de 2005 y sus notas, que se presentan para efectos comparativos, fueron reclasificados y ampliadas, respectivamente, de acuerdo con las reglas de presentación y revelación aplicables a las instituciones de crédito.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Banco Compartamos S.A., Insitución de Banca Múltiple (antes Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado) al 31 de diciembre de 2006 y 2005, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con las bases contables emitidas por la Comisión, que se mencionan en el párrafo anterior.

PricewaterhouseCoopers, S.C.

C.P.C. Javier Flores Durón y Pontones
Socio de Auditoría

[illegible]

(antes Financiera Compartamos, S. A. de C. V., Sociedad Financiera de Objeto Limitado)

Balances Generales

(Notas 1 y 2)

Cifras monetarias expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2006.

	31 de diciembre de	
Activo	**2006**	**2005 ***
Disponibilidades (Nota 5)	$ 105	$ 66
Inversiones en valores (Nota 6):		
Títulos para negociar	100	241
	100	241
Cartera de crédito vigente (Nota 8):		
Créditos al consumo	2,957	2,020
Total cartera de crédito vigente	2,957	2,020
Cartera de crédito vencida (Nota 8):		
Créditos al consumo	18	10
Total cartera de crédito	2,975	2,030
Menos:		
Estimación preventiva para riesgos crediticios	(119)	(91)
Cartera de crédito - Neto	2,856	1,939
Otras cuentas por cobrar - Neto	14	9
Mobiliario y equipo - Neto (Nota 9)	107	71
Impuestos diferidos - Neto (Nota 13)	7	20
Otros activos, cargos diferidos e intangibles - Neto	17	20
Total activo	$ 3,206	$ 2,366

	31 de diciembre de	
Cuentas de orden	**2006**	**2005**
Otras obligaciones contingentes	$ 1	$ 153
Montos contratados en instrumentos de derivados	78	511
Deudores por reporto	$ 100	$ -
(Menos) títulos a entregar por reporto	(100)	-
	$ 0	$ 0

Pasivo y Capital Contable	31 de diciembre de 2006	2005 *
Pasivo		
Captación tradicional:		
Bonos bancarios	$ 501	$ 628
	501	628
Préstamos interbancarios y de otros organismos (Nota 11):		
De corto plazo	509	515
De largo plazo	741	266
	1,250	781
Operaciones con valores y derivadas:		
Operaciones con instrumentos financieros derivados (Nota 12)	5	6
	5	6
Otras cuentas por pagar:		
Impuesto sobre la renta y participación del personal en la utilidad por pagar	49	28
Acreedores diversos y otras cuentas por pagar	42	32
	91	60
Total pasivo	1,847	1,475
Capital contable (Nota 14):		
Capital contribuido:		
Capital social	469	469
	469	469
Capital ganado:		
Reservas de capital	35	16
Resultado de ejercicios anteriores	223	26
Resultado neto	632	380
	890	422
Total capital contable	1,359	891
Total pasivo y capital contable	$ 3,206	$ 2,366

* Véase Nota 1

El monto histórico del capital social a las fechas de los presentes estados de contabilidad es por $ 428.
Índice de capitalización: (Capital/neto/activos en riesgo totales) = 42.30 % y (capital neto/activos en riesgos de crédito) = 40.01%

Los presentes balances generales se formularon de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la Institución hasta las fechas arriba mencionadas, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

Los presentes balances generales están elaborados bajo la responsabilidad de los funcionarios que los suscriben y fueron aprobados por el Consejo de Administración.

Las diecisiete notas adjuntas son parte integrante de estos estados financieros.

Ing. Carlos Labarthe Costas	**Arq. Carlos Danel Cendoya**	**Lic. Fernando Álvarez Toca**	**L.C. Rubén Domínguez Sánchez**
Director General	Director General Adjunto	Director de Finanzas	Auditor General Interno

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE

(antes Financiera Compartamos, S. A. de C. V., Sociedad Financiera de Objeto Limitado)

Estados de Resultados

Cifras monetarias expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2006.

	Año que terminó el 31 de diciembre de	
	2006	**2005 ***
Ingresos por intereses	$ 2,035	$ 1,392
Gastos por intereses	(176)	(129)
Resultado por posición monetaria - Neto (margen financiero)	(50)	(19)
Margen financiero	1,809	1,244
Estimación preventiva para riesgos crediticios	(46)	(53)
Margen financiero ajustado por riesgos crediticios	1,763	1,191
Comisiones y tarifas cobradas	19	9
Comisiones y tarifas pagadas	(46)	(47)
Resultado por intermediación	1	
Ingresos totales de la operación	1,737	1,153
Gastos de administración y promoción	(816)	(578)
Resultado de la operación	921	575
Otros productos	30	12
Otros gastos	(16)	(15)
Resultado antes de las provisiones de impuesto sobre la renta y participación del personal en las utilidades	935	572
Impuesto sobre la renta y participación del personal en las utilidades (Nota 13)	290	201
Impuesto sobre la renta y participación del personal en las utilidades (Nota 13)	13	(9)
	303	192
Resultado neto	$ 632	$ 380

*Véase Nota 1

Los presentes estados de resultados se formularon de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante los periodos arriba mencionados, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

Los presentes estados de resultados están elaborados bajo la responsabilidad de los funcionarios que los suscriben y fueron aprobados por el Consejo de Administración.

Las diecisiete notas adjuntas son parte integrante de estos estados financieros.

Ing. Carlos Labarthe Costas	**Arq. Carlos Danel Cendoya**	**Lic. Fernando Álvarez Toca**	**L.C. Rubén Domínguez Sánchez**
Director General	Director General Adjunto	Director de Finanzas	Auditor General Interno

(antes Financiera Compartamos, S. A. de C. V., Sociedad Financiera de Objeto Limitado)

Estados de Variaciones en el Capital Contable

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2006 Y 2005.

Cifras monetarias expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2006.

	Capital contribuido	Capital ganado			
	Capital social	Reservas de capital	Resultados de ejercicios anteriores	Resultado del ejercicio	Total de capital contable
Saldos al 1 de enero de 2005	$ 78	$ 16	$ 263	$ 231	$ 588
Movimientos inherentes a las decisiones de los accionistas:					
Traspaso del resultado del ejercicio anterior			231	(231)	
Capitalización de utilidades	417		(417)		
Disminución de capital y pago de dividendos	(26)		(29)		(55)
Pago de dividendos			(22)		(22)
Total	391		(237)	(231)	(77)
Movimientos inherentes al reconocimiento de la utilidad integral					
Resultado neto				380	380
Saldos al 31 de diciembre de 2005*	469	16	26	380	891
Movimientos inherentes a las decisiones de los accionistas:					
Traspaso de la utilidad del año a resultados acumulados			380	(380)	
Aumento de reserva legal		19	(19)		
Pago de dividendos			(164)		(164)
Total		19	197	(380)	(164)
Movimientos inherentes al reconocimiento de la utilidad integral					
Resultado neto				632	632
Saldos al 31 de diciembre de 2006	$ 469	$ 35	$ 223	$ 632	$ 1,359

*Véase Nota 1

Los presentes estados de variaciones en el capital contable se formularon de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por los artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la Institución durante los periodos arriba mencionados, los cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

Los presentes estados de variaciones en el capital contable fueron elaborados bajo la responsabilidad de los funcionarios que los suscriben, los cuales fueron aprobados por el Consejo de Administración.

Las diecisiete notas adjuntas son parte integrante de estos estados financieros.

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE

(antes Financiera Compartamos, S. A. de C. V., Sociedad Financiera de Objeto Limitado)

Estados de Cambios en la Situación Financiera

Cifras monetarias expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2006.

	Año que terminó el 31 de diciembre de	
	2006	**2005 ***
Actividades de operación:		
Resultado del año	$ 632	$ 380
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Estimación preventiva para riesgos crediticios	46	53
Depreciación y amortización	33	24
Impuestos diferidos	13	(9)
	724	448
Aumento o disminución de partidas relacionadas con la operación:		
(Disminución) aumento en la captación tradicional	(127)	205
Aumento de cartera crediticia	(963)	(821)
Disminución (aumento) de operaciones de inversiones con valores	141	(72)
Aumento por operaciones con valores y derivados	5	
Aumento de préstamos interbancarios y de otros organismos	463	337
Aumento o disminución en otras cuentas por cobrar y en otras cuentas por pagar y otros - Neto	24	16
Recursos generados en la operación	267	113
Actividades de financiamiento:		
Disminución de capital social		(26)
Pago de dividendos	(164)	(51)
Recursos utilizados en actividades de financiamiento	(164)	(77)
Actividades de inversión:		
Adquisición de inmuebles, mobiliario y equipo - Neto	(64)	(48)
Recursos utilizados en actividades de inversión	(64)	(48)
Aumento (disminución) de disponibilidades y equivalentes	39	(12)
Disponibilidades y equivalentes al principio del año	66	78
Disponibilidades y equivalentes al final del año	$ 105	$ 66

*Véase Nota 1

Los presentes estados de cambios en la situación financiera se formularon de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la Institución durante los periodos arriba mencionados, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

Los presentes estados de cambios en la situación financiera están elaborados bajo la responsabilidad de los funcionarios que los suscriben y fueron aprobados por el Consejo de Administración.

Las diecisiete notas adjuntas son parte integrante de estos estados financieros.

Ing. Carlos Labarthe Costas	**Arq. Carlos Danel Cendoya**	**Lic. Fernando Álvarez Toca**	**L.C. Rubén Domínguez Sánchez**
Director General	Director General Adjunto	Director de Finanzas	Auditor General Interno

Notas sobre los Estados Financieros

31 DE DICIEMBRE DE 2006 Y 2005.

(cifras monetarias expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2006, excepto tipos de cambio, moneda extranjera y valor nominal de acciones)

Nota 1. Naturaleza y Actividades de la Institución:

Constitución y autorización

Hasta el 31 de mayo de 2006, Banco Compartamos, S. A., Institución de Banca Múltiple (Institución) se organizaba y operaba como Sociedad Financiera de Objeto Limitado (Sofol), con el nombre de Financiera Compartamos, S. A. de C. V., sin embargo, el 17 de mayo de 2006, recibió un oficio de parte de la Secretaría de Hacienda y Crédito Público (SHCP) en que se le autoriza la organización y operación de una institución de banca múltiple. La Institución está constituida y opera de conformidad con las leyes de la República Mexicana, tiene una duración indefinida, y está regulada principalmente por la Ley de Instituciones de Crédito (Ley), así como por el Banco de México (Banxico) y por las disposiciones emitidas por la Comisión Nacional Bancaria y de Valores (Comisión) como órgano de inspección y vigilancia de estas instituciones.

Objeto social

Las principales actividades que realiza la Institución consisten en la prestación del servicio de banca y crédito en los términos de la Ley y, en consecuencia, podrá realizar las operaciones y prestar los servicios bancarios como adquirir, enajenar, poseer, arrendar, usufructuar y, en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e inmuebles que sean necesarios para el cumplimiento de sus fines.

Al 31 de diciembre de 2006, la Institución no cuenta con recursos procedentes de la captación de ahorro público, la estrategia a futuro es lanzar productos como cuentas de ahorro a la vista y a plazo, dirigidas al segmento de mercado que atiende actualmente.

Lineamientos operativos

Los principales aspectos regulatorios requieren que la Institución mantenga un índice mínimo de capitalización en relación con los riesgos de mercado y de crédito de sus operaciones, el cumplimiento de ciertos límites de aceptación de depósitos, obligaciones y otros tipos de fondeo que pueden ser denominados en moneda extranjera, así como el establecimiento de límites mínimos de capital pagado y reservas de capital.

El 29 de septiembre de 2005 y publicadas en el Diario Oficial de la Federación del 2 de diciembre de 2005, la Comisión emitió las "Disposiciones de Carácter General Aplicables a las Instituciones de Crédito" deno

minada "Circular Única para Instituciones de Crédito", teniendo como objetivo compilar y precisar el marco normativo vigente aplicable a las instituciones de crédito, derogando la normatividad anterior, excepto por las disposiciones mencionadas en la misma Circular Única para Instituciones de Crédito.

Las operaciones realizadas y los criterios contables aplicados por la entidad como Sofol durante 2005 y hasta el 30 de mayo de 2006, son similares a las realizadas y aplicados por un banco, por lo cual no se generó efecto significativo por la transformación de la entidad, sin embargo, los estados financieros al 31 de diciembre de 2005 y sus notas, que se presentan para efectos comparativos, fueron reclasificados y ampliadas, respectivamente, de acuerdo con las reglas de presentación y revelación aplicables a las instituciones de crédito.

Nota 2. Resúmen de Bases de Contabilidad Significativas

Los estados financieros que se acompañan han sido preparados y presentados conforme a las bases contables establecidas por la Comisión, las cuales difieren de las Normas de Información Financiera (NIF) por lo mencionado en los incisos d. y g. siguientes.

Los estados financieros adjuntos al 31 de diciembre de 2006, están sujetos a la revisión por parte de la Comisión, que cuenta con la facultad de ordenar las modificaciones que considere pertinentes.

A continuación se describen las principales políticas contables seguidas por la Institución, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Reconocimiento de los efectos de la inflación en la información financiera

La Institución actualiza las cifras de sus estados financieros en términos de poder adquisitivo de la moneda de fin del último ejercicio, reconociendo así los efectos de la inflación. Los estados financieros del año anterior han sido actualizados a moneda del último cierre y sus cifras difieren de las presentadas originalmente en la moneda del año correspondiente. Consecuentemente, las cifras de los estados financieros son comparables entre sí y con el año anterior, al estar todas expresadas en moneda del mismo valor.

Para reconocer los efectos de la inflación en términos de poder adquisitivo de la moneda de cierre, se procedió como se describe a continuación:

En el balance general:

El mobiliario y equipo son actualizados a través de la aplicación de un factor derivado del valor de las Unidades de Inversión (UDIS), a partir de su fecha de adquisición y hasta la fecha de cierre.

El capital contable, así como las otras partidas no monetarias, se actualizan con un factor derivado del valor de las UDIS, desde la fecha en que se hicieron las aportaciones o se generaron las utilidades.

En el estado de resultados:

Los ingresos y gastos que afectan o provienen de una partida monetaria (disponibilidades, títulos para negociar, cuentas por cobrar, pasivos, entre otros.), así como aquellos derivados de las operaciones corrientes se actualizan del mes en que ocurren y hasta el cierre, utilizando factores derivados del valor de las UDIS.

Los costos y gastos que provienen de partidas no monetarias se actualizan en el mes en que ocurren y hasta la fecha de cierre, en función de la actualización del activo no monetario que se está consumiendo o vendiendo.

El resultado por posición monetaria, que representa la pérdida o ganancia provocada por la inflación sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al saldo promedio mensual del activo o pasivo, el factor de inflación derivado del valor de las UDIS.

En los otros estados:

El estado de variaciones en el capital contable y el estado de cambios en la situación financiera presentan las variaciones o cambios en pesos constantes, partiendo de la situación financiera al cierre del año anterior, actualizada a pesos de cierre del último ejercicio.

b. Disponibilidades

Se registran a su valor nominal y las disponibilidades en moneda extranjera se valúan al tipo de cambio publicado por Banxico al cierre del ejercicio.

c. Inversiones en valores

Incluyen inversiones en títulos de deuda, y se clasifican de acuerdo con la intención de uso que la Institución les asigna al momento de su adquisición en: títulos para negociar, títulos disponibles para la venta y títulos conservados a vencimiento. Inicialmente se registran a su costo de adquisición más los rendimientos que generan, calculados conforme al método de interés imputado o línea recta, según corresponda, y posteriormente se valúan como se describe en los párrafos siguientes, con base en el valor razonable proporcionado por especialistas en valuación de valores autorizados por la Comisión, denominados "proveedor de precios".

Los intereses se reconocen como realizados en el estado de resultados conforme se devengan.

Los títulos para negociar se valúan a su valor razonable, con base en los precios de mercado proporcionados por el proveedor de precios. El ajuste por valuación se reconoce directamente en los resultados del periodo.

d. Operaciones de reporto

Corresponden a la compraventa de títulos en el presente con un acuerdo obligatorio de recompra en el futuro. Dichas operaciones reconocen un premio sobre el precio pactado, el cual se registra

en resultados conforme se devenga y se realiza en la fecha de vencimiento. Para efectos de reconocer el resultado de la valuación de las posiciones activas y pasivas de las operaciones de reporto, los títulos a entregar o recibir se valuarán a su valor razonable, el cual deberá incluir tanto el componente de capital como los intereses devengados. Por lo que respecta al premio, éste se reconocerá con base en el valor presente del precio al vencimiento de la operación, afectando la parte activa y pasiva, respectivamente, así como los resultados del ejercicio. El valor presente del precio al vencimiento se obtendrá descontando dicho precio a la tasa de rendimiento obtenida considerando el valor razonable que corresponda a valores de la misma especie de aquellos objeto del reporto, cuyo término sea equivalente al plazo restante de la misma operación.

Las NIF requieren que las operaciones de títulos al amparo de un contrato de reporto se reconozcan en relación a la sustancia de la transacción (financiamiento o inversión). Asimismo, las NIF requieren que el premio devengado se reconozca en línea recta.

Los rubros denominados "Saldos deudores en operaciones de reporto" y "Saldos acreedores en operaciones de reporto", compensados entre sí, representan la plusvalía (minusvalía) a valor de mercado de los títulos objeto del reporto sobre el valor presente del precio al vencimiento cuando la Institución actúa como reportado o reportador, respectivamente. Véase Nota 7.

e. **Las operaciones de futuros** se utilizan con objeto de reducir la exposición de la Institución a los riesgos cambiarios asumidos por los préstamos por pagar en monedas extranjeras. Dichas operaciones se valúan al cierre de cada mes a su valor razonable, utilizando precios de cierre de mercado y los efectos resultantes se reconocen en el rubro "Operaciones con instrumentos financieros derivados" del balance general y su valuación neta se registra dentro de Otros gastos. Veánse Notas 11 y 12.

f. **Cartera de créditos**

Representan los importes efectivamente entregados a los acreditados más los intereses devengados no cobrados y se registran a su valor de acuerdo con la Ley. El otorgamiento de crédito se realiza con base en el análisis de la situación financiera del acreditado, la viabilidad económica de los proyectos de inversión y las demás características generales que establecen la Ley, los manuales, y las políticas internas de la Institución.

La cartera de créditos se considera vencida por el saldo insoluto total de los mismos cuando los adeudos consisten en créditos con pagos periódicos parciales de principal e intereses y presentan 90 o más días naturales de vencidos.

Los intereses se reconocen como ingresos en el momento en que se devengan; sin embargo, este registro se suspende en el momento en que los créditos se traspasan a cartera vencida y se lleva un control de los intereses devengados en cuentas de orden, los cuales se reconocen como ingresos cuando son cobrados.

Por los intereses ordinarios devengados no cobrados, correspondientes a los créditos que se traspasan a cartera vencida, se crea una estimación por un monto equivalente al total de sus intereses, existente al momento de su traspaso.

Las comisiones por cobro atrasado de crédito se reconocen como ingresos en el momento en que ocurre el atraso.

Al 31 de diciembre de 2006 y 2005 la Institución sólo tiene cartera de créditos a corto plazo.

g. Estimación preventiva para riesgos crediticios

Las "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito", emitidas por la Comisión, asignan a cada acreditado una calificación en atención a sus riesgos (de país, financiero y de industria), experiencia de pago y valor de sus garantías, con el fin de estimar una probable pérdida y definir el porcentaje de reservas preventivas necesarias; sin embargo, permiten la calificación y constitución de provisiones preventivas con base en metodologías internas, previamente autorizadas por la Comisión. La adopción de estas disposiciones no originó el registro de provisiones preventivas adicionales a las registradas, toda vez que la Comisión reconoció la metodología interna de la Institución (la cual se aplicó también en 2005) a ser aplicada en los ejercicios de 2006 a 2008, misma que se describe a continuación:

De acuerdo con las políticas de la Institución, la estimación preventiva para riesgos crediticios no será menor de lo que resulte mayor entre el 4% de la cartera bruta, o bien la calificación de acuerdo a las reglas de la Comisión.

De conformidad con las NIF la estimación para cuentas de cobro dudoso se realizará previo análisis y evaluación de las posibilidades reales de recuperación.

h. Otras cuentas por cobrar

Representan importes en favor de la Institución no comprendidas en la cartera de crédito.

i. Mobiliario y equipo

Se registran al costo de adquisición, que es actualizado de acuerdo con los criterios de reexpresión previamente señalados en el inciso a. de esta nota.

La depreciación se calcula por el método de línea recta, con base en las tasas de depreciación y amortización, tanto sobre el costo de adquisición como sobre los incrementos por actualización. En el ejercicio que terminó el 31 de diciembre de 2006, el cargo a resultados por concepto de depreciación ascendió a $28 ($20 en 2005).

j. Impuesto sobre la Renta (ISR)

El ISR se registra por el método de activos y pasivos con enfoque integral, el cual consiste en reconocer un impuesto diferido para todas las diferencias temporales entre los valores contables y fiscales de los activos y pasivos.

El efecto neto de todas las partidas indicadas se presenta en el balance general bajo el rubro de "Impuestos diferidos".

k. Otros Activos

Se reconocen en el balance general siempre y cuando éstos sean identificables, proporcionen beneficios económicos futuros y se tenga control sobre dichos beneficios. Al 31 de diciembre de 2006 y de 2005, se tienen registrados $8 y $11 de activos intangibles, respectivamente. En los casos aplicables, la amortización se calcula por el método de línea recta, con base en las tasas de amortización correspondientes. Al 31 de diciembre de 2006 y de 2005, se tiene registrado en resultados $5 y $4, respectivamente, por este concepto.

l. Los pasivos por captación tradicional

Incluyen los recursos de certificados bursátiles emitidos, los cuales se registran al costo de colocación más los intereses devengados, determinados en línea recta por los días transcurridos al cierre de cada mes, los cuales se cargan en los resultados del ejercicio conforme se devengan.

m. Préstamos bancarios y de otros organismos

Representan principalmente las disposiciones de efectivo destinadas a contratos de apertura de créditos, los cuales se registran al valor contractual del préstamo más los intereses devengados, determinados en línea recta por los días transcurridos al cierre de cada mes, los cuales se cargan en los resultados del ejercicio conforme se devengan.

n. Estimaciones

Las políticas contables que sigue la Institución están de acuerdo con los criterios de contabilidad establecidos por la Comisión, las cuales requieren que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros y efectuar las revelaciones que se requieren en los mismos. Aunque cuando pueden llegar a diferir de su efecto final, la Administración considera que dichas estimaciones y supuestos utilizados fueron los adecuados en las circunstancias.

o. Pasivos laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones que existen por remuneraciones al término de la relación laboral por causas distintas a reestructuración, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se presentan tales servicios, con base en estudios actuariales realizados utilizando el método de crédito unitario proyectado.

Al 31 de diciembre de 2006 y 2005 , el pasivo neto proyectado correspondiente a las primas de antigüedad fue de $1.49 y de $0.90 y por remuneraciones al término de la relación laboral por causas distintas a reestructuración fue de $4.05 y de $2.55, respectivamente. El costo neto del periodo, durante los años que terminaron el 31 de diciembre de 2006 y 2005 por primas de antigüedad ascendió a $0.59 y $0.43 y por remuneraciones al término de la relación laboral por causas distintas a reestructuración ascendió a $2.58 y $1.91, respectivamente, el cual fue reconocido en los resultados del año.

p. **Ingresos por intereses**

Dentro de este rubro se agrupan los intereses ganados por las inversiones en valores, los premios devengados por operaciones de reporto y la cartera de créditos, entre otros.

q. **Gastos por intereses**

Dentro de este rubro se agrupan los intereses devengados por el financiamiento recibido para fondear las operaciones de la Institución y los devengados por los certificados bursátiles emitidos.

r. **Utilidad integral**

Representa la utilidad neta más los efectos de aquellas partidas que por su disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados de las UDI. Al 31 de diciembre de 2006 y 2005, la utilidad neta es igual a la utilidad integral.

s. **Utilidad por acción**

Representa el resultado de dividir la utilidad del ejercicio entre el promedio ponderado de las acciones en circulación. Por los ejercicios que terminaron el 31 de diciembre de 2006 y 2005, arroja una utilidad por acción de $17.71 y de $10.24, respectivamente.

t. **Transacciones en moneda extranjera**

Se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos denominados en dichas monedas se presentan en moneda nacional al tipo de cambio publicado por Banxico a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados.

Nota 3. Nuevos Pronunciamientos Contables:

El 8 de agosto de 2006 y publicadas en el Diario Oficial de la Federación del 15 de septiembre de 2006, la Comisión emitió la resolución por la que se modifican las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito, a través de la cual reforma, entre otros, los criterios de contabilidad para las instituciones de crédito que entraron en vigor el 1 de enero de 2007. A continuación se describen los cambios en prácticas contables que podrían tener impacto en los estados financieros de la Institución:

- La estimación para cuentas de cobro dudoso se realizará previo análisis y evaluación de las posibilidades reales de recuperación de las cuentas por cobrar, como lo establecen las NIF.

- Las operaciones con instrumentos financieros derivados, independientemente de su clasificación de cobertura o negociación, se valuarán a valor razonable. En las operaciones consideradas de cobertura, la porción efectiva de los efectos de valuación se reconocerá en la cuenta de utilidad integral en el capital contable, mientras que la porción inefectiva deberá reconocerse en los resultados del ejercicio.

  Las operaciones pactadas por la Institución, para efectos contables, son consideradas como de negociación, por lo que no se espera impacto de valuación a partir del 1 de enero de 2007.

  Asimismo, a partir del 1 de enero de 2007, entraron en vigor las disposiciones de las siguientes NIF emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, las cuales se considera que no tendrán una afectación importante en la información fiananciera que se presenta:

  NIF B-3 "Estado de resultados" - Incorpora, entre otros, un nuevo enfoque para clasificar los ingresos costos y gastos en ordinarios y no ordinarios, elimina las partidas especiales y extraordinarias y establece que la participación de los trabajadores en la utilidad como gasto ordinario no como un impuesto a la utilidad.

  NIF B-13 "Hechos posteriores" - Requiere, entre otros, que se conocerán en el periodo en que realmente se lleven a cabo las reestructuraciones de activos y pasivos y las renuncias por los acreedores a ajercer su derecho de hacer exigible los adeudos en los casos de situaciones de incumplimiento por la entidad con compromisos de contratos de deuda. Estos asuntos solo se revelarán en notas a los estados financieros.

  NIF C-13 "Partes relacionadas" - Amplía, entre otros, la definición (alcance) del concepto de partes relacionadas e incrementa los requisitos de revelación en notas a los estados financieros.

  NIF D-6 "Capitalización del Resultado Integral de Financiamiento" - Establece, entre otros, la obligación de la capitalización del resultado integral de financiamiento y reglas para su capitalización.

Nota 4. Posición en Moneda Extranjera:

La reglamentación de Banxico establece a las normas y límites para fines de las operaciones en monedas extranjeras, para las instituciones de crédito (no aplicables a Sofoles), que se mencionan a continuación:

1. La posición (corta o larga) en dólares estadounidenses (Dls.) debe ser equivalente a un máximo del 15% del capital básico de la Institución.

2. La admisión de pasivos en moneda extranjera no debe exceder de 1.83 veces el capital básico de la Institución.

3. El régimen de inversión de las operaciones en moneda extranjera exige mantener un nivel mínimo de activos líquidos, de acuerdo con la mecánica de cálculo establecida por Banxico, en función del plazo por vencer de las operaciones en moneda extranjera.

Al 31 de diciembre de 2006 y 2005, se tienen activos y pasivos en dólares estadounidenses, valuados al tipo de cambio emitido por Banxico de $10.8116 y $10.6344 pesos por dólar, respectivamente, como sigue:

	Dólares estadounidenses	
	2006	2005 *
Activos	Dls. 761,707	Dls. 1,184,378
Pasivos	(8´588,300)	(12´608,600)
Posición corta en dólares	Dls. (7´826,593)	Dls.(11´424,222)

La Institución tiene celebrados contratos de futuros de divisas para compensar los riesgos por fluctuación cambiaria. Véase Nota 12.

Al 23 de febrero de 2007, fecha de emisión de los estados financieros dictaminados, el tipo de cambio fue de $10.9683 por dólar.

Nota 5. Disponibilidades:

El rubro de disponibilidades se integra como se muestra a continuación:

	31 de diciembre de	
	2006	2005
Bancos del país	$ 97	$ 54
Bancos del extranjero (1)	7	12
Otras disponibilidades	1	-
	$ 105	$ 66

(1) Estos importes corresponden a depósitos restringidos, que consisten en recursos líquidos dados en garantía como colateral para la operación de futuros.

Nota 6. Inversiones en Valores:

Los recursos líquidos en exceso producto de la operación de la Institución son invertidos en instrumentos de deuda a un plazo máximo de cuatro días buscando siempre la mejor tasa disponible con las contrapartes con quien se tiene facultad de operar. Al 31 de diciembre de 2005, se contaba con inversiones en valores restringidas o dadas en garantía, producto de requerimientos hechos en contratos de crédito, dichas inversiones eran invertidas por las contrapartes en instrumentos de deuda a plazos mayores a cuatro días.

Al 31 de diciembre de 2006 y 2005, las tasas promedio de las inversiones fueron de 7.07 y 7.89%, respectivamente, asimismo, los plazos en que se encuentran invertidos los instrumentos financieros se muestran a continuación:

	31 de diciembre de 2006			
	Menos de un mes	De 1 a 3 meses	De más de 3 meses	Total
L BONDES D	$ 100	$ -	100	100

	31 de diciembre de 2005			
	Menos de un mes	De 1 a 3 meses	De más de 3 meses	Total
Certificados de la Tesorería (Cetes)*	$ 218	$	$	$ 218
Pagarés con Rendimiento Liquidable al Vencimiento (PRLV)	23			23
Total	$ 241	$	$	$ 241

* De este importe, $124, corresponden a las inversiones mantenidas en Banco HSBC, S. A.; Nacional Financiera, S. N. C.; Banco Ve por Más, los cuales debían representar como mínimo el 20, 10 y 5%, respectivamente, de las disposiciones efectuadas por la Sociedad al amparo de los contratos de crédito a que hace referencia la Nota 11 siguiente. Al 31 de diciembre de 2006, no se tienen este tipo de restricciones.

Las inversiones en valores están sujetas a diversos tipos de riesgos relacionados directamente con el mercado en donde se operan, como son las tasas de interés asociadas al plazo, los tipos de cambio y los riesgos inherentes de crédito y liquidez de mercado.

Nota 7. Saldos Deudores y Acreedores en Operaciones de Reporto:

Al 31 de diciembre de 2006 se integran como sigue:

	Número de títulos	Parte activa	Parte pasiva	Compensación de operaciones	Importe neto
Compras:					
LD BONDES D	1´003,255	$ 100	$ 100	$ -	$ -

Al 31 de diciembre de 2006, el plazo promedio de contratación de los reportos es de un día.

Nota 8. Cartera de Crédito:

La cartera de créditos está compuesta principalmente por préstamos otorgados a plazo de cuatro meses con tasa fija y garantía solidaria. El pago de capital e intereses se realiza en forma semanal.

Al 31 de diciembre de 2006 y 2005, la cartera de crédito total (vigente y vencida) se integra como sigue:

	2006		
Cartera vigente:	Capital	Intereses devengados	Total cartera
Crédito al consumo	$ 2,911	$ 46	$ 2,957
Cartera vencida:			
Crédito al consumo	17	1	18
Total cartera de créditos	$ 2,928	$ 47	$ 2,975

	2005		
Cartera vigente:	Capital	Intereses devengados	Total cartera
Crédito al consumo	$ 1,991	$ 29	$ 2,020
Cartera vencida:			
Créditos al consumo	9	1	10
Total cartera de créditos	$ 2,000	$ 30	$ 2,030

Los ingresos por intereses y comisiones segmentados por tipo de crédito se componen como se describe a continuación:

	2006	2005
Ingresos por intereses		
Créditos al consumo	$ 2,018	$ 1,369
Ingresos por comisiones		
Créditos al consumo	$ 19	$ 9

La cartera de créditos por región geográfica se muestra a continuación:

Estado	31 de diciembre de 2006 Vigente	2006 Vencida	2005 Vigente	2005 Vencida
Aguascalientes	$ 4	$ -	$ -	$ -
Campeche	23	-	13	-
Chiapas	354	1	289	3
Chihuahua	4	-	-	-
Coahuila	115	1	96	-
Distrito Federal	43	3	32	1
Durango	37	-	20	-
Estado de México	259	4	193	2
Guanajuato	6	-	-	-
Guerrero	166	1	115	-
Hidalgo	28	-	10	-
Jalisco	4	-	-	-
Michoacán	124	-	90	-
Morelos	76	-	42	-
Nayarit	1	-	-	-
Nuevo León	126	2	84	1
Oaxaca	228	1	188	1
Puebla	306	1	241	-
Querétaro	15	-	6	-
Quintana Roo	68	-	31	-
San Luis Potosí	32	-	10	-
Sinaloa	5	-	2	-
Sonora	7	-	-	-
Tabasco	137	1	70	1
Tamaulipas	46	-	17	-
Tlaxcala	125	-	90	-
Veracruz	463	2	275	-
Yucatán	104	-	73	-
Zacatecas	5	-	4	-
Total de capital	2,911	17	1,991	9
Intereses devengados	46	1	29	1
Total cartera	$ 2,957	$ 18	$ 2,020	$ 10

Al 31 de diciembre de 2006 y 2005 los préstamos otorgados, segmentados por sector económico, se muestran a continuación:

Actividad económica	2006 Importe	2006 %	2005 Importe	2005 %
Comercio	$ 2,559	86	$ 1,738	86
Construcción	1	-	1	-
Servicios profesionales	46	2	32	2
Agricultura	15	-	11	-
Ganadería	29	1	19	1
Industria manufacturera	6	-	4	-
Otros	319	11	225	11
Total	$ 2,975	100	$ 2,030	100

Al 31 de diciembre de 2006 y 2005, no se cuenta con créditos otorgados a partes relacionadas.

Al 31 de diciembre de 2006 y 2005, la antigüedad de la cartera de crédito total se muestra a continuación:

	31 de diciembre de 2006 (días de antigüedad)			
Tipo de cartera	1 - 90	91 - 180	181 en adelante	Total
Créditos al consumo	$ 2,957	$ 11	$ 7	$ 2,975

	31 de diciembre de 2005 (días de antigüedad)			
Tipo de cartera	1 - 90	91 - 180	181 en adelante	Total
Créditos al consumo	$ 2,020	$ 10	$	$ 2,030

El otorgamiento, control y recuperación de créditos se encuentran regulados en el Manual de Crédito de la Institución, autorizado por el Consejo de Administración. Dicho Manual establece el marco de actuación de los funcionarios que intervienen en el proceso de crédito y está basado en los ordenamientos de la Ley de Instituciones de Crédito, las disposiciones de carácter prudencial en materia de crédito establecidas por la Comisión y las sanas prácticas bancarias.

La autorización de los créditos como responsabilidad del Consejo de Administración se encuentra centralizada en los comités y funcionarios facultados.

Para la gestión del crédito, se define el proceso general desde la promoción hasta la recuperación, especificando por unidad de negocio, las políticas, procedimientos, responsabilidades de los funcionarios involucrados y las herramientas que deben usar en cada etapa del proceso.

El proceso de crédito está basado en un riguroso análisis de las solicitudes de crédito, con el fin de determinar el riesgo integral del acreditado.

Estimación preventiva para riesgos crediticios

Al 31 de diciembre de 2006, (al 31 de diciembre de 2005 la Institución no estaba obligada a realizar esta calificación) la calificación de la cartera total y las provisiones constituidas se integran como se muestran a continuación:

	31 de diciembre de 2006				
	Cartera de créditos calificada			Provisión requerida	
	Riesgo	%	Importe	%	Importe
	[A]*	91	$ 2,709	31	$ 14
	[B]	8	230	17	8
	[C]	1	15	11	5
	[D]	-	8	13	6
	[E]	-	13	28	13
		100	2,975	100	46
Exceptuada		-	-		
Cartera de créditos		100	$2,975		
Estimación preventiva adicional por metodología propia					73
Estimación preventiva para riesgos crediticios registrada					$ 119

	31 de diciembre de 2005				
	Cartera de créditos calificada			Provisión requerida	
	Riesgo	%	Importe	%	Importe
	[A]	84	$ 1,710	28	$ 9
	[B]	14	292	22	7
	[C]	1	14	16	5
	[D]	1	10	22	7
	[E]	-	4	12	4
		100	2,030	100	32
Exceptuada		-	-		
Cartera de créditos		100	$ 2,030		
Estimación preventiva adicional por metodología propia					59
Estimación preventiva para riesgos crediticios registrada					$ 91

Las provisiones preventivas para riesgos crediticios incluyen $ 4 correspondiente a la cartera vencida.

Los movimientos de la estimación preventiva para cobertura de riesgos crediticios durante los ejercicios anuales de 2006 y 2005, se muestran a continuación:

	2006	2005
Saldo actualizado al inicio del ejercicio	$ 91	$ 48
Menos:		
Efecto de actualización al inicio del ejercicio	4	1
Saldo nominal al inicio del ejercicio	87	47
Más:		
Incremento de la estimación preventiva para riesgos crediticios	46	53
Menos:		
Efecto de actualización de resultados		1
Aplicación de reservas	14	8
Estimación preventiva para riesgos crediticios	$ 119	$ 91

Nota 9. Mobiliario y Equipo:

Al 31 de diciembre de 2006 y 2005, este renglón se integra como sigue:

	2006			2005	
Destinado para uso propio	Costo de adquisición	Actua-lización	Total	Total	Tasa de depreciación
Equipo de cómputo electrónico	$ 69	$ 4	$ 73	$ 44	30
Mobiliario y equipo de oficina	34	3	37	24	10
Equipo de transporte	19	1	20	16	25
Adaptaciones y mejoras	41	4	45	32	*
	163	12	175	116	
Menos - Depreciación acumulada	(60)	(8)	(68)	(45)	
	$ 103	$ 4	$ 107	$ 71	

* La tasa de amortización para los gastos de instalación es de acuerdo con la vigencia del contrato de arrendamiento de cada inmueble.

Nota 10. Captación tradicional:

Al 31 de diciembre de 2006 y 2005, la Sociedad había efectuado emisiones de certificados bursátiles, de naturaleza quirografaria, como se muestra a continuación:

31 de diciembre de 2006					31 de diciembre de 2005
Monto de la emisión	Moneda	Vencimiento	Tasa de interés	Importe	Importe
$ 50	Pesos	Febrero 2006	Cetes 91 + 2.5 pts.		$ 52
50	Pesos	Mayo 2006	Cetes 91 + 2.9 pts.		52
* 190	Pesos	Junio 2009	TIIE** 28 días + 1.5 pts.	$ 190	198
* 310	Pesos	Septiembre 2010	TIIE** 28 días + 1.17 pts.	310	323
				500	625
Intereses por pagar				1	3
Total de pasivos bursátiles				$ 501	$ 628

* Estas emisiones tienen una garantía parcial de pago por parte del International Finance Corporation (IFC). Garantía de pago del principal e intereses hasta por un monto equivalente a la cantidad que resulte menor entre: i) 34% del principal pendiente de pago de la emisión, o (ii) 34% del monto principal de la emisión menos el monto de las cantidades totales que la IFC haya desembolsado y convertido en pesos bajo la garantía o la línea de crédito al amparo de la cual se otorgó la garantía, y respecto de las cuales el representante común no haya recibido una notificación de reintegración del IFC, de conformidad con la garantía.

Esta garantía tiene un costo del 2.5% anual sobre el importe cubierto. En el contrato de la misma, esta establecida la obligación financiera de que el saldo insoluto de los certificados bursátiles garantizados no exceda del 30% durante 90 días consecutivos y del 40% en todo momento, de los pasivos de la Institución. La Institución se encuentra en negociaciones con la IFC para eliminar esta obligación.

** Tasa interbancaria de equilibrio.

Nota 11. Préstamos Interbancarios y de Otros Organismos:

Al 31 de diciembre de 2006 y 2005 la Sociedad tenía contratados préstamos como se muestra a continuación:

31 de diciembre de 2006			31 de diciembre de 2005
Institución	**Vencimiento**	**Importe en miles de pesos**	**Importe en miles de pesos**
Moneda nacional			
HSBC México	Ene - 07	$ 300	$ 304
BBVA Bancomer	Oct - 07	150	
Interacciones	Ene - 07	50	
Ve por Mas	Ene - 06		83
Nafin	Feb - 06		73
Triodos Doen	Mar - 06		11
Triodos Fair Share	Mar - 06		6
Subtotal moneda nacional corto plazo		$ 500	$ 477

31 de diciembre de 2006			31 de diciembre de 2005
Institución	**Vencimiento**	**Importe en miles de pesos**	**Importe en miles de pesos**
Dólares			
Overseas Private Investments Corporation	Jun - 06		$ 12
International Finance Corporation	Abr - 06		12
Corporación Andina de Fomento	Ago - 06		5
Corporación Andina de Fomento	Nov - 06		4
Subtotal dólares corto plazo		-	33
		500	510
Intereses por pagar		9	5
Corto plazo		509	515
Moneda nacional			
CII	Jun - 09	$ 220	
Banamex	Ago - 08	197	$ 92
Dexia Micro-Credit Fund	Oct - 08	150	
Kfw, Frankfurt am Main	Dic - 08	64	67
Credit Suisse Microfinance Fund Management	Oct - 08	16	
Banco Interamericano de Desarrollo	Sep - 18	2	2
Subtotal moneda nacional largo plazo		649	161

31 de diciembre de 2006			31 de diciembre de 2005
Institución	Vencimiento	Importe en miles de pesos	Importe en miles de pesos
Dólares			
Dexia Micro-Credit Fund	Ene - 07		39
ICO	Jun - 15	52	27
Credit Suisse Microfinance Fund Management	Ene - 07		17
Acción internacional	Feb - 10		11
Oikocredit Ecumenical	Jun - 08		11
Corporación Andina de Fomento	Abr - 09	40	
Subtotal dólares largo plazo		92	105
Largo plazo		741	266
Total pasivos		$ 1,250	$ 781

Los prestamos al 31 de diciembre de 2006 tenían tasas promedio de 8.97% para moneda nacional y 6.11% para dólares y al 31 de diciembre de 2005, de 9.99% para moneda nacional y 7.55% para dólares.

Con motivo de la reorganización corporativa que Compartamos realizó para trasformarse de una Sociedad Financiera de Objeto Limitado a una Institución de Banca Múltiple, a partir del 1 de junio de 2006 y con base en el artículo 106, inciso I, II y III de la Ley de Instituciones de Crédito, le está prohibido:

"**I.** Dar en garantía sus propiedades;

II. Dar en garantía, incluyendo prenda, caución bursátil o fideicomiso de garantía, efectivo, derechos de crédito a su favor o los títulos o valores de su cartera, salvo que se trate de operaciones con Banxico, con las instituciones de banca de desarrollo, con el Instituto para la Protección al Ahorro Bancario o los fideicomisos públicos constituidos por el Gobierno Federal para el fomento económico;

III. Dar en garantía títulos de crédito que emitan, acepten o conserven en tesorería;"

Al 31 de diciembre de 2006, la Institución no mantenía instrumentado ningún contrato de fideicomiso o caución bursátil para el otorgamiento de garantías líquidas.

Derivado de su transformación a banco, la Institución ha venido negociando la modificación de ciertas líneas de crédito interbancarias, para transformarlas a certificados de depósito bancario. La Administración de la Institución espera que dicha negociación quedará concluida durante el primer semestre de 2007.

Nota 12. Instrumentos Financieros Derivados:

La Institución cuenta con pasivos denominados en dólares estadounidenses, y tiene como política mitigar el riesgo cambiario por medio de contratos de instrumentos derivados, por lo que los riesgos inherentes a la operación de estos instrumentos se encuentran a su vez compensados por los pasivos en moneda extranjera.

Al 31 de diciembre de 2006 y 2005 la Sociedad tiene celebrados contratos de venta de futuros en pesos

mexicanos con Man Financial Inc. y Refco Inc., respectivamente, los cuales le permiten reducir el riesgo cambiario de los préstamos contraídos en dólares estadounidenses que se indican en la Nota 11.

Los contratos se integran como sigue:

	No. de contratos	Vencimientos	Volumen por contrato	Monto nocional	Valor razonable	Efecto en valuación
31 de dic. de 2006	166	Diciembre de 2007 y marzo de 2007	$ 0.5	$ 83	$ 78	$ 5 (1)
31 de dic. de 2005	293	Diciembre de 2006 y marzo de 2007	$ 0.5	$ 159	$ 153	$ 6 (1)

(1) Se presenta en el rubro "Operaciones con instrumentos financieros derivados" en el balance general.

Nota 13. Entorno Fiscal:

Régimen de ISR e Impuesto al Activo (IMPAC)

La Institución está sujeta al ISR e IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, como la depreciación calculada sobre valores en pesos constantes, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios, a través del ajuste por inflación, el cual es similar al resultado por posición monetaria. La tasa del ISR en vigor es del 29% (30% en 2005) que se aplica sobre el resultado fiscal.

Como resultado de las modificaciones a la Ley del Impuesto sobre la Renta (LISR), aprobadas el 13 de noviembre de 2004, la tasa será del 28% para 2007.

La conciliación entre las tasas real y efectiva del ISR se muestra a continuación:

	31 de diciembre de 2006	31 de diciembre de 2005
ISR a la tasa real (29% y 30%, respectivamente)	$ 271	$ 172
Más (menos) efecto de ISR sobre:		
Efecto neto en la actualización del estado de resultados no acumulable	(7)	(2)
Ajuste anual por inflación deducible	(15)	(1)
Participación de Utilidades al Personal pagada deducible (PUP)		(3)
Reserva preventiva para riesgos crediticios no deducible	13	16
Resultado de futuros no deducible	-	4
Diferencia entre depreciaciones contable y fiscal	(4)	-
Otros deducibles	2	(2)
Otros no deducibles	2	1
ISR causado del año	262	185
Efecto de actualización en resultados	7	3
ISR Diferido	13	(9)
Provisión para ISR (resultados)	$ 282	$ 179
Tasa efectiva de ISR	30 %	31 %

Las principales diferencias sobre las que se reconoció el ISR diferido fueron la estimación preventiva para riesgos crediticios y la diferencia entre los valores fiscales y contables de los activos fijos como sigue:

	31 de diciembre de	
	2006	2005
Reserva para riesgos crediticios	$ 73	$ 91
Activo fijo	(6)	10
Futuros	1	(4)
Otros	8	1
	76	98
Tasa de ISR	28%	29%
	21	27
Estimación	(14)*	(7)*
ISR Diferido	$ 7	$ 20

* Al 31 de diciembre de 2006 y 2005, la Sociedad estima que no se van a reversar algunas partidas temporales, por lo que se registró esta estimación.

Las provisiones de ISR y PUP causados se analizan como sigue:

	31 de diciembre de	
	2006	2005
ISR causado	$ 269	$ 188
PUP causada	21	13
	$ 290	$ 201

Resultado fiscal

Las principales partidas que afectaron la determinación del resultado fiscal de la Institución fueron las relativas a los efectos de la inflación y la depreciación fiscal, las cuales tienen un tratamiento diferente para efectos contables y fiscales. Al 31 de diciembre de 2006, la Institución estimó una utilidad fiscal de $909 (en 2005 la utilidad fiscal declarada fue $619).

IMPAC

La Institución está sujeta al pago del IMPAC, el cual se calcula aplicando la tasa del 1.8% sobre un promedio del activo neto no afecto a intermediación, liquidándose únicamente por el monto que exceda al ISR del año. Cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los 10 ejercicios subsecuentes. En los ejercicios de 2006 y 2005, la Institución causó IMPAC por $2 y $1, respectivamente.

PUP

La Institución está obligada al pago de la PUP, de acuerdo con las disposiciones de la Ley Federal del Trabajo. Para 2006 ésta asciende a $21.

Nota 14. Capital Contable:

En Asamblea General Ordinaria y Extraordinaria celebrada el 16 de enero de 2006, los Accionistas acordaron el pago de un dividendo de $164 ($160 pesos nominales), de la cuenta de resultados de ejercicios anteriores.

En Asamblea General Ordinaria y Extraordinaria, celebrada el 17 de abril de 2006, los Accionistas acordaron aplicar la utilidad del año que terminó el 31 de diciembre de 2005, incrementando la reserva legal en $19 ($18 pesos nominales) y el remanente de $361 ($346 pesos nominales) acumularlo en los resultados de ejercicios anteriores.

En Asamblea General Ordinaria y Extraordinaria celebrada el 19 de abril de 2005, los Accionistas tomaron los siguientes acuerdos:

- Aplicar la utilidad neta del año que terminó el 31 de diciembre de 2004, por un importe de $231 ($216 pesos nominales) a la cuenta de resultado de ejercicios anteriores, sin separar importe alguno para la reserva legal, en virtud de que la misma supera una quinta parte del capital social pagado a esa fecha, de acuerdo con el artículo 20 de la Ley General de Sociedades Mercantiles.

- Aumentar el capital social en su parte variable en la cantidad de $417 ($392 pesos nominales) mediante la capitalización de resultados de ejercicios anteriores.

- Disminuir el capital social cancelando 2,022,421 acciones, entregando al accionista propietario de las mismas $55 ($52 pesos nominales) de los cuales, $26 ($24 pesos nominales) corresponden a la cuenta de capital social y $29 ($28 pesos nominales) a la cuenta de resultados de ejercicios anteriores.

- Pagar un dividendo por $22 ($20 pesos nominales) con cargo a la cuenta de resultados de ejercicios anteriores.

En la Asamblea General Ordinaria y Extraordinaria celebrada el 16 de enero de 2006, sujeto a la obtención de las aprobaciones de las autoridades correspondientes, como consecuencia de la conversión a institución de banca múltiple, se resolvió que el capital de la sociedad suscrito y exhibido quede integrado de la siguiente manera, misma que prevalece al 31 de diciembre de 2006:

Clase	Serie	Acciones*	Descripción	Importe
I	"O"	19,445,265	Capital mínimo fijo sin derecho a retiro	$ 234
II	"O"	16,207,808	Capital mínimo fijo sin derecho a retiro	194
		35,653,073		428
			Incremento por actualización	41
			Capital social al 31 de diciembre de 2006	$ 469

* Acciones ordinarias nominativas con valor nominal de $12. y con valor contable de $13.17 cada una, respectivamente.

La utilidad del ejercicio está sujeta a la disposición legal que requiere que cuando menos el 10% de la utilidad de cada ejercicio sea destinada a incrementar la reserva legal hasta que ésta sea igual al capital social pagado.

De acuerdo con las disposiciones de la Ley, las sociedades a las que se autorice a operar como instituciones de banca múltiple, no podrán repartir dividendos, durante sus tres primeros ejercicios, debiendo aplicarse las utilidades netas a reservas.

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN). Los dividendos que excedan de la CUFIN causarán un impuesto equivalente al 38.91%. El impuesto causado será a cargo de la Institución y podrá acreditarse contra el ISR del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados no estarán sujetos a retención alguna.

En caso de reducción del capital, a cualquier excedente del capital contable sobre los saldos de las cuentas del capital contribuido, se le dará el mismo tratamiento fiscal que el de dividendo, conforme a los procedimientos establecidos por la LISR.

La SHCP requiere a las instituciones de crédito tener un porcentaje de capitalización sobre los activos en riesgo, los cuales se calculan aplicando determinados porcentajes, de acuerdo con el riesgo asignado. Al 31 de diciembre de 2006, este porcentaje fue cumplido por la Institución.

Al 31 de diciembre de 2006, la Institución cumple las reglas de capitalización, en las cuales se establece que deberá mantener un capital neto en relación con los riesgos de mercado y de crédito en que incurra en su operación, el cual no podrá ser inferior a la cantidad de sumar los requerimientos de capital por ambos tipos de riesgo.

Índice de capitalización

Las reglas de capitalización para instituciones financieras establecen requerimientos respecto a niveles específicos de capital neto, como un porcentaje de los activos en riesgo, tanto de mercado como de crédito; sin embargo, a efectos de calcular el capital neto, los impuestos diferidos representarán un máximo del 20% del capital básico. Al 31 de diciembre de 2006, este porcentaje fue cumplido por la Institución.

Para calcular el índice de capitalización, se ajustan los activos ponderados en riesgo, de acuerdo con el riesgo de mercado y el riesgo de crédito. Considerando sólo el riesgo de crédito, el índice de capitalización total de la Institución a diciembre de 2006 y 2005 alcanzó el 42.30 % y 43.79%, respectivamente. Incluyendo el riesgo de mercado en la determinación de los activos ponderados por riesgo, el índice de capitalización total de la Institución alcanzó 40.01% y 38.23%, en ambos casos, por encima de los requerimientos regulatorios.

Al 31 de diciembre de 2006 y 2005, el capital neto de la Institución se integra como se muestra a continuación:

Capital básico:	2006	2005 *
Capital contable	$ 1,359.1	$ 855.9
ISR y PUP diferidos activos	6.5	19.4
Gastos de organización y otros intangibles	0.5	8.6
Activos diferidos computables como básicos	6.5	19.4
Capital básico:	$ 1,358.6	$ 837.2
Capital complementario:	13.5	9.6
Capital neto	$ 1,372.1	$ 846.8

Al 31 de diciembre de 2006 y 2005, los montos de posiciones ponderadas expuestas a riesgo de mercado son como sigue:

	Requerimiento de capital	
Concepto:	2006	2005 *
Requerimiento por Riesgos de Mercado	$ 14.9	$ 25.6

El monto de los activos ponderados sujetos a riesgo de crédito, al 31 de diciembre de 2006 y 2005, se describe a continuación:

Requerimiento de capital

Concepto:	2006	2005 *
Requerimiento por Riesgos de Crédito	$ 259.4	$ 168.6

Las cifras arriba mencionadas fueron obtenidas del cómputo de capitalización al 31 de diciembre de 2006, calificado por Banxico.

* Los datos para el 2005, son estimados, generados internamente simulando la metodología de Banxico y no están calificados.

La evaluación de la posición del capital neto se lleva a cabo mensualmente, obteniendo el índice de activos en riesgo a capital neto y se da a conocer en el Comité de Riesgos, por lo que se cuenta con seguimientos a cualquier variación en la suficiencia del capital.

Nota 15. Saldos y Operaciones con Partes Relacionadas (Subsidiarias y Terceros):

Al 31 de diciembre de 2006 y 2005, se tienen saldos con partes relacionadas como sigue:

Cuentas por pagar a accionistas:	2006	2005
Accion International	$ -	$ 11
International Finance Corporation	-	11
Total	$ -	$ 22

Las principales transacciones celebradas con partes relacionadas se muestran a continuación:

	Año que terminó al 31 de diciembre de	
	2006	2005
Intereses pagados	$ 8	$ 14

Nota 16. Información por segmento:

Con el objeto de analizar la información financiera por segmentos, a continuación se presentan los diferentes ingresos y gastos por intereses y comisiones:

	2006	2005
Intereses de cartera de créditos	$ 2,018	$ 1,349
Intereses provenientes de inversiones en valores	16	34
Intereses de disponibilidades	1	9
Comisiones a favor en operaciones de crédito	19	9
Total de ingresos	$ 2,054	$ 1,401
Intereses a cargo por préstamos interbancarios	$ 176	$ 129
Comisiones y tarifas pagadas	46	47
Total	222	176

NOTA 17. Administración de Riesgos:

Administración Integral de Riesgos

La Institución busca impulsar la cultura de administración de riesgos, estableciendo al efecto los lineamientos para llevar a cabo la identificación, medición, vigilancia y control de los distintos tipos de riesgos en los que se incurre en el curso de las operaciones.

Los objetivos institucionales para la administración integral de riesgos son:

a. Todos los riesgos cuantificables deben medirse bajo metodologías comunes y tomarse únicamente sobre la base de decisiones analíticas.
b. Los riesgos deben de diversificarse (a través de varias dimensiones como, por ejemplo, geografía, sector, plazo y tamaño del préstamo, entre otros).
c. La toma de riesgos debe de responder a un retorno esperado: a mayor riesgo tomado mayor compensación demandada.
d. La toma de riesgos debe cumplir estrictamente con los límites, políticas y procedimientos establecidos internamente por la Insitución y externamente por la normatividad vigente.
e. Los riesgos deben de supervisarse todos los días de operaciones.
f. El Consejo de Administración debe de estar debidamente informado de los riesgos a los que está expuesto la Institución.

El Consejo de Administración es el responsable de aprobar los objetivos, lineamientos y políticas para la administración integral de riesgos. Para este efecto, constituyó el Comité de Riesgos el cual sesiona de manera mensual.

Los riesgos considerados dentro de la Institución son de mercado, crédito, liquidez y operativo, incluyendo legal y operativo.

La administración integral de los riesgos discrecionales se basa fundamentalmente en la determinación de una estructura de límites globales y específicos, y en la aplicación de metodologías de riesgo autorizadas por el Consejo de Administración.

La metodología de riesgo de mercado es el Valor en Riesgo (VaR) que se refiere a la pérdida máxima que se pudiera experimentar, con una probabilidad y horizonte de tiempo determinado, bajo condiciones normales de mercado. Este cálculo se efectúa a través del método de simulación histórica con un nivel de confianza del 95%, y horizonte de inversión de un día.

Con el fin de verificar que el modelo de riesgo de mercado sea consistente con los mercados mexicanos, se realizan pruebas de validez denominadas *backtesting*. Adicionalmente, el cálculo del VaR está acompañado de medidas de sensibilidad y pruebas bajo condiciones extremas.

Las cifras de riesgo de mercado y crédito no auditadas al 31 de diciembre de 2006 son las siguientes:

Portafolio	Exposición	VaR al 95%	VaR / Exposición
Posición Total	$ (380.4)	$ (1.5)	0.41%

La metodología utilizada para el cálculo de las pérdidas esperadas y no esperadas, derivadas del riesgo de crédito de la cartera, es un modelo del tipo CreditRisk+, modelo actuarial que permite medir el riesgo por incumplimiento en una cartera de créditos sin hacer supuestos sobre las causas que ocasionaron el incumplimiento. El nivel de confianza al que se estima la pérdida No Esperada es del 95%. La concentración se mide mediante la distribución porcentual del portafolio

Portafolio	Exposición	Pérdida No Esperada al 95% (PNE)	PNE / Exposición
Créditos de Consumo	$ (2,950.9)	$ (43.8)	1.49%

Para el riesgo de liquidez, la metodología adoptada incluye la estructura y responsabilidades para la administración de la liquidez, los niveles de riesgo apropiados, límites, perfiles y cálculo de brechas de liquidez, así como un plan de contingencia en caso de presentarse una crisis de liquidez.

Finalmente, para el riesgo operativo, incluyendo el tecnológico y legal, resulta primordial la anticipación de los eventos adversos, y por lo tanto, la prevención de las pérdidas no esperadas. La administración de riesgos se efectuará a través del mapeo de los eventos adversos en los procesos operativos y en la identificación de las pérdidas por causa de estos eventos.

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

COMPARTAMOS®
Oportunidades Financieras

Nuestro logotipo representa el cambio

y simboliza nuestra **Misión** como

generadores de oportunidades.

Es movimiento y fuerza, reflejo de lo que

hemos sido, somos y seguiremos siendo.

Representa también

el **trabajo** arduo, continuo e íntegro.

Y está conformado del cuerpo estilizado de

dos personas que significan dinamismo y movimiento.

COMPARTAMOS®
Oportunidades Financieras

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur 553, piso 1 de oficinas,
Colonia Escandón, C.P. 11800, México, D.F.

www.compartamos.com

COMPARTAMOS.

Financiera Compartamos, S.A. de C.V.
Sociedad Financiera de Objeto Limitado
Estado de Variaciones en el Capital Contable
del 1 de Enero al 31 de Marzo del 2006
Expresados en moneda de poder adquisitivo de Marzo de 2006
(Cifras en miles de pesos)

	Capital Contribuido	Capital Ganado						
	Capital Social	Reserva Legal	Deficit por Obligaciones Laborales	Utilidad (pérdida) Acumulada	Utilidad (pérdida) del ejercicio	Utilidad Total	Insuficiencia en la Actualización	Total del Capital Contable
Aportación inicial de Capital Social	$ 60 000	-		-	-	-	-	60,000
Movimientos Inherentes a decisiones de accionistas:								
Capitalización de utilidades	392,106	-		(392,106)	-	(392,106)	-	-
Constitución de reservas	-	13,384		-	-	-	-	13,384
Aplicación de utilidades	(24,269)			(208,306)				(232,575)
Movimientos Inherentes a la Operación:								
Utilidad Neta	-	-		808,932	123,452	932,384	-	932,384
Movimientos por el reconocimiento de Criterios específicos:								
Actualización de partidas de capital	28,234	1,702		25,209	-	25,209	-	55,146
Deficit por Obligaciones Laborales			-					-
Insuficiencia en la actualización								
Saldos al 31 de Marzo de 2006	$ 456,071	15,086	-	233,729	123,452	565,467	-	828,339

"El presente estado de variaciones en el capital contable se formuló de conformidad con los Criterios de Contabilidad para Sociedades Financieras de Objeto Limitado, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 4, fracciones III, XXXVI y XXXVII, de la Ley de Comisión Nacional Bancaria y de Valores y por la décima tercera y décima cuarta de las Reglas generales a que deberán sujetarse las sociedades a que se refiere la fracción IV del artículo 103 de la Ley de Instituciones de Crédito y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la sociedad hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

El presente estado de variaciones en el capital contable fue aprobado por el consejo de administración bajo la responsabilidad de los funcionarios que lo suscriben."

Ing. Carlos Labarthe Costas	Arq. Carlos Daniel Cendoya	Lic. Fernando Alvarez Toca	C.P. Elizabeth Solares Flores
Director General	Director General Adjunto	Director de Finanzas	Contralor

COMPARTAMOS

Financiera Compartamos, S.A. de C.V.
Sociedad Financiera de Objeto Limitado
Estado de Cambios en la Situación Financiera
del 1o. de Enero al 31 de Marzo del 2006
Expresados en moneda de poder adquisitivo de Marzo de 2006
(Cifras en miles de pesos)

Actividades de Operación:		
Utilidad (Pérdida) Neta:	$	123,452
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Depreciación y Amortización		3,903
Estimación Preventiva para riesgos crediticios		45,278
		172,633
Aumento o disminución de partidas relacionadas con la operación:		
Disminución de cartera de arrendamiento financiero, neta		(880,184)
Disminución de Acreedores diversos y otras cuentas por pagar		(79,527)
Aumento a Deudores diversos		94,373
Aumento por operaciones de tesorería (instrumentos financieros)		(101,965)
Efectos de Inflación de partidas monetarias		2,725
Recursos generados por actividades de operación:		(791,946)
Actividades de financiamiento:		
Emisión de capital		149,555
Disminución de préstamos de bancos y otros organismos		651,912
Deficit por Obligaciones Laborales		-
Recursos utilizados en actividades de financiamiento		801,467
Actividades de inversión:		
Adquisiciones de equipo		(34,483)
Disminucion en créditos diferidos		-
Recursos utilizados en actividades de inversión		(34,483)
Aumento de disponibilidades		(24,962)
Disponibilidades:		
Al principio del periodo		72,891
A fin del periodo	$	47,929

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para Sociedades Financieras de Objeto Limitado emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 4, fracciones III, XXXVI y XXXVII, de la Ley de la Comisión Nacional Bancaria y de Valores y por la décima tercera y décima cuarta de las Reglas generales a que deberán sujetarse las sociedades a que se refiere la fracción IV del artículo 103 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por lasociedad hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los funcionarios que lo suscriben."

Ing. Carlos Labarthe Costas Director General	Arq. Carlos Danel Cendoya Director General Adjunto	Lic. Fernando Alvarez Toca Director de Finanzas	C.P. Elizabeth Solares Flores Contralor

COMPARTAMOS

Financiera Compartamos, S.A. de C.V.
Sociedad Financiera de Objeto Limitado
Av. Insurgentes Sur # 553, Colonia Escandón, México D.F., C.P. 11800
México D.F., C.P. 11570
Estado de Resultados del 1 de Enero al 31 de Marzo de 2006
Expresados en moneda de poder adquisitivo de Marzo de 2006
(Cifras en miles de pesos)

Ingresos por intereses		$	404,624
Intereses	33,077		
Comisiones y Premios	15,281		
Cambios (Utilidad)	4,112		
Gastos por intereses			52,471
Resultado por posición monetaria neto			(8,402)
MARGEN FINANCIERO			343,752
Estimacion Preventiva para riesgos crediticios			7,320
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			336,432
Comisiones a favor			3,768
INGRESOS TOTALES DE LA OPERACION			340 200
Remuneraciones y otros Honorarios	106,782		
Rentas	9,214		
Gastos de Promoción	3,341		
Depreciaciones y Amortizaciones	5,954		
Otros gastos de Operación y Administración	34,143		
Conceptos no deducibles para el ISR	602		
Impuestos y derechos diversos	2,370		
Condonaciones, quitas y bonificaciones	-		
Gastos en tecnología	-		
Gastos de administración y promoción			162,386
RESULTADO DE LA OPERACION			177,814
Otros gastos (productos), neto			(4,216)
Otros productos	(3,707)		
Ingresos por intermediación	995		
Recomo no afecto a a margen financiero	(75)		
Castigos	-		
Quebrantos Diversos	560		
Otras Amortizaciones	-		
RESULTADO ANTES DE ISR Y PTU			182,030
ISR y PTU causados			58,911
ISR y PTU diferidos			(333)
RESULTADO ANTES DE PARTICIPACIÓN EN SUBSIDIARIAS, ASOCIADAS Y AFILIADAS			123,452
Participación en el resultado de subsidiarias, asociadas y afiliadas (neto)			-
RESULTADO POR OPERACIONES DISCONTINUAS			123,452
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables			-
RESULTADO NETO		$	123 452

"El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para Sociedades Financieras de Objeto Limitado, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 4, fracciones III, XXXVI y XXXVII, de la Ley de la Comisión Nacional Bancaria y de Valores y por la décima tercera y décima cuarta de las Reglas generales a que deberán sujetarse las sociedades a que se refiere la fracción IV del artículo 103 de la Ley de Instituciones de Crédito, de observancia general y obligatoria aplicadas de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la sociedad hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los funcionarios que lo suscriben"

Ing. Carlos Labarthe Costas	Arq. Carlos Danel Cendoya	Lic. Fernando Alvarez Toca	C.P. Elizabeth Solares Flores
Director General	Director General Adjunto	Director de Finanzas	Contralor

COMPARTAMOS.

Financiera Compartamos, S.A. de C.V.
Sociedad Financiera de Objeto Limitado
Av. Insurgentes Sur # 553, Colonia Escandón, México D.F., C.P. 11800
Estado de Contabilidad al 31 de Marzo de 2006
Expresados en moneda de poder adquisitivo de Marzo de 2006
(Cifras en miles de pesos)

	ACTIVO				PASIVO		
30	DISPONIBILIDADES	$	47,929	450	Pasivos Bursátiles	$	552,019
				451	Préstamos Bancarios		623,527
	INSTRUMENTOS FINANCIEROS				OTRAS CUENTAS POR PAGAR		
60	Títulos recibidos en reporto	200,000	200,000	480	ISR y PTU por pagar		32,595
	CARTERA DE CREDITO VIGENTE			481	Otros impuestos, derechos pagados		-
	Actividades Primarias	-		490	Acreedores diversos y otras cuentas por pagar		35,715
160	Créditos al consumo	-		610	Impuestos Diferidos		-
161	Créditos a la microempresa	2,019,585		620	Créditos Diferidos		-
	TOTAL CARTERA DE CRÉDITO VIGENTE	2,019,585			TOTAL PASIVO	$	1,544,756
180	TOTAL CARTERA DE CRÉDITO VENCIDA	11,648			CAPITAL CONTABLE		
	TOTAL CARTERA DE CRÉDITO	2,031,233			CAPITAL CONTRIBUIDO		
	(-) MENOS			680	Capital social	$	456,072
220	ESTIMACIÓN PREVENTIVA PARA RIESGOS CREDITICIOS	90,816			CAPITAL GANADO		
	CARTERA DE CREDITO NETA		1,940,417	630	Reservas de capital	15,086	
250	OTRAS CUENTAS POR COBRAR (NETO)		9,031	640	Resultado de ejercicios anteriores	233,729	
270	INMUEBLES, MOBILIARIO Y EQUIPO (NETO)		77,877	690	Insuficiencia en la actualización del capital contable	-	
290	BIENES ADJUDICADOS (NETO)		-	691	Déficit por Obligaciones Laborales	-	
330	IMPUESTOS DIFERIDOS		19,757	700	Resultado Neto	123,452	372,267
360	OTROS ACTIVOS, CARGOS DIFERIDOS		16,064		TOTAL CAPITAL CONTABLE	$	828,339
	TOTAL DE ACTIVO	$	2,373,095		TOTAL DE PASIVO Y CAPITAL CONTABLE	$	2,373,095

CUENTAS DE ORDEN

770	Otras Obligaciones Contingentes	-	
780	Apertura de Créditos Irrevocables	-	
790	Avales		
800	Capital social	427,837	427,837

"El presente estado de contabilidad, se formuló de conformidad con los Criterios de Contabilidad para Sociedades Financieras de Objeto Limitado, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 4, fracción III, XXXVI y XXXVII, de la Ley de la Comisión Nacional Bancaria y de Valores y por la décima tercera y décima cuarta de las Reglas generales a que deberán sujetarse las sociedades a que se refiere la fracción IV del artículo 103 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la sociedad hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

El presente estado de contabilidad fue aprobado por el consejo de administración bajo la responsabilidad de los funcionarios que lo suscriben."

Ing. Carlos Labarthe Costas Director General	Arq. Carlos Danel Cendoya Director General Adjunto	Fernando Alvarez Toca Director de Finanzas	C.P. Elizabeth Solares Flores Contralor

COMPARTAMOS.

Banco Compartamos, S.A.
Institución de Banca Múltiple
Estado de Variaciones en el Capital Contable Consolidado
del 1 de Enero al 30 de Junio del 2006
Expresados en moneda de poder adquisitivo de Junio de 2006
(Cifras en millones de pesos)

	Capital Contribuido		Capital Ganado					
	Capital Social	Prima venta de acciones	Reservas de Capital	Resultado de ejercicios anteriores	Exceso o insuficiencia en actualización capital contable	Resultado neto	Inversión de los accionistas minoritarios	Total del Capital Contable
Saldo al 31 de Diciembre del 2005	455	-	15	20	-	309		865
Movimientos inherentes a las decisiones de los accionistas:								
Suscripción de acciones	-	-	-	-	-	-	-	-
Capitalización de utilidades	-	-	-	-	-	-		-
Traspaso de las utilidades	-	-	-	309	-	(309)		-
Pago de dividendos	-	-	-	(161)	-	-		(161)
Constitución de reserva	-	-	18	(18)				-
Total	455		33	215	-	-		704
Movimientos inherentes al reconocimiento de la utilidad integral.								
Utilidad integral	-	-	-	-	-	-	-	-
Resultado Neto	-	-	-	-	-	276	-	276
-Resultado por valuación de títulos disponibles para la venta	-	-	-	-	-	-	-	-
-Resultado por conversión de operaciones extranjeras	-	-	-	-	-	-		-
-Exceso o insuficiencia en la actualización del capital contable	-	-		-		-		-
-Resultado por tenencia de activos monetarios	-	-		-	-	-	-	-
-Ajuste por obligaciones laborales al retiro	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	276	-	276
Saldos al 30 de Junio de 2006	$ 456	-	33	215	-	276	-	979

"El presente estado de variaciones en el capital contable se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, los cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de variaciones en el capital contable fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com/[illegible]

http://www.cnbv.gob.mx/[illegible]

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén [illegible] Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

RECEIVED
2006 OCT 15 A 10:12

COMPARTAMOS.

Banco Compartamos, S.A.
Institución de Banca Multiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800
Estado de Resultados Consolidado del 1 de Enero al 30 de Junio de 2006
Expresados en moneda de poder adquisitivo de Junio de 2006
(Cifras en millones de pesos)

Ingresos por intereses		$	861
Gastos por intereses			84
Resultado por posición monetaria neto (margen financiero)			(12)
MARGEN FINANCIERO			764
Estimación Preventiva para riesgos crediticios			14
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			751
Comisiones y tarifas cobradas	(8)		
Comisiones y tarifas pagadas	21		
Resultado por intermediación	(6)		(7)
INGRESOS (EGRESOS) TOTALES DE LA OPERACIÓN			744
Gastos de administración y promoción			354
RESULTADO DE LA OPERACIÓN			390
Otros productos	19		17
Otros gastos	1		
RESULTADO ANTES DE ISR Y PTU			407
ISR y PTU causados			132
ISR y PTU diferidos			(1)
RESULTADO ANTES DE PARTICIPACION EN SUBSIDIARIAS Y ASOCIADAS			276
Participación en el resultado de subsidiarias y asociadas			-
RESULTADO POR OPERACIONES CONTINUAS			276
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables			-
RESULTADO NETO		$	276

"El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."
http://www.compartamos.com.mx/compartamos/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.
Institución de Banca Múltiple
Estado de Cambios en la Situación Financiera Consolidado
del 1o. de Enero al 30 de Junio del 2006
Expresados en moneda de poder adquisitivo de Junio de 2006
(Cifras en millones de pesos)

Actividades de Operación:		
Resultado Neto	$	276
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Resultados por valuación a valor razonable		
Estimación Preventiva para riesgos crediticios		14
Depreciación y Amortización		12
Impuestos Diferidos		-
Provision para obligaciones diversas		-
		301
Aumento o disminución de partidas relacionadas con la operación:		
Disminución o aumento en la captación		
Disminución o aumento de cartera de créditos		(725)
Disminución o aumento por operaciones de tesorería (inversiones en valores)		(198)
Disminución o aumento por operaciones con instrumentos financieros derivados con fines de negociación		-
Préstamos interbancarios y de otros organismos		404
Amortización de préstamos interbancarios y de otros organismos		-
Disminución o aumento en otras cuentas por cobrar y otros		(6)
Disminución o aumento en otras cuentas por pagar		53
Recursos generados o utilizados por la operación:		329
Actividades de financiamiento:		
Emisión o reducción de capital social		(161)
Amortización de obligaciones subordinadas		-
Pago de dividendos en efectivo		-
Emisión o reducción de capital social		-
Recursos generados o utilizados en actividades de financiamiento		(161)
Actividades de inversión:		
Adquisición o venta de activo fijo y de inversiones permanentes en acciones		(30)
Disminución o aumento en cargos o créditos diferidos		(1)
Recursos generados o utilizados en actividades de inversión		(31)
Aumento de efectivo y equivalentes		137
Efectivo y equivalentes al principio del periodo		64
Efectivo y equivalente al final del periodo		201

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por el Artículo 99, 101 y 102 de la Ley de Intituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la Institución durante el período arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com/[illegible]/compartamos/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/[illegible]

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Daniel Cendova
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Ru[illegible] Dominguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 oficinas, Colonia Escandón, México D.F., C.P. 11800
Balance General Consolidado al 30 de Junio de 2006
Expresados en moneda de poder adquisitivo de Junio de 2006
(Cifras en millones de pesos)

ACTIVO

DISPONIBILIDADES		$	201
INVERSIONES EN VALORES			
Títulos para negociar	432		
Títulos disponibles para la venta	-		
Títulos conservados a vencimiento	-		432
OPERACIONES CON VALORES Y DERIVADAS			
Saldos deudores en operaciones de reporto	-		
Operaciones que representan un préstamo con colateral	-		
Valores por recibir en operaciones de préstamo	-		
Operaciones con instrumentos financieros derivados	-		-
CARTERA DE CREDITO VIGENTE			
Créditos comercial			
Créditos a entidades financieras			
Créditos al consumo	2,171		
Créditos a la vivienda	-		
Créditos a entidades gubernamentales	-		
Crédito al FOBAPROA o al IPAB	-		
TOTAL CARTERA DE CREDITO VIGENTE	2,171		
CARTERA DE CREDITO VENCIDA			
Créditos comercial	-		
Créditos a entidades financieras	-		
Créditos al consumo	14		
Créditos a la vivienda	-		
Créditos a entidades gubernamentales	-		
TOTAL CARTERA DE CREDITO VENCIDA	14		
TOTAL CARTERA DE CREDITO	2,184		
(-) MENOS			
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS	93		
CARTERA DE CREDITO (NETO)			2,091
OTRAS CUENTAS POR COBRAR (NETO)			17
BIENES ADJUDICADOS			-
INMUEBLES, MOBILIARIO Y EQUIPO (NETO)			87
INVERSIONES PERMANENTES EN ACCIONES			-
IMPUESTOS DIFERIDOS (NETO)			20
OTROS ACTIVOS			
Otros activos, cargos diferidos e intangibles	19		
Cobertura de riesgos por amortizar en crédito para vivienda vencidos UDIS	-		19
TOTAL DE ACTIVO		$	2,867

PASIVO Y CAPITAL

CAPTACION TRADICIONAL				
Depósitos de exigibilidad inmediata		$ -		
Depósitos a plazo				
Público en general	$ -			
Mercado de dinero	-	-		
Bonos bancarios		501	$	501
PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS				
De exigibilidad inmediata		-		
De corto plazo		939		
De largo plazo		337		1,276
OPERACIONES CON VALORES Y DERIVADAS				
Saldos acreedores en operaciones de reporto		-		
Operaciones que representan un préstamo con colateral		-		
Valores a entregar en operaciones de préstamo		-		
Operaciones con instrumentos financieros derivados		-		
OTRAS CUENTAS POR PAGAR				
ISR y PTU por pagar		36		
Acreedores diversos y otras cuentas por pagar		75		111
OBLIGACIONES SUBORDINADAS EN CIRCULACION				-
IMPUESTOS DIFERIDOS (NETO)				-
CREDITOS DIFERIDOS				-
TOTAL PASIVO			$	1,888
CAPITAL CONTABLE				
CAPITAL CONTRIBUIDO				
Capital social		455		
Prima en venta de acciones		-		455
CAPITAL GANADO				
Reservas de capital		33		
Resultado de ejercicios anteriores		215		
Resultado por valuación de títulos disponibles para la venta				
Resultado por conversión de operaciones extranjeras				
Exceso o insuficiencia en la actualización del capital contable		-		
Resultado por tenencia de activos no monetarios		-		
Por valuación de activo fijo				
Por valuación de inversiones permanentes	-	-		
Ajustes por obligaciones laborales al retiro				
Resultado neto		276		524
TOTAL CAPITAL CONTABLE				979
TOTAL DE PASIVO Y CAPITAL CONTABLE			$	2,867

CUENTAS DE ORDEN

Avales otorgados	$	-		
Otras obligaciones contingentes		8		
Compromisos crediticios		-		
Monto Contratado en Instrumentos Derivados		214	$	222
Deudores por reporto		433		
(Menos) Títulos a entregar por reporto		432		1

Monto del Capital Social histórico 428

"El presente balance general se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la Institución hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente balance general fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

www.compartamos.com [illegible] 4.44
www.cnbv.gob.mx/estadística

Ing. Carlos [illegible] Costas
Director General

Arq. Carlos [illegible]
Director General Adjunto

L.C. [illegible] Domínguez Sánchez
Auditor General Interno

C.P. Jaime [illegible]
Director de Control Interno

[illegible] Álvarez Toca
Director de Finanzas

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

RECEIVED

2001 OCT 16 A 11:42

[illegible]

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, Mexico D.F., C.P. 11800
Balance General Consolidado al 30 de septiembre de 2006
Expresados en moneda de poder adquisitivo de septiembre de 2006
(Cifras en millones de pesos)

ACTIVO				
DISPONIBILIDADES			$	146
INVERSIONES EN VALORES				
[illegible]	$	425		
[illegible]				
[illegible]				425
OPERACIONES CON VALORES Y DERIVADAS				
[illegible]				
[illegible]				
[illegible]				
[illegible]				-
CARTERA DE CREDITO VIGENTE				
Créditos comerciales				
Créditos a entidades financieras				
Créditos al consumo	$	2,391		
Créditos a la vivienda				
Créditos a entidades gubernamentales				
TOTAL CARTERA DE CREDITO VIGENTE	$	2,391		
CARTERA DE CREDITO VENCIDA				
Créditos comerciales				
Créditos a entidades financieras				
Créditos al consumo	$	17		
Créditos a la vivienda				
Créditos a entidades gubernamentales				
TOTAL CARTERA DE CREDITO VENCIDA	$	17		
TOTAL CARTERA DE CREDITO	$	[illegible]		
(-) MENOS:				
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS		[illegible]		
CARTERA DE CREDITO (NETO)				2,2[illegible]
OTRAS CUENTAS POR COBRAR (NETO)				12
BIENES ADJUDICADOS				
INMUEBLES, MOBILIARIO Y EQUIPO (NETO)				94
INVERSIONES PERMANENTES EN ACCIONES				
IMPUESTOS DIFERIDOS (NETO)				2[illegible]
OTROS ACTIVOS				
[illegible]	$	14		
				1[illegible]
TOTAL ACTIVO			$	[illegible]

PASIVO Y CAPITAL				
CAPTACION TRADICIONAL				
Depósitos de exigibilidad inmediata				
Depósitos a plazo				
Público en general				
Mercado de dinero				
Bonos bancarios	$	[illegible]	$	[illegible]
PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS				
De exigibilidad inmediata				
De corto plazo	$	702		
De largo plazo		522		1,224
OPERACIONES CON VALORES Y DERIVADAS				
[illegible]				
[illegible]				
[illegible]				
[illegible]				-
OTRAS CUENTAS POR PAGAR				
ISR y PTU por pagar	$	44		
Acreedores diversos y otras cuentas por pagar		[illegible]		1[illegible]
OBLIGACIONES SUBORDINADAS EN CIRCULACION				
IMPUESTOS DIFERIDOS (NETO)				
CREDITOS DIFERIDOS				
TOTAL PASIVO			$	[illegible]
CAPITAL CONTABLE				
CAPITAL CONTRIBUIDO				
Capital social	$	461		
Prima en venta de acciones			$	461
CAPITAL GANADO				
Reservas de capital	$	36		
Resultado de ejercicios anteriores		41[illegible]		
[illegible]				
[illegible]				
[illegible]				
[illegible]				
[illegible]				
[illegible]		-		
[illegible]				
Resultado neto		[illegible]		[illegible]
TOTAL CAPITAL CONTABLE			$	[illegible]
TOTAL DE PASIVO Y CAPITAL CONTABLE			$	[illegible]

CUENTAS DE ORDEN

Avales otorgados				
Otras obligaciones contingentes	$	12		
Compromisos crediticios				
Montos Contratados en Instrumentos Derivados		[illegible]	$	[illegible]
Deudores por reporto	$	[illegible]		
(Menos) Títulos a entregar por reporto		[illegible]	$	

[illegible] $ [illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Ing. Carlos [illegible]
Director General

Lic. Carlos Danel Cendoya
Director General Adjunto

[illegible]
Director de Finanzas

C.P. [illegible]
Auditor [illegible]

C.P. [illegible]
Director de Control Interno

C.P. [illegible]
Gerente [illegible] de Contraloría

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Variaciones en el Capital Contable Consolidado
del 1 de enero al 30 de septiembre de 2006
Expresados en moneda de poder adquisitivo de septiembre de 2006
(Cifras en millones de pesos)

	Capital contribuido: Capital Social	Capital contribuido: Prima en venta de acciones	Capital ganado: Reservas de capital	Capital ganado: Resultado de ejercicios anteriores	Capital ganado: Resultado por valuación de títulos disponibles para la venta	Capital ganado: Resultado por conversión de operaciones extranjeras	Capital ganado: Exceso o insuficiencia en la actualización capital contable	Capital ganado: Resultado por tenencia de activos no monetarios (por valuación de activo fijo)	Capital ganado: Resultado por tenencia de activos no monetarios (por valuación de inversiones permanentes en acciones)	Capital ganado: Ajuste por obligaciones laborales al retiro	Capital ganado: Resultado neto	Total del Capital Contable
Saldo al 31 de diciembre del 2005	$ 461		$ 16	$ 28							$ 371	$ 876
MOVIMIENTOS INHERENTES A LAS DECISIONES DE LOS ACCIONISTAS												
Suscripción de acciones												-
Capitalización de utilidades												-
Traspaso de las utilidades				$ 371							$ (371)	-
Constitución de reserva			18	(18)								-
Pago de dividendos				(163)								(163)
Total	461		34	218								713
MOVIMIENTOS INHERENTES AL RECONOCIMIENTO DE LA UTILIDAD INTEGRAL												
Utilidad integral												-
-Resultado neto											445	445
-Resultado por valuación de títulos disponibles para la venta												-
-Resultado por conversión de operaciones extranjeras												-
Exceso o insuficiencia en la actualización del capital contable											-	-
Resultado por tenencia de activos no monetarios												-
Ajuste por obligaciones laborales al retiro												-
Total	-	-	-	-	-	-		-		-	445	445
Saldo al 30 de septiembre de 2006	$ 461	-	$ 34	$ 218	-	-	-	-	-	-	$ 445	$ 1,158

"El presente estado de variaciones en el capital contable se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de variaciones en el capital contable fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/compartamos/inversionistas/...
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Rodríguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Suárez Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS.

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800
Estado de Resultados Consolidado del 1 de enero al 30 de septiembre de 2006
Expresados en moneda de poder adquisitivo de septiembre de 2006
(Cifras en millones de pesos)

Ingresos por intereses			$	1,412
Gastos por intereses				134
Resultado por posición monetaria neto (margen financiero)				(25)
MARGEN FINANCIERO			$	1,253
Estimación preventiva para riesgos crediticios				27
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			$	1,226
Comisiones y tarifas cobradas	$	12		
Comisiones y tarifas pagadas		32		
Resultado por intermediación		2		(18)
INGRESOS (EGRESOS) TOTALES DE LA OPERACIÓN				1,208
Gastos de administración y promoción				561
RESULTADO DE LA OPERACION			$	647
Otros productos	$	24		
Otros gastos		15		9
RESULTADO ANTES DE ISR Y PTU			$	656
ISR y PTU causados	$	214		
ISR y PTU diferidos		(3)		211
RESULTADO ANTES DE PARTICIPACIÓN EN SUBSIDIARIAS Y ASOCIADAS			$	445
Participación en el resultado de subsidiarias y asociadas				
RESULTADO POR OPERACIONES CONTINUAS			$	445
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables				
RESULTADO NETO			$	445

El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben.
http://www.compartamos.com.mx/[illegible]/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

L.C. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Cambios en la Situación Financiera Consolidado
del 1o. de enero al 30 de septiembre del 2006
Expresados en moneda de poder adquisitivo de septiembre de 2006
(Cifras en millones de pesos)

Actividades de operación:		
Resultado Neto	$	445
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Resultados por valuación a valor razonable		(2)
Estimación preventiva para riesgos crediticios		27
Depreciación y amortización		18
Impuestos diferidos		(3)
Provisiones para obligaciones diversas		
	$	485
Aumento o disminución de partidas relacionadas con la operación:		
Disminución o aumento en la captación		(114)
Disminución o aumento de cartera de créditos		(426)
Disminución o aumento por operaciones de tesorería (inversiones en valores)		(186)
Disminución o aumento por operaciones con instrumentos financieros derivados con fines de negociación		
Disminución o aumento por operaciones con valores y derivadas		
Prestamos interbancarios y de otros organismos		451
Amortización de préstamos interbancarios y de otros organismos		
Disminución o aumento en otras cuentas por cobrar y pagar (Neto)		76
Recursos generados o utilizados por la operación	$	286
Actividades de financiamiento		
Emisión de obligaciones subordinadas		
Amortización de obligaciones subordinadas		
Pago de dividendos en efectivo	$	(163)
Emisión o reducción de capital social		
Recursos generados o utilizados en actividades de financiamiento	$	(163)
Actividades de inversión		
Adquisición o venta de activo fijo y de inversiones permanentes en acciones	$	(42)
Disminución o aumento en cargos o créditos diferidos		
Recursos generados o utilizados en actividades de inversión	$	(42)
Aumento de efectivo y equivalentes	$	81
Efectivo y equivalentes al principio del período	$	65
Efectivo y equivalente al final del período	$	146

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la institución durante el período arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/[illegible]
http://www.cnbv.gob.mx/[illegible]

Ing. Carlos Labarthe Costas Director General	Arq. Carlos Danel Cendoya Director General Adjunto	Lic. Fernando Alvarez Toca Director de Finanzas
L.C. Rubén González Sánchez Auditor General Interno	C.P. Jaime Juárez Ramírez Director de Control Interno	C.P. Elizabeth Solalas Flores Gerente Ejecutivo de Contraloría

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553 Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800
Balance General Consolidado al 31 de diciembre de 2006
Expresados en moneda de poder adquisitivo de diciembre de 2006
(Cifras en millones de pesos)

ACTIVO

DISPONIBILIDADES		$ 105
INVERSIONES EN VALORES		
Títulos para negociar	$ 102	
Títulos disponibles para la venta		
Títulos conservados a vencimiento		102
OPERACIONES CON VALORES Y DERIVADAS		
Saldos deudores en operaciones de reporto		
Operaciones que representan un préstamo con colateral		
Valores por recibir en operaciones de préstamo		
Operaciones con instrumentos financieros derivados		
CARTERA DE CREDITO VIGENTE		
Créditos comerciales		
Créditos a entidades financieras		
Créditos al consumo	$ 2,957	
Créditos a la vivienda		
Créditos a entidades gubernamentales		
TOTAL CARTERA DE CREDITO VIGENTE	$ 2,957	
CARTERA DE CREDITO VENCIDA		
Créditos comerciales		
Créditos a entidades financieras		
Créditos al consumo	$ 19	
Créditos a la vivienda		
Créditos a entidades gubernamentales		
TOTAL CARTERA DE CREDITO VENCIDA	$ 19	
TOTAL CARTERA DE CREDITO	$ [illegible]	
(-) MENOS:		
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS	115	
CARTERA DE CREDITO (NETO)		2,850
OTRAS CUENTAS POR COBRAR (NETO)		14
BIENES ADJUDICADOS		
INMUEBLES, MOBILIARIO Y EQUIPO (NETO)		107
INVERSIONES PERMANENTES EN ACCIONES		
IMPUESTOS DIFERIDOS (NETO)		7
OTROS ACTIVOS		
Otros activos, cargos diferidos e intangibles	$ 17	
		17
TOTAL ACTIVO		$ [illegible]

PASIVO Y CAPITAL

CAPTACION TRADICIONAL		
Depósitos de exigibilidad inmediata		
Depósitos a plazo		
Público en general		
Mercado de dinero		
Bonos bancarios	$ 501	$ 501
PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS		
De exigibilidad inmediata		
De corto plazo	$ 509	
De largo plazo	741	[illegible]
OPERACIONES CON VALORES Y DERIVADAS		
Saldos acreedores en operaciones de reporto		
Operaciones que representan un préstamo con colateral		
Valores a entregar en operaciones de préstamo		
Operaciones con instrumentos financieros derivados	5	5
OTRAS CUENTAS POR PAGAR		
ISR y PTU por pagar	$ 42	
Acreedores diversos y otras cuentas por pagar	42	91
OBLIGACIONES SUBORDINADAS EN CIRCULACION		
IMPUESTOS DIFERIDOS (NETO)		
CREDITOS DIFERIDOS		
TOTAL PASIVO		$ 1,847
CAPITAL CONTABLE		
CAPITAL CONTRIBUIDO		
Capital social	$ 469	
Prima en venta de acciones		$ 469
CAPITAL GANADO		
Reservas de capital	$ 35	
Resultado de ejercicios anteriores	223	
Resultado por valuación de títulos disponibles para la venta		
Resultado por conversión de operaciones extranjeras		
Exceso o insuficiencia en la actualización del capital contable		
Resultado por tenencia de activos no monetarios		
Por valuación de activo fijo		
Por valuación de inversiones permanentes en acciones		
Ajustes por obligaciones laborales al retiro		
Resultado neto	473	[illegible]
TOTAL CAPITAL CONTABLE		$ 1,212
TOTAL DE PASIVO Y CAPITAL CONTABLE		$ [illegible]

CUENTAS DE ORDEN

Avales otorgados		
Otras obligaciones contingentes	$ 1	
Compromisos crediticios		
Montos Contratados en Instrumentos Derivados	78	$ 79
Deudores por reporto	$ 100	
(Menos) Títulos a entregar por reporto	100	$ -

Monto del capital social histórico $ 428

"El presente balance general se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la institución hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente balance general fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

El índice de capitalización al mes de diciembre sobre activos en riesgo de crédito es de 42.30% y sobre activos de riesgo de crédito y mercado es de 40.21%

http://www.compartamos.com.mx/compartamos/... [illegible]
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Suárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contabilidad

COMPARTAMOS.

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800
Estado de Resultados Consolidado del 1 de enero al 31 de diciembre de 2006
Expresados en moneda de poder adquisitivo de diciembre de 2006
(Cifras en millones de pesos)

Ingresos por intereses			$	2,035
Gastos por intereses				176
Resultado por posición monetaria neto (margen financiero)				(50)
MARGEN FINANCIERO			$	1,809
Estimación preventiva para riesgos crediticios				46
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			$	1,763
Comisiones y tarifas cobradas	$	19		
Comisiones y tarifas pagadas		46		
Resultado por intermediación		1		(26)
INGRESOS (EGRESOS) TOTALES DE LA OPERACIÓN				1,737
Gastos de administración y promoción				816
RESULTADO DE LA OPERACIÓN			$	921
Otros productos	$	30		
Otros gastos		16		14
RESULTADO ANTES DE ISR Y PTU			$	935
ISR y PTU causados	$	290		
ISR y PTU diferidos		13		303
RESULTADO ANTES DE PARTICIPACIÓN EN SUBSIDIARIAS Y ASOCIADAS			$	632
Participación en el resultado de subsidiarias y asociadas				
RESULTADO POR OPERACIONES CONTINUAS			$	632
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables				
RESULTADO NETO			$	632

"El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/compartamos/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS.

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Cambios en la Situación Financiera Consolidado
del 1o. de enero al 31 de diciembre del 2006
Expresados en moneda de poder adquisitivo de diciembre de 2006
(Cifras en millones de pesos)

Actividades de operación:		
Resultado Neto	$	632
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Resultados por valuación a valor razonable		
Estimación preventiva para riesgos crediticios		46
Depreciación y amortización		28
Impuestos diferidos		9
Provisiones para obligaciones diversas		
	$	715
Aumento o disminución de partidas relacionadas con la operación:		
Disminución o aumento en la captación		(127)
Disminución o aumento de cartera de créditos		(963)
Disminución o aumento por operaciones de tesorería (inversiones en valores)		141
Disminución o aumento por operaciones con instrumentos financieros derivados con fines de negociación		
Disminución o aumento por operaciones con valores y derivadas		5
Prestamos interbancarios y de otros organismos		463
Amortización de prestamos interbancarios y de otros organismos		
Disminución o aumento en otras cuentas por cobrar y pagar (Neto)		33
Recursos generados o utilizados por la operación	$	267
Actividades de financiamiento		
Emisión de obligaciones subordinadas		
Amortización de obligaciones subordinadas		
Pago de dividendos en efectivo	$	(164)
Emisión o reducción de capital social		
Recursos generados o utilizados en actividades de financiamiento	$	(164)
Actividades de inversión		
Adquisición o venta de activo fijo y de inversiones permanentes en acciones	$	(64)
Disminución o aumento en cargos o créditos diferidos		
Recursos generados o utilizados en actividades de inversión	$	(64)
Aumento de efectivo y equivalentes	$	39
Efectivo y equivalentes al principio del periodo	$	66
Efectivo y equivalente al final del período	$	105

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

[illegible]
[illegible]

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS.

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Variaciones en el Capital Contable Consolidado
del 1 de enero al 31 de diciembre del 2006
Expresados en moneda de poder adquisitivo de diciembre de 2006
(Cifras en millones de pesos)

	Capital Contribuido		Capital Ganado									
	Capital Social	Prima venta de acciones	Reservas de Capital	Resultado de ejercicios anteriores	Resultado por valuación de títulos disponibles para la venta	Resultado por conversión de operaciones extranjeras	Exceso o insuficiencia en actualización capital contable	Resultado por tenencia de activos no monetarios (por valuación de activo fijo)	Resultado por tenencia de activos no monetarios (por valuación de inversiones permanentes en acciones)	Ajuste por obligaciones laborales al retiro	Resultado neto	Total del Capital Contable
Saldo al 31 de diciembre del 2005	$ 469		$ 16	$ 76							$ 380	$ 891
MOVIMIENTOS INHERENTES A LAS DECISIONES DE LOS ACCIONISTAS												
Suscripción de acciones												-
Capitalización de utilidades												-
Traspaso de las utilidades				$ 380							$ (380)	-
Constitución de reserva			19	(19)								-
Pago de dividendos				(164)								(164)
Total	469		35	223								727
MOVIMIENTOS INHERENTES AL RECONOCIMIENTO DE LA UTILIDAD INTEGRAL												
Utilidad Integral												-
-Resultado neto											632	632
-Resultado por valuación de títulos disponibles para la venta												-
Resultado por conversión de operaciones extranjeras												-
-Exceso o insuficiencia en la actualización del capital contable												-
Resultado por tenencia de activos monetarios												-
-Ajuste por obligaciones laborales al retiro												-
Total	-	-	-	-	-	-	-	-	-	-	632	632
Saldo al 30 de septiembre de 2006	$ 469	-	$ 35	$ 223	-	-	-	-	-	-	$ 632	$ 1,359

"El presente estado de variaciones en el capital contable se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de variaciones en el capital contable fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."
http://www.compartamos.com.mx/CompartamosInversionistas
http://www.cnbv.gob.mx/estadística

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén [illegible] Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Suárez Flores
Gerente Ejecutivo de Contabilidad

RECEIVED
2007 OCT 16 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 oficinas, Colonia Escandón, México D.F., C.P. 11800
Balance General Consolidado al 31 de Marzo de 2007
Expresados en moneda de poder adquisitivo de Marzo de 2007
(Cifras en millones de pesos)

ACTIVO

DISPONIBILIDADES			$ 125
INVERSIONES EN VALORES			
Títulos para negociar		$ 42	
Títulos disponibles para la venta		-	
Títulos conservados a vencimiento		-	46
OPERACIONES CON VALORES Y DERIVADAS			
Saldos deudores en operaciones de reporto		$ -	
Operaciones que representan un préstamo con colateral		-	
Saldos deudores en operaciones de préstamo de valores		-	
Operaciones con instrumentos financieros derivados		-	-
CARTERA DE CRÉDITO VIGENTE			
Créditos comerciales			
Actividad empresarial o comercial	$ -		
Entidades financieras			
Entidades gubernamentales	-	$ -	
Créditos al consumo		3,225	
Créditos a la vivienda		-	
TOTAL CARTERA DE CRÉDITO VIGENTE		$ 3,225	
CARTERA DE CRÉDITO VENCIDA			
Créditos comerciales			
Actividad empresarial o comercial	$ -		
Entidades financieras			
Entidades gubernamentales		$	
Créditos al consumo		25	
Créditos a la vivienda		-	
TOTAL CARTERA DE CRÉDITO VENCIDA		$ 25	
CARTERA DE CRÉDITO		$ 3,250	
(-) MENOS: ESTIMACIÓN PREVENTIVA PARA RIESGOS CREDITICIOS		226	
CARTERA DE CRÉDITO (NETO)		$ 3,024	
DERECHOS DE COBRO ADQUIRIDOS	$		
(-) MENOS: ESTIMACIÓN POR IRRECUPERABILIDAD O DIFÍCIL COBRO	-	-	
TOTAL DE CARTERA DE CRÉDITO (NETO)			3,024
OTRAS CUENTAS POR COBRAR (NETO)			14
BIENES ADJUDICADOS (NETO)			-
INMUEBLES, MOBILIARIO Y EQUIPO (NETO)			110
INVERSIONES PERMANENTES EN ACCIONES			-
IMPUESTOS DIFERIDOS (NETO)			8
OTROS ACTIVOS			
Cargos diferidos, pagos anticipados e intangibles		$ 17	
Otros activos			17
TOTAL DE ACTIVO			$ 3,339

PASIVO Y CAPITAL

CAPTACIÓN TRADICIONAL			
Depósitos de exigibilidad inmediata		$ -	
Depósitos a plazo			
Del público en general	$ -		
Mercado de Dinero	-		
Fondos especiales		-	
Bonos bancarios		502	$ 502
PRÉSTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS			
De exigibilidad inmediata		$ -	
De corto plazo		450	
De largo plazo		643	1,093
OPERACIONES CON VALORES Y DERIVADAS			
Saldos acreedores en operaciones de reporto		$ -	
Operaciones que representan un préstamo con colateral		-	
Saldos acreedores en operaciones de préstamo de valores		-	
Operaciones con instrumentos financieros derivados		2	2
OTRAS CUENTAS POR PAGAR			
ISR y PTU por pagar		$ 57	
Aportaciones para futuros aumentos de capital pendientes de formalizar por su órgano de gobierno		-	
Acreedores diversos y otras cuentas por pagar		32	154
OBLIGACIONES SUBORDINADAS EN CIRCULACIÓN			-
IMPUESTOS DIFERIDOS (NETO)			-
CRÉDITOS DIFERIDOS Y COBROS ANTICIPADOS			-
TOTAL PASIVO			$ 1,751

CAPITAL CONTABLE

CAPITAL CONTRIBUIDO			
Capital social		$ 475	
Aportaciones para futuros aumentos de capital acordadas por su órgano de gobierno		-	
Prima en venta de acciones		-	
Obligaciones subordinadas en circulación		-	
Donativos		-	$ 475
CAPITAL GANADO			
Reservas de capital			
Resultado de ejercicios anteriores		$ 35	
Resultado por valuación de títulos disponibles para la venta		864	
Resultado por valuación de instrumentos de cobertura de flujos de efectivo		-	
Resultado por conversión de operaciones extranjeras		-	
Exceso o insuficiencia en la actualización del capital contable		-	
Resultado por tenencia de activos no monetarios		-	
Ajustes por obligaciones laborales al retiro		-	
Resultado neto		214	1,113
TOTAL CAPITAL CONTABLE			$ 1,588
TOTAL DE PASIVO Y CAPITAL CONTABLE			$ 3,339

CUENTAS DE ORDEN

Avales otorgados	$ -	
Activos y pasivos contingentes	-	
Compromisos crediticios	-	
Bienes en fideicomiso o mandato	-	-
Bienes en custodia o en administración	-	
Operaciones de banca de inversión por cuenta de terceros (Neto)	-	
Intereses devengados no cobrados derivados de cartera de crédito vencida	-	
Montos contratados en instrumentos derivados	45	
Otras cuentas de registro	17	$ 104
Deudores por reporto	46	
(Menos) Títulos a entregar por reporto	46	$ -

"Monto del capital social histórico $425"

"El presente balance general, se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la Institución hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables."

"El presente balance general fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

El índice de capitalización al mes de diciembre sobre activos en riesgo de crédito es de [illegible] y sobre activos de riesgo de crédito y mercado es de [illegible].

http://www.compartamos.com.mx/... [illegible]
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. [illegible] Solares [illegible]
Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800
Estado de Resultados Consolidado del 1 de Marzo al 31 de Marzo de 2007
Expresados en moneda de poder adquisitivo de Marzo de 2007
(Cifras en millones de pesos)

Ingresos por intereses			$	604
Gastos por intereses				35
Resultado por posición monetaria neto (margen financiero)				(16)
MARGEN FINANCIERO			$	553
Estimación preventiva para riesgos crediticios				7
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			$	546
Comisiones y tarifas cobradas	$	6		
Comisiones y tarifas pagadas		15		
Resultado por intermediación		1		(8)
INGRESOS (EGRESOS) TOTALES DE LA OPERACIÓN			$	538
Gastos de administración y promoción				244
RESULTADO DE LA OPERACIÓN			$	294
Otros productos	$	9		
Otros gastos		1		8
RESULTADO ANTES DE ISR Y PTU			$	302
ISR y PTU causados	$	90		
ISR y PTU diferidos		(2)		88
RESULTADO ANTES DE PARTICIPACIÓN EN SUBSIDIARIAS Y ASOCIADAS			$	214
Participación en el resultado de subsidiarias y asociadas				-
RESULTADO ANTES DE OPERACIONES DISCONTINUADAS			$	214
Operaciones discontinuadas				-
RESULTADO NETO			$	214

"El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/compartamos/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Cambios en la Situación Financiera Consolidado
del 1o. de enero al 31 de marzo del 2007
Expresados en moneda de poder adquisitivo de marzo de 2007
(Cifras en millones de pesos)

Actividades de operación:		
Resultado Neto	$	214
Partidas aplicadas a resultados que no generaron o requirieron la utilizacion de recursos:		
Resultados por valuación a valor razonable		
Estimación preventiva para riesgos crediticios		7
Depreciación y amortización		9
Impuestos diferidos		(3)
Provisiones para obligaciones diversas		
	$	227
Aumento o disminución de partidas relacionadas con la operación:		
Disminución o aumento en la captación		(5)
Disminución o aumento de cartera de créditos		(141)
Disminución o aumento por operaciones de tesorería (inversiones en valores)		61
Disminución o aumento por operaciones con instrumentos financieros derivados con fines de negociación		
Disminución o aumento por operaciones con valores y derivadas		(3)
Prestamos interbancarios y de otros organismos		(172)
Amortización de préstamos interbancarios y de otros organismos		
Disminución o aumento en otras cuentas por cobrar y pagar (Neto)		65
Recursos generados o utilizados por la operación	$	32
Actividades de financiamiento		
Emisión de obligaciones subordinadas		
Amortización de obligaciones subordinadas		
Pago de dividendos en efectivo	$	(2)
Emisión o reducción de capital social		
Recursos generados o utilizados en actividades de financiamiento	$	(2)
Actividades de inversión		
Adquisición o venta de activo fijo y de inversiones permanentes en acciones	$	(11)
Disminución o aumento en cargos o creditos diferidos		
Recursos generados o utilizados en actividades de inversión	$	(11)
Aumento de efectivo y equivalentes	$	19
Efectivo y equivalentes al principio del periodo	$	106
Efectivo y equivalente al final del periodo	$	125

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/compartamos/inversionistas/archivos.php?carpeta=4/34
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Solares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Variaciones en el Capital Contable Consolidado
del 1 de Enero al 31 de Marzo del 2007
Expresados en moneda de poder adquisitivo de Marzo de 2007
(Cifras en millones de pesos)

	Capital Contribuido					Capital Ganado									
	Capital Social	Aportaciones para futuros aumentos de capital formalizadas por su órgano de gobierno	Prima en venta de acciones	Obligaciones subordinadas en circulación	Donativos	Reservas de capital	Resultado de ejercicios anteriores	Resultado por valuación de títulos disponibles para venta	Resultado por valuación de instrumentos de cobertura de flujos de efectivo	Resultado por conversión de operaciones extranjeras	Exceso o insuficiencia en la actualización del capital contable	Resultado por tenencia de activos no monetarios	Ajuste por obligaciones laborales al retiro	Resultado neto	Total del Capital Contable
Saldo al 31 de Diciembre del 2006	$ 475					15	225							4[illegible]	$ 1,374
Movimientos inherentes a las decisiones de los propietarios															
Suscripción de acciones			-			-									
Capitalización de utilidades			-			-									
Constitución de reservas			-			-	-								
Traspaso del resultado neto a resultado de ejercicios anteriores			-			-	638							(6[illegible])	
Pago de dividendos	-		-												
Total	$ 475					15	864								$ 1,1[illegible]
Movimientos inherentes al reconocimiento de la utilidad integral															
Utilidad integral							-								
Resultado neto			-			-				-				214	214
Resultado por valuación de títulos disponibles para la venta						-									
Resultado por valuación de instrumentos de cobertura de flujos de efectivo						-		-							
Resultado por conversión de operaciones extranjeras	-					-			-						-
Exceso o insuficiencia en la actualización del capital contable			-			-									
Resultado por tenencia de activos no monetarios						-									
Ajustes por obligaciones laborales al retiro						-	-			-				-	
Total	$ -		-			-				-				214	$ 214
Saldo al 31 de Marzo de 2007	$ 475		-			15	864			-				214	$ 1,5[illegible]

[illegible]

[illegible]

Ing. Carlos Labarthe Costas
Director General

Lic. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén [illegible] Sánchez
Auditor [illegible] Interno

C.P. [illegible]
Director de Control Interno

C.P. Elizabeth [illegible] Flores
Gerente Ejecutivo de Contabilidad

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 oficina [illegible] Colonia Escandón, México D.F., C.P. 11800
Balance General Consolidado al 30 de Junio de 2007
(Expresados en moneda de poder adquisitivo de Junio de 2007)
(Cifras en millones de pesos)

RECEIVED
[illegible] OCT 15 A 11:42

ACTIVO

DISPONIBILIDADES			$ 170
INVERSIONES EN VALORES			
Títulos para negociar		$ 115	
Títulos disponibles para la venta		-	
Títulos conservados a vencimiento			115
OPERACIONES CON VALORES Y DERIVADAS			
Saldos deudores en operaciones de reporto		$	
Operaciones que representan un préstamo con colateral		-	
Saldos deudores en operaciones de préstamo de valores			
Operaciones con instrumentos financieros derivados		-	-
CARTERA DE CREDITO VIGENTE			
Créditos comerciales			
Actividad empresarial o comercial	$ -		
Entidades financieras	-		
Entidades gubernamentales		$	
Créditos al consumo		2,323	
Créditos a la vivienda		-	
TOTAL CARTERA DE CREDITO VIGENTE		$ 2,323	
CARTERA DE CREDITO VENCIDA			
Créditos comerciales			
Actividad empresarial o comercial	$		
Entidades financieras	-		
Entidades gubernamentales		$	
Créditos al consumo		35	
Créditos a la vivienda		-	
TOTAL CARTERA DE CREDITO VENCIDA		$ 35	
CARTERA DE CREDITO		$ [illegible]	
(-) MENOS			
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS		124	
CARTERA DE CREDITO (NETO)		$ [illegible]	
DERECHOS DE COBRO ADQUIRIDOS	$ -		
(-) MENOS: ESTIMACION POR IRRECUPERABILIDAD O DIFICIL COBRO	-	-	
TOTAL DE CARTERA DE CREDITO (NETO)			[illegible]
OTRAS CUENTAS POR COBRAR (NETO)			17
BIENES ADJUDICADOS (NETO)			-
INMUEBLES, MOBILIARIO Y EQUIPO (NETO)			[illegible]
INVERSIONES PERMANENTES EN ACCIONES			
IMPUESTOS DIFERIDOS (NETO)			7
OTROS ACTIVOS			
Cargos diferidos, pagos anticipados e intangibles		$ 17	
Otros activos		-	17
TOTAL DE ACTIVO			$ [illegible]

PASIVO Y CAPITAL

CAPTACION TRADICIONAL			
Depósitos de exigibilidad inmediata		$ -	
Depósitos a plazo			
Del público en general	$ -		
Mercado de dinero	-		
Fondos especiales		-	
Bonos bancarios		502	$ 502
PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS			
De exigibilidad inmediata		$ -	
De corto plazo		597	
De largo plazo		553	1,150
OPERACIONES CON VALORES Y DERIVADAS			
Saldos acreedores en operaciones de reporto		$ -	
Operaciones que representan un préstamo con colateral		-	
Saldos acreedores en operaciones de préstamo de valores		-	
Operaciones con instrumentos financieros derivados		2	2
OTRAS CUENTAS POR PAGAR			
ISR y PTU por pagar		$ 45	
Aportaciones para futuros aumentos de capital pendientes de formalizar por su órgano de gobierno		-	
Acreedores diversos y otras cuentas por pagar		122	167
OBLIGACIONES SUBORDINADAS EN CIRCULACION			-
IMPUESTOS DIFERIDOS (NETO)			-
CREDITOS DIFERIDOS Y COBROS ANTICIPADOS			-
TOTAL PASIVO			$ 1,821

CAPITAL CONTABLE

CAPITAL CONTRIBUIDO			
Capital social		$ 473	
Aportaciones para futuros aumentos de capital acordadas por su órgano de gobierno		-	
Prima en venta de acciones		-	
Obligaciones subordinadas en circulación		-	
Donativos		-	$ 473
CAPITAL GANADO			
Reservas de capital		$ 90	
Resultado de ejercicios anteriores		797	
Resultado por valuación de títulos disponibles para la venta		-	
Resultado por valuación de instrumentos de cobertura de flujos de efectivo		-	
Resultado por conversión de operaciones extranjeras		-	
Exceso o insuficiencia en la actualización del capital contable		-	
Resultado por tenencia de activos no monetarios			
Ajustes por obligaciones laborales al retiro		-	
Resultado neto		476	1,321
TOTAL CAPITAL CONTABLE			$ 1,794
TOTAL DE PASIVO Y CAPITAL CONTABLE			$ [illegible]

CUENTAS DE ORDEN

Avales otorgados		$ -	
Activos y pasivos contingentes		13	
Compromisos crediticios		-	
Bienes en fideicomiso o mandato			
Bienes en custodia o en administración		53	
Operaciones de banca de inversión por cuenta de terceros (Neto)		-	
Intereses devengados no cobrados derivados de cartera de crédito vencida		-	
Otras cuentas de registro		18	$ 84
Deudores por reporto		115	
(Menos) Títulos a entregar por reporto		115	$ -

"Monto del capital social histórico $428"

"El presente balance general, se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la Institución hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente balance general fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

El índice de capitalización [illegible] mes de junio sobre activos [illegible] riesgo de crédito es de [illegible] % y sobre activos de riesgo de crédito y mercado es de [illegible] %.

[illegible]

Ing. Carlos Labarthe Costas
Director General

Ing. Carlos Danel Cendoya
Director General Adjunto

Fernando Álvarez Toca
Director de Finanzas

L.C. Rubén [illegible] Sánchez
Auditor General Interno

C.P. Jaime [illegible] Ramírez
Director de Control Interno

C.P. Elizabeth Soares Flores
Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Av. Insurgentes Sur # 553, Piso 1 Oficinas, Colonia Escandón, México D.F., C.P. 11800

Estado de Resultados Consolidado del 1 de Enero al 30 de Junio de 2007
Expresados en moneda de poder adquisitivo de Junio de 2007
(Cifras en millones de pesos)

Ingresos por intereses			$	1,267
Gastos por intereses				73
Resultado por posicion monetaria neto (margen financiero)				(7)
MARGEN FINANCIERO			$	1,187
Estimación preventiva para riesgos crediticios				16
MARGEN FINANCIERO AJUSTADO POR RIESGOS CREDITICIOS			$	1,171
Comisiones y tarifas cobradas	$	13		
Comisiones y tarifas pagadas		32		
Resultado por intermediación		(2)		(21)
INGRESOS (EGRESOS) TOTALES DE LA OPERACION			$	1,150
Gastos de administración y promoción				552
RESULTADO DE LA OPERACIÓN			$	598
Otros productos	$	18		
Otros gastos		2		16
RESULTADO ANTES DE ISR Y PTU			$	614
ISR y PTU causados	$	189		
ISR y PTU diferidos		(1)		188
RESULTADO ANTES DE PARTICIPACION EN SUBSIDIARIAS Y ASOCIADAS			$	426
Participación en el resultado de subsidiarias y asociadas				-
RESULTADO ANTES DE OPERACIONES DISCONTINUADAS			$	426
Operaciones discontinuadas				-
RESULTADO NETO			$	426

"El presente estado de resultados se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la Institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de resultados fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com.mx/compartamos/inversionistas/archivos.php?carpeta=4/44
http://www.cnbv.gob.mx/estadistica

Ing. Carlos Labarthe Costas
Director General

Arq. Carlos Danel Cendoya
Director General Adjunto

C.C. Fernando Alvarez Toca
Director de Finanzas

L.C. Rubén Domínguez Sánchez
Auditor General Interno

C.P. Jaime Juárez Ramírez
Director de Control Interno

C.P. Elizabeth Sotres Flores
Gerente Ejecutivo de Contraloría

Banco Compartamos, S.A.,
Institución de Banca Múltiple
Estado de Cambios en la Situación Financiera Consolidado
del 1o. de Enero al 30 de Junio de 2007
Expresados en moneda de poder adquisitivo de Junio de 2007
(Cifras en millones de pesos)

Actividades de operación:		
Resultado Neto	$	426
Partidas aplicadas a resultados que no generaron o requirieron la utilización de recursos:		
Resultados por valuación a valor razonable		
Estimación preventiva para riesgos crediticios		17
Depreciación y amortización		17
Impuestos diferidos		(1)
Provisiones para obligaciones diversas		
	$	459
Aumento o disminución de partidas relacionadas con la operación:		
Disminución o aumento en la captación		(4)
Disminución o aumento de cartera de créditos		(342)
Disminución o aumento por operaciones de tesorería (inversiones en valores)		(14)
Disminución o aumento por operaciones con instrumentos financieros derivados con fines de negociación		
Disminución o aumento por operaciones con valores y derivadas		(3)
Prestamos interbancarios y de otros organismos		(70)
Amortización de prestamos interbancarios y de otros organismos		
Disminución o aumento en otras cuentas por cobrar y pagar (Neto)		74
Recursos generados o utilizados por la operación	$	100
Actividades de financiamiento		
Emisión de obligaciones subordinadas		
Amortización de obligaciones subordinadas		
Pago de dividendos en efectivo	$	(2)
Emisión o reducción de capital social		
Recursos generados o utilizados en actividades de financiamiento	$	(2)
Actividades de inversión		
Adquisición o venta de activo fijo y de inversiones permanentes en acciones	$	(33)
Disminución o aumento en cargos o créditos diferidos		
Recursos generados o utilizados en actividades de inversión	$	(33)
Aumento de efectivo y equivalentes	$	65
Efectivo y equivalentes al principio del periodo	$	105
Efectivo y equivalente al final del periodo	$	170

"El presente estado de cambios en la situación financiera se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por los Artículos 99, 101 y 102 de la Ley de Instituciones de Crédito, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la institución durante el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas bancarias y a las disposiciones legales y administrativas aplicables.

El presente estado de cambios en la situación financiera fue aprobado por el consejo de administración bajo la responsabilidad de los directivos que lo suscriben."

http://www.compartamos.com/[illegible]/compartamos/inversionistas/archivos.php/carpeta: 4/44
http://www.cnbv.gob.mx/es[illegible]

Ing. Carlos Labarthe Costas Director General	Arq. Carlos Danel Cendoya Director General Adjunto	Lic. Fernando Alvarez Toca Director de Finanzas
L.C. Rubén Domínguez Sánchez Auditor General Interno	C.P. Jaime Juárez Ramírez Director de Control Interno	C.P. Elizabeth Solares Flores Gerente Ejecutivo de Contraloría

COMPARTAMOS

Banco Compartamos, S.A.
Institución de Banca Múltiple
Estado de Variaciones en el Capital Contable Consolidado
del 1 de Enero al 30 de Junio de 2007
Expresados en moneda de poder adquisitivo de Junio de 2007
(Cifras en millones de pesos)

	Capital Contribuido					Capital Ganado									
	Capital Social	Aportaciones para futuros aumentos de capital acordados por su órgano de gobierno	Prima en venta de acciones	Obligaciones subordinadas en circulación	[illegible]	Reservas de capital	Resultado de ejercicios anteriores	Resultado por valuación de títulos disponibles para la venta	Resultado por valuación de instrumentos de cobertura de flujos de efectivo	Resultado por conversión de operaciones extranjeras	Exceso o insuficiencia en la actualización del capital contable	Resultado por tenencia de activos no monetarios	Ajuste por obligaciones laborales al retiro	Resultado neto	Total del Capital Contable
Saldo al 31 de Diciembre del 2006	$ 473		-			35	224							437	$ 1,168
Movimientos inherentes a las decisiones de los propietarios															
Suscripción de acciones			-												-
Capitalización de utilidades						-	-								
Constitución de reservas						43	(43)								-
Traspaso del resultado neto a resultado de ejercicios anteriores							437							(437)	-
Pago de dividendos															
Total	$ 473					[illegible]	[illegible]								$ 1,168
Movimientos inherentes al reconocimiento de la utilidad integral															
Utilidad integral															-
Resultado Neto							-							426	426
Resultado por valuación de títulos disponibles para la venta															-
Resultado por valuación de instrumentos de cobertura de flujos de efectivo															
Resultado por conversión de operaciones extranjeras															
Exceso o insuficiencia en la actualización del capital contable		-	-				-								
Resultado por tenencia de activos no monetarios		-				-	-			-					
Ajuste por obligaciones laborales al retiro						-	-			-					
Total	$ -					-	-			-				426	$ 426
Saldo al 30 de Junio de 2007	$ 473		-			[illegible]	[illegible]			-				426	$ 1,594

"El presente estado de variaciones en el capital contable se formuló de conformidad con los Criterios de Contabilidad para las Instituciones de Crédito, emitidos por la Comisión Nacional Bancaria y de Valores [illegible]"

"El presente estado de variaciones en el capital contable fue aprobado por el Consejo de Administración [illegible]"

Ing. Carlos Labarthe Costas
Director General

Ing. Carlos Danel Cendoya
Director General Adjunto

Lic. Fernando [illegible] Toca
Director de Finanzas

L.C. Rubén [illegible]
Auditor Interno

C.P. [illegible]
Director de Control Interno

C.P. [illegible]
Gerente Ejecutivo de Contraloría

COMPARTAMOS
Oportunidades Financieras

FINANCIERA COMPARTAMOS, S.A. DE C.V.
SOCIEDAD FINANCIERA DE OBJETO LIMITADO

CONVOCATORIA

Por acuerdo del consejo de administración adoptado en su sesión celebrada el 7 de diciembre de 2005, y de conformidad con lo dispuesto en los artículos vigésimo cuarto y vigésimo quinto de los estatutos sociales de Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado, y el artículo 183 de la Ley General de Sociedades Mercantiles, se convoca a los accionistas de la sociedad a la asamblea general extraordinaria y ordinaria de accionistas que se celebrará el **16 de enero de 2006 a las 16:00 horas**, en Insurgentes Sur No. 553 Piso 1 de Oficinas, Colonia Escandón, C.P. 11800 México, Distrito Federal.

La asamblea general extraordinaria y ordinaria de accionistas se desarrollará de conformidad con el siguiente:

ORDEN DEL DIA

De la asamblea extraordinaria

I. Resoluciones sobre la propuesta de desistimiento de la autorización para que la sociedad opere como sociedad financiera de objeto limitado, y la obtención de una autorización para organizarse y operar como institución de banca múltiple.
II. Resoluciones sobre la adopción de nuevos estatutos sociales.

De la asamblea ordinaria

I. Resoluciones relativas al pago de dividendos.
II. Designación de miembros del consejo de administración.
III. Designación del presidente, secretario y pro-secretario del consejo de administración.
IV. Designación del comisario.
V. Revocación y otorgamiento de poderes.
VI. Designación del director general.
VII. Designación de miembros del comité de auditoria.
VIII. Designación de delegados.

Los accionistas deberán presentar la cédula del registro federal de contribuyentes que permita a la sociedad verificar el registro proporcionado a efecto de dar cumplimiento al tercer párrafo del artículo 27 del Código Fiscal de la Federación.

Para tener derecho a asistir y votar en la asamblea, los accionistas deberán estar inscritos en el registro de accionistas de la sociedad dos días hábiles antes de la fecha de la asamblea. Los accionistas podrán comparecer personalmente o por conducto de apoderado designado mediante instrumento notarial o carta poder otorgada ante la presencia de dos testigos.

México, Distrito Federal, a 30 de diciembre de 2005.

José Manuel Canal Hernando
Presidente del consejo de administración

RECEIVED

2011 OCT 16 A 11:23

COMPARTAMOS®
Oportunidades Financieras

México D.F. a 3 de abril de 2006.

Estimados Accionistas,

Como es de todos conocimiento, nuestra siguiente asamblea anual ordinaria y extraordinaria está en principio agendada para celebrase el próximo 20 de abril del año en curso. La orden del día de dichas asambleas (anexa a este mail) contempla, entre otras cosas, que se hagan las reformas a estatutos que, con el motivo del banco, nos han solicitado hacer la SHCP.

Dichas reformas constan de textos de la ley que la autoridad quiere queden plasmados en los estatutos, y que son el requisito para que nos den el banco. Dado que las autoridades nos están exigiendo tener esto, a pesar de no haber sido el acuerdo, antes de que ellos emitan la autorización, es muy probable que tengamos que anticipar la asamblea lo más posible. De lo contrario, corremos el riesgo de que el proceso de banco se extienda aún más.

Por lo anterior, quisiéramos solicitarles su ayuda, para tener a la brevedad posible por parte de ustedes, los poderes respectivos para celebrar la asamblea. Anexamos a este mail, el machote de esos poderes y les solicitamos no llenen el espacio de la fecha, pues Fernando de Ovando aún no ha determinado cuando se puede llevar a cabo la asamblea.

Les agradecemos mucho la confianza en un momento que por tiempos está volviéndose muy crítico, en nuestro objetivo de obtener la licencia bancaria. Cuenten con que toda la información acerca de la asamblea, se les hará llegar a la brevedad posible, y una vez que se haya acordado con los funcionarios de la SCHP.

Raquel les estará llamando en los siguientes días para poder recoger los originales de sus poderes. Por favor, si tienen cualquier duda o inquietud, no duden de contactarnos a nosotros o a Fernando de Ovando.

Saludos,

Carlos Labarthe y Carlos Danel

BEST IN LATIN AMERICA 2005

PREMIO A LA EXCELENCIA EN MICROFINANZAS

Insurgentes Sur 553
1er. Piso de oficinas
Col. Escandón
Del. Miguel Hidalgo
11800 México D.F.
Tel. 5276 7250 Fax 5276 7299

COMPARTAMOS.
Oportunidades Financieras

BANCO COMPARTAMOS, S.A.,
INSTITUCIÓN DE BANCA MÚLTIPLE

CONVOCATORIA

Por acuerdo del consejo de administración adoptado en su sesión celebrada el 13 de octubre de 2006, y de conformidad con lo dispuesto en el artículo vigésimo de los estatutos sociales de Banco Compartamos, S.A., Institución de Banca Múltiple, y el artículo 183 de la Ley General de Sociedades Mercantiles, se convoca a los accionistas de la sociedad a la asamblea general extraordinaria de accionistas que se celebrará el **19 de diciembre de 2006 a las 10:00 horas**, en Insurgentes Sur 553, Colonia Escandón, 11800 México, Distrito Federal, primer piso de oficinas del inmueble

La asamblea general extraordinaria de accionistas se desarrollará de conformidad con el siguiente:

Orden del día

I. Resoluciones sobre la modificación a los estatutos sociales en términos de lo dispuesto por el artículo segundo transitorio del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley de Instituciones de Crédito y de la Ley de Protección al Ahorro Bancario, publicado en el Diario Oficial de la Federación el 6 de julio de 2006.
II. Designación de delegados.

De acuerdo con el artículo vigésimo primero de los estatutos sociales, para poder asistir a la asamblea, los accionistas deberán entregar a la secretaría de la sociedad, a más tardar dos días hábiles antes del señalado para la reunión las constancias de depósito que respecto de las acciones les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo doscientos noventa del citado ordenamiento. En las constancias, se deberá indicar el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Contra el recibo de las citadas constancias y del listado, se expedirán las tarjetas de ingreso correspondientes, que se solicitarán y entregarán en las oficinas de la secretaría de la sociedad, ubicadas en Bosque de Alisos 47-B, primer piso, Bosques de las Lomas, 05120, México Distrito Federal, a más tardar dos día hábiles antes de la fecha de celebración de la asamblea, en días y horas hábiles (lunes a viernes de 9:00 a 14:30 y de 16:30 a 19:00 horas).

A efecto de dar cumplimiento al tercer párrafo del artículo 27 del Código Fiscal de la Federación, los accionistas deberán presentar la cédula del registro federal de contribuyentes que permita a la sociedad verificar el registro proporcionado.

Los accionistas podrán comparecer a la asamblea personalmente o a través de representante, quien acreditará su personalidad mediante poder otorgado en formularios elaborados por la propia sociedad, mismos que se encontrarán a disposición de los representantes de los accionistas a partir de la fecha de publicación de la presente convocatoria en horas y días hábiles (lunes a viernes de 9:00 a 14:30 y de 16:30 a 19:00 horas).

México, Distrito Federal, a 30 de noviembre de 2006.

Fernando de Ovando
Secretario del consejo de administración

COMPARTAMOS®
Oportunidades Financieras

México D.F. a 23 de marzo de 2007.

Estimados señores:

Con motivo de la próxima oferta pública de acciones que pretendemos llevar a cabo en las primeras semanas el mes de abril acompaño al presente la siguiente documentación:

1. Convenio de accionistas (versión final) mismo que empezaremos a circular el día de hoy para que cada uno de los accionistas lo firme. Raquel Reyes se pondrá en contacto con ustedes para fijar el día, la hora y el lugar donde deseen recibir el documento para su firma la próxima semana. Pediremos la firma exclusivamente en cinco ejemplares. En caso de que lo deseen, podremos expedir una copia fotostática o certificada del mismo.

2. Proyecto del orden del día de la asamblea general extraordinaria de accionistas que pretendemos celebrar el próximo **viernes 30 de marzo de 2007 a las 17:00 hrs. en las oficinas de Banco Compartamos**. El proceso nos exige actuar en forma ágil por lo que estaremos gestionando la asistencia del cien por ciento de los accionistas en lugar de publicar la convocatoria y esperar el plazo de 15 días que ocupa. En caso de que no vayas a poder asistir, será necesario contar con la carta poder que menciona el inciso 3 siguiente.

3. Formato de la **carta-poder** que deberán firmar todos aquellos accionistas que deseen ser representados en la asamblea general extraordinaria de accionistas del 30 de marzo.

4. El proyecto de los acuerdos que se pretenden aprobar en la asamblea señalada en el punto anterior se encuentra en proceso de autorización ante la Secretaria de Hacienda y Crédito Público y la Comisión Nacional Bancaria y de Valores. Esta información esta disponible con Raquel Reyes para todo el que quiera revisarla.

Será necesario que cada accionista cuente con un contrato de intermediación bursátil vigente con ACCIVAL para hacer el traspaso de las acciones materia de la venta así como para que se efectúe la liquidación de las mismas.

Raquel Reyes nos apoyará para tramitar la apertura de estos contratos, para lo cual será necesario que nos proporcionen únicamente la copia de un estado de cuenta de cheques (no es necesario que se vean los movimientos de la cuenta, solo los datos que vienen en la parte de arriba como número de cuenta, Banco, etc.).

COMPARTAMOS®
Oportunidades Financieras

Agradeceremos su cooperación para que, a más tardar el día 29 de marzo, contemos con (i) el convenio de accionistas firmado, (ii) su carta-poder para asistir a la asamblea general extraordinaria de accionistas, o bien su confirmación para asistir personalmente a la misma, y (iii) el contrato de intermediación bursátil firmado con ACCIVAL.

Quedo a sus órdenes para cualquier información relativa a esta comunicación.

Atentamente

Fernando de Ovando
Secretario del Consejo de Administración
Banco Compartamos, S.A. Institución de Banca Múltiple.

COMPARTAMOS
Oportunidades Financieras

BANCO COMPARTAMOS, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE

CONVOCATORIA

Por acuerdo del consejo de administración adoptado en su sesión celebrada el 22 de febrero de 2007, y de conformidad con lo dispuesto en el artículo vigésimo de los estatutos sociales de Banco Compartamos, S.A. Institución de Banca Múltiple, y el artículo 183 de la Ley General de Sociedades Mercantiles, se convoca a los accionistas de la Sociedad a la asamblea general ordinaria anual de accionistas que se celebrará el **26 de abril de 2007 a las 13:00 horas**, en Insurgentes Sur No. 553 Piso 1 de Oficinas, Colonia Escandón, C.P. 11800 México, Distrito Federal.

La asamblea general ordinaria anual de accionistas se desarrollará de conformidad con el siguiente:

Orden del día

I. Discusión, modificación y, en su caso, aprobación del informe del consejo de administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del comisario y adopción de medidas que se juzguen oportunas.
II. Aplicación de resultados.
III. Discusión y, en su caso, aprobación del reporte sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad, tomando en cuenta el artículo 86 de la Ley del Impuesto sobre la Renta.
IV. Nombramiento de los miembros del consejo de administración y en su caso calificación de los independientes, nombramiento de los comisarios.
V. Determinación de los emolumentos a consejeros y comisarios.
VI. Designación de los miembros del comité de auditoria.
VII. Designación de delegados.

De acuerdo con el artículo vigésimo primero de los estatutos sociales, para poder asistir a la asamblea, los accionistas deberán entregar a la secretaría de la sociedad, a más tardar dos días hábiles antes del señalado para la reunión las constancias de depósito que respecto de las acciones les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo doscientos noventa del citado ordenamiento. En las constancias, se deberá indicar el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Contra el recibo de las citadas constancias y del listado, se expedirán las tarjetas de ingreso correspondientes, que se solicitarán y entregarán en las oficinas de la secretaría de la sociedad, ubicadas en Bosque de Alisos 47-B, primer piso, Bosques de las Lomas, 05120, México Distrito Federal, a más tardar dos día hábiles antes de la fecha de celebración de la asamblea, en días y horas hábiles (lunes a viernes de 9:00 a 14:30 y de 16:30 a 19:00 horas).

A efecto de dar cumplimiento al tercer párrafo del artículo 27 del Código Fiscal de la Federación, los accionistas deberán presentar la cédula del registro federal de contribuyentes que permita a la sociedad verificar el registro proporcionado.

Los accionistas podrán comparecer a la asamblea personalmente o a través de representante, quien acreditará su personalidad mediante poder otorgado en formularios elaborados por la propia sociedad, mismos que se encontrarán a disposición de los representantes de los accionistas a partir de la fecha de publicación de la presente convocatoria en horas y días hábiles (lunes a viernes de 9:00 a 14:30 y de 16:30 a 19:00 horas).

México, Distrito Federal, a 11 de abril de 2007.

Fernando de Ovando
Secretario del consejo de administración

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE FINANCIERA COMPARTAMOS, S.A. DE C.V., SOCIEDAD FINANCIERA DE OBJETO LIMITADO EN ASAMBLEA GENERAL EXTRAORDINARIA Y ORDINARIA DE ACCIONISTAS CELEBRADA EL 16 DE ENERO DE 2006

ACUERDOS

I. **Resoluciones sobre la propuesta de desistimiento de la autorización para que la sociedad opere como sociedad financiera de objeto limitado, y la obtención de una autorización para organizarse y operar como institución de banca múltiple.**

I.1 Se aprueba autorizar la presentación ante las autoridades competentes de: (i) la manifestación de desistimiento, renuncia o de que se deje sin efecto la autorización para que la sociedad opere como sociedad financiera de objeto limitado; en los términos discutidos y aprobados en esta asamblea; y (ii) la solicitud de la sociedad para organizarse y operar como institución de banca múltiple. La renuncia, desistimiento o dejar sin efecto la autorización para que la sociedad opere como sociedad financiera de objeto limitado surtirá efectos una vez que las autoridades competentes autoricen a la sociedad para organizarse y operar como institución de banca múltiple.

I.2 Se autoriza a la dirección general de la sociedad a presentar la solicitud a que se refiere el Acuerdo I.1 anterior en los términos del proyecto que fue presentado a la consideración de esta asamblea y que debidamente inicializado por el presidente o el secretario se ordena agregar al expediente que se forme con motivo de la celebración de la presente asamblea de accionistas.

II. Resoluciones sobre la adopción de nuevos estatutos sociales.

II.1 Con sujeción a: (i) la manifestación de la sociedad para desistirse, renunciar o dejar sin efecto legal alguno la autorización de la sociedad para operar como sociedad financiera de objeto limitado; (ii) modificaciones o correcciones que exija la Secretaría de Hacienda y Crédito Público, Banco de México o la Comisión Nacional Bancaria y de Valores; y (ii) la obtención de la autorización por parte de la Secretaría de Hacienda y Crédito Público para que la sociedad quede organizada y opere como institución de banca múltiple, se aprueba la adopción de los estatutos sociales que a continuación se transcriben:

"ESTATUTOS SOCIALES DE
"COMPARTAMOS, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE"

CAPITULO PRIMERO

DENOMINACIÓN, OBJETO, DURACION DOMICLIO Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN: La denominación de la sociedad es "COMPARTAMOS", la cual irá seguida de las palabras Sociedad Anónima o de su abreviatura, S.A. y la expresión, "Institución de Banca Múltiple".

ARTÍCULO SEGUNDO.- OBJETO SOCIAL: La sociedad, como institución de banca múltiple, tiene por objeto la prestación del servicio de banca y crédito en los términos de la Ley de Instituciones de Crédito y, en consecuencia podrá realizar las operaciones y prestar los servicios bancarios a que se refiere el artículo cuarenta y seis de dicha Ley, en todas sus modalidades, así como las demás operaciones que le estén expresamente permitidas por la Ley de Instituciones de Crédito, las demás disposiciones legales y administrativas aplicables y con apego a las sanas prácticas y a los usos bancarios mercantiles, así como aquellas operaciones análogas o conexas que autorice la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

ARTÍCULO TERCERO.- DESARROLLO DEL OBJETO: Para cumplir con su objeto la sociedad podrá:

I. Adquirir, enajenar, poseer, arrendar, usufructuar, y en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e inmuebles que sean necesarios para la realización de su objeto y el cumplimiento de sus fines;

II. Realizar cualquier otra actividad que pueda llevar a cabo de conformidad con la Ley de Instituciones de Crédito, las disposiciones que al efecto dicten la Secretaría de Hacienda y Crédito Público, el Banco de México y otras autoridades competentes y, en general la legislación aplicable; en el entendido que la sociedad en ningún caso podrá realizar las actividades prohibidas a las instituciones de crédito en los términos del artículo 106 de la Ley de Instituciones de Crédito; y

III. Realizar todos los actos jurídicos necesarios para el desempeño de sus actividades y la consecución de sus objetivos.

ARTICULO CUARTO.- DURACIÓN:

La duración de la sociedad será indefinida.

ARTÍCULO QUINTO.- DOMICILIO: El domicilio de la sociedad será la ciudad de México, Distrito Federal, y podrá establecer sucursales, agencias y oficinas en otros lugares de la República o en el extranjero, o pactar domicilios convencionales, sin que por ello se entienda cambiado su domicilio social.

ARTÍCULO SEXTO.- NACIONALIDAD: La sociedad es mexicana. Los accionistas extranjeros que la sociedad tenga o llegare a tener quedan obligados formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, autorizaciones, participaciones o intereses de que sea titular la sociedad, como igualmente de los derechos y obligaciones que deriven de los contratos en que sea parte la sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las participaciones sociales que hubieren adquirido.

CAPÍTULO SEGUNDO

CAPITAL SOCIAL

ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: La sociedad tendrá un capital social de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100) M.N., representado por 35'653,073 (treinta y cinco millones seiscientos cincuenta y tres mil setenta y tres) acciones Serie "O", ordinarias, nominativas, con valor nominal de $12.00 (doce pesos 00/100) M.N. cada una, conforme lo resuelva la asamblea de accionistas, cuando menos el 51% (cincuenta y uno por ciento) serán clase I y hasta el 49% (cuarenta y nueve por ciento) serán clase II.
La sociedad podrá tener capital adicional, el cual estará representado por las acciones Serie "L".

ARTÍCULO OCTAVO.- CAPITAL MÍNIMO: El capital mínimo, cuyo monto se determinará de acuerdo con la Ley de Instituciones de Crédito, deberá estar íntegramente pagado. Cuando el capital social exceda del mínimo, deberá estar pagado por lo menos en un CINCUENTA POR CIENTO, siempre que dicho porcentaje no sea inferior al mínimo establecido.

Lo dispuesto en los párrafos anteriores deberá estar contenido en los certificados provisionales o títulos definitivos representativos de las acciones.

Cuando la sociedad anuncie su capital social, deberá al mismo tiempo anunciar su capital pagado.

ARTÍCULO NOVENO.- ACCIONES: Las acciones representativas del capital social serán nominativas y de igual valor dentro de cada Serie, conferirán a sus tenedores los mismos derechos y deberán pagarse íntegramente en efectivo en el acto de ser suscritas.

El capital social se podrá dividir en las siguientes series de acciones:

(1) la Serie "O", que en todo momento representará el CIEN POR CIENTO (100%) del capital ordinario de la sociedad y que podrá dividirse en dos clases: (i) la clase I, que en todo momento representará no menos del cincuenta y uno por ciento del capital ordinario de la Sociedad; y (ii) la clase II, que no excederá del cuarenta y nueve por ciento del capital social. Ambas clases son de libre suscripción.

(2) la Serie "L", integrado por acciones preferentes, a ser emitidas hasta por un monto equivalente al cuarenta por ciento (40%) del capital pagado de la Institución, previa autorización de la Comisión Nacional Bancaria y de Valores. Estas acciones son de voto limitado y otorgarán derecho de voto únicamente en los asuntos relativos a cambio de objeto, fusión, escisión, transformación, disolución y liquidación, así como a la inscripción y cancelación de su inscripción en cualesquiera bolsa de valores.

Las acciones Serie "L" otorgarán asimismo derecho a recibir un dividendo preferente y acumulativo y serán reembolsadas antes de rembolsar las acciones ordinarias, en caso de liquidación. En ningún caso los dividendos de esta serie podrán ser inferiores a los de las otras series.

ARTÍCULO DÉCIMO.- TÍTULO DE ACCIONES: Las acciones estarán representadas por títulos definitivos y en tanto éstos se expidan, por certificados provisionales. Los títulos o certificados ampararán en forma independiente las acciones de cada una de las series que se pongan en circulación, serán identificados con una numeración progresiva distinta para cada serie, contendrán las menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles así como la de los artículos sexto, décimo primero, en lo conducente décimo segundo, décimo cuarto, décimo quinto, y cuarto y quinto párrafos del artículo décimo noveno, de estos estatutos sociales; y llevarán las firmas de dos consejeros propietarios, las cuales podrán ser autógrafas o facsimilares, en cuyo caso deberán depositarse en el Registro Público del Comercio del domicilio de la sociedad.

ARTÍCULO DÉCIMO PRIMERO.- TITULARIDAD DE ACCIONES: Sujeto a lo establecido en el artículo Noveno anterior, cualquier persona física o moral podrá adquirir, mediante una o varias operaciones simultáneas o sucesivas, el control de acciones de la Serie "O" representativas del capital ordinario de la sociedad, en el entendido que: (i) las personas que adquieran o transmitan acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (ii) las personas que adquieran acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público.

Las acciones de la Serie "L", serán de libre suscripción:

No podrán participar en forma alguna en el capital social de la sociedad personas morales extranjeras que ejerzan funciones de autoridad.

ARTÍCULO DÉCIMO SEGUNDO.- AFECTACIÓN DE ACCIONES EN GARANTÍA:
La sola tenencia o titularidad de acciones de la sociedad implica el pleno consentimiento de los accionistas con que, llegado el caso, sus acciones sean dadas en garantía al Instituto para la Protección al Ahorro Bancario (el "Instituto") en los supuestos y de acuerdo con el procedimiento establecido en los artículos 35 a 41 de la Ley de Protección al Ahorro Bancario, cuyo texto a continuación se reproduce a la letra conforme a lo previsto en el artículo 42 de la misma Ley.

"Artículo 35.- El pago puntual y oportuno de los apoyos financieros que el Instituto otorgue mediante créditos, quedará garantizado con las acciones con derecho a voto pleno representativas del capital social ordinario de la Institución apoyada, las que serán abonadas a la cuenta que el Instituto mantenga con alguna de las instituciones para el depósito de valores autorizados en los términos de la Ley del Mercado de Valores. El traspaso correspondiente será solicitado por el director general de la Institución o quien ejerza sus funciones.
Artículo 36.- En protección de las personas a que se refiere el artículo 1o. de esta Ley y del interés público, en el evento de que el director general, o quien ejerza sus funciones, no otorgue la garantía señalada en el artículo anterior, la institución para el depósito de valores respectiva deberá afectar en garantía dichas acciones en términos de lo dispuesto en el artículo anterior, bastando al efecto la solicitud por escrito por parte del Secretario Ejecutivo.
Artículo 37.- En tanto no se cumplan los compromisos garantizados derivados del apoyo otorgado por el Instituto, el ejercicio de los derechos patrimoniales y corporativos inherentes a las acciones representativas del capital corresponderán al propio Instituto. La garantía en favor del Instituto se considerará de interés público y preferente a cualquier derecho constituido sobre dichos títulos. El producto que se derive del ejercicio de derechos patrimoniales quedará afecto al pago de las cantidades que se adeudaren al Instituto.
Artículo 38.- En caso de que las obligaciones derivadas de los apoyos financieros otorgados por el Instituto no fueren cumplidas, el Instituto podrá adjudicarse la

garantía constituida, considerando como valor de las acciones correspondientes el valor contable de las mismas conforme al estado financiero producido con los datos resultantes de las visitas de inspección de la Comisión. El remanente, si lo hubiera, será entregado a los anteriores accionistas en un plazo no mayor a noventa días hábiles.
Artículo 39.- Las acciones referidas en el artículo que antecede, pasarán de pleno derecho a la titularidad del Instituto. Los anteriores accionistas únicamente podrán impugnar el valor de adjudicación. Para tales propósitos los accionistas designarán a un representante común, quien participará en el procedimiento a través del cual se designará, de común acuerdo con el Instituto, a un tercero que emitirá dictamen con respecto al valor contable de las citadas acciones.
Artículo 40.- Si la Institución requiere ser capitalizada para recuperar su estabilidad, el Instituto, en ejercicio de los derechos corporativos de las acciones conforme al artículo 37 de esta Ley, o una vez adjudicadas éstas, podrá efectuar las aportaciones de capital necesarias de acuerdo a lo siguiente:
I. Deberá realizar los actos tendientes a aplicar las partidas positivas del capital contable de la Institución a la absorción de pérdidas que tenga la misma;
II. Efectuada la aplicación a que se refiere la fracción anterior, procederá a reducir el capital social y a realizar un aumento que suscribirá y pagará el Instituto, y
III. Una vez hechas las aportaciones por parte del Instituto, éste deberá otorgar a los anteriores accionistas el derecho a adquirir acciones conforme a los porcentajes de que eran titulares hasta la fecha en que el propio Instituto haya suscrito y pagado los nuevos títulos, previo pago de la proporción de pérdidas que les corresponda.
Artículo 41.- Para los efectos del artículo anterior, el Instituto publicará el aumento de capital que se realice. Los accionistas a que se refiere la fracción III del artículo anterior, contarán con un plazo de treinta días a partir de la publicación mencionada, para adquirir del Instituto las acciones que correspondan.

ARTÍCULO DÉCIMO TERCERO.- COLOCACIÓN DE ACCIONES EN TESORERÍA:
Las acciones representativas de la parte no suscrita del capital se conservarán en la tesorería de la sociedad, el consejo de administración tendrá la facultad de ponerlas en circulación en las formas, épocas, condiciones y cantidades que juzgue convenientes, contra el pago en efectivo de su valor nominal, y en su caso, de la prima que el propio órgano determine.

ARTÍCULO DÉCIMO CUARTO.- DERECHO DE PREFERENCIA: En caso de aumento de la parte pagada del capital social mediante la suscripción de acciones de tesorería, o de aumento del capital social por emisión de nuevas acciones, los tenedores de las que estén en circulación tendrán preferencia, en proporción a aquellas de cada serie y clase de que sean titulares, para la suscripción de las de nueva colocación que correspondan a dicha serie y/o clase. Este derecho se ejercerá mediante pago en efectivo y de acuerdo con las normas que al efecto establezca el consejo de administración; pero, en todo caso, deberá concederse a los accionistas un plazo no mayor de (15) quince días hábiles bancarios para su pago, contados a partir de la fecha de publicación de los acuerdos relativos en el periódico oficial del domicilio social.

Si después de que se concluya el plazo mencionado o el señalado al efecto por el consejo de administración hubieren quedado acciones pendientes de suscripción y pago en los términos previstos, entonces los accionistas, sujeto a los establecido en el artículo Noveno anterior, que si hubieren ejercido su derecho de preferencia, tendrán un derecho preferente adicional, para suscribir dichas acciones en proporción a su participación en el capital social pagado, aún cuando las acciones que hubieren quedado sin suscribir pertenezcan a una serie distinta a aquellas de las que sean titulares siempre y cuando no se contravenga lo previsto en el artículo décimo primero de estos estatutos sociales. Dicho derecho de preferencia adicional, podrá ser ejercido dentro de un plazo adicional de diez días hábiles bancarios, contados a partir de la fecha en que hubiere concluido el plazo inicialmente fijado para la suscripción y pago de la nueva emisión de acciones, lo que deberá hacerse constar en el aviso que al efecto se publique en los términos del primer párrafo de este artículo. Si concluido dicho plazo adicional, aún quedaren acciones sin suscribir y pagar entonces se aplicará lo dispuesto en el artículo décimo tercero de estos estatutos sociales.

ARTÍCULO DÉCIMO QUINTO.- DEPÓSITO Y REGISTRO DE ACCIONES.: Los certificados provisionales y los títulos de las acciones se mantendrán en depósito en alguna de las instituciones para el depósito de valores, la cual en ningún caso estará obligada a entregarlas a los titulares.

La sociedad llevará un libro de registro de acciones en el que se harán los asientos a que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles y considerará como dueños de las acciones a quienes aparezcan inscritos como tales en el mismo.

De acuerdo con lo dispuesto en el artículo setenta y ocho, fracción primera, en relación con el cincuenta y siete fracción cuarta inciso b) de la Ley del Mercado de Valores, el libro de registro de acciones a que se refiere el párrafo anterior, podrá ser llevado a solicitud del propio banco por una institución para el depósito de valores de las previstas en dicho ordenamiento en base a los asientos que ésta realice complementados con los listados que al mismo precepto se refiere.

ARTICULO DÉCIMO SEXTO.- ENAJENACION DE ACCIONES: La propiedad y transferencia de las acciones representativas del capital social se regirán por las siguientes reglas:
A.- La propiedad de las acciones se transferirá mediante el endoso del titulo o certificado respectivo o por cualquier otro medio legal, sujeto a la previa aprobación del consejo de administración, y siempre y cuando se agote el procedimiento establecido en los incisos C a F de este artículo. La suscripción, adquisición y transferencia de las acciones serán reconocidas por la sociedad únicamente cuando hayan sido inscritas en el registro de acciones que llevara el secretario del consejo de administración. Los títulos o certificados de acciones que hubieran sido transferidas en los términos señalados, se entregaran a la sociedad para su cancelación y para la expedición de nuevos títulos o certificados a favor del cesionario.
B.- Las acciones de la clase I y II que sean propiedad de inversionistas extranjeros, también deberán quedar inscritas en el registro a que se refieren los artículos 31 (treinta y uno) y 32 (treinta y dos) de la Ley de Inversión Extranjera, dentro del plazo indicado por dicha ley.
C.- Los accionistas de la sociedad gozarán del derecho de preferencia en proporción al número de acciones de que sean tenedores, para adquirir las acciones que algún otro accionista desee vender o transferir a terceros por cualquier razón. Los accionistas que sean inversionistas extranjeros conforme a la Ley de Inversión Extranjera podrán ejercitar su derecho de preferencia directamente, si llegan a obtener las autorizaciones correspondientes, o designando a uno o varios compradores que califiquen como inversionistas mexicanos conforme a la ley. Al efecto, cualquier accionista que desea vender o en cualquier otra forma transmitir acciones de su propiedad, deberá notificarlo por escrito al presidente del consejo de administración, con copia al secretario, acompañando la oferta que se hubiera recibido y/o la documentación completa que establezca todos los demás términos y condiciones aplicables a la operación. El presidente del consejo, o en su defecto el secretario, convocara a una sesión del consejo de administración, que deberá celebrarse dentro de los 8 (ocho) días hábiles siguientes al recibo de la notificación mencionada y de la documentación completa, a fin de analizar, y en su caso, aprobar la operación propuesta o, en caso contrario, designar comprador calificado; la operación que se hubiere aprobado podrá llevarse a cabo solamente después de que los demás accionistas no hubieren ejercitado su derecho de preferencia conforme a los siguientes incisos de los siguientes artículos.
D.- Los demás accionistas tendrán el derecho de preferencia para adquirir tales acciones durante un plazo de 15 (quince) días naturales siguientes al recibo de la notificación que al efecto haga el secretario del consejo de administración a cada uno de ellos en forma fehaciente, en el precio y en los términos consignados en la propia notificación. Dicho derecho de preferencia deberá ser ejercitado mediante notificación por escrito del accionista de que se trate al secretario del consejo, también en forma fehaciente.
E.- En el caso de que uno o varios accionistas no ejerciten su derecho de preferencia dentro del término de 15 (quince) días señalados, su parte incrementara el derecho de los demás accionistas que si lo hubieran ejercitado. El secretario del consejo notificara a estos, quienes tendrán un plazo adicional de 5 (cinco) días a partir de la nueva notificación para adquirir tales acciones. La o las operaciones de ventas y transmisión de las acciones con los accionistas que hubieren ejercitado el derecho de preferencia, se deberán otorgar precisamente dentro de los 15 (quince) días siguientes a la determinación y nueva notificación del secretario del numero total de acciones que corresponde adquirir a cada accionista; de lo contrario y siempre que no se trate de causas imputables al accionista vendedor, el accionista comprador perderá su derecho.
F.- En caso de que no se hubiere ejercitado el derecho de preferencia en los términos mencionados o solo se hubiere ejercitado parcialmente, el accionista vendedor podrá vender o transmitir sus acciones al tercero aprobado por el consejo dentro de los 15 (quince) días posteriores al vencimiento del primer plazo, si ninguno ejercitó su derecho, o del segundo plazo si hubo alguien que si lo ejercitara; en el entendido de que la venta o transmisión deberá hacerse precisamente en el mismo precio especificado en la oferta original y en los mismos términos y condiciones. En caso de que la venta o transmisión al tercero oferente no se lleve acabo dentro del plazo de 15 (quince) días antes mencionado, cualquier venta o transmisión posterior se sujetara a las disposiciones de este artículo.

G.- El consejo podrá dispensar el procedimiento a que se refiere este artículo cuando se trate de transmisión por causa de muerte a herederos legítimos o testamentarios o cuando todos los accionistas estuvieren de acuerdo, lo que se hará constar en la resolución del consejo correspondiente.
H.- Las transferencias de acciones que se efectúen sin seguir el procedimiento señalado en este artículo, no producirán efecto alguno respecto de la sociedad y no deberán ser inscritos en el libro de registro de accionistas de la misma.
I.- Todas las transferencias de acciones se consideraran incondicionales y sin reserva respecto a la sociedad. Por lo tanto, la persona que adquiera una o mas acciones asumirá todo los derechos y obligaciones del cedente en relación con la sociedad. La posesión de una o más acciones significa la aceptación por parte del titular de las disposiciones de estos estatutos sociales, de las reformas o modificaciones que se le hicieran y de las resoluciones tomadas en asamblea de accionistas y sesiones del consejo de administración, dentro de la esfera de sus facultades respectivas.
Todos los actos relacionados con la enajenación de acciones a que hace referencia este artículo, requerirán de la autorización previa de la Secretaría de Hacienda y Crédito Público o bien del aviso a que se refiere el artículo 14 de la Ley de Instituciones de Crédito según corresponda.

CAPÍTULO TERCERO

ASAMBLEAS DE ACCIONISTAS

ARTÍCULO DÉCIMO SEPTIMO.- ASAMBLEAS GENERALES: La asamblea general ordinaria se reunirá cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre del ejercicio social, y en los demás casos en que sea convocada por el consejo de administración para tratar asuntos previstos en el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles y cualquier otro que no sea materia de asamblea general extraordinaria.

La asamblea general extraordinaria se reunirá cuando deba tratarse alguno de los asuntos previstos en el artículo ciento ochenta y dos de la Ley General Sociedades Mercantiles.

Las asambleas también se reunirán en los demás casos previstos por la Ley General de Sociedades Mercantiles o por la Ley de Instituciones de Crédito.

Quedan a salvo, sin embargo los casos de asambleas que deban celebrarse en los eventos previstos en los artículos ciento sesenta y seis fracción sexta, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO OCTAVO.- ASAMBLEAS ESPECIALES: Las asambleas especiales se reunirán para deliberar sobre asuntos que afecten exclusivamente a los accionistas de alguna de las series de acciones y también en los casos previstos en el artículo decimosegundo, segundo párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO DÉCIMO NOVENO.- CONVOCATORIAS: Las convocatorias para las asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la asamblea. Las convocatorias contendrán, el orden del día en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas, incluso los comprendidos en el rubro de asuntos generales y deberán ser firmadas por las personas o personas que las hagan; en el entendido, de que si las hiciere el consejo de administración las hará con la firma del secretario o pro-secretario, en su caso. Los accionistas que representen por lo menos el 33% (treinta y tres por ciento) del capital social, podrán pedir por escrito, y en cualquier momento, que el consejo de administración o el comisario convoquen a una asamblea general de accionistas para discutir los asuntos que se especifiquen en el orden del día. Todo accionista dueño de una acción, tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles. Conjuntamente con la convocatoria a cualquier asamblea general ordinaria o extraordinaria podrá convocarse a las asambleas especiales a tener verificativo con la anticipación suficiente o simultánea a la asamblea general de que se trate

Desde el momento en que se publiquen las convocatorias para las asambleas, deberán estar a disposición de los accionistas, la información y documentos relacionados con cada uno de los puntos establecidos en el orden del día.

Las asambleas podrán ser celebradas sin previa convocatoria, si en el momento de la votación, la totalidad de las acciones con derecho a voto estuvieron representadas.

Las convocatorias para las asambleas designarán con exactitud el lugar, día y hora en que deben tener lugar las asambleas respectivas; en la inteligencia, que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor.

Si en una asamblea independientemente de que sea ordinaria, extraordinaria o especial, estuvieren reunidos todos los accionistas, que deban asistir a dicha asamblea, podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en el orden del día respectivo.

ARTÍCULO VIGÉSIMO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Para concurrir a las asambleas, los accionistas deberán entregar a la secretaría del consejo de administración, a más tardar DOS días hábiles antes del señalado para la junta, las constancias de depósito que respecto de las acciones y con el fin de que los titulares acrediten su calidad de accionistas, les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo setenta y ocho del citado ordenamiento.

En las constancias a que se hace referencia, se indicará el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Hecha la entrega, el secretario expedirá a los interesados las tarjetas del ingreso correspondiente, en las cuales se indicarán el nombre del accionista y el número de votos a que tiene derecho, así como el nombre del depositario.

Los accionistas podrán hacerse representar en las asambleas por apoderado constituido mediante poder otorgado en formularios elaborados por la propia sociedad en los términos y con los requisitos que se establecen en las fracciones primera, segunda y tercera del artículo dieciséis de la Ley de Instituciones de Crédito. Dicho poder también será entregado a la secretaría del consejo de administración conforme a las reglas arriba previstas.

La institución deberá tener a disposición de los representantes de los accionistas los formularios de los poderes durante el plazo a que se refiere el artículo ciento setenta y tres de la Ley General de Sociedades Mercantiles, con el fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

En ningún caso podrán ser mandatarios, para estos efectos, los administradores ni los comisarios de la sociedad.

ARTÍCULO VIGÉSIMO PRIMERO.- INSTALACIÓN: Para que una asamblea ordinaria o especial de accionistas se considere legalmente reunida en virtud de primera o ulterior convocatorias, deberá estar representada en ella por lo menos el 51% (cincuenta y uno por ciento) de las acciones representativas del capital social con derecho a voto y sus resoluciones serán validas cuando se tomen por mayoría de votos de las acciones representadas en ella.

Para que una asamblea extraordinaria de accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado, por lo menos el 75% (setenta y cinco por ciento) del capital social, y sus resoluciones serán validas cuando se tomen por el voto favorable de accionistas que representen, cuando menos el 51% (cincuenta y uno por ciento) del capital pagado. En caso de segunda o ulterior convocatoria, las asambleas generales extraordinarias de accionistas podrán celebrarse si en ellas está representado, cuando menos, el 50% (cincuenta por ciento) del capital y sus resoluciones serán validas siempre que sean tomadas por el voto favorable del número de accionistas que representen, por lo menos, el 50% (cincuenta por ciento) del capital social.

Si por cualquier motivo, no pudiere instalarse legalmente una asamblea, este hecho y sus causas se harán constar en el libro de actas, con observancia, en lo que proceda, de lo dispuesto en el artículo vigésimo tercero de estos estatutos sociales.

Asimismo, podrán adoptarse resoluciones fuera de asamblea por unanimidad de los accionistas que representen la totalidad de las acciones con derecho a voto del capital ordinario, o de la categoría especial de acciones de que se trate, y dichas resoluciones tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en asamblea general o especial, respectivamente, siempre que se

confirmen por escrito. El documento en el que conste la confirmación escrita deberá ser enviado al secretario de la sociedad, quien transcribirá las resoluciones respectivas en el libro de actas correspondiente, y certificará que dichas resoluciones fueron adoptadas de conformidad con esta estipulación.

ARTÍCULO VIGÉSIMO SEGUNDO.- DESARROLLO: Presidirá las asambleas el presidente del consejo de administración. Si, por cualquier motivo, aquel no asistiere al acto, o si se tratare de una asamblea especial, la presidencia corresponderá al accionista o al representante de accionistas que designen los concurrentes.

Actuará como secretario quien lo sea del consejo de administración, en su ausencia, el pro-secretario o la persona que designe el presidente de la asamblea. Tratándose de asamblea especial, fungirá como secretario la persona que designen los accionistas o sus representantes de la serie de acciones de que se trate.

El presidente nombrará escrutadores a DOS de los accionistas o representantes de accionistas presentes, quienes validarán la lista de asistencia, con indicación del número de acciones representadas por cada asistente; se cerciorarán de la observancia de lo dispuesto en el artículo dieciséis de la Ley de Instituciones de Crédito y rendirán su informe a la asamblea, lo que se hará constar en el acta respectiva.

No se discutirá ni resolverá cuestión alguna que no esté prevista en el orden del día, salvo por lo previsto por el último párrafo del articulo décimo noveno de estos estatutos.

Independientemente de la posibilidad de aplazamiento a que se refiere el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles, si no pudieren tratarse en la fecha señalada todos los puntos comprendidos en el orden del día, la asamblea podrá continuar su celebración mediante sesiones subsecuentes que tendrán lugar en las fechas que la misma determine, sin necesidad de nueva convocatoria; pero, entre cada DOS de las sesiones de que se trate, no podrán mediar más de TRES días hábiles.

Estas sesiones subsecuentes se celebrarán con el quórum exigido por estos estatutos para segunda convocatoria.

ARTÍCULO VIGÉSIMO TERCERO.- VOTACIONES Y RESOLUCIONES: En las asambleas, cada acción en circulación dará derecho a UN VOTO, salvo las acciones de la Serie "L" que, en su momento, se emitan, mismas que tendrán las restricciones previstas en el artículo noveno de estos estatutos sociales.

Las votaciones serán económicas, salvo que la mayoría de los presentes acuerde que sean nominales o por cédula.

Los miembros del consejo de administración no podrán votar para aprobar sus cuentas, informes o dictámenes, o respecto de cualquier asunto que afecte su responsabilidad o interés personal.

Para la validez de cualquier resolución que implique la fusión de la sociedad con otra u otras instituciones, la escisión de la sociedad o la reforma de los estatutos sociales, se requerirá la aprobación de la Secretaría de Hacienda y Crédito Público. Para estos efectos, tanto la escritura constitutiva como las modificaciones estatutarias se inscribirán en el Registro Público del Comercio, con inclusión de la respectiva autorización, de acuerdo con lo dispuesto en los artículos noveno, último párrafo, vigésimo séptimo, primer párrafo y vigésimo séptimo bis primer párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO CUARTO.- ACTAS: Las actas de las asambleas se consignarán en un libro especial y serán firmadas por quien presida la asamblea, por el secretario y por el comisario o comisarios que concurran.

A un duplicado del acta, certificado por el secretario, se agregará la lista de los asistentes, con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiere publicado la convocatoria y los informes, dictámenes y demás documentos que se hubieren presentado en el acto de celebración de la asamblea o previamente a ella.

CAPÍTULO CUARTO

ADMINISTRACIÓN

ARTÍCULO VIGÉSIMO QUINTO.- ÓRGANOS DE ADMINISTRACIÓN: La dirección y administración de la sociedad serán conferidas a un consejo de administración y a un director general, en sus respectivas esferas de competencia.

Las designaciones de consejeros, director general y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a éste se ajustarán a lo dispuesto en los artículos vigésimo tercero y vigésimo cuarto de la Ley de Instituciones de Crédito, respectivamente.

La sociedad verificará que las personas designadas como consejeros, director general y los funcionarios con las dos jerarquías inmediatas inferiores a la de este último cumplan con lo dispuesto en los citados artículos.

ARTÍCULO VIGÉSIMO SEXTO.- DESIGNACIÓN Y DURACIÓN: La administración y representación de la sociedad estará a cargo de un consejo de administración integrado por cuando menos 8 (ocho) consejeros que señale la asamblea de accionistas. Los accionistas de la clase I designarán por lo menos 5 (cinco) consejeros propietarios y en su caso, sus respectivos suplentes; y los accionistas de la clase II designarán por su parte, a 1 (un) consejero propietario y en su caso, su respectivo suplente, por cada 10% (diez por ciento) del capital pagado ordinario de la sociedad de la que sean propietarios, en el entendido que por lo menos el 25% del total de los miembros del consejo de administración deberán ser consejeros independientes, cuyos nombramientos deberán ajustarse a lo establecido por el artículo vigésimo segundo de la Ley de Instituciones de Crédito.

Los miembros del consejo de administración podrán o no ser accionistas, deberán contar con calidad técnica, elegibilidad crediticia y honorabilidad, así como amplios conocimientos y experiencia en materia financiera, legal o administrativa, desempeñarán sus cargos por el término de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya su periodo de gestión hasta que los designados para sustituirlos tomen posición de sus cargos y recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.

Los accionistas que representen cuando menos un 10% (diez por ciento) del capital pagado ordinario de la sociedad, tendrán derecho a designar un consejero.

Solo podrá revocarse el nombramiento de los consejeros de minoría cuando se revoque el de todos los demás.

La mayoría de los consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional.

ARTÍCULO VIGÉSIMO SEPTIMO.- SUPLENCIAS: La vacante temporal de un consejero propietario será cubierta por su respectivo suplente que remplazará a los titulares en caso de imposibilidad o impedimento de estos para asistir, situación que no será necesario acreditar.

Tratándose de la vacante definitiva de un consejero propietario, deberá convocarse a la asamblea general ordinaria, con el fin de que se haga la nueva designación. En tanto, será sustituido por su respectivo suplente.

ARTÍCULO VIGÉSIMO OCTAVO.- PRESIDENCIA Y SECRETARÍA: El consejo de administración, en su primera sesión inmediatamente después de la asamblea de accionistas que lo hubiere designado, nombrará de entre los consejeros designados por la clase I al presidente y a las personas que ocupen los demás cargos en el consejo, siempre y cuando la asamblea no los hubiese elegido. El presidente tendrá voto de calidad en caso de empate.

El presidente presidirá las asambleas generales de accionistas y las sesiones del consejo de administración, cumpliendo los acuerdos de las mismas, sin necesidad de resolución especial alguna.

El consejo de administración nombrará a un secretario, el cual podrá no ser consejero, así como a un pro-secretario que auxilie a éste y le supla en sus ausencias.

ARTÍCULO VIGÉSIMO NOVENO.- REUNIONES: El consejo de administración deberá reunirse por lo menos trimestralmente y en forma extraordinaria, cuando sea convocado por el Presidente del consejo de administración, al menos el 25% de los consejeros, o cualquiera de los comisarios de la sociedad.

Las sesiones del consejo de administración serán celebradas en el domicilio social de la sociedad, pero podrán celebrarse en cualquier otro lugar dentro del territorio nacional, que estimaré oportuno dicho consejo.

Las convocatorias a las sesiones del consejo de administración serán realizadas por el secretario o pro-secretario del consejo de administración en la forma y términos en que lo determine el propio consejo, de no determinarse dicha forma, las convocatorias deberán realizarse por escrito y remitirse a los consejeros por correo o por telefax, con una anticipación mínima de 5 (cinco) días naturales a la fecha en que deba celebrarse la sesión a los domicilios registrados en la sociedad. A los consejeros que radiquen fuera del domicilio social, deberá enviárseles la convocatoria por telegrama, telefax o correo aéreo certificado, depositado por lo menos con 5 (cinco) días de anticipación a la fecha de la sesión. La convocatoria deberá ser firmada por el presidente o el secretario o el pro-secretario del consejo de administración.

Sin perjuicio de lo anterior, el presidente del consejo de administración, al menos el 25% de los consejeros o cualquiera de los comisarios podrá convocar a una sesión del consejo en los términos antes señalados.

Para que las sesiones del consejo de administración sean válidas se requerirá la asistencia de por lo menos el 51% de los consejeros, incluyendo la mayoría de los consejeros designados por la clase I, de los cuales uno por lo menos deberá ser consejero independiente y sus resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes siempre que dicha mayoría incluya el voto de por lo menos un consejero designado por la clase I.

Las resoluciones tomadas fuera de sesión del consejo, por la unanimidad de sus miembros tendrán, la misma validez que si hubieren sido adoptadas en sesión de consejo, siempre que se confirmen por escrito.

Las actas de las sesiones del consejo de administración deberán ser firmadas por quien presida, por el secretario y por los comisarios que concurrieren, y se consignarán en libros especiales, de los cuales el secretario o el pro-secretario del consejo de administración podrán expedir copias certificadas, certificaciones o extractos.

ARTÍCULO TRIGÉSIMO.- FACULTADES: El consejo de administración tendrá las facultades que a los órganos de su clase atribuyen las leyes y estos estatutos sociales, por lo que, de manera enunciativa y no limitativa, podrá:

I. Representar a la sociedad ante las autoridades administrativas y judiciales, sean éstas municipales, estatales o federales, así como ante las autoridades del trabajo o ante árbitros o arbitradores, con poder general para pleitos y cobranzas, con el que se entiende conferidas las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, quinta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, por lo que, de manera enunciativa y lo limitativa, podrá:

   A. Promover juicios de amparo y desistir de ellos;

   B. Presentar y ratificar denuncias y querellas penales, satisfacer los requisitos de éstas últimas; y desistirse de ellas;

   C. Constituirse en coadyuvante del Ministerio Público, federal o local;

   D. Otorgar perdón en los procedimientos penales;

   E. Articular o absolver posiciones en cualquier género de juicios, incluidos los laborales, en el entendido, sin embargo, de que la facultad de absolverlas sólo podrá ser ejercida por medio de personas físicas que al efecto designe el consejo de administración, en los términos de la fracción octava de este artículo, por lo que quedan absolutamente excluidos de goce de la misma cualesquiera otros funcionarios y apoderados de la sociedad; y

   F. Comparecer ante todo tipo de autoridades en materia laboral, sean administrativas o jurisdiccionales, locales o federales, actuar dentro de los procedimientos procesales o para procesales correspondientes, desde la etapa de conciliación y hasta la de ejecución laboral; y celebrar todo

tipo de convenios, en los términos de los artículos once, setecientos ochenta y siete y ochocientos setenta y seis de la Ley Federal del Trabajo;

II. Administrar los negocios y bienes sociales con el poder general más amplio de administración, en los términos del artículo dos mil quinientos cincuenta y cuatro, párrafo segundo, del mencionado Código Civil;

III. Emitir, suscribir, otorgar, aceptar, avalar o endosar títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito;

IV. Ejercer actos de disposición y dominio respecto de los bienes de la sociedad, o de sus derechos reales o personales, en los términos del párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del citado Código Civil y con las facultades especiales señaladas en las fracciones primera, segunda y quinta del artículo dos mil quinientos ochenta y siete del referido ordenamiento legal;

V. En los términos del artículo ciento cuarenta y cinco de la Ley General de Sociedades Mercantiles, designar y remover al director general y a los principales funcionarios, con observancia de lo dispuesto en el artículo veinticuatro de la Ley de Instituciones de Crédito; a los delegados fiduciarios; al auditor externo de la sociedad; y al secretario y pro-secretario del propio consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones;

VI. Otorgar los poderes que crea convenientes a los funcionarios indicados en la fracción anterior, o a cualesquiera otras personas, y revocar los otorgados; y, con observancia de lo dispuesto en las leyes aplicables, delegar sus facultades en el director general, o algunas de ellas en uno o varios de los consejeros, o en los apoderados que designe al efecto, para que las ejerzan en el negocio o negocios y en los términos y condiciones que el consejo de administración señale;

VII. Delegar, a favor de la persona o personas que estime convenientes, la representación legal de la sociedad, otorgarles el uso de la firma social y conferirles poder general para pleitos y cobranzas, con las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, para que de manera enunciativa y no limitativa puedan:

   a) Ostentarse como representantes legales de la sociedad en cualquier procedimiento o proceso, administrativo, laboral, judicial o cuasijudicial y, con ese carácter hacer todo género de instancias y, señaladamente: articular y absolver posiciones en nombre de la sociedad, concurrir, en el periodo conciliatorio, ante las Juntas de Conciliación y Arbitraje; intervenir en las diligencias respectivas; y celebrar toda clase de convenios con los trabajadores;

   b) Realizar todos los otros actos jurídicos a que se refiere la fracción primera de este artículo;

   c) Sustituir los poderes y facultades de que se trata, sin merma de los suyos y otorgar y revocar mandatos; y

VIII. Establecer los comités que se requieran conforme a las disposiciones legales aplicables así como los que considere convenientes para la administración de la sociedad con excepción del comité de auditoría.

IX. En general, llevar al cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines de la sociedad, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Las referencias de este artículo a los preceptos del Código Civil para el Distrito Federal, se entienden hechas a los correlativos de los Códigos Civiles de las entidades en las que el mandato se ejerza.

ARTÍCULO TRIGÉSIMO PRIMERO.- REMUNERACIÓN: Los miembros del consejo de administración percibirán, por concepto de emolumentos, la cantidad que determine la

asamblea general ordinaria. Las decisiones relativas permanecerán en vigor mientras no sean modificadas por la propia asamblea general ordinaria.

ARTÍCULO TRIGÉSIMO SEGUNDO.- DISTRIBUCIÓN DE EMOLUMENTOS: Los emolumentos de que se trata en los artículos trigésimo y trigésimo primero de estos estatutos sociales, se cargarán a los resultados del ejercicio y se distribuirán, respectivamente, entre los miembros de los órganos a que el precepto primeramente citado se refiere y entre los propietarios y suplentes del consejo de administración, en proporción al número de las sesiones a que hubiere asistido.

ARTÍCULO TRIGÉSIMO TERCERO.- COMITÉ DE AUDITORIA: La sociedad contará con un comité de auditoría con carácter consultivo en los términos establecidos por el artículo vigésimo primero de la Ley de Instituciones de Crédito. Los miembros del comité de auditoria serán nombrados mediante asamblea general ordinaria de accionistas.

CAPÍTULO QUINTO

VIGILANCIA

ARTÍCULO TRIGÉSIMO CUARTO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada por lo menos a un comisario designado por los accionistas de la Serie "O" y, en su caso, un comisario nombrado por los de la Serie "L", así como sus respectivos suplentes. El nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles más las que establezcan otros ordenamientos legales.

ARTÍCULO TRIGÉSIMO QUINTO.- PROHIBICIONES: No podrán ser comisarios las personas mencionadas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, así como las inhabilitadas por la Comisión Nacional Bancaria y de Valores de conformidad con lo dispuesto por el artículo veinticinco de la Ley de Instituciones de Crédito.

ARTÍCULO TRIGÉSIMO SEXTO.- DURACIÓN: Los comisarios durarán en funciones UN año, y continuarán en el desempeño de su cargo mientras no tomen posesión los designados para sustituirlos.

ARTÍCULO TRIGÉSIMO SÉPTIMO.- REMUNERACIÓN: Los comisarios recibirán la retribución que fije la asamblea general ordinaria de accionistas y deberán asistir, con voz, pero sin voto, a las asambleas de accionistas, a las sesiones del consejo de administración, y a las juntas de los comités que aquel determine.

CAPÍTULO SEXTO

GARANTÍAS, EJERCICIOS SOCIALES, INFORMACIÓN FINANCIERA PÉRDIDAS Y GANANCIAS

ARTÍCULO TRIGÉSIMO OCTAVO.- GARANTÍAS: Los miembros del consejo de administración y los comisarios no estarán obligados a otorgar garantía alguna de su gestión a menos que lo establezca la asamblea general ordinaria de accionistas.

ARTÍCULO TRIGÉSIMO NOVENO.- EJERCICIO SOCIAL: El ejercicio social comenzará el primero de enero y terminará el treinta y uno de diciembre de cada año, salvo por el primer ejercicio social que iniciará en la fecha de su constitución y concluirá el treinta y uno de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO.- INFORMACIÓN FINANCIERA: Anualmente, el consejo de administración y los comisarios presentarán a la asamblea general ordinaria el informe y el dictamen a que se refieren los artículos ciento sesenta y seis, fracción cuarta y ciento setenta y dos de la Ley General de Sociedades Mercantiles.

Los estados financieros anuales dictaminados de la sociedad deberán ser publicados conforme a lo establecido en el artículo ciento uno de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGESIMO PRIMERO.- UTILIDADES: En cuanto a las utilidades que se obtengan, se observarán las siguientes reglas:

I. Se crearán las provisiones necesarias para el pago de la participación de los trabajadores en las utilidades.

II. Se constituirán e incrementarán las reservas del capital previstas en la Ley de Instituciones de Crédito y en disposiciones administrativas expedidas con base en la misma; y

III. En su caso y con observancia de las normas legales y administrativas aplicables, se decretará el pago de los dividendos que la asamblea ordinaria determine, y el resto de las utilidades del ejercicio, así como los remanentes de los ejercicios anteriores quedarán a disposición de la propia asamblea general ordinaria, a menos que ésta decida otra cosa, en el entendido que no podrán repartirse dividendos durante los primeros tres ejercicios.

CAPÍTULO SÉPTIMO

DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- DISOLUCIÓN: La sociedad se disolverá en el supuesto de que se le revoque la autorización para organizarse y operar como institución de banca múltiple.

La disolución de la sociedad así como los respectivos acuerdos que al efecto tome la asamblea extraordinaria surtirán efectos a partir de la fecha en que la Secretaria de Hacienda y Crédito Publico expida la revocación de la autorización correspondiente, y los citados acuerdos se inscriban en el Registro Público de Comercio del domicilio social de la sociedad.

ARTÍCULO CUADRAGÉSIMO TERCERO.- LIQUIDADOR: El cargo de liquidador deberá recaer en el Instituto para la Protección al Ahorro Bancario. Sin embargo, mientras el nombramiento del liquidador no haya sido inscrito en el Registro Público de Comercio y mientras aquél no haya entrado en funciones, el consejo de administración y el director general continuarán desempeñando su cargo, pero no podrán celebrar nuevas operaciones.

ARTÍCULO CUADRAGÉSIMO CUARTO.- LIQUIDACIÓN: La liquidación se practicará de conformidad con lo establecido en el artículo veintinueve de la Ley de Instituciones de Crédito.

Durante el periodo de liquidación, la asamblea se reunirá en los términos que previene el capítulo tercero de estos estatutos sociales, y el liquidador desempeñará, respecto de ella y de la sociedad misma, las funciones que en la vida normal de la última corresponden al consejo de administración.

ARTÍCULO CUADRAGÉSIMO QUINTO.- DECLARACION DE CONCURSO: La Comisión Nacional Bancaria y de Valores y el Instituto para la Protección al Ahorro Bancario, podrán solicitar la declaración de concurso mercantil de la sociedad en los términos de la Ley de Concursos Mercantiles.

En los casos a que se refiere el párrafo anterior, el cargo de Síndico deberá recaer en Instituto para la Protección al Ahorro Bancario.

CAPÍTULO OCTAVO

NORMATIVIDAD SUPLETORIA, SOLUCIÓN DE CONFLICTOS Y MEDIDAS CORRECTIVAS

ARTÍCULO CUADRAGÉSIMO SEXTO.- NORMAS SUPLETORIAS: Para todo lo no previsto en estos estatutos sociales se estará a las disposiciones contenidas en la Ley de Instituciones de Crédito, en la Ley Orgánica del Banco de México, la Legislación Mercantil; a los usos y prácticas bancarias y mercantiles; y a las normas del Código Civil para el Distrito Federal.

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento de estos estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro.

ARTÍCULO CUADRAGÉSIMO OCTAVO.- MEDIDAS CORRECTIVAS.- De conformidad con lo dispuesto por los Artículos 134 Bis y 134 Bis 1 de la Ley de Instituciones de Crédito, la sociedad estará obligada a implementar las medidas correctivas mínimas y las medidas correctivas especiales adicionales que dicte la Comisión Nacional Bancaria y

de Valores mediante disposiciones de carácter general de acuerdo con la categoría en que hubiese sido clasificada la sociedad, tomando como base el índice de capitalización requerido conforme a las disposiciones aplicables a los requerimientos de capitalización, emitidas por la Secretaría de Hacienda y Crédito Público en términos del artículo 50 de la Ley de referencia.

Para los efectos señalados en el párrafo anterior, se estará a lo siguiente:

I. En el supuesto de que la sociedad no cumpla con los requerimientos de capitalización previstos en el artículo 50 de la Ley de Instituciones de Crédito y demás disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

En caso de que la sociedad llegara a formar parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) En un plazo no mayor a 20 días, presentar a la Comisión Nacional Bancaria y de Valores, para su aprobación, un plan de restauración de capital que tenga como resultado un incremento en su índice de capitalización, el cual podrá contemplar un programa de mejora en eficiencia operativa, racionalización de gastos e incremento en la rentabilidad, la realización de aportaciones al capital social y límites a las operaciones que la sociedad pueda realizar en cumplimiento de su objeto social, o a los riesgos derivados de dichas operaciones. El plan de restauración de capital deberá ser aprobado por el consejo de administración de la sociedad antes de ser presentado a la propia Comisión.

La sociedad deberá determinar en el plan de restauración de capital que, conforme a lo establecido en el párrafo anterior deba presentar, metas periódicas, así como el plazo en el cual el capital de la sociedad obtendrá el nivel de capitalización requerido conforme a las disposiciones aplicables.

En caso de que a la sociedad le resulte aplicable lo previsto en este inciso, deberá cumplir con el plan de restauración de capital dentro del plazo que establezca la Comisión Nacional Bancaria y de Valores, el cual en ningún caso podrá exceder de 270 días naturales contados a partir del día siguiente al que se notifique a la sociedad, la aprobación respectiva. Para la determinación del plazo para el cumplimiento del plan de restauración, la Comisión deberá tomar en consideración la categoría en que se encuentre ubicada la sociedad, su situación financiera, así como las condiciones que en general prevalezcan en los mercados financieros. La Comisión Nacional Bancaria y de Valores, por acuerdo de su Junta de Gobierno, podrá prorrogar por única vez este plazo por un periodo que no excederá de 90 días naturales.

La Comisión Nacional Bancaria y de Valores dará seguimiento y verificará el cumplimiento del plan de restauración de capital, sin perjuicio de la procedencia de otras medidas correctivas dependiendo de la categoría en que se encuentre clasificada la sociedad;

c) Suspender el pago a los accionistas de dividendos provenientes de la sociedad, así como cualquier mecanismo o acto que implique una transferencia de beneficios patrimoniales. En caso de que la sociedad pertenezca a un grupo financiero, la medida prevista en este inciso será aplicable a la sociedad controladora del grupo al que pertenezca, así como a las entidades financieras o sociedades que formen parte de dicho grupo.

Lo dispuesto en el párrafo anterior no será aplicable tratándose del pago de dividendos que efectúen las entidades financieras o sociedades integrantes del grupo distintas a la sociedad, cuando el referido pago se aplique a la capitalización de la sociedad;

d) Suspender los programas de recompra de acciones representativas del capital social de la sociedad y, en caso de pertenecer a un grupo financiero, también los de la sociedad controladora de dicho grupo;

e) Diferir el pago de intereses y, a juicio de la Comisión Nacional Bancaria y de Valores, diferir el pago de principal o convertir anticipadamente en acciones las obligaciones subordinadas que se encuentren en circulación, hasta por la cantidad que sea necesaria para cubrir el faltante de capital. Esta medida correctiva será aplicable a aquellas obligaciones subordinadas que, en términos de lo previsto en las disposiciones a que se refiere el primer párrafo del artículo 50 de la Ley de Instituciones de Crédito, computen como parte del capital neto de las instituciones de banca múltiple.

En caso de que la sociedad emita obligaciones subordinadas de las referidas en el párrafo inmediato anterior, deberán incluir en los títulos de crédito correspondientes, en el acta de emisión, en el prospecto informativo, así como en cualquier otro instrumento que documente la emisión, la posibilidad de que sea procedente la implementación de esta medida cuando se actualicen las causales correspondientes conforme a las reglas a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito, sin que sea causal de incumplimiento por parte de la sociedad;

f) Suspender el pago de las compensaciones y bonos extraordinarios adicionales al salario del director general y de los funcionarios de los dos niveles jerárquicos inferiores a éste, así como no otorgar nuevas compensaciones en el futuro para el director general y funcionarios, hasta en tanto la sociedad cumpla con los niveles de capitalización requeridos por la Secretaría de Hacienda y Crédito Público en términos de las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito. Esta previsión deberá contenerse en los contratos y demás documentación que regulen las condiciones de trabajo.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los funcionarios de la sociedad.

La medida prevista en este inciso es sin perjuicio de los derechos laborales adquiridos a favor de las personas que conforme a la misma puedan resultar afectadas;

g) Abstenerse de convenir incrementos en los montos vigentes en los créditos otorgados a las personas consideradas como relacionadas en términos del artículo 73 de la Ley de Instituciones de Crédito, y

h) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito;

II. En el supuesto de que la sociedad cumpla con el índice mínimo de capitalización requerido de acuerdo con el artículo 50 de la Ley de Instituciones de Crédito y las disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

En caso de que la sociedad forme parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) Abstenerse de celebrar operaciones cuya realización genere que su índice de capitalización se ubique por debajo del requerido conforme a las disposiciones aplicables, y

c) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito

III. Independientemente del índice de capitalización de la sociedad, la Comisión Nacional Bancaria y de Valores podrá ordenar la aplicación de las siguientes medidas correctivas especiales adicionales:

a) Contratar los servicios de auditores externos u otros terceros especializados para la realización de auditorías especiales sobre cuestiones específicas;

b) Abstenerse de convenir incrementos en los salarios y prestaciones de los funcionarios y empleados en general, exceptuando las revisiones salariales convenidas y respetando en todo momento los derechos laborales adquiridos.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los empleados o funcionarios de la sociedad;

c) Sustituir funcionarios, consejeros, comisarios o auditores externos, nombrando la propia sociedad a las personas que ocuparán los cargos respectivos. Lo anterior es sin perjuicio de las facultades de la Comisión Nacional Bancaria y de Valores previstas en el artículo 25 de la Ley de Instituciones de Crédito para determinar la remoción o suspensión de los miembros del consejo de administración, directores generales, comisarios, directores y gerentes, delegados fiduciarios y demás funcionarios que puedan obligar con su firma a la sociedad, o

d) Las demás que determine la Comisión Nacional Bancaria y de Valores, con base en el resultado de sus funciones de inspección y vigilancia, así como en las sanas prácticas bancarias y financieras.

Adicionalmente a las medidas antes señaladas, la sociedad deberá llevar a cabo las acciones concretas que la Comisión Nacional Bancaria y de Valores defina para que no se deteriore su índice de capitalización;

Asimismo, para la aplicación de las medidas a que se refiere esta fracción, la Comisión Nacional Bancaria y de Valores podrá considerar, entre otros elementos, la categoría en que la sociedad haya sido clasificada, su situación financiera integral, el cumplimiento al marco regulatorio, la tendencia del índice de capitalización de la sociedad y de los principales indicadores que reflejen el grado de estabilidad y solvencia, la calidad de la información contable y financiera, y el cumplimiento en la entrega de dicha información, y

IV. Cuando la sociedad mantenga un índice de capitalización superior en un veinticinco por ciento o más, al requerido de conformidad con las disposiciones aplicables, no se aplicarán las medidas correctivas mínimas ni las medidas correctivas adicionales señaladas en las fracciones I a III del presente artículo.

II.2. Con sujeción a la obtención de las autorizaciones señaladas en le Acuerdo II.1 anterior, y como consecuencia de la conversión a institución de banca múltiple se resuelve que el capital social de la sociedad quede integrado de la siguiente manera:

Accionista	Acciones Serie "O"		
	Clase I	Clase II	Total
Compartamos, A.C.	13,789,231		13,789,231
Accion Gateway Fund, L.L.C.		6,435,539	6,435,539
International Finance Corporation		3,767,549	3,767,549
Alfredo Humberto Harp Calderoni		1,704,439	1,704,439
José Ignacio Avalos Hernández	1,687,297		1,687,297
Juan José Gutiérrez Chapa		1,016,485	1,016,485

Carlos Labarthe Costas	984,837		984,837
Carlos Antonio Danel Cendoya	945,655		945,655
Charbel Christian Francisco Harp Calderoni		860,508	860,508
Luis Fernando Narchi Karam		843,931	843,931
Fausto Enrique Miranda Gutiérrez	716,588		716,588
Alejandro González Zabalegui		675,898	675,898
Juan Carlos Letayf Yapur		495,056	495,056
José Luis Labarthe Hernández	444,571		444,571
Miguel Avalos y de Mendizabal	438,543		438,543
Oscar Iván Mancillas Gabrielli	206,462		206,462
Juan Carlos Domenzain Arizmendi		204,955	204,955
Federico Hernández Martínez	125,836		125,836
Javier Fernández Cueto González de Cosío	106,245		106,245
Pedro Fernando Landeros Verdugo		101,724	101,724
Alejandro Puente Barrón		101,724	101,724
Suma	19,445,265	16,207,808	35,653,073

II.3 Se instruye al secretario del consejo de administración de la sociedad, para que proceda a elaborar los asientos correspondientes en el registro de acciones, y a elaborar los títulos de acciones correspondientes, con motivo de los acuerdos que anteceden, los cuales serán canjeados a los accionistas contra los anteriores. En tanto se expiden títulos definitivos de acciones, la sociedad podrá entregar a los accionistas certificados provisionales.

III. Resoluciones relativas al pago de dividendos.

III.1 Con base en los estados financieros de la sociedad al 31 de diciembre de 2005 que fueron circulados en esta asamblea, un ejemplar de los cuales se integra a esta acta y, con sujeción las autorizaciones o dispensas que procedan, se decreta un dividendo hasta por la cantidad de $160,438,828.50 (ciento sesenta millones cuatrocientos treinta y ocho mil ochocientos veintiocho pesos 50/100) M.N., que se pagará a todos los accionistas en proporción al número de acciones de que son propietarios y que corresponde a $4.50 (cuatro pesos 50/100) M.N. por acción.

III.2 Páguese el dividendo con cargo a la cuenta de resultados al 31 de diciembre de 2005 presentados a esta asamblea a más tardar el 31 de enero de 2006, contra entrega de recibo de cada uno de los accionistas de la sociedad y con sujeción a la existencia de disponibilidad en caja, en el entendido que el dividendo será pagado por Financiera Compartamos, S.A. de C.V. Sociedad Financiera de Objeto Limitado y con anterioridad a la fecha en que la Secretaría de Hacienda y Crédito Público otorgue la autorización para organizarse y operar como institución de banca múltiple.

IV. Designación de miembros del consejo de administración.

IV.1 Con sujeción a las autorizaciones señaladas en el Acuerdo II.1 anterior, se designa a las siguientes personas como miembros relacionados o independientes, propietarios y sus respectivos suplentes, del consejo de administración, con los cargos que a continuación se indican:

CONSEJEROS CLASE I

Propietarios	Suplentes	
José Manuel Canal Hernando	Manuel Gutiérrez García	Independiente
José Ignacio Avalos Hernández	Juan Carlos Domenzain Arizmendi	Relacionado
Carlos Labarthe Costas	Oscar Ivan Mancillas Gabriele	Relacionado
Luis Velasco Rodríguez	Marcelo Benítez Albo	Independiente
Juan Marco Gutiérrez Wanless	Marcos Ricardo Camacho Wanless	Independiente
Alfredo Humberto Harp Calderoni	Luis Fernando Narchi Karam	Relacionado

CONSEJEROS CLASE II

Propietarios	Suplentes	
Carlos Antonio Danel Cendoya	Javier Fernández Cueto González de Cosío	Relacionado
Alvaro Rodríguez Arregui	María Otero	Relacionado
Juan José Gutiérrez Chapa	Juan Carlos Letayf Yapur	Relacionado
Lakshmi Shyam-Sunder	Violeta Patricia Velazquez Santana	Relacionado

IV.2 Habiéndose informado a los consejeros propuestos de su posible designación, e indicándoles que la misma es con sujeción a la obtención de las autorizaciones señaladas en le Acuerdo II.1 anterior, aceptaron su nombramiento y protestaron el fiel y cumplido desempeño de sus cargos.

IV.3 Los nombramientos de consejeros surtirán efectos hasta que se haya obtenido la autorización a que se refiere el Acuerdo I.1 por lo que los actuales consejeros de Financiera Compartamos, S.A. de C.V. Sociedad Financiera de Objeto Limitado continuarán en sus cargos hasta que se hayan obtenido dichas autorizaciones y se hayan inscrito los nuevos nombramientos.

V. Designación del presidente, secretario y pro-secretario del consejo de administración.

V.1 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, se aprueba la designación del señor José Manuel Canal Hernando, como presidente del consejo de administración, del señor Fernando de Ovando, como secretario del consejo de administración y de la señorita Raquel Reyes Cubillo como pro-secretario del mismo.

V.2 Los nombramientos señalados en el Acuerdo V.1 anterior surtirán efectos hasta que se haya obtenido la autorización a que se refiere el Acuerdo I.1 y queden inscritos dichos nombramientos en el Registro Público de Comercio.

VI. Designación del comisario.

VI.1 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, se aprueba la designación del señor Eduardo González-Dávila Garay, como comisario propietario y del señor Francisco Javier Zúñiga Loredo como comisario suplente de la sociedad.

VI.2 Los nombramientos de comisario propietario y comisario suplente surtirán efectos hasta que se haya obtenido la autorización a que se refiere el Acuerdo I.1 y queden inscritos dichos nombramientos en el Registro Público de Comercio.

VII. Revocación y otorgamiento de poderes.

VII.1 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, se revocan los siguientes poderes que quedaron inscritos en el Registro Público del Comercio del Distrito Federal bajo el folio mercantil número 270503:

VII.1.1 Poder general para pleitos y cobranzas, actos de administración y de dominio, para suscribir, otorgar, avalar, endosar, manejar y negociar en general toda clase de títulos de crédito, otorgado favor del ingeniero Carlos Labarthe Costas y del Arquitecto Carlos Antonio Danel Cendoya, en escritura pública número 86,108 del 30 de octubre del 2000, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VII.1.2 Poder general paras pleitos y cobranzas, para administrar bienes, otorgar y suscribir títulos de crédito, abrir y cerrar cuentas bancarias otorgados a favor de los señores Oscar Ivan Mancillas Gabrielli y Javier Fernández Cueto González de Cosío en escritura pública número 86,705 del 9 de enero de 2001, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VII.1.3. Poder general para otorgar y suscribir títulos y operaciones de crédito, a favor del señor Jaime Juárez Ramírez que consta en la escritura pública número 86,707 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VII.1.4 Poder general para pleitos y cobranzas, actos de administración, a favor de los señores Javier Fernández Cueto González de Cosío que consta en la escritura pública número 86,709 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VII.1.5 Poder general para pleitos y cobranzas otorgado a la C. Rosalba Karina Amaro Bello mediante escritura pública número 78,027 de fecha 29 de marzo del 2001, otorgado ante la fe del Lic. Francisco Fernández Cueto Barros, notario público número 16 del Distrito Federal.

VII.1.6 Poder especial, a favor del señor Jaime Juárez Ramirez que consta en la escritura pública número 79,417 del 1 de marzo de 2002, otorgada ante la fe del Lic. Francisco Fernández Cueto Barros, notario público número 16 del Distrito Federal

VII.2 La revocación de los poderes surtirá efectos hasta que queden inscritos aquellos que se otorgan conforme al Acuerdo VII.3 siguiente..

VII.3 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, se aprueba el otorgamiento de los poderes en favor de las personas que a continuación se mencionan.

PODER GENERAL PARA ACTOS DE DOMINIO, de acuerdo con lo establecido en el párrafo tercero del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas y Carlos Antonio Danel Cendoya, Javier Fernández, Oscar Iván Mancillas Gabrielli y para que se ejerza mancomunadamente con cualesquiera dos firmas de ellos.

PODER GENERAL PARA SUSCRIBIR, ACEPTAR, AVALAR O ENDOSAR TODA CLASE DE TITULOS DE CREDITO, en los términos del Artículo Noveno de la Ley General de Títulos y Operaciones de Crédito, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Ivan Mancillas Gabrielli, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Jaime Juárez Ramirez, para que lo ejerzan mancomunadamente con cualesquiera dos firmas de ellos.

PODER GENERAL PARA ACTOS DE ADMINISTRACION, en los términos de lo establecido en el segundo párrafo del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Ivan Mancillas Gabrielli, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Jaime Juárez Ramirez, Carlos Enrique Calderón López, para que lo ejerciten conjunta o separadamente.

PODER GENERAL PARA ACTOS DE ADMINISTRACION EN MATERIA LABORAL, por lo que los apoderados tendrán la representación legal de la sociedad, conforme y para los efectos de los artículos once, cuarenta y seis, cuarenta y siete, ciento treinta y cuatro, fracción tercera, quinientos veintitrés, seiscientos noventa y dos, fracciones primera, segunda y tercera, setecientos ochenta y seis, setecientos ochenta y siete, ochocientos setenta y tres, ochocientos setenta y cuatro, ochocientos setenta y seis, ochocientos setenta y ocho, ochocientos ochenta, ochocientos ochenta y tres y ochocientos ochenta y cuatro de la Ley Federal del Trabajo confiriendo en favor de las personas que a continuación se mencionan y en las capacidades indicadas, la representación patronal en los términos del artículo once de la Ley Federal del Trabajo, al igual que un poder general para pleitos y cobranzas y actos de administración laboral, con todas las facultades generales y aún las especiales que requieren cláusula especial conforme la Ley, en los términos de los dos primeros párrafos del artículo dos mil quinientos cincuenta y cuatro, dos mil quinientos ochenta y siete y dos mil quinientos setenta y cuatro del Código Civil para el Distrito Federal y los correlativos de estos en las demás entidades Federativas en donde se ejercite el mandato.

El poder que se otorga, la representación legal que se delega y la representación patronal que se confiere mediante el presente instrumento, la ejercitarán los mandatarios conjunta o separadamente, con las siguientes facultades que se enumeran en forma enunciativa y no limitativa.

Los representantes legales patronales y apoderados generales abajo designados podrán: a) actuar ante o frente al o a los sindicatos con los cuales existan celebrados contratos colectivos de trabajo respecto a cualesquiera conflictos colectivos, ante o frente a los trabajadores personalmente considerados, respecto a cualesquiera conflictos individuales; y en general, respecto a cualesquiera otros asuntos obrero patronales ante cualquiera de las autoridades del trabajo y servicios sociales a que se refiere el artículo quinientos veintitrés de la Ley Federal del Trabajo: b).- comparecer ante las Juntas de Conciliación y Arbitraje, ya sean Locales o Federales, el IMSS e INFONAVIT. En consecuencia, llevarán la representación patronal y legal de la empresa para efectos de los artículos once, cuarenta y seis y cuarenta y siete de la Ley General del Trabajo, así como para los efectos de acreditar la personalidad y la capacidad de la empresa en juicio o fuera de él, en los términos del artículo seiscientos noventa y dos, fracciones II y III (segunda y tercera) de la Ley Federal del trabajo: c).- comparecer al desahogo de la prueba confesional, en los términos de los artículos setecientos ochenta y siete y setecientos ochenta y ocho de la Ley Federal del Trabajo, con facultades para absolver y articular posiciones y desahogar la prueba confesional, en todas sus partes: d).- Señalar domicilio para recibir notificaciones, en los términos del artículo ochocientos sesenta y seis de la Ley Federal del Trabajo y comparecer con la representación legal bastante y suficiente a la audiencia a que se refiere el artículo ochocientos sesenta y tres de la Ley Federal del Trabajo en sus tres fases de conciliación, demanda y excepciones y ofrecimiento y admisión de pruebas, en los términos de los artículos ochocientos setenta y cinco, ochocientos setenta y seis, fracciones I y VI (primera y sexta), ochocientos setenta y siete, ochocientos setenta y ocho, ochocientos setenta y nueve y ochocientos ochenta del citado ordenamiento y en concurrir a la audiencia de desahogo de pruebas, en los términos de los artículos ochocientos setenta y tres y ochocientos setenta y cuatro de la Ley Federal del Trabajo. Asimismo, se confieren facultades a los apoderados para proponer arreglos conciliatorios, celebrar transacciones, adoptar toda clase de decisiones y negociar y suscribir convenios laborales, así como para actuar como representantes de la empresa en calidad de administradores respecto y para toda clase de juicios o procedimientos de trabajo que se tramiten ante cualesquiera autoridades.

De igual manera, los apoderados podrán celebrar y rescindir contratos de trabajo, a cuyo efecto los apoderados gozarán de todas las facultades de apoderado general para pleitos y cobranzas y actos de administración laboral, en los términos de los dos primeros párrafos del artículo dos mil quinientos cincuenta y cuatro, dos mil quinientos ochenta y siete y dos mil quinientos setenta y cuatro del Código Civil para el Distrito Federal, y sus correlativos de los Códigos Civiles de las demás entidades federativas en donde se ejercite el mandato en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Ivan Mancillas Gabrielli, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Jaime Juárez Ramirez, Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos.

PODER GENERAL PARA PLEITOS Y COBRANZAS, que se otorga con todas las facultades generales y especiales que requieran cláusula especial de acuerdo con la ley, por lo que se confiere sin limitación alguna, de conformidad con lo establecido en el párrafo primero del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y en sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, estarán por consiguiente facultados en forma enunciativa más no limitativa para presentar querellas, denuncias penales y otorgar perdones para constituirse en parte ofendida o coadyuvante en los procedimientos penales; desistirse de las instancias y de las acciones que intentaren y de juicios de amparo; para transigir, para someterse a arbitraje, para recusar jueces, recibir pagos, articular y absolver posiciones y ejecutar todos los actos expresamente determinados por la ley, entre los que se incluyen representar a la sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales de trabajo y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal en los términos de las fracciones primera y cuarta del Artículo 27 Constitucional, su Ley Orgánica y los reglamentos de ésta en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Ivan Mancillas Gabrielli, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos.

PODER PARA ABRIR Y CANCELAR CUENTAS BANCARIAS A NOMBRE DE LA SOCIEDAD, ASI COMO PARA HACER DEPOSITOS Y GIRAR CONTRA ELLAS Y DESIGNAR PERSONAS QUE GIREN EN CONTRA DE LAS MISMAS, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Ivan Mancillas Gabrielli, Javier Fernández Cueto González de Cosío y Fernando Alvarez Toca, para que lo ejerciten en forma mancomunada, siempre dos de ellos.

PODER PARA CONFERIR LOS PODERES GENERALES O ESPECIALES, INCLUYENDO AQUELLOS QUE SE DERIVEN DE ACTIVIDADES FIDUCIARIAS, ASI COMO PARA REVOCAR LOS PODERES OTORGADOS O QUE OTORGARE LA SOCIEDAD POR CONDUCTO DE ELLOS O POR CONDUCTO DE CUALQUIER OTRO APODERADO FACULTADO AL EFECTO, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Javier Fernández Cueto, Oscar Iván Mancillas Gabrielli y Fernando Alvarez Toca, para que lo ejerciten conjunta o separadamente, conforme a las facultades que se les hayan otorgado.

PODER GENERAL PARA PLEITOS Y COBRANZAS, ACTOS DE ADMINISTRACIÓN Y ACTOS DE DOMINIO, con facultades de sustitución, con todas las facultades generales incluyendo aquellas que requieran cláusula especial conforme a la Ley, en los términos de los tres primeros párrafos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus artículos correlativos de los Códigos Civiles de cada uno de los Estados de la República Mexicana, inclusive la facultad para ejercitar las gestiones que se determinan en el Artículo dos mil quinientos ochenta y siete del citado ordenamiento relativas a transigir, comprometer en árbitros, articular y absolver posiciones, para interponer y desistirse de toda clase de recursos inclusive del juicio de amparo, para hacer cesión de bienes, para recusar, para recibir pagos, para presentar o promover quejas, denuncias, investigaciones o querellas penales y desistirse de ellas, para constituirse en coadyuvantes del Ministerio Público y para otorgar en los casos que proceda el perdón correspondiente, pudiendo ejercitar las anteriores facultades ante toda clase de particulares o autoridades, ya sean éstas fiscales, administrativas, judiciales o del trabajo, municipales, locales o federales. Asimismo, el apoderado gozará de las facultades que señalan los Artículos 2574, 2582 y 2593 del multicitado ordenamiento; y Poder General para Suscribir Títulos de Crédito, con facultades para suscribir, endosar, avalar y en general, negociar con toda clase de títulos de crédito en los términos del Artículo noveno de la Ley General de Títulos y Operaciones de Crédito en favor de los señores Carlos labarthe Costas y Carlos Antonio Danel Cendoya, en su calidad de Delegados Fiduciarios, para el adecuado desempeño de sus cargos y exclusivamente respecto del patrimonio que de tiempo en tiempo se encuentre fideicomitido. Las presentes facultades las ejercitarán cualquiera dos de los Delegados Fiduciarios anteriormente mencionados.

VII.4 Se hace constar que el nombramiento de los miembros del consejo de administración y comisarios no requerirá caución para el desempeño de sus cargos de conformidad con lo previsto por los estatutos sociales.

VIII. Designación del director general.

Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, se elige al señor Carlos Labarthe Costas, como director general de la sociedad, quién, de conformidad con lo dispuesto en el artículo 90 de la Ley General de Instituciones de Crédito gozará de las facultades que a dicho cargo otorga.

IX. Designación de miembros del comité de auditoría.

IX.1 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, queda establecido el comité de auditoría conforme a lo dispuesto en los estatutos de la sociedad.

IX.2 Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1, se designa a las siguientes personas miembros del comité de auditoría quienes desempeñaran los cargos que aparecen al frente de sus nombres.

Nombre	Cargo
José Manuel Canal Hernando	Presidente
José Ignacio Avalos Hernández	Vocal
Luis Velasco Rodríguez	Vocal
Alfredo Humberto Harp Calderoni	Vocal

X. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Carlos Enrique Calderón López, Carolina Patricia Velazco Bernal, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos: (i) realice las modificaciones y/o correcciones que exija la Secretaría de Hacienda y Crédito Público, Banco de México o la Comisión Nacional Bancaria y de Valores a los estatutos sociales o a la presente acta, siempre que las mismas sean de acuerdo con las disposiciones legales aplicables; (ii) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; (iii) gestione las inscripciones correspondientes en el Registro Público de Comercio del domicilio de la sociedad; (iv) presente las publicaciones y avisos que sean estipulados por la Ley y, (v) en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE FINANCIERA COMPARTAMOS, S.A. DE C.V.,
SOCIEDAD FINANCIERA DE OBJETO LIMITADO
EN ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
17 DE ABRIL DE 2006

Acuerdos adoptados en la asamblea ordinaria de Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado, celebrada a las 16:30 horas del día 17 de abril de 2006 sin necesidad de convocatoria previa, de conformidad con lo dispuesto por el artículo ciento ochenta y ocho de la Ley General de Sociedades Mercantiles, por estar presente o representada la totalidad de las acciones en que se divide el capital social.

ACUERDOS

I. Discusión, modificación y, en su caso aprobación del informe del consejo de administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del comisario y adopción de medidas que se juzguen oportunas.

I.1 Se toma nota y aprueba el informe, que en los términos del enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, rinde el consejo de administración, en relación con las operaciones realizadas por la sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2005.

I.2 Se toma nota y se aprueba el informe presentado a la asamblea por el comisario de la sociedad, C.P. Eduardo González-Dávila Garay, que fue elaborado conforme lo dispone el artículo 166 de la Ley General de Sociedades Mercantiles, relativo a los estados financieros de la sociedad, la veracidad, racionalidad, suficiencia de la información financiera y resultados del periodo concluido el 31 de diciembre de 2005.

I.3 Se ordena integrar al expediente de esta acta, un ejemplar de los informes mencionados en los acuerdos I.1 y I.2 anteriores, que incluyen los estados financieros de la sociedad por el ejercicio social concluido el 31 de diciembre de 2005, integrados por los siguientes documentos:

- Balance general
- Estado de resultados
- Estado de variaciones en el capital contable
- Estado de cambios en la situación financiera
- Notas sobre los estados financieros.

I.4 Se aprueban todas y cada una de las operaciones, actos y gestiones llevadas a cabo por la sociedad durante el ejercicio social concluido el 31 de diciembre de 2005 y se ratifican todos y cada uno de los actos realizados por el consejo de administración de la sociedad a dicha fecha. Asimismo, se ratifican todos los actos y gestiones del comisario realizados en el ejercicio concluido el 31 de diciembre de 2005.

II. Aplicación de resultados.

II.1 Aplíquese de la utilidad neta que reflejan los estados financieros auditados de la sociedad al 31 de diciembre de 2005, la cantidad de $18,248,969.60 (dieciocho millones doscientos cuarenta y ocho mil novecientos sesenta y nueve pesos 60/100 M.N.) para constituir la reserva legal y el resto, es decir la cantidad de $346,730,422.40 (trescientos cuarenta y seis millones setecientos treinta mil cuatrocientos veintidós pesos 40/100 M.N.), a la cuenta de resultados de ejercicios anteriores.

III. Nombramiento de miembros del consejo de administración y comisario.

III.1 Se aceptan las renuncias presentadas por los señores Juan Marco Gutiérrez Wanless como consejero propietario, y de Marcos Camacho Wanless y María Otero como consejeros suplentes del consejo de administración, se deja constancia y agradecimiento de los accionistas por el valioso apoyo en el desempeño de su encargo.

III.2 Se designa y/o ratifica a las siguientes personas como miembros relacionados o independientes, propietarios y sus respectivos suplentes, del consejo de administración, con los cargos que a continuación se indican:

CONSEJEROS CLASE I

Propietarios	Suplentes	
José Manuel Canal Hernando	Manuel Gutiérrez García	Independiente
José Ignacio Avalos Hernández	Juan Carlos Domenzain Arizmendi	Relacionado
Carlos Labarthe Costas	Oscar Iván Mancillas Gabriele	Relacionado
Luis Velasco Rodríguez	Marcelo Antonio Benítez Albo	Independiente
Martha González Caballero	Jerónimo Luis Patricio Curto de la Calle	Independiente
Alfredo Humberto Harp Calderoni	Luis Fernando Narchi Karam	Relacionado

CONSEJEROS CLASE II

Propietarios	Suplentes	
Carlos Antonio Danel Cendoya	Javier Fernández Cueto González de Cosío	Relacionado
Alvaro Rodríguez Arregui	Lauren Ariel Burnhill	Relacionado
Juan José Gutiérrez Chapa	Juan Carlos Letayf Yapur	Relacionado
Lakshmi Shyam-Sunder	Violeta Patricia Velazquez Santana	Relacionado

III.3 Habiéndose informado a los consejeros propuestos de su posible designación y/o ratificación, aceptaron su nombramiento y protestaron el fiel y cumplido desempeño de sus cargos.

III.4 Se ratifica a los señores José Manuel Canal Hernando, Fernando de Ovando y a la señorita Raquel Reyes Cubillo como presidente, secretario y pro-secretario del consejo de administración.

III.5 Se aceptan las renuncias presentadas por los señores Eduardo González-Dávila Garay, y Francisco Javier Zúñiga Loredo como comisarios propietario y suplente asentándose la constancia y agradecimiento de los accionistas por el valioso apoyo en el desempeño de su encargo.

III.6 Se designa al señor Eduardo Argil Aguilar y al señor Alberto Napolitano Niosi como comisarios propietario y suplente de la sociedad respectivamente.

III.7 Se designa al señor Carlos Labarthe Costas, como director general de la sociedad.

III.8 La designación de consejeros, comisarios y director general según corresponda surtirán efectos a partir de esta fecha al haber manifestado con anterioridad su voluntad de tomar posesión de su cargo. La designación de consejeros y comisarios para efectos de operar como institución de crédito tendrá efectos conforme a lo dispuesto en la Ley de Instituciones de Crédito al notificarse a la sociedad la autorización de la Secretaría de Hacienda y Crédito Público para organizarse y operar como institución de crédito. En este caso, el director general gozará de las facultades que en su caso otorga el artículo 90 de la Ley de Instituciones de Crédito.

IV. Determinación de los emolumentos a consejeros y comisario.

IV.1 Los consejeros que mantengan responsabilidades en la administración no recibirán compensación por su participación en el consejo.

IV.2 En caso que tanto el consejero propietario como su suplente, asistan a la reunión del consejo sólo el propietario recibirá la compensación.

IV.3 El presidente del consejo, los presidentes de comités y restantes miembros del consejo y comisarios recibirán el emolumento que periódicamente apruebe el Comité de Evaluación y Compensación por cada junta a la que asistan.

V. Designación de miembros del comité de auditoría.

V.1 Se designa a las siguientes personas miembros del comité de auditoría quienes desempeñaran los cargos que aparecen al frente de sus nombres.

Nombre	Cargo
Marta González Caballero	Presidente
José Ignacio Avalos Hernández	Vocal
Luis Velasco Rodríguez	Vocal
Alfredo Humberto Harp Calderoni	Vocal

VI. Revocación y otorgamiento de poderes.

VI.1 Se ratifica la revocación de los siguientes poderes que quedaron inscritos en el Registro Público del Comercio del Distrito Federal bajo el folio mercantil número 270503:

VI.1.1 Poder general para pleitos y cobranzas, actos de administración y de dominio, para suscribir, otorgar, avalar, endosar, manejar y negociar en general toda clase de títulos de crédito, abrir y cancelar cuentas bancarias y en casas de bolsa a nombre de la sociedad, así como hacer depósitos, librar contra ellas y designar personas que libren en contra de las mismas, poder para delegar y conferir poderes generales o especiales, reservándose para si siempre el ejercicio de los mismos, así como para revocar los poderes que otorgue, otorgado a favor del ingeniero Carlos Labarthe Costas y del arquitecto Carlos Antonio Danel Cendoya, en escritura pública número 86,108 del 30 de octubre del 2000, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.2 Poder general paras pleitos y cobranzas, para administrar bienes, otorgar y suscribir títulos y operaciones de crédito, abrir y cerrar cuentas bancarias otorgados a favor de los señores Oscar Iván Mancillas Gabriele y Javier Fernández Cueto González de Cosío en escritura pública número 86,705 del 9 de enero de 2001, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI. 1.3Poder general para otorgar y suscribir títulos y operaciones de crédito, a favor del señor Jaime Juárez Ramírez que consta en la escritura pública número 86,707 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.4 Poder general para actos de administración, a favor del señor Jaime Juárez Ramírez que consta en la escritura pública número 91,415 del 12 de abril de 2002, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.5 Poder general para actos de administración con facultad para otorgar y revocar poderes generales y especiales y revocar unos y otros, que consta en la escritura pública número 96,498 del 6 de febrero de 2003, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.6 Poder general para pleitos y cobranzas, a favor de los señores Jaime Juárez Ramírez y Rosalba Karina Amaro Bello, que consta en la escritura pública número 96,545 del 13 de febrero de 2003, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.7 Poder general para pleitos y cobranzas, actos de administración con facultad para otorgar poderes generales y especiales y para revocar unos y otros, que consta en la escritura pública 124,561 del 22 de septiembre de 2004, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.8 Poder general para pleitos y cobranzas, actos de administración, a favor del señor Javier Fernández Cueto González de Cosío que consta en la escritura pública número 86,709 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.9 Poder general para pleitos y cobranzas y actos de administración laboral a favor del señor Oscar Iván Mancillas Gabriele que consta en la escritura pública número 125,562 del 22 de noviembre de 2004, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.10 Poder general para pleitos y cobranzas, actos de administración, otorgar y suscribir títulos de crédito con facultad para otorgar poderes generales y especiales y para revocar unos y otros a favor del señor Fernando Álvarez Toca, que consta en la escritura pública número 126,653, otorgada ante la fe del Lic Ignacio R. Morales Lechuga.

VI.1.11 Poder general para pleitos y cobranzas, actos de administración en materia laboral con facultad para otorgar poderes generales o especiales y para revocar unos y otros y los poderes especiales a favor del señor Carlos Enrique Calderón López otorgados mediante escritura pública número 127,611 del 31 de mayo del 2005, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.12 Poder general para pleitos y cobranzas y actos de administración en materia laboral otorgado a Rosalba Karina Amaro Bello y Claudia Gisela Brena Loyola mediante escritura pública número 79,579 del 4 de abril de 2002, otorgada ante la fe del Lic. Francisco Fernández Cueto Barros, notario público número 16 del Distrito Federal.

VI.2 La revocación de los poderes surtirá efectos hasta que queden inscritos aquellos que se otorgan conforme al Acuerdo VI.3 siguiente.

VI.3 Se aprueba y ratifica el otorgamiento de los poderes en favor de las personas que a continuación se mencionan.

PODER GENERAL PARA ACTOS DE DOMINIO, de acuerdo con lo establecido en el párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Javier Fernández Cueto González de Cosío y Oscar Iván Mancillas Gabriele para que se ejerza mancomunadamente por cualesquiera dos de ellos.

PODER GENERAL PARA SUSCRIBIR, ACEPTAR, AVALAR O ENDOSAR TODA CLASE DE TÍTULOS DE CRÉDITO, en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Jaime Juárez Ramirez, para que lo ejerzan mancomunadamente cualesquiera dos de ellos.

PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN, en los términos de lo establecido en el segundo párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Álvarez Toca y Jaime Juárez Ramírez, para que lo ejerciten conjunta o separadamente.

PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN EN MATERIA LABORAL, gozando para tal efecto de la representación patronal de la sociedad, en los términos del artículo once de la Ley Federal del Trabajo y en tal carácter se faculta a los apoderados para actuar ante o frente a los sindicatos con los cuales se celebren contratos colectivos de trabajo y para todos los efectos de conflictos colectivos; podrán actuar ante o frente a los trabajadores personalmente considerados y para todos los efectos de conflictos individuales, y en general para todos los asuntos obrero patronales y ante cualesquiera de las autoridades del trabajo y servicios sociales a que se refiere artículo quinientos veintitrés de la Ley Federal del Trabajo; podrá asimismo comparecer ante las Juntas de Conciliación y Arbitraje, ya sean Locales o Federales; en consecuencia llevará la representación laboral para efectos de los artículos once, cuarenta y seis, cuarenta y siete y también la representación legal de la empresa para los efectos de acreditar la personalidad y capacidad en juicios o fuera de ellos en los términos del artículo seiscientos noventa y dos, fracciones primera, segunda y tercera; podrá comparecer al desahogo de la prueba confesional en términos de los artículos setecientos ochenta y siete, y setecientos ochenta y ocho de la Ley Federal del Trabajo, con facultades para articular y absolver posiciones y desahogar la prueba confesional en todas y cada una de sus partes; podrá señalar domicilios para recibir notificaciones en los términos del artículo ochocientos setenta y seis, podrá comparecer con toda la representación legal, bastante y suficiente a la audiencia a que se refiere el artículo ochocientos setenta y tres en sus tres fases de conciliación, de demanda y excepciones y de ofrecimiento y admisión de

pruebas, en los términos de los artículos , ochocientos setenta y cinco, ochocientos setenta y seis, fracciones primera y sexta y ochocientos setenta y siete, ochocientos setenta y ocho, ochocientos setenta y nueve y ochocientos ochenta, también podrá acudir a la audiencia de desahogo de pruebas en los términos de los artículos ochocientos setenta y tres y ochocientos setenta y cuatro, asimismo se les confieren facultades para proponer arreglos conciliatorios, celebrar transacciones , para tomar toda clase de decisiones, para negociar y suscribir convenios laborales y para actuar como representante de la sociedad respecto y para toda clase de juicios y procedimientos de trabajo que se tramiten ante cualesquiera autoridades.

Igualmente podrá celebrar contratos de trabajo y rescindirlos y comparecer ante el Instituto Mexicano del Seguro Social, el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Fondo Nacional para el Consumo de los Trabajadores y el Sistema de Ahorro para el Retiro.

Los apoderados ejercitarán las facultades a que aluden las cláusulas anteriores ante particulares y ante toda clase de Autoridades Administrativas o Judiciales, inclusive de carácter Federal o Local y ante las Juntas de Conciliación y Arbitraje, Locales o Federales y Autoridades del Trabajo.

De igual manera, los apoderados podrán celebrar y rescindir contratos de trabajo, a cuyo efecto los apoderados gozarán de todas las facultades de apoderado general para pleitos y cobranzas y actos de administración laboral, en los términos de los dos primeros párrafos del artículo dos mil quinientos cincuenta y cuatro, dos mil quinientos ochenta y siete y dos mil quinientos setenta y cuatro del Código Civil para el Distrito Federal, y sus correlativos de los Códigos Civiles de las demás entidades federativas en donde se ejercite el mandato en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca, Jaime Juárez Ramirez y Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos, de igual manera los apoderados gozarán de la facultad de sustitución..

PODER GENERAL PARA PLEITOS Y COBRANZAS, que se otorga con todas las facultades generales y especiales que requieran cláusula especial de acuerdo con la ley, por lo que se confiere sin limitación alguna, de conformidad con lo establecido en el párrafo primero del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y en sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, estarán por consiguiente facultados en forma enunciativa más no limitativa para intentar y desistirse de toda clase de procedimientos, inclusive amparo, para transigir, comprometer en árbitros, para absolver y articular posiciones, recusar, recibir pagos, presentar denuncias y querellas, otorgar perdones para constituirse en parte ofendida o coadyuvante en los procedimientos penales;, para someterse a arbitraje, y ejecutar todos los actos expresamente determinados por la ley, entre los que se incluyen representar a la sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales de trabajo y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal en los términos de las fracciones primera y cuarta del artículo 27 Constitucional, su Ley Orgánica y los reglamentos de ésta en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos.

PODER PARA ABRIR Y CANCELAR CUENTAS BANCARIAS A NOMBRE DE LA SOCIEDAD, ASI COMO PARA HACER DEPÓSITOS Y GIRAR CONTRA ELLAS Y DESIGNAR PERSONAS QUE GIREN EN CONTRA DE LAS MISMAS, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío y Fernando Alvarez Toca, para que lo ejerciten en forma mancomunada, siempre dos de ellos.

PODER PARA CONFERIR LOS PODERES GENERALES O ESPECIALES, INCLUYENDO AQUELLOS QUE SE DERIVEN DE ACTIVIDADES FIDUCIARIAS, ASÍ COMO PARA REVOCAR LOS PODERES OTORGADOS O QUE OTORGARE LA SOCIEDAD POR CONDUCTO DE ELLOS O POR CONDUCTO DE CUALQUIER OTRO APODERADO FACULTADO AL EFECTO, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Javier Fernández Cueto González de Cosío, Oscar Iván Mancillas Gabriele y Fernando Alvarez Toca, para que lo ejerciten conjunta o separadamente, conforme a las facultades que se les hayan otorgado.

PODER GENERAL PARA PLEITOS Y COBRANZAS, ACTOS DE ADMINISTRACIÓN Y ACTOS DE DOMINIO, con facultades de sustitución, con todas las facultades generales incluyendo aquellas que requieran cláusula especial conforme a la Ley, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus artículos correlativos de los Códigos Civiles de cada uno de los Estados de la República Mexicana, inclusive la facultad para ejercitar las gestiones que se determinan en el artículo dos mil quinientos ochenta y siete del citado ordenamiento relativas a transigir, comprometer en árbitros, articular y absolver posiciones, para interponer y desistirse de toda clase de recursos inclusive del juicio de amparo, para hacer cesión de bienes, para recusar, para recibir pagos, para presentar o promover quejas, denuncias, investigaciones o querellas penales y desistirse de ellas, para constituirse en coadyuvantes del Ministerio Público y para otorgar en los casos que proceda el perdón correspondiente, pudiendo ejercitar las anteriores facultades ante toda clase de particulares o autoridades, ya sean éstas fiscales, administrativas, judiciales o del trabajo, municipales, locales o federales. Asimismo, el apoderado gozará de las facultades que señalan los artículos 2574, 2582 y 2593 del dicho ordenamiento; y Poder General para suscribir títulos de crédito, con facultades para suscribir, endosar, avalar y en general, negociar con toda clase de títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito en favor de los señores Carlos Labarthe Costas y Carlos Antonio Danel Cendoya, en su calidad de Delegados Fiduciarios, para el adecuado desempeño de sus cargos y exclusivamente respecto del patrimonio que de tiempo en tiempo se encuentre fideicomitido. Las presentes facultades las ejercitarán cualquiera dos de los Delegados Fiduciarios anteriormente mencionados.

VII. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Carlos Enrique Calderón López, Carolina Patricia Velazco Bernal, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos: (i) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; (ii) gestione las inscripciones correspondientes en el Registro Público de Comercio del domicilio de la sociedad; (iii) presente las publicaciones y avisos que sean estipulados por la Ley y, (iv) en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

**RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE FINANCIERA COMPARTAMOS, S.A. DE C.V.,
SOCIEDAD FINANCIERA DE OBJETO LIMITADO
EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
17 DE ABRIL DE 2006**

Acuerdos adoptados en la asamblea extraordinaria de Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado, celebrada a las 17:00 horas del día 17 de abril de 2006 sin necesidad de convocatoria previa, de conformidad con lo dispuesto por el artículo ciento ochenta y ocho de la Ley General de Sociedades Mercantiles, por estar presente o representada la totalidad de las acciones en que se divide el capital social.

ACUERDOS

I. **Resoluciones sobre la propuesta de desistimiento, renuncia o que se deje sin efecto la autorización para que la sociedad opere como sociedad financiera de objeto limitado sujeto a la condición de que se otorgue a la misma la autorización para organizarse y operar como institución de banca múltiple.**

I.1 Se aprueba la ratificación de la presentación ante las autoridades competentes de: (i) el desistimiento o renuncia de la autorización para que la sociedad opere como sociedad financiera de objeto limitado quedando esta sin efecto alguno y que así se declare por la autoridad competente sujeto a la obtención de la autorización a que se refiere el numeral (ii) siguiente, en los términos discutidos y aprobados en esta asamblea; y (ii) la solicitud de la sociedad para organizarse y operar como institución de banca múltiple.

I.2 Se ratifican los actos llevados a cabo por la dirección general de la sociedad respecto de la presentación de la solicitud a que se refiere el Acuerdo I.1 anterior en los términos del proyecto que fue presentado a la consideración de esta asamblea y que debidamente inicializado por el presidente o el secretario, se ordena agregar al expediente que se forme con motivo de la celebración de la presente asamblea de accionistas.

I.3 Con motivo de la presentación de la renuncia, así como de la solicitud de autorización a que se refieren los numerales anteriores, se ratifica la voluntad de la asamblea de accionistas en el sentido de modificar a la sociedad para que quede autorizada a organizarse y operar como institución de banca múltiple modificándose su modalidad de capital variable para en lo sucesivo adoptar la de capital fijo de conformidad con los estatutos sociales que se refiere el numeral II siguiente.

II **Resoluciones sobre la modificación de estatutos sociales.**

II.1 Con sujeción a: (i) la obtención de la autorización para dejar sin efecto legal alguno la autorización de la sociedad para operar como sociedad financiera de objeto limitado; y (ii) la obtención de la autorización por parte de la Secretaría de Hacienda y Crédito Público para que la sociedad quede organizada y opere como institución de banca múltiple y a la aprobación de la modificación total de los estatutos sociales en los términos del Artículo 9 de la Ley de Instituciones de Crédito, para que queden redactados como sigue:

"ESTATUTOS SOCIALES DE
BANCO COMPARTAMOS, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE"

CAPÍTULO PRIMERO

DENOMINACIÓN, OBJETO, DURACION DOMICLIO Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN: La denominación de la sociedad es "BANCO COMPARTAMOS", la cual irá seguida de las palabras Sociedad Anónima o de su abreviatura, S.A. y la expresión, "Institución de Banca Múltiple".

ARTÍCULO SEGUNDO.- OBJETO SOCIAL: La sociedad, como institución de banca múltiple, tiene por objeto la prestación del servicio de banca y crédito en los términos de la Ley de Instituciones de Crédito y, en consecuencia podrá realizar las operaciones y prestar los servicios bancarios a que se refiere el artículo cuarenta y seis de dicha Ley, en todas sus modalidades, así como las demás operaciones que le estén expresamente permitidas por la Ley de Instituciones de Crédito, las demás disposiciones legales y administrativas aplicables y con apego a las sanas prácticas y a los usos bancarios mercantiles así como aquellas operaciones análogas o conexas que autorice la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

ARTÍCULO TERCERO.- DESARROLLO DEL OBJETO: Para cumplir con su objeto la sociedad podrá:

I. Adquirir, enajenar, poseer, arrendar, usufructuar, y en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e inmuebles que sean necesarios para la realización de su objeto y el cumplimiento de sus fines;

II. Realizar cualquier otra actividad que pueda llevar a cabo de conformidad con la Ley de Instituciones de Crédito, las disposiciones que al efecto dicten la Secretaría de Hacienda y Crédito Público, el Banco de México y otras autoridades competentes y, en general la legislación aplicable; en el entendido que la sociedad en ningún caso podrá realizar las actividades prohibidas a las instituciones de crédito en los términos del artículo 106 de la Ley de Instituciones de Crédito; y

III. Realizar todos los actos jurídicos necesarios para el desempeño de sus actividades y la consecución de sus objetivos.

ARTÍCULO CUARTO.- DURACIÓN:

La duración de la sociedad será indefinida.

ARTÍCULO QUINTO.- DOMICILIO: El domicilio de la sociedad será la Ciudad de México, Distrito Federal, y podrá, establecer sucursales, agencias y oficinas en otros lugares de la República o en el extranjero, o pactar domicilios convencionales, de conformidad con las autorizaciones y/o procedimientos que al efecto establece la Ley de Instituciones de Crédito, sin que por ello se entienda cambiado su domicilio social.

ARTÍCULO SEXTO.- NACIONALIDAD: La sociedad es mexicana. Los accionistas extranjeros que la sociedad tenga o llegare a tener quedan obligados formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, autorizaciones, participaciones o intereses de que sea titular la sociedad, como igualmente de los derechos y obligaciones que deriven de los contratos en que sea parte la sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las participaciones sociales que hubieren adquirido.

CAPÍTULO SEGUNDO

CAPITAL SOCIAL

ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: La sociedad tendrá un capital social de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100) M.N., representado por 35'653,073 (treinta y cinco millones seiscientas cincuenta y tres mil setenta y tres) acciones Serie "O", ordinarias, nominativas, con valor nominal de $12.00 (doce pesos 00/100) M.N. cada una, conforme lo resuelva la asamblea de accionistas, cuando menos el 51% (cincuenta y uno por ciento) serán clase I y hasta el 49% (cuarenta y nueve por ciento) serán clase II.
La sociedad podrá tener capital adicional, el cual estará representado por las acciones Serie "L".

ARTÍCULO OCTAVO.- CAPITAL MÍNIMO: El capital mínimo, cuyo monto se determinará de acuerdo con la Ley de Instituciones de Crédito, deberá estar íntegramente pagado. Cuando el capital social exceda del mínimo, deberá estar pagado por lo menos en un CINCUENTA POR CIENTO, siempre que dicho porcentaje no sea inferior al mínimo establecido.

Lo dispuesto en los párrafos anteriores deberá estar contenido en los certificados provisionales o títulos definitivos representativos de las acciones.

Cuando la sociedad anuncie su capital social, deberá al mismo tiempo anunciar su capital pagado.

ARTÍCULO NOVENO.- ACCIONES: Las acciones representativas del capital social serán nominativas y de igual valor, dentro de cada Serie, conferirán a sus tenedores los mismos derechos y deberán pagarse íntegramente en efectivo en el acto de ser suscritas.

El capital social se podrá dividir en las siguientes series de acciones:

(1) la Serie "O", que en todo momento representará el CIEN POR CIENTO (100%) del capital ordinario de la sociedad y que podrá dividirse en dos clases: (i) la clase I, que en todo momento representará no menos del cincuenta y uno por ciento del capital ordinario de la Sociedad; y (ii) la clase II, que no excederá del cuarenta y nueve por ciento del capital social. Ambas clases son de libre suscripción.

(2) la Serie "L", integrado por acciones preferentes, a ser emitidas hasta por un monto equivalente al cuarenta por ciento (40%) del capital pagado de la Institución, previa autorización de la Comisión Nacional Bancaria y de Valores. Estas acciones son de voto limitado y otorgarán derecho de voto únicamente en los asuntos relativos a cambio de objeto, fusión, escisión, transformación, disolución y liquidación, así como a la inscripción y cancelación de su inscripción en cualesquiera bolsa de valores.

Las acciones Serie "L" otorgarán asimismo derecho a recibir un dividendo preferente y acumulativo y serán reembolsadas antes de rembolsar las acciones ordinarias, en caso de liquidación. En ningún caso los dividendos de esta serie podrán ser inferiores a los de las otras series.

ARTÍCULO DÉCIMO.- TÍTULO DE ACCIONES: Las acciones estarán representadas por títulos definitivos y en tanto éstos se expidan, por certificados provisionales. Los títulos

o certificados ampararán en forma independiente las acciones de cada una de las series que se pongan en circulación, serán identificados con una numeración progresiva distinta para cada serie, contendrán las menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles así como la de los artículos sexto, décimo primero, en lo conducente décimo segundo, décimo quinto, décimo sexto, y cuarto y quinto párrafos del artículo vigésimo, de estos estatutos sociales; y llevarán las firmas de dos consejeros propietarios, las cuales podrán ser autógrafas o facsimilares, en cuyo caso deberán depositarse en el Registro Público del Comercio del domicilio de la sociedad.

ARTÍCULO DÉCIMO PRIMERO.- TITULARIDAD DE ACCIONES: Sujeto a lo establecido en el artículo Noveno anterior, cualquier persona física o moral podrá adquirir, mediante una o varias operaciones simultáneas o sucesivas, el control de acciones de la Serie "O" representativas del capital ordinario de la sociedad, en el entendido que: (i) las personas que adquieran o transmitan directa o indirectamente acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (ii) las personas que adquieran directa o indirectamente acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público.

En el supuesto de que uno o más accionistas pretendan obtener el control de la administración de la sociedad, deberá acompañar a la solicitud respectiva, según corresponda:

I. Relación de las personas que, en su caso, pretendan adquirir el control de la sociedad, indicando el capital que suscribirán, la forma en que lo pagarán, así como el origen de los recursos con los que se realizará dicho pago;

II. Relación de los consejeros y directivos que nombrarían en la sociedad.

III. Plan general de funcionamiento de la sociedad, el cual deberá contemplar los aspectos señalados en el artículo 10 fracción II de la Ley de Instituciones de Crédito.

IV. Programa estratégico para la implementación del gobierno corporativo de la sociedad, y

V. La demás documentación conexa que requiera la Secretaría de Hacienda y Crédito Público a efecto de evaluar la solicitud correspondiente.

Para efectos de lo dispuesto en el párrafo anterior, se entenderá que se obtiene el control de la sociedad cuando se adquiera el treinta por ciento o más de las acciones representativas de su capital social, se tenga el control de la asamblea general de accionistas, se esté en posibilidad de nombrar a la mayoría de los miembros del consejo de administración, o por cualquier otro medio se controle a la institución de banca múltiple de que se trate.

Las acciones de la Serie "L", serán de libre suscripción.

No podrán participar en forma alguna en el capital social de la sociedad personas morales extranjeras que ejerzan funciones de autoridad.

ARTÍCULO DÉCIMO SEGUNDO.- AFECTACIÓN DE ACCIONES EN GARANTÍA: La sola tenencia o titularidad de acciones de la sociedad implica el pleno consentimiento de los accionistas con que, llegado el caso, sus acciones sean dadas en garantía al Instituto para la Protección al Ahorro Bancario (el "Instituto") en los supuestos y de acuerdo con el procedimiento establecido en los artículos 35 a 41 de la Ley de Protección al Ahorro Bancario

ARTÍCULO DÉCIMO TERCERO.- AUMENTOS Y DISMINUCIONES DE CAPITAL: Los aumentos del capital social se resolverán por acuerdo de la asamblea extraordinaria de accionistas, conforme a las reglas previstas en el presente artículo, siendo necesario reformar los estatutos sociales. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la Sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicho aumento, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales.

El capital social sólo podrá disminuirse por resolución de la asamblea general extraordinaria de accionistas y la consiguiente reforma de estos estatutos sociales, cumpliendo en todo caso con lo dispuesto por el artículo nueve de la Ley General de Sociedades Mercantiles. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicha disminución, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales, la Ley de Instituciones de Crédito y la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO CUARTO.- COLOCACIÓN DE ACCIONES EN TESORERÍA:
Las acciones representativas de la parte no suscrita del capital se conservarán en la tesorería de la sociedad, el consejo de administración tendrá la facultad de ponerlas en circulación en las formas, épocas, condiciones y cantidades que juzgue convenientes, contra el pago en efectivo de su valor nominal, y en su caso, de la prima que el propio órgano determine.

ARTÍCULO DÉCIMO QUINTO.- DERECHO DE PREFERENCIA: En caso de aumento de la parte pagada del capital social mediante la suscripción de acciones de tesorería, o de aumento del capital social por emisión de nuevas acciones, los tenedores de las que estén en circulación tendrán preferencia, en proporción a aquellas de cada serie y clase de que sean titulares, para la suscripción de las de nueva colocación que correspondan a dicha serie y/o clase. Este derecho se ejercerá mediante pago en efectivo y de acuerdo con las normas que al efecto establezca el consejo de administración; pero, en todo caso, deberá concederse a los accionistas un plazo no mayor de (15) quince días hábiles bancarios para su pago, contados a partir de la fecha de publicación de los acuerdos relativos en el periódico oficial del domicilio social.

Si después de que se concluya el plazo mencionado o el señalado al efecto por el consejo de administración hubieren quedado acciones pendientes de suscripción y pago en los términos previstos, entonces los accionistas, sujeto a lo establecido en el artículo Noveno anterior, que si hubieren ejercido su derecho de preferencia, tendrán un derecho preferente adicional, para suscribir dichas acciones en proporción a su participación en el capital social pagado, aún cuando las acciones que hubieren quedado sin suscribir pertenezcan a una serie distinta a aquellas de las que sean titulares siempre y cuando no se contravenga lo previsto en el artículo décimo primero de estos estatutos sociales. Dicho derecho de preferencia adicional, podrá ser ejercido dentro de un plazo adicional de diez días hábiles bancarios, contados a partir de la fecha en que hubiere concluido el plazo inicialmente fijado para la suscripción y pago de la nueva emisión de acciones, lo que deberá hacerse constar en el aviso que al efecto se publique en los términos del primer párrafo de este artículo. Si concluido dicho plazo adicional, aún quedaren acciones sin suscribir y pagar entonces se aplicará lo dispuesto en el artículo décimo cuarto de estos estatutos sociales.

ARTÍCULO DÉCIMO SEXTO.- DEPÓSITO Y REGISTRO DE ACCIONES: Los certificados provisionales y los títulos de las acciones se mantendrán en depósito en alguna de las instituciones para el depósito de valores, la cual en ningún caso estará obligada a entregarlas a los titulares.

La sociedad llevará un libro de registro de acciones en el que se harán los asientos a que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles y considerará como dueños de las acciones a quienes aparezcan inscritos como tales en el mismo.

De acuerdo con lo dispuesto en el artículo setenta y ocho, fracción primera, en relación con el cincuenta y siete fracción cuarta inciso b) de la Ley del Mercado de Valores, el libro de registro de acciones a que se refiere el párrafo anterior, podrá ser llevado a solicitud del propio banco por una institución para el depósito de valores de las previstas en dicho ordenamiento en base a los asientos que ésta realice complementados con los listados que al mismo precepto se refiere.

ARTICULO DÉCIMO SÉPTIMO.- ENAJENACIÓN DE ACCIONES: La propiedad y transferencia de las acciones representativas del capital social se regirán por las siguientes reglas:
A.- La propiedad de las acciones se transferirá mediante el endoso del título o certificado respectivo o por cualquier otro medio legal, sujeto a la previa aprobación del consejo de administración, y siempre y cuando se agote el procedimiento establecido en los incisos C a F de este artículo. La suscripción, adquisición y transferencia de las acciones serán reconocidas por la sociedad únicamente cuando hayan sido inscritas en el registro de acciones que llevará el secretario del consejo de administración. Los títulos o certificados de acciones que hubieran sido transferidas en los términos señalados, se entregarán a la sociedad para su cancelación y para la expedición de nuevos títulos o certificados a favor del cesionario.
B.- Las acciones de la clase I y II que sean propiedad de inversionistas extranjeros, también deberán quedar inscritas en el registro a que se refieren los artículos 31

(treinta y uno) y 32 (treinta y dos) de la Ley de Inversión Extranjera, dentro del plazo indicado por dicha ley.

C.- Los accionistas de la sociedad gozarán del derecho de preferencia en proporción al número de acciones de que sean tenedores, para adquirir las acciones que algún otro accionista desee vender o transferir a terceros por cualquier razón. Los accionistas que sean inversionistas extranjeros conforme a la Ley de Inversión Extranjera podrán ejercitar su derecho de preferencia directamente, si llegan a obtener las autorizaciones correspondientes, o designando a uno o varios compradores que califiquen como inversionistas mexicanos conforme a la ley. Al efecto, cualquier accionista que desea vender o en cualquier otra forma transmitir acciones de su propiedad, deberá notificarlo por escrito al presidente del consejo de administración, con copia al secretario, acompañando la oferta que se hubiera recibido y/o la documentación completa que establezca todos los demás términos y condiciones aplicables a la operación. El presidente del consejo, o en su defecto el secretario, convocará a una sesión del consejo de administración, que deberá celebrarse dentro de los 8 (ocho) días hábiles siguientes al recibo de la notificación mencionada y de la documentación completa, a fin de analizar, y en su caso, aprobar la operación propuesta o, en caso contrario, designar comprador calificado; la operación que se hubiere aprobado podrá llevarse a cabo solamente después de que los demás accionistas no hubieren ejercitado su derecho de preferencia conforme a los siguientes incisos de los siguientes artículos.

D.- Los demás accionistas tendrán el derecho de preferencia para adquirir tales acciones durante un plazo de 15 (quince) días naturales siguientes al recibo de la notificación que al efecto haga el secretario del consejo de administración a cada uno de ellos en forma fehaciente, en el precio y en los términos consignados en la propia notificación. Dicho derecho de preferencia deberá ser ejercitado mediante notificación por escrito del accionista de que se trate al secretario del consejo, también en forma fehaciente.

E.- En el caso de que uno o varios accionistas no ejerciten su derecho de preferencia dentro del término de 15 (quince) días señalados, su parte incrementará el derecho de los demás accionistas que si lo hubieran ejercitado. El secretario del consejo notificará a éstos, quienes tendrán un plazo adicional de 5 (cinco) días a partir de la nueva notificación para adquirir tales acciones. La o las operaciones de ventas y transmisión de las acciones con los accionistas que hubieren ejercitado el derecho de preferencia, se deberán otorgar precisamente dentro de los 15 (quince) días siguientes a la determinación y nueva notificación del secretario del número total de acciones que corresponde adquirir a cada accionista; de lo contrario y siempre que no se trate de causas imputables al accionista vendedor, el accionista comprador perderá su derecho.

F.- En caso de que no se hubiere ejercitado el derecho de preferencia en los términos mencionados o solo se hubiere ejercitado parcialmente, el accionista vendedor podrá vender o transmitir sus acciones al tercero aprobado por el consejo dentro de los 15 (quince) días posteriores al vencimiento del primer plazo, si ninguno ejercitó su derecho, o del segundo plazo si hubo alguien que si lo ejercitara; en el entendido de que la venta o transmisión deberá hacerse precisamente en el mismo precio especificado en la oferta original y en los mismos términos y condiciones. En caso de que la venta o transmisión al tercero oferente no se lleve acabo dentro del plazo de 15 (quince) días antes mencionado, cualquier venta o transmisión posterior se sujetará a las disposiciones de este artículo.

G.- El consejo podrá dispensar el procedimiento a que se refiere este artículo cuando se trate de transmisión por causa de muerte a herederos legítimos o testamentarios o cuando todos los accionistas estuvieren de acuerdo, lo que se hará constar en la resolución del consejo correspondiente.

H.- Las transferencias de acciones que se efectúen sin seguir el procedimiento señalado en este artículo, no producirán efecto alguno respecto de la sociedad y no deberán ser inscritos en el libro de registro de accionistas de la misma.

I.- Todas las transferencias de acciones se considerarán incondicionales y sin reserva respecto a la sociedad. Por lo tanto, la persona que adquiera una o mas acciones asumirá todo los derechos y obligaciones del cedente en relación con la sociedad. La posesión de una o más acciones significa la aceptación por parte del titular de las disposiciones de estos estatutos sociales, de las reformas o modificaciones que se le hicieran y de las resoluciones tomadas en asamblea de accionistas y sesiones del consejo de administración, dentro de la esfera de sus facultades respectivas.

Todos los actos relacionados con la enajenación directa e indirecta de acciones a que hace referencia este artículo, requerirán de la autorización previa de la Secretaría de Hacienda y Crédito Público o bien del aviso a que se refiere el artículo 14 de la Ley de Instituciones de Crédito según corresponda.

CAPÍTULO TERCERO

ASAMBLEAS DE ACCIONISTAS

ARTÍCULO DÉCIMO OCTAVO.- ASAMBLEAS GENERALES: La asamblea general ordinaria se reunirá cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre del ejercicio social, y en los demás casos en que sea convocada por el consejo de administración para tratar asuntos previstos en el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles y cualquier otro que no sea materia de asamblea general extraordinaria.

La asamblea general extraordinaria se reunirá cuando deba tratarse alguno de los asuntos previstos en el artículo ciento ochenta y dos de la Ley General Sociedades Mercantiles.

Las asambleas también se reunirán en los demás casos previstos por la Ley General de Sociedades Mercantiles o por la Ley de Instituciones de Crédito.

Quedan a salvo, sin embargo los casos de asambleas que deban celebrarse en los eventos previstos en los artículos ciento sesenta y seis fracción sexta, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO NOVENO.- ASAMBLEAS ESPECIALES: Las asambleas especiales se reunirán para deliberar sobre asuntos que afecten exclusivamente a los accionistas de alguna de las series de acciones y también en los casos previstos en el artículo decimosegundo, segundo párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO.- CONVOCATORIAS: Las convocatorias para las asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la asamblea. Las convocatorias contendrán, el orden del día en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas, incluso los comprendidos en el rubro de asuntos generales y deberán ser firmadas por la persona o personas que las hagan; en el entendido, de que si las hiciere el consejo de administración las hará con la firma del secretario o pro-secretario, en su caso. Los accionistas que representen por lo menos el 33% (treinta y tres por ciento) del capital social, podrán pedir por escrito, y en cualquier momento, que el consejo de administración o el comisario convoquen a una asamblea general de accionistas para discutir los asuntos que se especifiquen en el orden del día. Todo accionista dueño de una acción, tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles. Conjuntamente con la convocatoria a cualquier asamblea general ordinaria o extraordinaria podrá convocarse a las asambleas especiales a tener verificativo con la anticipación suficiente o simultánea a la asamblea general de que se trate

Desde el momento en que se publiquen las convocatorias para las asambleas, deberán estar a disposición de los accionistas, la información y documentos relacionados con cada uno de los puntos establecidos en el orden del día.

Las asambleas podrán ser celebradas sin previa convocatoria, si en el momento de la votación, la totalidad de las acciones con derecho a voto estuvieron representadas.

Las convocatorias para las asambleas designarán con exactitud el lugar, día y hora en que deben tener lugar las asambleas respectivas; en la inteligencia, que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor.

Si en una asamblea independientemente de que sea ordinaria, extraordinaria o especial, estuvieren reunidos todos los accionistas, que deban asistir a dicha asamblea, podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en el orden del día respectivo.

ARTÍCULO VIGÉSIMO PRIMERO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Para concurrir a las asambleas, los accionistas deberán entregar a la secretaría del consejo de administración, a más tardar DOS días hábiles antes del señalado para la junta, las constancias de depósito que respecto de las acciones y con el fin de que los titulares acrediten su calidad de accionistas, les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo setenta y ocho del citado ordenamiento.

En las constancias a que se hace referencia, se indicará el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los

números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Hecha la entrega, el secretario expedirá a los interesados las tarjetas del ingreso correspondiente, en las cuales se indicarán el nombre del accionista y el número de votos a que tiene derecho, así como el nombre del depositario.

Los accionistas podrán hacerse representar en las asambleas por apoderado constituido mediante poder otorgado en formularios elaborados por la propia sociedad en los términos y con los requisitos que se establecen en las fracciones primera, segunda y tercera del artículo dieciséis de la Ley de Instituciones de Crédito. Dicho poder también será entregado a la secretaría del consejo de administración conforme a las reglas arriba previstas.

La institución deberá tener a disposición de los representantes de los accionistas los formularios de los poderes durante el plazo a que se refiere el artículo ciento setenta y tres de la Ley General de Sociedades Mercantiles, con el fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

En ningún caso podrán ser mandatarios, para estos efectos, los administradores ni los comisarios de la sociedad.

ARTÍCULO VIGÉSIMO SEGUNDO.- INSTALACIÓN: Para que una asamblea ordinaria o especial de accionistas se considere legalmente reunida en virtud de primera o ulterior convocatorias, deberá estar representada en ella por lo menos el 51% (cincuenta y uno por ciento) de las acciones representativas del capital social con derecho a voto y sus resoluciones serán validas cuando se tomen por mayoría de votos de las acciones representadas en ella.

Para que una asamblea extraordinaria de accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado, por lo menos el 75% (setenta y cinco por ciento) del capital social, y sus resoluciones serán validas cuando se tomen por el voto favorable de accionistas que representen, cuando menos el 51% (cincuenta y uno por ciento) del capital pagado. En caso de segunda o ulterior convocatoria, las asambleas generales extraordinarias de accionistas podrán celebrarse si en ellas está representado, cuando menos, el 50% (cincuenta por ciento) del capital y sus resoluciones serán válidas siempre que sean tomadas por el voto favorable del número de accionistas que representen, por lo menos, el 50% (cincuenta por ciento) del capital social.

Si por cualquier motivo, no pudiere instalarse legalmente una asamblea, este hecho y sus causas se harán constar en el libro de actas, con observancia, en lo que proceda, de lo dispuesto en el artículo Vigésimo Cuarto de estos estatutos sociales.

Asimismo, podrán adoptarse resoluciones fuera de asamblea por unanimidad de los accionistas que representen la totalidad de las acciones con derecho a voto del capital ordinario, o de la categoría especial de acciones de que se trate, y dichas resoluciones tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en asamblea general o especial, respectivamente, siempre que se confirmen por escrito. El documento en el que conste la confirmación escrita deberá ser enviado al secretario de la sociedad, quien transcribirá las resoluciones respectivas en el libro de actas correspondiente, y certificará que dichas resoluciones fueron adoptadas de conformidad con esta estipulación.

ARTÍCULO VIGÉSIMO TERCERO.- DESARROLLO: Presidirá las asambleas el presidente del consejo de administración. Si, por cualquier motivo, aquel no asistiere al acto, o si se tratare de una asamblea especial, la presidencia corresponderá al accionista o al representante de accionistas que designen los concurrentes.

Actuará como secretario quien lo sea del consejo de administración, en su ausencia, el pro-secretario o la persona que designe el presidente de la asamblea. Tratándose de asamblea especial, fungirá como secretario la persona que designen los accionistas o sus representantes de la serie de acciones de que se trate.

El presidente nombrará escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes validarán la lista de asistencia, con indicación del número de acciones representadas por cada asistente; se cerciorarán de la observancia de lo dispuesto en el artículo dieciséis de la Ley de Instituciones de Crédito y rendirán su informe a la asamblea, lo que se hará constar en el acta respectiva.

No se discutirá ni resolverá cuestión alguna que no esté prevista en el orden del día, salvo por lo previsto por el último párrafo del articulo Vigésimo de estos estatutos.

Independientemente de la posibilidad de aplazamiento a que se refiere el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles, si no pudieren tratarse en la fecha señalada todos los puntos comprendidos en el orden del día, la asamblea podrá continuar su celebración mediante sesiones subsecuentes que tendrán lugar en las fechas que la misma determine, sin necesidad de nueva convocatoria; pero, entre cada dos de las sesiones de que se trate, no podrán mediar más de tres días hábiles.

Estas sesiones subsecuentes se celebrarán con el quórum exigido por estos estatutos para segunda convocatoria.

ARTÍCULO VIGÉSIMO CUARTO.- VOTACIONES Y RESOLUCIONES: En las asambleas, cada acción en circulación dará derecho a un voto, salvo las acciones de la Serie "L" que, en su momento, se emitan, mismas que tendrán las restricciones previstas en el artículo noveno de estos estatutos sociales.

Las votaciones serán económicas, salvo que la mayoría de los presentes acuerde que sean nominales o por cédula.

Los miembros del consejo de administración no podrán votar para aprobar sus cuentas, informes o dictámenes, o respecto de cualquier asunto que afecte su responsabilidad o interés personal.

Para la validez de cualquier resolución que implique la fusión de la sociedad con otra u otras instituciones, la escisión de la sociedad o la reforma de los estatutos sociales, se requerirá la aprobación de la Secretaría de Hacienda y Crédito Público. Para estos efectos, tanto la escritura constitutiva como las modificaciones estatutarias se inscribirán en el Registro Público del Comercio, con inclusión de la respectiva autorización, de acuerdo con lo dispuesto en los artículos noveno, último párrafo, vigésimo séptimo, primer párrafo y vigésimo séptimo bis primer párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO QUINTO.- ACTAS: Las actas de las asambleas se consignarán en un libro especial y serán firmadas por quien presida la asamblea, por el secretario y por el comisario o comisarios que concurran.

A un duplicado del acta, certificado por el secretario, se agregará la lista de los asistentes, con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiere publicado la convocatoria y los informes, dictámenes y demás documentos que se hubieren presentado en el acto de celebración de la asamblea o previamente a ella.

CAPÍTULO CUARTO

ADMINISTRACIÓN

ARTÍCULO VIGÉSIMO SEXTO.- ÓRGANOS DE ADMINISTRACIÓN: La dirección y administración de la sociedad serán conferidas a un consejo de administración y a un director general, en sus respectivas esferas de competencia.

Las designaciones de consejeros, director general y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a éste se ajustarán a lo dispuesto en los artículos vigésimo tercero y vigésimo cuarto de la Ley de Instituciones de Crédito, respectivamente.

La sociedad verificará que las personas designadas como consejeros, director general y los funcionarios con las dos jerarquías inmediatas inferiores a la de este último cumplan con lo dispuesto en los citados artículos.

ARTÍCULO VIGÉSIMO SÉPTIMO.- DESIGNACIÓN Y DURACIÓN: La administración y representación de la sociedad estará a cargo de un consejo de administración integrado por cuando menos 8 (ocho) consejeros que señale la asamblea de accionistas. Los accionistas de la clase I designarán por lo menos 5 (cinco) consejeros propietarios y en su caso, sus respectivos suplentes; y los accionistas de la clase II designarán por su parte, a 1 (un) consejero propietario y en su caso, su respectivo suplente, por cada 10% (diez por ciento) del capital pagado ordinario de la sociedad de la que sean propietarios, en el entendido que por lo menos el 25% del total de los

miembros del consejo de administración deberán ser consejeros independientes, cuyos nombramientos deberán ajustarse a lo establecido por el artículo vigésimo segundo de la Ley de Instituciones de Crédito.

Los miembros del consejo de administración podrán o no ser accionistas, deberán contar con calidad técnica, elegibilidad crediticia y honorabilidad, así como amplios conocimientos y experiencia en materia financiera, legal o administrativa, desempeñarán sus cargos por el término de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya su periodo de gestión hasta que los designados para sustituirlos tomen posición de sus cargos y recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.

Los accionistas que representen cuando menos un 10% (diez por ciento) del capital pagado ordinario de la sociedad, tendrán derecho a designar un consejero.

Solo podrá revocarse el nombramiento de los consejeros de minoría cuando se revoque el de todos los demás.

La mayoría de los consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional.

ARTÍCULO VIGÉSIMO OCTAVO.- SUPLENCIAS: La vacante temporal de un consejero propietario será cubierta por su respectivo suplente que remplazará a los titulares en caso de imposibilidad o impedimento de estos para asistir, situación que no será necesario acreditar.

Tratándose de la vacante definitiva de un consejero propietario, deberá convocarse a la asamblea general ordinaria, con el fin de que se haga la nueva designación. En tanto, será sustituido por su respectivo suplente.

ARTÍCULO VIGÉSIMO NOVENO.- PRESIDENCIA Y SECRETARÍA: El consejo de administración, en su primera sesión inmediatamente después de la asamblea de accionistas que lo hubiere designado, nombrará al presidente y a las personas que ocupen los demás cargos en el consejo, siempre y cuando la asamblea no los hubiese elegido. El presidente tendrá voto de calidad en caso de empate.

El presidente presidirá las asambleas generales de accionistas y las sesiones del consejo de administración, cumpliendo los acuerdos de las mismas, sin necesidad de resolución especial alguna.

El presidente del consejo de administración desempeñará su cargo por el término de un año a partir de su designación, pudiendo ser reelecto y continuará en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

El consejo de administración nombrará a un secretario, el cual podrá no ser consejero, así como a un pro-secretario que auxilie a éste y le supla en sus ausencias.

ARTÍCULO TRIGÉSIMO.- REUNIONES: El consejo de administración deberá reunirse por lo menos trimestralmente y en forma extraordinaria, cuando sea convocado por el Presidente del consejo de administración al menos el 25% de los consejeros, o cualquiera de los comisarios de la sociedad.

Las sesiones del consejo de administración serán celebradas en el domicilio social de la sociedad, pero podrán celebrarse en cualquier otro lugar dentro del territorio nacional, que estimaré oportuno dicho consejo.

Las convocatorias a las sesiones del consejo de administración, serán realizadas por el secretario o pro-secretario del consejo de administración en la forma y términos en que lo determine el propio consejo, de no determinarse dicha forma, las convocatorias deberán realizarse por escrito y remitirse a los consejeros por correo o por telefax, con una anticipación mínima de 5 (cinco) días naturales a la fecha en que deba celebrarse la sesión a los domicilios registrados en la sociedad. A los consejeros que radiquen fuera del domicilio social, deberá enviárseles la convocatoria por telegrama, telefax o correo aéreo certificado, depositado por lo menos con 5 (cinco) días de anticipación a la fecha de la sesión. La convocatoria deberá ser firmada por el presidente o el secretario o el pro-secretario del consejo de administración.

Sin perjuicio de lo anterior, el presidente del consejo de administración, al menos el 25% de los consejeros o cualquiera de los comisarios podrá convocar a una sesión del consejo en los términos antes señalados.

Para que las sesiones del consejo de administración sean válidas se requerirá la asistencia de por lo menos el 51% de los consejeros, de los cuales uno por lo menos deberá ser consejero independiente y sus resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes.

Las resoluciones tomadas fuera de sesión del consejo, por la unanimidad de sus miembros tendrán, la misma validez que si hubieren sido adoptadas en sesión de consejo, siempre que se confirmen por escrito.

Las actas de las sesiones del consejo de administración deberán ser firmadas por quien presida, por el secretario y por los comisarios que concurrieren, y se consignarán en libros especiales, de los cuales el secretario o el pro-secretario del consejo de administración podrán expedir copias certificadas, certificaciones o extractos.

ARTÍCULO TRIGÉSIMO PRIMERO.- FACULTADES: El consejo de administración tendrá las facultades que a los órganos de su clase atribuyen las leyes y estos estatutos sociales, por lo que, de manera enunciativa y no limitativa, podrá:

I. Representar a la sociedad ante las autoridades administrativas y judiciales, sean éstas municipales, estatales o federales, así como ante las autoridades del trabajo o ante árbitros o arbitradores, con poder general para pleitos y cobranzas, con el que se entiende conferidas las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, quinta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, por lo que, de manera enunciativa y no limitativa, podrá:

   A. Promover juicios de amparo y desistir de ellos;

   B. Presentar y ratificar denuncias y querellas penales, satisfacer los requisitos de éstas últimas; y desistirse de ellas;

   C. Constituirse en coadyuvante del Ministerio Público, federal o local;

   D. Otorgar perdón en los procedimientos penales;

   E. Articular o absolver posiciones en cualquier género de juicios, incluidos los laborales, en el entendido, sin embargo, de que la facultad de absolverlas sólo podrá ser ejercida por medio de personas físicas que al efecto designe el consejo de administración, en los términos de la fracción octava de este artículo, por lo que quedan absolutamente excluidos de goce de la misma cualesquiera otros funcionarios y apoderados de la sociedad; y

   F. Comparecer ante todo tipo de autoridades en materia laboral, sean administrativas o jurisdiccionales, locales o federales, actuar dentro de los procedimientos procesales o para procesales correspondientes, desde la etapa de conciliación y hasta la de ejecución laboral; y celebrar todo tipo de convenios, en los términos de los artículos once, setecientos ochenta y siete y ochocientos setenta y seis de la Ley Federal del Trabajo;

II. Administrar los negocios y bienes sociales con el poder general más amplio de administración, en los términos del artículo dos mil quinientos cincuenta y cuatro, párrafo segundo, del mencionado Código Civil;

III. Emitir, suscribir, otorgar, aceptar, avalar o endosar títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito;

IV. Ejercer actos de disposición y dominio respecto de los bienes de la sociedad, o de sus derechos reales o personales, en los términos del párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del citado Código Civil y con las facultades especiales señaladas en las fracciones primera, segunda y quinta del artículo dos mil quinientos ochenta y siete del referido ordenamiento legal;

V. En los términos del artículo ciento cuarenta y cinco de la Ley General de Sociedades Mercantiles, designar y remover al director general y a los principales funcionarios, con observancia de lo dispuesto en el artículo veinticuatro de la Ley de Instituciones de Crédito; a los delegados fiduciarios; al auditor externo de la sociedad; y al secretario y pro-secretario del propio consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones;

VI. Otorgar los poderes que crea convenientes a los funcionarios indicados en la fracción anterior, o a cualesquiera otras personas, y revocar los otorgados; y, con observancia de lo dispuesto en las leyes aplicables, delegar sus facultades en el director general, o algunas de ellas en uno o varios de los consejeros, o en los apoderados que designe al efecto, para que las ejerzan en el negocio o negocios y en los términos y condiciones que el consejo de administración señale;

VII. Delegar, a favor de la persona o personas que estime convenientes, la representación legal de la sociedad, otorgarles el uso de la firma social y conferirles poder general para pleitos y cobranzas, con las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, para que de manera enunciativa y no limitativa puedan:

  a) Ostentarse como representantes legales de la sociedad en cualquier procedimiento o proceso, administrativo, laboral, judicial o cuasijudicial y, con ese carácter hacer todo género de instancias y, señaladamente: articular y absolver posiciones en nombre de la sociedad, concurrir, en el periodo conciliatorio, ante las Juntas de Conciliación y Arbitraje; intervenir en las diligencias respectivas; y celebrar toda clase de convenios con los trabajadores;

  b) Realizar todos los otros actos jurídicos a que se refiere la fracción primera de este artículo;

  c) Sustituir los poderes y facultades de que se trata, sin merma de los suyos y otorgar y revocar mandatos; y

VIII. Establecer los comités que se requieran conforme a las disposiciones legales aplicables así como los que considere convenientes para la administración de la sociedad con excepción del comité de auditoría.

IX. En general, llevar al cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines de la sociedad, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Las referencias de este artículo a los preceptos del Código Civil para el Distrito Federal, se entienden hechas a los correlativos de los Códigos Civiles de las entidades en las que el mandato se ejerza.

ARTÍCULO TRIGÉSIMO SEGUNDO.- REMUNERACIÓN: Los miembros del consejo de administración percibirán, por concepto de emolumentos, la cantidad que determine la asamblea general ordinaria. Las decisiones relativas permanecerán en vigor mientras no sean modificadas por la propia asamblea general ordinaria.

ARTÍCULO TRIGÉSIMO TERCERO.- DISTRIBUCIÓN DE EMOLUMENTOS: Los emolumentos de que se trata en los artículos trigésimo primero y trigésimo segundo de estos estatutos sociales, se cargarán a los resultados del ejercicio y se distribuirán, respectivamente, entre los miembros de los órganos a que el precepto primeramente citado se refiere y entre los propietarios y suplentes del consejo de administración, en proporción al número de las sesiones a que hubiere asistido.

ARTÍCULO TRIGÉSIMO CUARTO.- COMITÉ DE AUDITORÍA: La sociedad contará con un comité de auditoría con carácter consultivo en los términos establecidos por el artículo vigésimo primero de la Ley de Instituciones de Crédito. Los miembros del comité de auditoría serán nombrados mediante asamblea general ordinaria de accionistas.

CAPÍTULO QUINTO

VIGILANCIA

ARTÍCULO TRIGÉSIMO QUINTO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada por lo menos a un comisario designado por los accionistas de la Serie "O" y, en su caso, un comisario nombrado por los de la Serie "L", así como sus respectivos suplentes. El nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles más las que establezcan otros ordenamientos legales.

ARTÍCULO TRIGÉSIMO SEXTO.- PROHIBICIONES: No podrán ser comisarios las personas mencionadas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, así como las inhabilitadas por la Comisión Nacional Bancaria y de Valores de conformidad con lo dispuesto por el artículo veinticinco de la Ley de Instituciones de Crédito.

ARTÍCULO TRIGÉSIMO SÉPTIMO.- DURACIÓN: Los comisarios durarán en funciones UN año, pudiendo ser reelectos y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

ARTÍCULO TRIGÉSIMO OCTAVO.- REMUNERACIÓN: Los comisarios recibirán la retribución que fije la asamblea general ordinaria de accionistas y deberán asistir, con voz, pero sin voto, a las asambleas de accionistas, a las sesiones del consejo de administración, y a las juntas de los comités que aquel determine.

CAPÍTULO SEXTO

GARANTÍAS, EJERCICIOS SOCIALES, INFORMACIÓN FINANCIERA PÉRDIDAS Y GANANCIAS

ARTÍCULO TRIGÉSIMO NOVENO.- GARANTÍAS: Los miembros del consejo de administración y los comisarios no estarán obligados a otorgar garantía alguna de su gestión a menos que lo establezca la asamblea general ordinaria de accionistas.

ARTÍCULO CUADRAGÉSIMO.- EJERCICIO SOCIAL: El ejercicio social comenzará el primero de enero y terminará el treinta y uno de diciembre de cada año, salvo por el primer ejercicio social que iniciará en la fecha de su constitución y concluirá el treinta y uno de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO PRIMERO.- INFORMACIÓN FINANCIERA: Anualmente, el consejo de administración y los comisarios presentarán a la asamblea general ordinaria el informe y el dictamen a que se refieren los artículos ciento sesenta y seis, fracción cuarta y ciento setenta y dos de la Ley General de Sociedades Mercantiles.

Los estados financieros anuales dictaminados de la sociedad deberán ser publicados conforme a lo establecido en el artículo ciento uno de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- UTILIDADES: En cuanto a las utilidades que se obtengan, se observarán las siguientes reglas:

I. Se crearán las provisiones necesarias para el pago de la participación de los trabajadores en las utilidades.

II. Se constituirán e incrementarán las reservas del capital previstas en la Ley de Instituciones de Crédito y en disposiciones administrativas expedidas con base en la misma; y

III. En su caso y con observancia de las normas legales y administrativas aplicables, se decretará el pago de los dividendos que la asamblea ordinaria determine, y el resto de las utilidades del ejercicio, así como los remanentes de los ejercicios anteriores quedarán a disposición de la propia asamblea general ordinaria, a menos que ésta decida otra cosa, en el entendido que no podrán repartirse dividendos durante los primeros tres ejercicios.

CAPÍTULO SÉPTIMO

DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO

ARTÍCULO CUADRAGÉSIMO TERCERO.- DISOLUCIÓN: La sociedad se disolverá en el supuesto de que se le revoque la autorización para organizarse y operar como institución de banca múltiple.

La disolución de la sociedad así como los respectivos acuerdos que al efecto tome la asamblea extraordinaria surtirán efectos a partir de la fecha en que la Secretaría de Hacienda y Crédito Publico expida la revocación de la autorización correspondiente, y los citados acuerdos se inscriban en el Registro Público de Comercio del domicilio social de la sociedad.

ARTÍCULO CUADRAGÉSIMO CUARTO.- LIQUIDADOR: El cargo de liquidador deberá recaer en el Instituto para la Protección al Ahorro Bancario. Sin embargo, mientras el nombramiento del liquidador no haya sido inscrito en el Registro Público de Comercio y mientras aquél no haya entrado en funciones, el consejo de administración y el director general continuarán desempeñando su cargo, pero no podrán celebrar nuevas operaciones.

ARTÍCULO CUADRAGÉSIMO QUINTO.- LIQUIDACIÓN: En caso de que la Sociedad se ubique en cualquiera de los supuestos del artículo 29 de la Ley de Instituciones de Crédito, la liquidación se practicará de conformidad con lo establecido en el mismo.

Durante el período de liquidación, la asamblea se reunirá en los términos que previene el capítulo tercero de estos estatutos sociales, y el liquidador desempeñará, respecto de ella y de la sociedad misma, las funciones que en la vida normal de la última corresponden al consejo de administración.

ARTÍCULO CUADRAGÉSIMO SEXTO.- DECLARACIÓN DE CONCURSO: La Comisión Nacional Bancaria y de Valores y el Instituto para la Protección al Ahorro Bancario, podrán solicitar la declaración de concurso mercantil de la sociedad en los términos de la Ley de Concursos Mercantiles. El concurso mercantil se regirá por lo señalado en la Ley de Protección al Ahorro Bancario y el Título Octavo, Capitulo II de la Ley de Concursos Mercantiles.

En los casos a que se refiere el párrafo anterior, el cargo de Síndico deberá recaer en Instituto para la Protección al Ahorro Bancario.

CAPÍTULO OCTAVO

NORMATIVIDAD SUPLETORIA, SOLUCIÓN DE CONFLICTOS Y MEDIDAS CORRECTIVAS

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- NORMAS SUPLETORIAS: Para todo lo no previsto en estos estatutos sociales se estará a las disposiciones contenidas en la Ley de Instituciones de Crédito, en la Ley del Banco de México, y (i) en la aplicación supletoria de la Legislación Mercantil; (ii) a los usos y prácticas bancarias y mercantiles; (iii) a las normas del Código Civil para el Distrito Federal; y (iv) el Código Fiscal de la Federación para efectos de las notificaciones y los recursos a que se refieren los artículos 25 y 110 de la Ley de Instituciones de Crédito. .

ARTÍCULO CUADRAGÉSIMO OCTAVO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento de estos estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro.

ARTÍCULO CUADRAGÉSIMO NOVENO.- MEDIDAS CORRECTIVAS.- De conformidad con lo dispuesto por los artículos 134 Bis y 134 Bis 1 de la Ley de Instituciones de Crédito, la sociedad estará obligada a implementar las medidas correctivas mínimas y las medidas correctivas especiales adicionales que dicte la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general de acuerdo con la categoría en que hubiese sido clasificada la sociedad, tomando como base el índice de capitalización requerido conforme a las disposiciones aplicables a los requerimientos de capitalización, emitidas por la Secretaría de Hacienda y Crédito Público en términos del artículo 50 de la Ley de referencia.

Para los efectos señalados en el párrafo anterior, se estará a lo siguiente:

I. En el supuesto de que la sociedad no cumpla con los requerimientos de capitalización previstos en el artículo 50 de la Ley de Instituciones de Crédito y demás disposiciones que de él emanen, la Comisión Nacional Bancaria y de

Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

   En caso de que la sociedad llegara a formar parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) En un plazo no mayor a 20 días, presentar a la Comisión Nacional Bancaria y de Valores, para su aprobación, un plan de restauración de capital que tenga como resultado un incremento en su índice de capitalización, el cual podrá contemplar un programa de mejora en eficiencia operativa, racionalización de gastos e incremento en la rentabilidad, la realización de aportaciones al capital social y límites a las operaciones que la sociedad pueda realizar en cumplimiento de su objeto social, o a los riesgos derivados de dichas operaciones. El plan de restauración de capital deberá ser aprobado por el consejo de administración de la sociedad antes de ser presentado a la propia Comisión.

   La sociedad deberá determinar en el plan de restauración de capital que, conforme a lo establecido en el párrafo anterior deba presentar, metas periódicas, así como el plazo en el cual el capital de la sociedad obtendrá el nivel de capitalización requerido conforme a las disposiciones aplicables.

   En caso de que a la sociedad le resulte aplicable lo previsto en este inciso, deberá cumplir con el plan de restauración de capital dentro del plazo que establezca la Comisión Nacional Bancaria y de Valores, el cual en ningún caso podrá exceder de 270 días naturales contados a partir del día siguiente al que se notifique a la sociedad, la aprobación respectiva. Para la determinación del plazo para el cumplimiento del plan de restauración, la Comisión deberá tomar en consideración la categoría en que se encuentre ubicada la sociedad, su situación financiera, así como las condiciones que en general prevalezcan en los mercados financieros. La Comisión Nacional Bancaria y de Valores, por acuerdo de su Junta de Gobierno, podrá prorrogar por única vez este plazo por un periodo que no excederá de 90 días naturales.

   La Comisión Nacional Bancaria y de Valores dará seguimiento y verificará el cumplimiento del plan de restauración de capital, sin perjuicio de la procedencia de otras medidas correctivas dependiendo de la categoría en que se encuentre clasificada la sociedad;

c) Suspender el pago a los accionistas de dividendos provenientes de la sociedad, así como cualquier mecanismo o acto que implique una transferencia de beneficios patrimoniales. En caso de que la sociedad pertenezca a un grupo financiero, la medida prevista en este inciso será aplicable a la sociedad controladora del grupo al que pertenezca, así como a las entidades financieras o sociedades que formen parte de dicho grupo.

   Lo dispuesto en el párrafo anterior no será aplicable tratándose del pago de dividendos que efectúen las entidades financieras o sociedades integrantes del grupo distintas a la sociedad, cuando el referido pago se aplique a la capitalización de la sociedad;

d) Suspender los programas de recompra de acciones representativas del capital social de la sociedad y, en caso de pertenecer a un grupo financiero, también los de la sociedad controladora de dicho grupo;

e) Diferir el pago de intereses y, a juicio de la Comisión Nacional Bancaria y de Valores, diferir el pago de principal o convertir anticipadamente en

acciones las obligaciones subordinadas que se encuentren en circulación, hasta por la cantidad que sea necesaria para cubrir el faltante de capital. Esta medida correctiva será aplicable a aquellas obligaciones subordinadas que, en términos de lo previsto en las disposiciones a que se refiere el primer párrafo del artículo 50 de la Ley de Instituciones de Crédito, computen como parte del capital neto de las instituciones de banca múltiple.

En caso de que la sociedad emita obligaciones subordinadas de las referidas en el párrafo inmediato anterior, deberán incluir en los títulos de crédito correspondientes, en el acta de emisión, en el prospecto informativo, así como en cualquier otro instrumento que documente la emisión, la posibilidad de que sea procedente la implementación de esta medida cuando se actualicen las causales correspondientes conforme a las reglas a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito, sin que sea causal de incumplimiento por parte de la sociedad;

f) Suspender el pago de las compensaciones y bonos extraordinarios adicionales al salario del director general y de los funcionarios de los dos niveles jerárquicos inferiores a éste, así como no otorgar nuevas compensaciones en el futuro para el director general y funcionarios, hasta en tanto la sociedad cumpla con los niveles de capitalización requeridos por la Secretaría de Hacienda y Crédito Público en términos de las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito. Esta previsión deberá contenerse en los contratos y demás documentación que regulen las condiciones de trabajo.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los funcionarios de la sociedad.

La medida prevista en este inciso es sin perjuicio de los derechos laborales adquiridos a favor de las personas que conforme a la misma puedan resultar afectadas;

g) Abstenerse de convenir incrementos en los montos vigentes en los créditos otorgados a las personas consideradas como relacionadas en términos del artículo 73 de la Ley de Instituciones de Crédito, y

h) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito;

II. En el supuesto de que la sociedad cumpla con el índice mínimo de capitalización requerido de acuerdo con el artículo 50 de la Ley de Instituciones de Crédito y las disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

En caso de que la sociedad forme parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) Abstenerse de celebrar operaciones cuya realización genere que su índice de capitalización se ubique por debajo del requerido conforme a las disposiciones aplicables, y

c) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito

III. Independientemente del índice de capitalización de la sociedad, la Comisión Nacional Bancaria y de Valores podrá ordenar la aplicación de las siguientes medidas correctivas especiales adicionales:

a) Contratar los servicios de auditores externos u otros terceros especializados para la realización de auditorías especiales sobre cuestiones específicas;

b) Abstenerse de convenir incrementos en los salarios y prestaciones de los funcionarios y empleados en general, exceptuando las revisiones salariales convenidas y respetando en todo momento los derechos laborales adquiridos.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los empleados o funcionarios de la sociedad;

c) Sustituir funcionarios, consejeros, comisarios o auditores externos, nombrando la propia sociedad a las personas que ocuparán los cargos respectivos. Lo anterior es sin perjuicio de las facultades de la Comisión Nacional Bancaria y de Valores previstas en el artículo 25 de la Ley de Instituciones de Crédito para determinar la remoción o suspensión de los miembros del consejo de administración, directores generales, comisarios, directores y gerentes, delegados fiduciarios y demás funcionarios que puedan obligar con su firma a la sociedad, o

d) Las demás que determine la Comisión Nacional Bancaria y de Valores, con base en el resultado de sus funciones de inspección y vigilancia, así como en las sanas prácticas bancarias y financieras.

Adicionalmente a las medidas antes señaladas, la sociedad deberá llevar a cabo las acciones concretas que la Comisión Nacional Bancaria y de Valores defina para que no se deteriore su índice de capitalización;

Asimismo, para la aplicación de las medidas a que se refiere esta fracción, la Comisión Nacional Bancaria y de Valores podrá considerar, entre otros elementos, la categoría en que la sociedad haya sido clasificada, su situación financiera integral, el cumplimiento al marco regulatorio, la tendencia del índice de capitalización de la sociedad y de los principales indicadores que reflejen el grado de estabilidad y solvencia, la calidad de la información contable y financiera, y el cumplimiento en la entrega de dicha información, y

IV. Cuando la sociedad mantenga un índice de capitalización superior en un veinticinco por ciento o más, al requerido de conformidad con las disposiciones aplicables, no se aplicarán las medidas correctivas mínimas ni las medidas correctivas adicionales señaladas en las fracciones I a III del presente artículo."

II.2. Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, y como consecuencia de la conversión a institución de banca múltiple se resuelve que el capital social de la sociedad quede integrado de la siguiente manera:

Accionista	Acciones Serie "O"		
	Clase I	Clase II	Total
Compartamos, A.C.	13,789,231	188,103	13,977,334
Accion Gateway Fund, L.L.C.		6,435,539	6,435,539
International Finance Corporation		3,767,549	3,767,549
Alfredo Humberto Harp Calderoni		1,727,690	1,727,690
José Ignacio Avalos Hernández	1,687,297	23,017	1,710,314

Juan José Gutiérrez Chapa		1,030,351	1,030,351
Carlos Labarthe Costas	984,837	13,434	998,271
Carlos Antonio Danel Cendoya	945,655	12,900	958,555
Charbel Christian Francisco Harp Calderoni		872,246	872,246
Luis Fernando Narchi Karam		855,444	855,444
Fausto Enrique Miranda Gutiérrez	716,588	9,775	726,363
Alejandro González Zabalegui		337,949	337,949
Juan Carlos Letayf Yapur		501,809	501,809
José Luis Labarthe Hernández	444,571	6,065	450,636
Miguel Avalos y de Mendizabal	438,543	5,982	444,525
Oscar Iván Mancillas Gabriele	206,462	2,816	209,278
Juan Carlos Domenzain Arizmendi		207,751	207,751
Federico Hernández Martínez	125,836	1,716	127,552
Javier Fernández Cueto González de Cosío	106,245	1,450	107,695
Pedro Fernando Landeros Verdugo		103,111	103,111
Alejandro Puente Barrón		103,111	103,111
Suma	19,445,265	16,207,808	35,653,073

II.3 Se instruye al secretario del consejo de administración de la sociedad, para que proceda a elaborar los asientos correspondientes en el registro de acciones, y a elaborar los títulos de acciones correspondientes, con motivo de los acuerdos que anteceden, los cuales serán canjeados a los accionistas contra los anteriores. En tanto se expiden títulos definitivos de acciones, la sociedad podrá entregar a los accionistas certificados provisionales.

III. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Carlos Enrique Calderón López, Carolina Patricia Velazco Bernal, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos: (i) realice las modificaciones y/o correcciones que exija la Secretaría de Hacienda y Crédito Público, Banco de México o la Comisión Nacional Bancaria y de Valores a los estatutos sociales o a la presente acta, siempre que las mismas sean de acuerdo con las disposiciones legales aplicables; (ii) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; (iii) gestione las inscripciones correspondientes en el Registro Público de Comercio del domicilio de la sociedad; (iv) presente las publicaciones y avisos que sean estipulados por la Ley y, (v) en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE BANCO COMPARTAMOS, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS 19 DE DICIEMBRE DE 2006

Acuerdos adoptados en la asamblea extraordinaria de Banco Compartamos, S.A. Institución de Banca Múltiple, celebrada a las 10:00 horas del día 19 de diciembre de 2006 a la cual fueron debidamente convocados a través de la publicación de la convocatoria en el periódico "El Economista" de fecha 4 de diciembre de 2006.

ACUERDOS

I. Resoluciones sobre la modificación a los estatutos sociales en términos de lo dispuesto por el artículo segundo transitorio del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley de Instituciones de Crédito y de la Ley de Protección al Ahorro Bancario, publicado en el Diario Oficial de la Federación el 6 de julio de 2006.

I.1 Se aprueba modificar los estatutos sociales de Banco Compartamos, S.A. Institución de Banca Múltiple para adecuarlos al decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley de Instituciones de Crédito y de la Ley de Protección al Ahorro Bancario, publicado en el Diario Oficial de la Federación el 6 de julio de 2006, para que los mismos queden redactados de la siguientes manera:

"ESTATUTOS SOCIALES DE
BANCO COMPARTAMOS, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE"

CAPÍTULO PRIMERO

DENOMINACIÓN, OBJETO, DURACIÓN, DOMICLIO Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN: La denominación de la sociedad es "BANCO COMPARTAMOS", la cual irá seguida de las palabras Sociedad Anónima o de su abreviatura, S.A. y la expresión, "Institución de Banca Múltiple".

ARTÍCULO SEGUNDO.- OBJETO SOCIAL: La sociedad, como institución de banca múltiple, tiene por objeto la prestación del servicio de banca y crédito en los términos de la Ley de Instituciones de Crédito y, en consecuencia podrá realizar las operaciones y prestar los servicios bancarios a que se refiere el artículo cuarenta y seis de dicha Ley, en todas sus modalidades, así como las demás operaciones que le estén expresamente permitidas por la Ley de Instituciones de Crédito, las demás disposiciones legales y administrativas aplicables y con apego a las sanas prácticas y a los usos bancarios mercantiles así como aquellas operaciones análogas o conexas que autorice la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

ARTÍCULO TERCERO.- DESARROLLO DEL OBJETO: Para cumplir con su objeto la sociedad podrá:

I. Adquirir, enajenar, poseer, arrendar, usufructuar, y en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e

inmuebles que sean necesarios para la realización de su objeto y el cumplimiento de sus fines;

II. Realizar cualquier otra actividad que pueda llevar a cabo de conformidad con la Ley de Instituciones de Crédito, las disposiciones que al efecto dicten la Secretaría de Hacienda y Crédito Público, el Banco de México y otras autoridades competentes y, en general la legislación aplicable; en el entendido que la sociedad en ningún caso podrá realizar las actividades prohibidas a las instituciones de crédito en los términos del artículo 106 de la Ley de Instituciones de Crédito; y

III. Realizar todos los actos jurídicos necesarios para el desempeño de sus actividades y la consecución de sus objetivos.

ARTÍCULO CUARTO.- DURACIÓN:

La duración de la sociedad será indefinida.

ARTÍCULO QUINTO.- DOMICILIO: El domicilio de la sociedad será la Ciudad de México, Distrito Federal, y podrá, establecer sucursales, agencias y oficinas en otros lugares de la República o en el extranjero, o pactar domicilios convencionales, de conformidad con las autorizaciones y/o procedimientos que al efecto establece la Ley de Instituciones de Crédito, sin que por ello se entienda cambiado su domicilio social.

ARTÍCULO SEXTO.- NACIONALIDAD: La sociedad es mexicana. Los accionistas extranjeros que la sociedad tenga o llegare a tener quedan obligados formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, autorizaciones, participaciones o intereses de que sea titular la sociedad, como igualmente de los derechos y obligaciones que deriven de los contratos en que sea parte la sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las participaciones sociales que hubieren adquirido.

CAPÍTULO SEGUNDO

CAPITAL SOCIAL

ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: La sociedad tendrá un capital social de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100) M.N., representado por 35'653,073 (treinta y cinco millones seiscientas cincuenta y tres mil setenta y tres) acciones Serie "O", ordinarias, nominativas, con valor nominal de $12.00 (doce pesos 00/100) M.N. cada una, conforme lo resuelva la asamblea de accionistas, cuando menos el 51% (cincuenta y uno por ciento) serán clase I y hasta el 49% (cuarenta y nueve por ciento) serán clase II.
La sociedad podrá tener capital adicional, el cual estará representado por las acciones Serie "L".

ARTÍCULO OCTAVO.- CAPITAL MÍNIMO: El capital mínimo, cuyo monto se determinará de acuerdo con la Ley de Instituciones de Crédito, deberá estar íntegramente pagado. Cuando el capital social exceda del mínimo, deberá estar pagado por lo menos en un

CINCUENTA POR CIENTO, siempre que dicho porcentaje no sea inferior al mínimo establecido.

Lo dispuesto en los párrafos anteriores deberá estar contenido en los certificados provisionales o títulos definitivos representativos de las acciones.

Cuando la sociedad anuncie su capital social, deberá al mismo tiempo anunciar su capital pagado.

ARTÍCULO NOVENO.- ACCIONES: Las acciones representativas del capital social serán nominativas y de igual valor, dentro de cada Serie, conferirán a sus tenedores los mismos derechos y deberán pagarse íntegramente en efectivo en el acto de ser suscritas.

El capital social se podrá dividir en las siguientes series de acciones:

(1) la Serie "O", que en todo momento representará el CIEN POR CIENTO (100%) del capital ordinario de la sociedad y que podrá dividirse en dos clases: (i) la clase I, que en todo momento representará no menos del cincuenta y uno por ciento del capital ordinario de la sociedad; y (ii) la clase II, que no excederá del cuarenta y nueve por ciento del capital social. Ambas clases son de libre suscripción.

(2) la Serie "L", integrado por acciones preferentes, a ser emitidas hasta por un monto equivalente al cuarenta por ciento (40%) del capital pagado de la Institución, previa autorización de la Comisión Nacional Bancaria y de Valores. Estas acciones son de voto limitado y otorgarán derecho de voto únicamente en los asuntos relativos a cambio de objeto, fusión, escisión, transformación, disolución y liquidación, los actos corporativos referidos en los artículos 29 Bis, 29 Bis 2 y 122 Bis 9 de la Ley de Instituciones de Crédito así como a la inscripción y cancelación de su inscripción en cualesquiera bolsas de valores.

Las acciones Serie "L" otorgarán asimismo derecho a recibir un dividendo preferente y acumulativo y serán reembolsadas antes de rembolsar las acciones ordinarias, en caso de liquidación. En ningún caso los dividendos de esta serie podrán ser inferiores a los de las otras series.

ARTÍCULO DÉCIMO.- TÍTULO DE ACCIONES: Las acciones estarán representadas por títulos definitivos y en tanto éstos se expidan, por certificados provisionales. Los títulos o certificados ampararán en forma independiente las acciones de cada una de las series que se pongan en circulación, los certificados o títulos definitivos tendrán una numeración progresiva distinta para cada serie, contendrán las menciones y requisitos a que se refiere el artículo 125 de la Ley General de Sociedades Mercantiles, los supuestos y acciones mencionadas en los artículos 29 Bis 1, 29 Bis 2, 29 Bis 4, 122 Bis 7 al 112 Bis 15, así como los consentimientos expresos a que se refieren los artículos 122 Bis 5 y 122 Bis 15 de la Ley de Instituciones de Crédito, y las demás que conforme a otras disposiciones aplicables deban contener, así como la de los artículos sexto, décimo primero, en lo conducente décimo cuarto, décimo quinto, y cuarto y quinto párrafos del artículo décimo noveno, de estos estatutos sociales; y llevarán las firmas de dos consejeros propietarios, las cuales podrán ser autógrafas o facsimilares, en cuyo caso deberán depositarse en el Registro Público del Comercio del domicilio de la sociedad.

ARTÍCULO DÉCIMO PRIMERO.- TITULARIDAD DE ACCIONES: Sujeto a lo establecido en el artículo Noveno anterior, cualquier persona física o moral podrá adquirir, mediante una o varias operaciones simultáneas o sucesivas, el control de acciones de la Serie "O" representativas del capital ordinario de la sociedad, en el entendido que: (i) las personas que adquieran o transmitan directa o indirectamente acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (ii) las personas que adquieran directa o indirectamente acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público.

En el supuesto de que uno o más accionistas pretendan obtener el control de la administración de la sociedad, deberá acompañar a la solicitud respectiva, según corresponda:

I. Relación de las personas que, en su caso, pretendan adquirir el control de la sociedad, indicando el capital que suscribirán, la forma en que lo pagarán, así como el origen de los recursos con los que se realizará dicho pago;

II. Relación de los consejeros y directivos que nombrarían en la sociedad.

III. Plan general de funcionamiento de la sociedad, el cual deberá contemplar los aspectos señalados en el artículo 10 fracción II de la Ley de Instituciones de Crédito.

IV. Programa estratégico para la implementación del gobierno corporativo de la sociedad, y

V. La demás documentación conexa que requiera la Secretaría de Hacienda y Crédito Público a efecto de evaluar la solicitud correspondiente.

Para efectos de lo dispuesto en el párrafo anterior, se entenderá que se obtiene el control de la sociedad cuando se adquiera el treinta por ciento o más de las acciones representativas de su capital social, se tenga el control de la asamblea general de accionistas, se esté en posibilidad de nombrar a la mayoría de los miembros del consejo de administración, o por cualquier otro medio se controle a la institución de banca múltiple de que se trate.

Las acciones de la Serie "L", serán de libre suscripción.

No podrán participar en forma alguna en el capital social de la sociedad personas morales extranjeras que ejerzan funciones de autoridad.

ARTÍCULO DÉCIMO SEGUNDO.- AUMENTOS Y DISMINUCIONES DE CAPITAL: Los aumentos del capital social se resolverán por acuerdo de la asamblea extraordinaria de accionistas, conforme a las reglas previstas en el presente artículo, siendo necesario reformar los estatutos sociales. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicho aumento, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales.

El capital social sólo podrá disminuirse por resolución de la asamblea general extraordinaria de accionistas y la consiguiente reforma de estos estatutos sociales, cumpliendo en todo caso con lo dispuesto por el artículo nueve de la Ley General de Sociedades Mercantiles. El acta de dicha asamblea deberá protocolizarse ante notario

público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicha disminución, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales, la Ley de Instituciones de Crédito y la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO TERCERO.- COLOCACIÓN DE ACCIONES EN TESORERÍA:
Las acciones representativas de la parte no suscrita del capital se conservarán en la tesorería de la sociedad, el consejo de administración tendrá la facultad de ponerlas en circulación en las formas, épocas, condiciones y cantidades que juzgue convenientes, contra el pago en efectivo de su valor nominal, y en su caso, de la prima que el propio órgano determine.

ARTÍCULO DÉCIMO CUARTO.- DERECHO DE PREFERENCIA: En caso de aumento de la parte pagada del capital social mediante la suscripción de acciones de tesorería, o de aumento del capital social por emisión de nuevas acciones, los tenedores de las que estén en circulación tendrán preferencia, en proporción a aquellas de cada serie y clase de que sean titulares, para la suscripción de las de nueva colocación que correspondan a dicha serie y/o clase. Este derecho se ejercerá mediante pago en efectivo y de acuerdo con las normas que al efecto establezca el consejo de administración; pero, en todo caso, deberá concederse a los accionistas un plazo no mayor de (15) quince días hábiles bancarios para su pago, contados a partir de la fecha de publicación de los acuerdos relativos en el periódico oficial del domicilio social.

Si después de que se concluya el plazo mencionado o el señalado al efecto por el consejo de administración hubieren quedado acciones pendientes de suscripción y pago en los términos previstos, entonces los accionistas, sujeto a lo establecido en el artículo Noveno anterior, que si hubieren ejercido su derecho de preferencia, tendrán un derecho preferente adicional, para suscribir dichas acciones en proporción a su participación en el capital social pagado, aún cuando las acciones que hubieren quedado sin suscribir pertenezcan a una serie distinta a aquellas de las que sean titulares siempre y cuando no se contravenga lo previsto en el artículo Décimo Primero de estos estatutos sociales. Dicho derecho de preferencia adicional, podrá ser ejercido dentro de un plazo adicional de diez días hábiles bancarios, contados a partir de la fecha en que hubiere concluido el plazo inicialmente fijado para la suscripción y pago de la nueva emisión de acciones, lo que deberá hacerse constar en el aviso que al efecto se publique en los términos del primer párrafo de este artículo. Si concluido dicho plazo adicional, aún quedaren acciones sin suscribir y pagar entonces se aplicará lo dispuesto en el artículo décimo tercero de estos estatutos sociales.

ARTÍCULO DÉCIMO QUINTO.- DEPÓSITO Y REGISTRO DE ACCIONES: Los certificados provisionales y los títulos de las acciones se mantendrán en depósito en alguna de las instituciones para el depósito de valores, la cual en ningún caso estará obligada a entregarlas a los titulares.

La sociedad llevará un libro de registro de acciones en el que se harán los asientos a que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles y considerará como dueños de las acciones a quienes aparezcan inscritos como tales en el mismo.

De acuerdo con lo dispuesto en el artículo doscientos noventa, fracción primera, en relación con el doscientos ochenta fracción octava de la Ley del Mercado de Valores, el libro de registro de acciones a que se refiere el párrafo anterior, podrá ser llevado a solicitud del propio banco por una institución para el depósito de valores de las previstas en dicho ordenamiento en base a los asientos que ésta realice complementados con los listados que al mismo precepto se refiere.

ARTICULO DÉCIMO SEXTO.- ENAJENACIÓN DE ACCIONES: La propiedad y transferencia de las acciones representativas del capital social se regirán por las siguientes reglas:

A.- La propiedad de las acciones se transferirá mediante el endoso del título o certificado respectivo o por cualquier otro medio legal, sujeto a la previa aprobación del consejo de administración, y siempre y cuando se agote el procedimiento establecido en los incisos C a F de este artículo. La suscripción, adquisición y transferencia de las acciones serán reconocidas por la sociedad únicamente cuando hayan sido inscritas en el registro de acciones que llevará el secretario del consejo de administración. Los títulos o certificados de acciones que hubieran sido transferidas en los términos señalados, se entregarán a la sociedad para su cancelación y para la expedición de nuevos títulos o certificados a favor del cesionario.

B.- Las acciones de la clase I y II que sean propiedad de inversionistas extranjeros, también deberán quedar inscritas en el registro a que se refieren los artículos 31 (treinta y uno) y 32 (treinta y dos) de la Ley de Inversión Extranjera, dentro del plazo indicado por dicha ley.

C.- Los accionistas de la sociedad gozarán del derecho de preferencia en proporción al número de acciones de que sean tenedores, para adquirir las acciones que algún otro accionista desee vender o transferir a terceros por cualquier razón. Los accionistas que sean inversionistas extranjeros conforme a la Ley de Inversión Extranjera podrán ejercitar su derecho de preferencia directamente, si llegan a obtener las autorizaciones correspondientes, o designando a uno o varios compradores que califiquen como inversionistas mexicanos conforme a la ley. Al efecto, cualquier accionista que desea vender o en cualquier otra forma transmitir acciones de su propiedad, deberá notificarlo por escrito al presidente del consejo de administración, con copia al secretario, acompañando la oferta que se hubiera recibido y/o la documentación completa que establezca todos los demás términos y condiciones aplicables a la operación. El presidente del consejo, o en su defecto el secretario, convocará a una sesión del consejo de administración, que deberá celebrarse dentro de los 8 (ocho) días hábiles siguientes al recibo de la notificación mencionada y de la documentación completa, a fin de analizar, y en su caso, aprobar la operación propuesta o, en caso contrario, designar comprador calificado; la operación que se hubiere aprobado podrá llevarse a cabo solamente después de que los demás accionistas no hubieren ejercitado su derecho de preferencia conforme a los siguientes incisos de los siguientes artículos.

D.- Los demás accionistas tendrán el derecho de preferencia para adquirir tales acciones durante un plazo de 15 (quince) días naturales siguientes al recibo de la notificación que al efecto haga el secretario del consejo de administración a cada uno de ellos en forma fehaciente, en el precio y en los términos consignados en la propia notificación. Dicho derecho de preferencia deberá ser ejercitado mediante notificación por escrito del accionista de que se trate al secretario del consejo, también en forma fehaciente.

E.- En el caso de que uno o varios accionistas no ejerciten su derecho de preferencia dentro del término de 15 (quince) días señalados, su parte incrementará el derecho de los demás accionistas que si lo hubieran ejercitado. El secretario del consejo notificará a éstos, quienes tendrán un plazo adicional de 5 (cinco) días a partir

de la nueva notificación para adquirir tales acciones. La o las operaciones de ventas y transmisión de las acciones con los accionistas que hubieren ejercitado el derecho de preferencia, se deberán otorgar precisamente dentro de los 15 (quince) días siguientes a la determinación y nueva notificación del secretario del número total de acciones que corresponde adquirir a cada accionista; de lo contrario y siempre que no se trate de causas imputables al accionista vendedor, el accionista comprador perderá su derecho.

F.- En caso de que no se hubiere ejercitado el derecho de preferencia en los términos mencionados o solo se hubiere ejercitado parcialmente, el accionista vendedor podrá vender o transmitir sus acciones al tercero aprobado por el consejo dentro de los 15 (quince) días posteriores al vencimiento del primer plazo, si ninguno ejercitó su derecho, o del segundo plazo si hubo alguien que si lo ejercitara; en el entendido de que la venta o transmisión deberá hacerse precisamente en el mismo precio especificado en la oferta original y en los mismos términos y condiciones. En caso de que la venta o transmisión al tercero oferente no se lleve acabo dentro del plazo de 15 (quince) días antes mencionado, cualquier venta o transmisión posterior se sujetará a las disposiciones de este artículo.

G.- El consejo podrá dispensar el procedimiento a que se refiere este artículo cuando se trate de transmisión por causa de muerte a herederos legítimos o testamentarios o cuando todos los accionistas estuvieren de acuerdo, lo que se hará constar en la resolución del consejo correspondiente.

H.- Las transferencias de acciones que se efectúen sin seguir el procedimiento señalado en este artículo, no producirán efecto alguno respecto de la sociedad y no deberán ser inscritos en el libro de registro de accionistas de la misma.

I.- Todas las transferencias de acciones se considerarán incondicionales y sin reserva respecto a la sociedad. Por lo tanto, la persona que adquiera una o mas acciones asumirá todo los derechos y obligaciones del cedente en relación con la sociedad. La posesión de una o más acciones significa la aceptación por parte del titular de las disposiciones de estos estatutos sociales, de las reformas o modificaciones que se le hicieran y de las resoluciones tomadas en asamblea de accionistas y sesiones del consejo de administración, dentro de la esfera de sus facultades respectivas.

Todos los actos relacionados con la enajenación directa e indirecta de acciones a que hace referencia este artículo, requerirán de la autorización previa de la Secretaría de Hacienda y Crédito Público o bien del aviso a que se refiere el artículo 14 de la Ley de Instituciones de Crédito según corresponda.

CAPÍTULO TERCERO

ASAMBLEAS DE ACCIONISTAS

ARTÍCULO DÉCIMO SÉPTIMO.- ASAMBLEAS GENERALES: La asamblea general ordinaria se reunirá cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre del ejercicio social, y en los demás casos en que sea convocada por el consejo de administración para tratar asuntos previstos en el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles y cualquier otro que no sea materia de asamblea general extraordinaria.

La asamblea general extraordinaria se reunirá cuando deba tratarse alguno de los asuntos previstos en el artículo ciento ochenta y dos de la Ley General Sociedades Mercantiles.

Las asambleas también se reunirán en los demás casos previstos por la Ley General de Sociedades Mercantiles o por la Ley de Instituciones de Crédito.

Quedan a salvo, sin embargo los casos de asambleas que deban celebrarse en los eventos previstos en los artículos ciento sesenta y seis fracción sexta, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO OCTAVO.- ASAMBLEAS ESPECIALES: Las asambleas especiales se reunirán para deliberar sobre asuntos que afecten exclusivamente a los accionistas de alguna de las series de acciones y también en los casos previstos en el artículo decimosegundo, segundo párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO DÉCIMO NOVENO.- CONVOCATORIAS: Las convocatorias para las asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la asamblea. Las convocatorias contendrán, el orden del día en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas, incluso los comprendidos en el rubro de asuntos generales y deberán ser firmadas por la persona o personas que las hagan; en el entendido, de que si las hiciere el consejo de administración las hará con la firma del secretario o pro-secretario, en su caso. Los accionistas que representen por lo menos el 33% (treinta y tres por ciento) del capital social, podrán pedir por escrito, y en cualquier momento, que el consejo de administración o el comisario convoquen a una asamblea general de accionistas para discutir los asuntos que se especifiquen en el orden del día. Todo accionista dueño de una acción, tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles. Conjuntamente con la convocatoria a cualquier asamblea general ordinaria o extraordinaria podrá convocarse a las asambleas especiales a tener verificativo con la anticipación suficiente o simultánea a la asamblea general de que se trate

Desde el momento en que se publiquen las convocatorias para las asambleas, deberán estar a disposición de los accionistas, la información y documentos relacionados con cada uno de los puntos establecidos en el orden del día.

Las asambleas podrán ser celebradas sin previa convocatoria, si en el momento de la votación, la totalidad de las acciones con derecho a voto estuvieron representadas.

Las convocatorias para las asambleas designarán con exactitud el lugar, día y hora en que deben tener lugar las asambleas respectivas; en la inteligencia, que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor.

Si en una asamblea independientemente de que sea ordinaria, extraordinaria o especial, estuvieren reunidos todos los accionistas, que deban asistir a dicha asamblea, podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en el orden del día respectivo.

ARTÍCULO VIGÉSIMO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Para concurrir a las asambleas, los accionistas deberán entregar a la secretaría del consejo de administración, a más tardar DOS días hábiles antes del señalado para la junta, las constancias de depósito que respecto de las acciones y con el fin de que los titulares acrediten su calidad de accionistas, les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo doscientos noventa del citado ordenamiento.

En las constancias a que se hace referencia, se indicará el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Hecha la entrega, el secretario expedirá a los interesados las tarjetas del ingreso correspondiente, en las cuales se indicarán el nombre del accionista y el número de votos a que tiene derecho, así como el nombre del depositario.

Los accionistas podrán hacerse representar en las asambleas por apoderado constituido mediante poder otorgado en formularios elaborados por la propia sociedad en los términos y con los requisitos que se establecen en las fracciones primera, segunda y tercera del artículo dieciséis de la Ley de Instituciones de Crédito. Dicho poder también será entregado a la secretaría del consejo de administración conforme a las reglas arriba previstas.

La institución deberá tener a disposición de los representantes de los accionistas los formularios de los poderes durante el plazo a que se refiere el artículo ciento setenta y tres de la Ley General de Sociedades Mercantiles, con el fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

En ningún caso podrán ser mandatarios, para estos efectos, los administradores ni los comisarios de la sociedad.

ARTÍCULO VIGÉSIMO PRIMERO.- INSTALACIÓN: Para que una asamblea ordinaria o especial de accionistas se considere legalmente reunida en virtud de primera o ulterior convocatorias, deberá estar representada en ella por lo menos el 51% (cincuenta y uno por ciento) de las acciones representativas del capital social con derecho a voto y sus resoluciones serán validas cuando se tomen por mayoría de votos de las acciones representadas en ella.

Para que una asamblea extraordinaria de accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado, por lo menos el 75% (setenta y cinco por ciento) del capital social, y sus resoluciones serán validas cuando se tomen por el voto favorable de accionistas que representen, cuando menos el 51% (cincuenta y uno por ciento) del capital pagado. En caso de segunda o ulterior convocatoria, las asambleas generales extraordinarias de accionistas podrán celebrarse si en ellas está representado, cuando menos, el 50% (cincuenta por ciento) del capital y sus resoluciones serán válidas siempre que sean tomadas por el voto favorable del número de accionistas que representen, por lo menos, el 50% (cincuenta por ciento) del capital social.

Si por cualquier motivo, no pudiere instalarse legalmente una asamblea, este hecho y sus causas se harán constar en el libro de actas, con observancia, en lo que proceda, de lo dispuesto en el artículo Vigésimo Tercero de estos estatutos sociales.

Asimismo, podrán adoptarse resoluciones fuera de asamblea por unanimidad de los accionistas que representen la totalidad de las acciones con derecho a voto del capital ordinario, o de la categoría especial de acciones de que se trate, y dichas resoluciones tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en asamblea general o especial, respectivamente, siempre que se

confirmen por escrito. El documento en el que conste la confirmación escrita deberá ser enviado al secretario de la sociedad, quien transcribirá las resoluciones respectivas en el libro de actas correspondiente, y certificará que dichas resoluciones fueron adoptadas de conformidad con esta estipulación.

ARTÍCULO VIGÉSIMO SEGUNDO.- DESARROLLO: Presidirá las asambleas el presidente del consejo de administración. Si, por cualquier motivo, aquel no asistiere al acto, o si se tratare de una asamblea especial, la presidencia corresponderá al accionista o al representante de accionistas que designen los concurrentes.

Actuará como secretario quien lo sea del consejo de administración, en su ausencia, el pro-secretario o la persona que designe el presidente de la asamblea. Tratándose de asamblea especial, fungirá como secretario la persona que designen los accionistas o sus representantes de la serie de acciones de que se trate.

El presidente nombrará escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes validarán la lista de asistencia, con indicación del número de acciones representadas por cada asistente; se cerciorarán de la observancia de lo dispuesto en el artículo dieciséis de la Ley de Instituciones de Crédito y rendirán su informe a la asamblea, lo que se hará constar en el acta respectiva.

No se discutirá ni resolverá cuestión alguna que no esté prevista en el orden del día, salvo por lo previsto por el último párrafo del artículo Décimo Noveno de estos estatutos.

Independientemente de la posibilidad de aplazamiento a que se refiere el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles, si no pudieren tratarse en la fecha señalada todos los puntos comprendidos en el orden del día, la asamblea podrá continuar su celebración mediante sesiones subsecuentes que tendrán lugar en las fechas que la misma determine, sin necesidad de nueva convocatoria; pero, entre cada dos de las sesiones de que se trate, no podrán mediar más de tres días hábiles.

Estas sesiones subsecuentes se celebrarán con el quórum exigido por estos estatutos para segunda convocatoria.

ARTÍCULO VIGÉSIMO TERCERO.- VOTACIONES Y RESOLUCIONES: En las asambleas, cada acción en circulación dará derecho a un voto, salvo las acciones de la Serie "L" que, en su momento, se emitan, mismas que tendrán las restricciones previstas en el artículo Noveno de estos estatutos sociales.

Las votaciones serán económicas, salvo que la mayoría de los presentes acuerde que sean nominales o por cédula.

Los miembros del consejo de administración no podrán votar para aprobar sus cuentas, informes o dictámenes, o respecto de cualquier asunto que afecte su responsabilidad o interés personal.

Para la validez de cualquier resolución que implique la fusión de la sociedad con otra u otras instituciones, la escisión de la sociedad o la reforma de los estatutos sociales, se requerirá la aprobación de la Secretaría de Hacienda y Crédito Público. Para estos efectos, tanto la escritura constitutiva como las modificaciones estatutarias se inscribirán en el Registro Público del Comercio, con inclusión de la respectiva

autorización, de acuerdo con lo dispuesto en los artículos noveno, último párrafo, vigésimo séptimo, primer párrafo y vigésimo séptimo bis primer párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO CUARTO.- ACTAS: Las actas de las asambleas se consignarán en un libro especial y serán firmadas por quien presida la asamblea, por el secretario y por el comisario o comisarios que concurran.

A un duplicado del acta, certificado por el secretario, se agregará la lista de los asistentes, con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiere publicado la convocatoria y los informes, dictámenes y demás documentos que se hubieren presentado en el acto de celebración de la asamblea o previamente a ella.

ARTÍCULO VIGÉSIMO QUINTO.- De conformidad con el artículo 29 Bis 1 de la Ley de Instituciones de Crédito, para efectos de los actos corporativos referidos en los artículos 29 Bis, 29 Bis 2, y 122 Bis 9, de la Ley de Instituciones de Crédito, como excepción a lo previsto en la Ley General de Sociedades Mercantiles y en los presentes estatutos sociales, para la celebración de las asambleas generales de accionistas correspondientes se observará lo siguiente:

I. Se deberá realizar y publicar una convocatoria única para asamblea de accionistas en un plazo de tres días hábiles que se contará, respecto de los supuestos de los artículos 29 Bis y 29 Bis 2 de la Ley de Instituciones de Crédito, a partir de que surta efectos la notificación a que se refiere el artículo 29 Bis o, para el caso que prevé el artículo 122 Bis 9, a partir de la fecha en que el administrador cautelar asuma la administración de la sociedad en términos del artículo 143 de la Ley de Instituciones de Crédito;

II. La convocatoria referida en la fracción anterior deberá publicarse en dos de los periódicos de mayor circulación del domicilio social de la sociedad, en la que, a su vez, se especificará que la asamblea se celebrará dentro de los ocho días hábiles siguientes a la publicación de dicha convocatoria;

III. Durante el plazo mencionado en la fracción anterior, la información relacionada con el tema a tratar en la asamblea deberá ponerse a disposición de los accionistas, al igual que los formularios a que se refiere el artículo 16 de la Ley de Instituciones de Crédito, y

IV. La asamblea se considerará legalmente reunida cuando estén representadas, por lo menos, las tres cuartas partes del capital social de la sociedad, y sus resoluciones serán válidas con el voto favorable de los accionistas que en conjunto representen el cincuenta y uno por ciento de dicho capital.

En protección de los intereses del público ahorrador, la impugnación de la convocatoria de las asambleas de accionistas a que se refiere el presente artículo, así como de las resoluciones adoptadas por éstas, sólo dará lugar, en su caso, al pago de daños y perjuicios, sin que dicha impugnación produzca la nulidad de los actos.

CAPÍTULO CUARTO

ADMINISTRACIÓN

ARTÍCULO VIGÉSIMO SEXTO.- ÓRGANOS DE ADMINISTRACIÓN: La dirección y administración de la sociedad serán conferidas a un consejo de administración y a un director general, en sus respectivas esferas de competencia.

Las designaciones de consejeros, director general y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a éste se ajustarán a lo dispuesto en los artículos vigésimo tercero y vigésimo cuarto de la Ley de Instituciones de Crédito, respectivamente.

La sociedad verificará que las personas designadas como consejeros, director general y los funcionarios con las dos jerarquías inmediatas inferiores a la de este último cumplan con lo dispuesto en los citados artículos.

ARTÍCULO VIGÉSIMO SÉPTIMO.- DESIGNACIÓN Y DURACIÓN: La administración y representación de la sociedad estará a cargo de un consejo de administración integrado por cuando menos 8 (ocho) consejeros que señale la asamblea de accionistas. Los accionistas de la clase I designarán por lo menos 5 (cinco) consejeros propietarios y en su caso, sus respectivos suplentes; y los accionistas de la clase II designarán por su parte, a 1 (un) consejero propietario y en su caso, su respectivo suplente, por cada 10% (diez por ciento) del capital pagado ordinario de la sociedad de la que sean propietarios, en el entendido que por lo menos el 25% del total de los miembros del consejo de administración deberán ser consejeros independientes, cuyos nombramientos deberán ajustarse a lo establecido por el artículo vigésimo segundo de la Ley de Instituciones de Crédito.

Los miembros del consejo de administración podrán o no ser accionistas, deberán contar con calidad técnica, elegibilidad crediticia y honorabilidad, así como amplios conocimientos y experiencia en materia financiera, legal o administrativa, desempeñarán sus cargos por el término de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya su periodo de gestión hasta que los designados para sustituirlos tomen posición de sus cargos y recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.

Los accionistas que representen cuando menos un 10% (diez por ciento) del capital pagado ordinario de la sociedad, tendrán derecho a designar un consejero.

Solo podrá revocarse el nombramiento de los consejeros de minoría cuando se revoque el de todos los demás.

La mayoría de los consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional.

ARTÍCULO VIGÉSIMO OCTAVO.- SUPLENCIAS: La vacante temporal de un consejero propietario será cubierta por su respectivo suplente que remplazará a los titulares en caso de imposibilidad o impedimento de estos para asistir, situación que no será necesario acreditar.

Tratándose de la vacante definitiva de un consejero propietario, deberá convocarse a la asamblea general ordinaria, con el fin de que se haga la nueva designación. En tanto, será sustituido por su respectivo suplente.

ARTÍCULO VIGÉSIMO NOVENO.- PRESIDENCIA Y SECRETARÍA: El consejo de administración, en su primera sesión inmediatamente después de la asamblea de accionistas que lo hubiere designado, nombrará al presidente y a las personas que ocupen los demás cargos en el consejo, siempre y cuando la asamblea no los hubiese elegido. El presidente tendrá voto de calidad en caso de empate.

El presidente presidirá las asambleas generales de accionistas y las sesiones del consejo de administración, cumpliendo los acuerdos de las mismas, sin necesidad de resolución especial alguna.

El presidente del consejo de administración desempeñará su cargo por el término de un año a partir de su designación, pudiendo ser reelecto y continuará en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

El consejo de administración nombrará a un secretario, el cual podrá no ser consejero, así como a un pro-secretario que auxilie a éste y le supla en sus ausencias.

ARTÍCULO TRIGÉSIMO.- REUNIONES: El consejo de administración deberá reunirse por lo menos trimestralmente y en forma extraordinaria, cuando sea convocado por el Presidente del consejo de administración al menos el 25% de los consejeros, o cualquiera de los comisarios de la sociedad.

Las sesiones del consejo de administración serán celebradas en el domicilio social de la sociedad, pero podrán celebrarse en cualquier otro lugar dentro del territorio nacional, que estimaré oportuno dicho consejo.

Las convocatorias a las sesiones del consejo de administración, serán realizadas por el secretario o pro-secretario del consejo de administración en la forma y términos en que lo determine el propio consejo, de no determinarse dicha forma, las convocatorias deberán realizarse por escrito y remitirse a los consejeros por correo o por telefax, con una anticipación mínima de 5 (cinco) días naturales a la fecha en que deba celebrarse la sesión a los domicilios registrados en la sociedad. A los consejeros que radiquen fuera del domicilio social, deberá enviárseles la convocatoria por telegrama, telefax o correo aéreo certificado, depositado por lo menos con 5 (cinco) días de anticipación a la fecha de la sesión. La convocatoria deberá ser firmada por el presidente o el secretario o el pro-secretario del consejo de administración.

Sin perjuicio de lo anterior, el presidente del consejo de administración, al menos el 25% de los consejeros o cualquiera de los comisarios podrá convocar a una sesión del consejo en los términos antes señalados.

Para que las sesiones del consejo de administración sean válidas se requerirá la asistencia de por lo menos el 51% de los consejeros, de los cuales uno por lo menos deberá ser consejero independiente y sus resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes.

Las resoluciones tomadas fuera de sesión del consejo, por la unanimidad de sus miembros tendrán, la misma validez que si hubieren sido adoptadas en sesión de consejo, siempre que se confirmen por escrito.

Las actas de las sesiones del consejo de administración deberán ser firmadas por quien presida, por el secretario y por los comisarios que concurrieren, y se consignarán en libros especiales, de los cuales el secretario o el pro-secretario del consejo de administración podrán expedir copias certificadas, certificaciones o extractos.

ARTÍCULO TRIGÉSIMO PRIMERO.- FACULTADES: El consejo de administración tendrá las facultades que a los órganos de su clase atribuyen las leyes y estos estatutos sociales, por lo que, de manera enunciativa y no limitativa, podrá:

I. Representar a la sociedad ante las autoridades administrativas y judiciales, sean éstas municipales, estatales o federales, así como ante las autoridades del trabajo o ante árbitros o arbitradores, con poder general para pleitos y cobranzas, con el que se entiende conferidas las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, quinta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, por lo que, de manera enunciativa y no limitativa, podrá:

A. Promover juicios de amparo y desistir de ellos;

B. Presentar y ratificar denuncias y querellas penales, satisfacer los requisitos de éstas últimas; y desistirse de ellas;

C. Constituirse en coadyuvante del Ministerio Público, federal o local;

D. Otorgar perdón en los procedimientos penales;

E. Articular o absolver posiciones en cualquier género de juicios, incluidos los laborales, en el entendido, sin embargo, de que la facultad de absolverlas sólo podrá ser ejercida por medio de personas físicas que al efecto designe el consejo de administración, en los términos de la fracción octava de este artículo, por lo que quedan absolutamente excluidos de goce de la misma cualesquiera otros funcionarios y apoderados de la sociedad; y

F. Comparecer ante todo tipo de autoridades en materia laboral, sean administrativas o jurisdiccionales, locales o federales, actuar dentro de los procedimientos procesales o para procesales correspondientes, desde la etapa de conciliación y hasta la de ejecución laboral; y celebrar todo tipo de convenios, en los términos de los artículos once, setecientos ochenta y siete y ochocientos setenta y seis de la Ley Federal del Trabajo;

II. Administrar los negocios y bienes sociales con el poder general más amplio de administración, en los términos del artículo dos mil quinientos cincuenta y cuatro, párrafo segundo, del mencionado Código Civil;

III. Emitir, suscribir, otorgar, aceptar, avalar o endosar títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito;

IV. Ejercer actos de disposición y dominio respecto de los bienes de la sociedad, o de sus derechos reales o personales, en los términos del párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del citado Código Civil y con las facultades especiales señaladas en las fracciones primera, segunda y quinta del artículo dos mil quinientos ochenta y siete del referido ordenamiento legal;

V. En los términos del artículo ciento cuarenta y cinco de la Ley General de Sociedades Mercantiles, designar y remover al director general y a los principales funcionarios, con observancia de lo dispuesto en el artículo veinticuatro de la Ley de Instituciones de Crédito; a los delegados fiduciarios; al auditor externo de la sociedad; y al secretario y pro-secretario del propio consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones;

VI. Otorgar los poderes que crea convenientes a los funcionarios indicados en la fracción anterior, o a cualesquiera otras personas, y revocar los otorgados; y, con observancia de lo dispuesto en las leyes aplicables, delegar sus facultades en el director general, o algunas de ellas en uno o varios de los consejeros, o en los apoderados que designe al efecto, para que las ejerzan en el negocio o negocios y en los términos y condiciones que el consejo de administración señale;

VII. Delegar, a favor de la persona o personas que estime convenientes, la representación legal de la sociedad, otorgarles el uso de la firma social y conferirles poder general para pleitos y cobranzas, con las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, para que de manera enunciativa y no limitativa puedan:

   a) Ostentarse como representantes legales de la sociedad en cualquier procedimiento o proceso, administrativo, laboral, judicial o cuasijudicial y, con ese carácter hacer todo género de instancias y, señaladamente: articular y absolver posiciones en nombre de la sociedad, concurrir, en el periodo conciliatorio, ante las Juntas de Conciliación y Arbitraje; intervenir en las diligencias respectivas; y celebrar toda clase de convenios con los trabajadores;

   b) Realizar todos los otros actos jurídicos a que se refiere la fracción primera de este artículo;

   c) Sustituir los poderes y facultades de que se trata, sin merma de los suyos y otorgar y revocar mandatos; y

VIII. Establecer los comités que se requieran conforme a las disposiciones legales aplicables así como los que considere convenientes para la administración de la sociedad con excepción del comité de auditoría.

IX. En general, llevar al cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines de la sociedad, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Las referencias de este artículo a los preceptos del Código Civil para el Distrito Federal, se entienden hechas a los correlativos de los Códigos Civiles de las entidades en las que el mandato se ejerza.

ARTÍCULO TRIGÉSIMO SEGUNDO.- REMUNERACIÓN: Los miembros del consejo de administración percibirán, por concepto de emolumentos, la cantidad que determine la asamblea general ordinaria. Las decisiones relativas permanecerán en vigor mientras no sean modificadas por la propia asamblea general ordinaria.

ARTÍCULO TRIGÉSIMO TERCERO.- DISTRIBUCIÓN DE EMOLUMENTOS: Los emolumentos de que se trata en los artículos trigésimo primero y trigésimo segundo de estos estatutos sociales, se cargarán a los resultados del ejercicio y se distribuirán, respectivamente, entre los miembros de los órganos a que el precepto primeramente citado se refiere y entre los propietarios y suplentes del consejo de administración, en proporción al número de las sesiones a que hubiere asistido.

ARTÍCULO TRIGÉSIMO CUARTO.- COMITÉ DE AUDITORÍA: La sociedad contará con un comité de auditoría con carácter consultivo en los términos establecidos por el artículo vigésimo primero de la Ley de Instituciones de Crédito. Los miembros del comité de auditoría serán nombrados mediante asamblea general ordinaria de accionistas.

CAPÍTULO QUINTO

VIGILANCIA

ARTÍCULO TRIGÉSIMO QUINTO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada por lo menos a un comisario designado por los accionistas de la Serie "O" y, en su caso, un comisario nombrado por los de la Serie "L", así como sus respectivos suplentes. El nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles más las que establezcan otros ordenamientos legales.

ARTÍCULO TRIGÉSIMO SEXTO.- PROHIBICIONES: No podrán ser comisarios las personas mencionadas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, así como las inhabilitadas por la Comisión Nacional Bancaria y de Valores de conformidad con lo dispuesto por el artículo veinticinco de la Ley de Instituciones de Crédito.

ARTÍCULO TRIGÉSIMO SÉPTIMO.- DURACIÓN: Los comisarios durarán en funciones UN año, y continuarán en el desempeño de su cargo mientras no tomen posesión los designados para sustituirlos.

ARTÍCULO TRIGÉSIMO OCTAVO.- REMUNERACIÓN: Los comisarios recibirán la retribución que fije la asamblea general ordinaria de accionistas y deberán asistir, con voz, pero sin voto, a las asambleas de accionistas, a las sesiones del consejo de administración, y a las juntas de los comités que aquel determine.

CAPÍTULO SEXTO

GARANTÍAS, EJERCICIOS SOCIALES, INFORMACIÓN FINANCIERA
PÉRDIDAS Y GANANCIAS

ARTÍCULO TRIGÉSIMO NOVENO.- GARANTÍAS: Los miembros del consejo de administración y los comisarios no estarán obligados a otorgar garantía alguna de su gestión a menos que lo establezca la asamblea general ordinaria de accionistas.

ARTÍCULO CUADRAGÉSIMO.- EJERCICIO SOCIAL: El ejercicio social comenzará el primero de enero y terminará el treinta y uno de diciembre de cada año, salvo por el primer ejercicio social que iniciará en la fecha de su constitución y concluirá el treinta y uno de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO PRIMERO.- INFORMACIÓN FINANCIERA: Anualmente, el consejo de administración y los comisarios presentarán a la asamblea general ordinaria el informe y el dictamen a que se refieren los artículos ciento sesenta y seis, fracción cuarta y ciento setenta y dos de la Ley General de Sociedades Mercantiles.

Los estados financieros anuales dictaminados de la sociedad deberán ser publicados conforme a lo establecido en el artículo ciento uno de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- UTILIDADES: En cuanto a las utilidades que se obtengan, se observarán las siguientes reglas:

I. Se crearán las provisiones necesarias para el pago de la participación de los trabajadores en las utilidades.

II. Se constituirán e incrementarán las reservas del capital previstas en la Ley de Instituciones de Crédito y en disposiciones administrativas expedidas con base en la misma; y

III. En su caso y con observancia de las normas legales y administrativas aplicables, se decretará el pago de los dividendos que la asamblea ordinaria determine, y el resto de las utilidades del ejercicio, así como los remanentes de los ejercicios anteriores quedarán a disposición de la propia asamblea general ordinaria, a menos que ésta decida otra cosa, en el entendido que no podrán repartirse dividendos durante los primeros tres ejercicios.

CAPÍTULO SÉPTIMO

DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO

ARTÍCULO CUADRAGÉSIMO TERCERO.- DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO MERCANTIL: La disolución y liquidación, así como el concurso mercantil de la sociedad se regirá por lo dispuesto por la Ley de Instituciones de Crédito, la Ley de Protección al Ahorro Bancario, los Capítulos X y XI de la Ley General de Sociedades Mercantiles y por el Título Octavo, Capítulo II, de la Ley de Concursos Mercantiles, con las excepciones siguientes:

I. Salvo en los casos previstos en el Apartado C de la Sección Segunda del Capítulo II del Título Sexto de la Ley de Instituciones de Crédito, el cargo de liquidador

recaerá en el Instituto para la Protección al Ahorro Bancario, a partir de que la sociedad se encuentre en estado de liquidación. Tratándose de concurso mercantil, el nombramiento de síndico deberá recaer en el referido instituto.

El Instituto para la Protección al Ahorro Bancario podrá desempeñar el cargo de liquidador o síndico a través de su personal o por medio de los apoderados que para tal efecto designe y contrate con cargo al patrimonio de la sociedad. El otorgamiento del poder respectivo podrá ser hecho a favor de persona física o moral y deberá inscribirse en el Registro Público de Comercio.

El liquidador deberá depositar e inscribir en las oficinas del Registro Público de Comercio del domicilio social de la sociedad el balance final de liquidación que elabore al efecto, y procederá conforme a lo dispuesto por el artículo 247 de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en la fracción III de dicho artículo.

Concluido el plazo establecido para impugnaciones y en el evento de que hubiera un remanente, el liquidador efectuará el pago que corresponda a los accionistas.

El Instituto para la Protección al Ahorro Bancario, en su carácter de liquidador, contará con las atribuciones a que se refiere el Artículo 141 de la Ley de Instituciones de Crédito;

II. Solo la Comisión Nacional Bancaria y de Valores o el Instituto para la Protección al Ahorro Bancario, en el ámbito de sus respectivas competencias, podrán solicitar la declaración de concurso mercantil de la sociedad;

III. A partir de la fecha en que se declare la revocación de la autorización otorgada a la sociedad para organizarse y operar como institución de banca múltiple o bien, se declare su concurso mercantil, los pagos derivados de sus operaciones se suspenderán hasta en tanto el Instituto para la Protección al Ahorro Bancario resuelva lo conducente, y

IV. Lo dispuesto en el artículo 64 de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO CUARTO.- PAGO DE OBLIGACIONES SUBORDINADAS: En caso de liquidación o concurso mercantil de la sociedad el pago de las obligaciones subordinadas preferentes, en caso de que se hubiesen emitido, será a prorrata, sin distinción de fechas de emisión, después de cubrir todas las demás deudas de la sociedad, pero antes de repartir a los titulares de las acciones, el haber social. Las obligaciones subordinadas no preferentes, en caso de que se hubiesen emitido, se pagarán en los mismos términos señalados en este artículo, pero después de haber pagado las obligaciones subordinadas preferentes. Lo anterior de conformidad con lo dispuesto por el artículo 64 de la Ley de Instituciones de Crédito.

CAPÍTULO OCTAVO

NORMATIVIDAD SUPLETORIA, SOLUCIÓN DE CONFLICTOS Y MEDIDAS CORRECTIVAS

ARTÍCULO CUADRAGÉSIMO QUINTO.- NORMAS SUPLETORIAS: Para todo lo no previsto en estos estatutos sociales se estará a las disposiciones contenidas en la Ley de Instituciones de Crédito, en la Ley del Banco de México, y (i) en la aplicación

supletoria de la Legislación Mercantil; (ii) a los usos y prácticas bancarias y mercantiles; (iii) a las normas del Código Civil para el Distrito Federal; y (iv) el Código Fiscal de la Federación para efectos de las notificaciones y los recursos a que se refieren los artículos 25 y 110 de la Ley de Instituciones de Crédito. .

ARTÍCULO CUADRAGÉSIMO SEXTO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento de estos estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro.

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- MEDIDAS CORRECTIVAS.- De conformidad con lo dispuesto por los artículos 134 Bis y 134 Bis 1 de la Ley de Instituciones de Crédito, la sociedad estará obligada a implementar las medidas correctivas mínimas y las medidas correctivas especiales adicionales que dicte la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general de acuerdo con la categoría en que hubiese sido clasificada la sociedad, tomando como base el índice de capitalización requerido conforme a las disposiciones aplicables a los requerimientos de capitalización, emitidas por la Secretaría de Hacienda y Crédito Público en términos del artículo 50 de la Ley de referencia.

Para los efectos señalados en el párrafo anterior, se estará a lo siguiente:

I. En el supuesto de que la sociedad no cumpla con los requerimientos de capitalización previstos en el artículo 50 de la Ley de Instituciones de Crédito y demás disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

    a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

    En caso de que la sociedad llegara a formar parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

    b) En un plazo no mayor a 15 días hábiles, presentar a la Comisión Nacional Bancaria y de Valores, para su aprobación, un plan de restauración de capital que tenga como resultado un incremento en su índice de capitalización, el cual podrá contemplar un programa de mejora en eficiencia operativa, racionalización de gastos e incremento en la rentabilidad, la realización de aportaciones al capital social y límites a las operaciones que la sociedad pueda realizar en cumplimiento de su objeto social, o a los riesgos derivados de dichas operaciones. El plan de restauración de capital deberá ser aprobado por el consejo de

administración de la sociedad antes de ser presentado a la propia Comisión.

La sociedad deberá determinar en el plan de restauración de capital que, conforme a lo establecido en el párrafo anterior deba presentar, metas periódicas, así como el plazo en el cual el capital de la sociedad obtendrá el nivel de capitalización requerido conforme a las disposiciones aplicables.

En caso de que a la sociedad le resulte aplicable lo previsto en este inciso, deberá cumplir con el plan de restauración de capital dentro del plazo que establezca la Comisión Nacional Bancaria y de Valores, el cual en ningún caso podrá exceder de 270 días naturales contados a partir del día siguiente al que se notifique a la sociedad, la aprobación respectiva. Para la determinación del plazo para el cumplimiento del plan de restauración, la Comisión deberá tomar en consideración la categoría en que se encuentre ubicada la sociedad, su situación financiera, así como las condiciones que en general prevalezcan en los mercados financieros. La Comisión Nacional Bancaria y de Valores, por acuerdo de su Junta de Gobierno, podrá prorrogar por única vez este plazo por un periodo que no excederá de 90 días naturales.

La Comisión Nacional Bancaria y de Valores dará seguimiento y verificará el cumplimiento del plan de restauración de capital, sin perjuicio de la procedencia de otras medidas correctivas dependiendo de la categoría en que se encuentre clasificada la sociedad;

La Comisión Nacional Bancaria y de Valores, a través de su Junta de Gobierno, deberá resolver lo que corresponda sobre el plan de restauración de capital que le haya sido presentado, en un plazo máximo de sesenta días naturales contados a partir de la fecha de presentación del plan.

c) Suspender el pago a los accionistas de dividendos provenientes de la sociedad, así como cualquier mecanismo o acto que implique una transferencia de beneficios patrimoniales. En caso de que la sociedad pertenezca a un grupo financiero, la medida prevista en este inciso será aplicable a la sociedad controladora del grupo al que pertenezca, así como a las entidades financieras o sociedades que formen parte de dicho grupo.

Lo dispuesto en el párrafo anterior no será aplicable tratándose del pago de dividendos que efectúen las entidades financieras o sociedades integrantes del grupo distintas a la sociedad, cuando el referido pago se aplique a la capitalización de la sociedad;

d) Suspender los programas de recompra de acciones representativas del capital social de la sociedad y, en caso de pertenecer a un grupo financiero, también los de la sociedad controladora de dicho grupo;

e) Diferir el pago de intereses y, a juicio de la Comisión Nacional Bancaria y de Valores, diferir el pago de principal o convertir anticipadamente en acciones las obligaciones subordinadas que se encuentren en circulación,

hasta por la cantidad que sea necesaria para cubrir el faltante de capital. Esta medida correctiva será aplicable a aquellas obligaciones subordinadas que, en términos de lo previsto en las disposiciones a que se refiere el primer párrafo del artículo 50 de la Ley de Instituciones de Crédito, computen como parte del capital neto de las instituciones de banca múltiple.

En caso de que la sociedad emita obligaciones subordinadas de las referidas en el párrafo inmediato anterior, deberán incluir en los títulos de crédito correspondientes, en el acta de emisión, en el prospecto informativo, así como en cualquier otro instrumento que documente la emisión, la posibilidad de que sea procedente la implementación de esta medida cuando se actualicen las causales correspondientes conforme a las reglas a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito, sin que sea causal de incumplimiento por parte de la sociedad;

f) Suspender el pago de las compensaciones y bonos extraordinarios adicionales al salario del director general y de los funcionarios de los dos niveles jerárquicos inferiores a éste, así como no otorgar nuevas compensaciones en el futuro para el director general y funcionarios, hasta en tanto la sociedad cumpla con los niveles de capitalización requeridos por la Secretaría de Hacienda y Crédito Público en términos de las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito. Esta previsión deberá contenerse en los contratos y demás documentación que regulen las condiciones de trabajo.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los funcionarios de la sociedad.

La medida prevista en este inciso es sin perjuicio de los derechos laborales adquiridos a favor de las personas que conforme a la misma puedan resultar afectadas;

g) Abstenerse de convenir incrementos en los montos vigentes en los créditos otorgados a las personas consideradas como relacionadas en términos del artículo 73 de la Ley de Instituciones de Crédito, y

h) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito;

II. En el supuesto de que la sociedad cumpla con el índice mínimo de capitalización requerido de acuerdo con el artículo 50 de la Ley de Instituciones de Crédito y las disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale

el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

En caso de que la sociedad forme parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) Abstenerse de celebrar operaciones cuya realización genere que su índice de capitalización se ubique por debajo del requerido conforme a las disposiciones aplicables, y

c) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito

III. Independientemente del índice de capitalización de la sociedad, la Comisión Nacional Bancaria y de Valores podrá ordenar la aplicación de las siguientes medidas correctivas especiales adicionales:

a) Contratar los servicios de auditores externos u otros terceros especializados para la realización de auditorías especiales sobre cuestiones específicas;

b) Abstenerse de convenir incrementos en los salarios y prestaciones de los funcionarios y empleados en general, exceptuando las revisiones salariales convenidas y respetando en todo momento los derechos laborales adquiridos.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los empleados o funcionarios de la sociedad;

c) Sustituir funcionarios, consejeros, comisarios o auditores externos, nombrando la propia sociedad a las personas que ocuparán los cargos respectivos. Lo anterior es sin perjuicio de las facultades de la Comisión Nacional Bancaria y de Valores previstas en el artículo 25 de la Ley de Instituciones de Crédito para determinar la remoción o suspensión de los miembros del consejo de administración, directores generales, comisarios, directores y gerentes, delegados fiduciarios y demás funcionarios que puedan obligar con su firma a la sociedad, o

d) Las demás que determine la Comisión Nacional Bancaria y de Valores, con base en el resultado de sus funciones de inspección y vigilancia, así como en las sanas prácticas bancarias y financieras.

Adicionalmente a las medidas antes señaladas, la sociedad deberá llevar a cabo las acciones concretas que la Comisión Nacional Bancaria y de Valores defina para que no se deteriore su índice de capitalización;

Asimismo, para la aplicación de las medidas a que se refiere esta fracción, la Comisión Nacional Bancaria y de Valores podrá considerar, entre otros elementos, la categoría en que la sociedad haya sido clasificada, su situación financiera integral, el cumplimiento al marco regulatorio, la tendencia del índice de capitalización de la sociedad y de los principales indicadores que reflejen el grado de estabilidad y solvencia, la calidad de la información contable y financiera, y el cumplimiento en la entrega de dicha información, y

IV. Cuando la sociedad mantenga un índice de capitalización superior en un veinticinco por ciento o más, al requerido de conformidad con las disposiciones aplicables, no se aplicarán las medidas correctivas mínimas ni las medidas correctivas adicionales señaladas en las fracciones I a III del presente artículo.

CAPÍTULO NOVENO

DEL RÉGIMEN DE OPERACIÓN CONDICIONADA

ARTÍCULO CUADRAGÉSIMO OCTAVO.- ABSTENCIÓN DE REVOCACIÓN.- De conformidad con el artículo 29 Bis 2 de la Ley de Instituciones de Crédito, en caso de que la sociedad haya incurrido en la causal de revocación prevista en la fracción V del artículo 28 de la Ley de Instituciones de Crédito podrá, previa aprobación de su asamblea de accionistas celebrada de conformidad con el artículo 29 Bis 1 de la Ley de Instituciones de Crédito, solicitar por escrito a la Secretaría de Hacienda y Crédito Público dentro de un plazo de quince días hábiles a partir de que surta efectos la notificación relativa a la causal de revocación referida y efectuada por la Secretaría de Hacienda y Crédito Público, que ésta se abstenga de revocar la autorización de la sociedad para organizarse y operar como institución de banca múltiple, siempre y cuando la sociedad acredite la ejecución de los siguientes actos aprobados por dicha asamblea:

I. La afectación de acciones que representen cuando menos el setenta y cinco por ciento (75%) del capital social de la sociedad a un fideicomiso irrevocable que se constituya conforme a lo previsto en el artículo 29 Bis 4 de la Ley de Instituciones de Crédito (el "Fideicomiso"), y

II. La presentación ante la Comisión Nacional Bancaria y de Valores del plan de restauración de capital a que se refiere el inciso b) de la fracción I del artículo 134 Bis 1 de la Ley de Instituciones de Crédito.

Para efectos de lo señalado en la fracción I anterior, la asamblea de accionistas, en la sesión antes señalada deberá (i) instruir al director general de la sociedad o al apoderado que se designe al efecto en dicha sesión para que, a nombre y por cuenta de los accionistas, lleve a cabo los actos necesarios para que se afecten las acciones en el Fideicomiso, (ii) otorgar las instrucciones necesarias para que se constituya el Fideicomiso y, de igual forma, y (iii) acordar la instrucción a la fiduciaria para la venta de las acciones en los términos de la fracción VI del artículo 29 Bis 4 de la Ley de Instituciones de Crédito y llevar a cabo los demás actos previstos en dicho artículo, y (iv) señalar expresamente que los accionistas conocen y están de acuerdo con el contenido y alcance del artículo 29 Bis 4 de la Ley de Instituciones de Crédito y con las obligaciones que asumirán mediante la celebración del Fideicomiso.

ARTÍCULO CUADRAGÉSIMO NOVENO.- FIDEICOMISO.- De conformidad con lo previsto en artículo 29 Bis 4 de la Ley de Instituciones de Crédito, el Fideicomiso a que se refiere el artículo anterior de estos estatutos, se constituirá en una institución de crédito distinta de esta sociedad y, al efecto, el contrato respectivo deberá prever lo siguiente:

I. Que, en protección de los intereses del público ahorrador, el Fideicomiso tendrá por objeto la afectación fiduciaria de las acciones que representen, cuando menos, el setenta y cinco por ciento (75%) del capital de la sociedad, con la finalidad de que ésta se mantenga en operación bajo el régimen de operación condicionada a que se refiere la sección cuarta de la Ley de Instituciones de Crédito y que, en caso de que se actualice cualquiera de los supuestos previstos en la fracción V del artículo 29 Bis 4, el Instituto para la Protección al Ahorro Bancario ejercerá los derechos patrimoniales y corporativos de las acciones afectas al fideicomiso;

II. La afectación al Fideicomiso de las acciones señaladas en la fracción anterior, a través de su director general o del apoderado designado al efecto, en ejecución del acuerdo de la asamblea de accionistas a que se refiere el artículo anterior de estos estatutos;

III. La mención de la instrucción de la asamblea a que se refiere el artículo anterior de estos estatutos al director general de la sociedad o al apoderado que se designe en la misma, para que, a nombre y por cuenta de los accionistas, solicite a la institución para el depósito de valores en que se encuentren depositadas las acciones representativas del capital social de la sociedad, el traspaso de sus acciones afectas al Fideicomiso a una cuenta abierta a nombre de la fiduciaria a que se refiere este artículo.

En el evento de que el director general o apoderado designado al efecto no efectúe el traspaso mencionado en el párrafo anterior, la institución para el depósito de valores respectiva deberá realizar dicho traspaso, para lo cual bastará la solicitud por escrito por parte de la fiduciaria, en ejecución de la instrucción formulada por la asamblea de accionistas;

IV. La designación de los accionistas como fideicomisarios en primer lugar, a quienes les corresponderá el ejercicio de los derechos corporativos y patrimoniales derivados de las acciones representativas del capital social afectas al Fideicomiso, en tanto no se cumpla lo señalado en la fracción siguiente;

V. La designación del Instituto para la Protección al Ahorro Bancario como fideicomisario en segundo lugar, al que corresponderá instruir a la fiduciaria sobre el ejercicio de los derechos corporativos y patrimoniales derivados de las acciones representativas del capital social de la sociedad afectas al Fideicomiso, cuando se actualice cualquiera de los supuestos siguientes:

a) La Junta de Gobierno de la Comisión Nacional Bancaria y de Valores no apruebe el plan de restauración de capital que la sociedad presente, o la misma Junta de Gobierno determine que esta sociedad no ha cumplido con dicho plan;

b) A pesar de que la sociedad se haya acogido al régimen de operación condicionada, la Comisión Nacional Bancaria y de Valores informe a la fiduciaria que la sociedad presenta un índice de capitalización igual o menor al cincuenta por ciento del

requerido conforme a las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, o

c) La sociedad incurra en alguno de los supuestos previstos en las fracciones IV y VI del artículo 28 de la Ley de Instituciones de Crédito, en cuyo caso la Secretaría de Hacienda y Crédito Público procederá conforme a lo dispuesto por el artículo 29 Bis de la Ley de Instituciones de Crédito.

VI. El acuerdo de la asamblea de accionistas de la sociedad en términos de lo dispuesto por el artículo 29 Bis 2 de la Ley de Instituciones de Crédito, que contenga la instrucción a la fiduciaria para que enajene las acciones afectas al Fideicomiso en el caso y bajo las condiciones a que se refiere el artículo 122 Bis 5 de la Ley de Instituciones de Crédito y;

VII. Las causas de extinción del Fideicomiso que a continuación se señalan:

a) La sociedad reestablezca y mantenga durante tres meses consecutivos su índice de capitalización conforme al mínimo requerido por las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, como consecuencia del cumplimiento del plan de restauración de capital presentado al efecto.

En el supuesto a que se refiere este inciso, la Comisión Nacional Bancaria y de Valores deberá informar a la fiduciaria para que ésta, a su vez, lo haga del conocimiento de la institución para el depósito de valores que corresponda, a fin de que se efectúen los traspasos a las cuentas respectivas de los accionistas de que se trate;

b) En los casos en que, una vez ejecutado el método de resolución que determine la Junta de Gobierno del Instituto para la Protección al Ahorro Bancario para la sociedad, en términos de lo previsto en la Ley de Instituciones de Crédito, las acciones afectas al Fideicomiso sean canceladas o bien, se entregue a los accionistas el producto de la venta de las acciones o el remanente del haber social, si lo hubiere, y

c) La sociedad reestablezca su índice de capitalización conforme al mínimo requerido por las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, como consecuencia del cumplimiento del plan de restauración de capital presentado y, antes de cumplirse el plazo a que se refiere el inciso a) de esta fracción, solicite la revocación de la autorización para organizarse y operar como institución de banca múltiple en términos de la fracción II del artículo 28 de la Ley de Instituciones de Crédito, siempre y cuando no se ubique en las causales a que se refieren las fracciones IV o VI del propio artículo 28.

VIII. La instrucción a la institución fiduciaria para que, en su caso, entregue a los accionistas el remanente del haber social conforme a lo previsto en el inciso b) de la fracción anterior.

ARTÍCULO QUINCUAGÉSIMO-. SANEAMIENTO FINANCIERO MEDIANTE APOYO. En el supuesto en el que la sociedad se haya acogido al régimen de operación condicionada a que se refiere el presente Capítulo Noveno de estos estatutos, en el que se actualice alguno de los supuestos previstos en la fracción V del artículo 29 bis 4 de la Ley de Instituciones de Crédito, y que además se ubique en el supuesto previsto en el artículo 122 Bis fracción II, inciso a) del mismo ordenamiento jurídico, tendrá acceso al saneamiento financiero mediante apoyo, en los términos previstos por el apartado B de la sección primera del capítulo II del título sexto de la Ley de Instituciones de Crédito.

En ese sentido, los accionistas por el solo hecho de serlo, otorgan su consentimiento irrevocable para que, en el evento de que la sociedad acceda al saneamiento previsto en el párrafo anterior, se lleve a cabo la venta de acciones a que se refiere el segundo párrafo del artículo 122 Bis 5 de la Ley de Instituciones de Crédito.

CAPÍTULO DÉCIMO
DEL SANEAMIENTO FINANCIERO MEDIANTE CRÉDITOS

ARTÍCULO QUINCUAGÉSIMO PRIMERO -. CONTRATACIÓN DE CRÉDITO.- En caso de que la sociedad se ubique en el supuesto previsto en el artículo 122 Bis fracción II, inciso a) de la Ley de Instituciones de Crédito y no se hubiere acogido al régimen de operación condicionada, el administrador cautelar de la sociedad nombrado de conformidad con el artículo 138 de la Ley de Instituciones de Crédito, en este caso deberá contratar a nombre de la sociedad un crédito con el Instituto para la Protección al Ahorro Bancario, por un monto equivalente a los recursos que sean necesarios para satisfacer los requisitos de capitalización previstos en el artículo 50 de la Ley de Instituciones de Crédito, el cual deberá ser liquidado en un plazo no mayor a quince días hábiles a partir de su otorgamiento. Los recursos del crédito deberán ser invertidos en valores gubernamentales que serán depositados en custodia en una institución de banca de desarrollo.

Para el otorgamiento del crédito referido en este artículo, el Instituto para la Protección al Ahorro Bancario considerará la situación financiera y operativa de la sociedad y, como consecuencia de ello, determinará los términos y condiciones que se estimen necesarios y oportunos.

ARTÍCULO QUINCUAGÉSIMO SEGUNDO-. GARANTÍA DEL CRÉDITO.- El pago del crédito a que se refiere el artículo anterior deberá quedar garantizado con la totalidad de las acciones representativas del capital social de la sociedad, mismas que serán abonadas a la cuenta que el Instituto para la Protección al Ahorro Bancario mantenga en alguna de las instituciones para el deposito de valores contempladas en la Ley del Mercado de Valores, el traspaso correspondiente deberá ser solicitado e instruido por el administrado cautelar.

En caso de que el administrador cautelar de la sociedad no instruya dicho traspaso, la institución para el depósito de valores respectiva deberá traspasar dichas acciones, para lo cual bastará la solicitud por escrito por parte del secretario ejecutivo del Instituto para la Protección al Ahorro Bancario. El pago del crédito únicamente podrá realizarse con los recursos que se obtengan, en su caso, por el aumento de capital previsto en los artículos 122 Bis 9 y 122 Bis 10 de la Ley de Instituciones de Crédito.

En tanto no se cumplan los compromisos garantizados que deriven del crédito otorgado por el Instituto para la Protección al Ahorro Bancario, corresponderá al propio Instituto para la Protección al Ahorro Bancario el ejercicio de los derechos corporativos y patrimoniales inherentes a las acciones representativas del capital social de la sociedad. La garantía a favor del Instituto para la Protección al Ahorro Bancario se considerará de interés público y preferente a cualquier derecho constituido sobre dichos títulos. Sin perjuicio de lo anterior, las acciones representativas del capital social de la sociedad afectas en garantía conforme a este artículo podrán ser objeto de ulterior gravamen, siempre y cuando se trate de operaciones tendientes a la

capitalización de la sociedad y no afecte los derechos constituidos a favor del Instituto para la Protección al Ahorro Bancario.

ARTÍCULO QUINCUAGÉSIMO TERCERO-. PUBLICACIÓN DE AVISOS.- El administrador cautelar de la sociedad deberá publicar avisos, cuando menos, en dos periódicos de amplia circulación del domicilio social de la sociedad, con el propósito de que los titulares de las acciones representativas del capital social de la sociedad tengan conocimiento del otorgamiento del crédito por parte del Instituto para la Protección al Ahorro Bancario, así como del plazo de vencimiento de éste y los demás términos y condiciones.

ARTÍCULO QUINCUAGÉSIMO CUARTO.-AUMENTO DE CAPITAL-. El administrador cautelar deberá convocar a una asamblea general extraordinaria de accionistas de la sociedad, a la cual podrán asistir los titulares de las acciones representativas del capital social de la sociedad. En su caso, el Instituto para la Protección al Ahorro Bancario, en ejercicio de los derechos corporativos y patrimoniales señalados en el último párrafo del artículo 122 Bis 8 de la Ley de Instituciones de Crédito, acordará un aumento de capital en la cantidad necesaria para que la sociedad dé cumplimiento a los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito y esté en posibilidad de pagar el crédito otorgado por el Instituto para la Protección al Ahorro Bancario.

Para efectos de lo previsto en el párrafo anterior, la asamblea de accionistas de la sociedad, incluida su convocatoria, se celebrará de conformidad con lo dispuesto en el artículo 29 Bis 1 de la Ley de Instituciones de Crédito.

Los accionistas que deseen suscribir y pagar las acciones derivadas del aumento de capital a que se refiere este artículo deberán comunicarlo al administrador cautelar para que el Instituto para la Protección al Ahorro Bancario, en ejercicio de los derechos corporativos y patrimoniales que le corresponden en términos de la Ley de Instituciones de Crédito, adopte los acuerdos correspondientes en la asamblea celebrada al efecto.

ARTÍCULO QUINCUAGÉSIMO QUINTO-. SUSCRIPCIÓN Y PAGO DE ACCIONES.- Celebrada la asamblea a que se refiere el artículo anterior de estos estatutos, los accionistas contarán con un plazo de cuatro días hábiles para suscribir y pagar las acciones que se emitan como consecuencia del aumento de capital que, en su caso, se haya decretado.

La suscripción del aumento de capital será en proporción a la tenencia accionaria individual y previa absorción de las pérdidas de la sociedad, en la medida que a cada accionista le corresponda.

Como excepción a lo mencionado en el párrafo anterior, los accionistas tendrán derecho a suscribir y pagar acciones en un número mayor a aquél que les corresponda conforme a dicho párrafo, en caso de que no se suscriban y paguen en su totalidad las acciones que se emitan por virtud del aumento de capital. El supuesto a que se refiere este párrafo quedará sujeto a lo previsto en la Ley de Instituciones de Crédito para adquirir o transmitir acciones representativas del capital social de una institución de banca múltiple.

En todo caso, el aumento de capital que se efectúe conforme al presente capítulo deberá ser suficiente para que la sociedad dé cumplimiento a los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito.

ARTÍCULO QUINCUAGÉSIMO SEXTO-. PAGO DEL CRÉDITO.- En caso de que los accionistas suscriban y paguen la totalidad de las acciones derivadas del aumento de capital necesario para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, el administrador cautelar pagará, a nombre de la sociedad, el crédito otorgado por el Instituto para la Protección al Ahorro Bancario conforme al artículo 122 Bis 7 de la Ley de Instituciones de Crédito, en cuyo caso quedará sin efectos la garantía mencionada en el artículo Quincuagésimo Segundo de estos estatutos, y solicitará a la institución para el depósito de valores respectiva el traspaso de las acciones representativas del capital social de la sociedad.

ARTÍCULO QUINCUAGÉSIMO SÉPTIMO-. ADJUDICACIÓN DE ACCIONES.- En caso de que las obligaciones derivadas del crédito otorgado por el Instituto para la Protección al Ahorro Bancario no fueren cumplidas por la sociedad en el plazo convenido, el Instituto para la Protección al Ahorro Bancario se adjudicará las acciones representativas del capital social de la sociedad dadas en garantía y, en su caso, pagará a los accionistas el valor contable de cada acción, conforme al capital contable de los últimos estados financieros disponibles a la fecha de tal adjudicación.

Dichas acciones pasarán de pleno derecho a la titularidad del Instituto para la Protección al Ahorro Bancario, salvo una, que será transferida al Gobierno Federal.

Para la determinación del valor contable de cada acción, el Instituto para la Protección al Ahorro Bancario deberá contratar, con cargo a la sociedad, a un tercero especializado a fin de que en un plazo que no podrá exceder de ciento veinte días hábiles contados a partir de la contratación respectiva, audite los estados financieros de la sociedad mencionados en el primer párrafo de este artículo. El valor contable referido será el que resulte de la auditoria realizada por el tercero especializado mencionado en este párrafo. Dicho valor se calculará con base en la información financiera de la sociedad, así como en aquélla que le sea solicitada a la Comisión Nacional Bancaria y de Valores para estos efectos y que haya obtenido en ejercicio de sus funciones de inspección y vigilancia. El tercero especializado deberá cumplir con los criterios de independencia e imparcialidad que dicha Comisión determine con fundamento en lo previsto en el artículo 101 de la Ley de Instituciones de Crédito.

El Instituto para la Protección al Ahorro Bancario deberá realizar el pago de las acciones en un plazo no mayor de ciento sesenta días hábiles, contados a partir de la fecha en que se haya efectuado la adjudicación.

En caso de que el valor de adjudicación de las acciones sea menor al saldo del crédito a la fecha de la adjudicación, la sociedad deberá pagar al Instituto para la Protección al Ahorro Bancario la diferencia entre esas cantidades en un plazo no mayor a dos días hábiles contados a partir de la determinación del valor contable de las acciones conforme a lo antes señalado.

En protección de los intereses del público ahorrador, del sistema de pagos y del interés público en general, la institución para el depósito de valores autorizada en los términos de la Ley del Mercado de Valores en la que se encuentren depositadas las acciones respectivas efectuará el traspaso de éstas a las cuentas que al efecto le señala el

Institución para la Protección al Ahorro Bancario y, para este efecto, bastará la solicitud por escrito por parte del secretario ejecutivo.

Los titulares de las acciones al momento de la adjudicación únicamente podrán impugnar el valor de adjudicación. Para tales propósitos, dichos accionistas designarán a un representante común, quien participará en el procedimiento a través del cuál se designará de común acuerdo con el Instituto para la Protección al Ahorro Bancario, a un tercero que emitirá dictamen con respecto al valor contable de las acciones citadas.

ARTÍCULO QUINCUGÉSIMO OCTAVO.- APORTACIÓN DE CAPITAL.- Una vez adjudicadas las acciones conforme a lo previsto en este capítulo, el administrador cautelar, en cumplimiento del acuerdo de la Junta de Gobierno del Instituto para la Protección de Ahorro Bancario, a que se refiere el artículo 122 Bis, fracción II, inciso a) de la Ley de Instituciones de Crédito, convocará a asamblea general extraordinaria de accionistas para efectos de que dicho Instituto acuerde la realización de aportaciones del capital necesarios para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, conforme a lo siguiente:

I. Deberán realizarse los actos tendientes a aplicar las partidas positivas del capital contable de la sociedad distintas al capital social, a las partidas negativas del propio capital contable, incluyendo la absorción de sus pérdidas, y

II. Efectuada la aplicación a que se refiere la fracción anterior, en caso de que resulten partidas negativas del capital contable, deberá reducirse el capital social.

Posteriormente, se deberá realizar un aumento a dicho capital por el monto necesario para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito que incluirá la capitalización del crédito otorgado por el Instituto para la Protección al Ahorro Bancario conforme al artículo 122 Bis 7 de la Ley de Instituciones de Crédito, así como la suscripción y pago de las acciones correspondientes por parte del Instituto para la Protección al Ahorro Bancario.

ARTÍCULO QUINCUAGÉSIMO NOVENO-. VENTA DE LAS ACCIONES.- Una vez celebrados los actos a que se refiere el artículo anterior, el Instituto para la Protección al Ahorro Bancario deberá proceder a la venta de las acciones en un plazo máximo de seis meses y de acuerdo con las disposiciones del título tercero de la Ley de Protección al Ahorro Bancario. Dicho plazo podrá ser prorrogado por la Junta de Gobierno del Instituto para la Protección al Ahorro Bancario, por una sola vez y por la misma duración.

No podrán adquirir las acciones que enajene el Instituto para la Protección al Ahorro Bancario conforme a lo aquí señalado las personas que hayan mantenido el control de la sociedad en términos de lo previsto por la Ley de Instituciones de Crédito, a la fecha del otorgamiento del crédito a que se refiere el artículo 122 Bis 7 de la Ley de Instituciones de Crédito, así como a la fecha de adjudicación de las acciones conforme al artículo 122 Bis 12 de la Ley de Instituciones de Crédito.

ARTÍCULO SEXAGÉSIMO-. CONSENTIMIENTO IRREVOCABLE.- Los accionistas otorgan su consentimiento irrevocable a la aplicación de los artículos 122 Bis 7 a 122 Bis 14 de la Ley de Instituciones de Crédito en el evento de que se actualicen los supuestos en ellos previstos.

II. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Manuel de la Fuente Morales, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE BANCO COMPARTAMOS, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS 30 DE MARZO DE 2007

Acuerdos adoptados en la asamblea extraordinaria de Banco Compartamos, S.A. Institución de Banca Múltiple, celebrada a las 12:00 horas del día 30 de marzo de 2007, sin el requisito de previa publicación de la convocatoria respectiva, con fundamento en lo dispuesto en el artículo 188 de la Ley General de Sociedades Mercantiles y de conformidad con los artículos décimo noveno, vigésimo, vigésimo primero y vigésimo segundo de los estatutos de la sociedad.

ACUERDOS

I. Resoluciones respecto a la división *(split)* de las acciones de la Serie "O" que representan el 100% (cien por ciento) de las acciones del capital social con derecho a voto.

En relación con el primer punto del orden del día, el presidente expuso a los accionistas presentes y representados que, como parte de la oferta pública de acciones en los términos propuestos en el cuarto punto del orden del día, se propuso llevar a cabo una división (*split*) de las acciones representativas del capital social de la Sociedad actualmente en circulación, con el fin de incrementar dicho número de acciones, sin modificar al efecto el importe del capital social, mediante la emisión y entrega a los accionistas, de 12 (doce) acciones, ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, de la Serie "O" representativas del capital social de la Sociedad, contra la entrega de cada una de las acciones de que sean titulares.

El presidente explicó a los presentes que, como resultado de la división (*split*) de acciones propuesta, era necesario aprobar la emisión de 427,836,876 (cuatrocientas veintisiete millones ochocientas treinta y seis mil ochocientas setenta y seis) acciones, ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, de la Serie "O representativas del capital social de la Sociedad, todas las cuales serían canjeadas a favor de cada uno de los accionistas , atendiendo a su respectiva participación accionaria.

El canje de las acciones así emitidas se realizaría directamente contra las acciones que actualmente se encuentran en circulación y depositadas ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, en términos de lo dispuesto en la Ley de Instituciones de Crédito, en el entendido de que las acciones así emitidas se entenderían enteramente suscritas y pagadas y por consiguiente liberadas.

El presidente manifestó que dicha división (*split*) y canje de acciones requerirá, la modificación de los estatutos sociales, cuyo texto de reforma sería sometido a consideración de los accionistas al tratarse el segundo punto del orden del día, con el fin de incrementar el número de acciones representativas del capital social de la Sociedad.

Previa discusión y análisis de los términos de la propuesta de división (*split*) de acciones, los accionistas, adoptaron por unanimidad las siguientes resoluciones:

Primera resolución

Con sujeción a la reforma de estatutos a que se refiere el segundo punto del orden del día, se aprueba la división (*split*) de las acciones en circulación de Banco Compartamos, S.A., Institución de Banca Múltiple, mediante la emisión y canje a los accionistas, de 12 (doce) acciones ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, de la Serie "O" representativas del capital social de la Sociedad, por cada acción de que sean titulares.

Segunda resolución

Con sujeción a la aprobación de las reformas estatutarias a que se refiere el segundo punto del orden del día, se autoriza la emisión de un total de 427,836,876 (cuatrocientas veintisiete millones ochocientas treinta y seis mil ochocientas setenta y seis) acciones ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, de la Serie "O" representativas del capital social de la Sociedad.

Tercera resolución

Con sujeción a la reforma a los estatutos a que se refiere el segundo punto del orden del día, el capital social de la Sociedad queda representado por 427,836,876 (cuatrocientas veintisiete millones ochocientas treinta y seis mil ochocientas setenta y seis) acciones ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, de la Serie "O" representativas del capital social de la Sociedad, manteniéndose el importe del capital social en la suma de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100 M.N.).

Conforme a las resoluciones anteriores el capital social se encontrará distribuido entre los accionistas de la Sociedad de la siguiente forma:

Accionista	**Acciones**
	Serie "O"
Compartamos, A.C.	167,728,008
Accion Gateway Fund, L.L.C.	77,226,468
International Finance Corporation	45,210,588
Alfredo Humberto Harp Calderoni	20,732,280
José Ignacio Ávalos Hernández	20,523,768
Juan José Gutiérrez Chapa	12,364,212
Carlos Labarthe Costas	11,979,252
Carlos Antonio Danel Cendoya	11,502,660
Charbel Christian Francisco Harp Calderoni	10,466,952
Luis Fernando Narchi Karam	10,265,328
Fausto Enrique Miranda Gutiérrez	8,716,356
Alejandro González Zabalegui	4,055,388
Juan Carlos Letayf Yapur	6,021,708
José Luis Labarthe Hernández	5,407,632
Miguel Avalos y de Mendizabal	5,334,300
Oscar Iván Mancillas Gabriele	2,511,336
Juan Carlos Domenzain Arizmendi	2,493,012
Federico Hernández Martínez	1,530,624
Javier Fernández Cueto González de Cosío	1,292,340
Pedro Fernando Landeros Verdugo	1,237,332
Alejandro Puente Barrón	1,237,332
Total	427,836,876

Cuarta resolución

Con sujeción a la reforma a los estatutos a que se refiere el segundo punto del orden del día, se aprueba la emisión a favor de sus accionistas y canje de 12 (doce) acciones, ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100 M.N.) de la Serie "O", representativas del capital social de la Sociedad, por cada una de las acciones que actualmente se encuentran en circulación y depositadas ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, en términos de lo dispuesto en la Ley de Instituciones de Crédito.

Quinta resolución

Con sujeción a la reforma a los estatutos a que se refiere el segundo punto del orden del día se acuerda que el depósito de las acciones resultantes de la división (*split*) de acciones acordada, se realice a favor de los accionistas de la Sociedad de forma directa ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores en términos de lo dispuesto por la Ley de Instituciones de Crédito, contra la entrega por parte de ésta del título o títulos de acciones actualmente en circulación y depositados ante ella, para su debido canje y cancelación.

A efecto de llevar a cabo el depósito de las acciones derivadas de la división (*split*) aprobada, se acuerda que la Sociedad, emita un título único que ampare las acciones resultantes de dicha división, el cual no llevará adheridos cupones para el pago de dividendos, y que se ponga a disposición del secretario del consejo de administración a fin de que éste haga el depósito y canje correspondiente ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores en términos de lo dispuesto en la Ley de Instituciones de Crédito y en las resoluciones anteriores.

Sexta resolución

Se acuerda autorizar en este acto a los señores Carlos Labarthe Costas, Carlos Danel Cendoya, Fernando de Ovando, Manuel de la Fuente Morales y Raquel Reyes Cubillo a efecto de que, indistintamente cualquiera de ellos, lleve a cabo los actos que sean necesarios a efecto de registrar, canjear y depositar los títulos de acciones a que se refieren las Resoluciones quinta y sexta anteriores, encontrándose asimismo facultados dichos apoderados para realizar todos aquellos actos y gestiones necesarias ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o ante cualquier otra autoridad y órgano a fin de llevar a cabo el registro, canje y depósito descrito anteriormente.

II. Resoluciones respecto a la reforma a los estatutos sociales.

En el desahogo de este punto de la orden del día, el presidente concedió el uso de la palabra a la secretario de la Sociedad, quien manifestó que (i) por virtud de las resoluciones del primero punto del orden del día; y (ii) de conformidad con lo dispuesto en la Ley del Mercado de Valores que entró en vigor el primero de junio del 2006 y por las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, expedidas por la Comisión Nacional Bancaria y de Valores, procede la reforma de los estatutos sociales de la Sociedad, con el fin de adecuarlas a las nuevas disposiciones legales, para lo cual se considera conveniente reordenar integralmente las disposiciones de dichos estatutos sociales para quedar redactados en la forma y términos del documento distribuido a los accionistas con la debida antelación.

El secretario explicó la conveniencia de que la reforma estatutaria propuesta quede sujeta a la condición consistente en que (a) la Secretaría de Hacienda y Crédito Público autorice la modificación de los estatutos sociales; (b) la Comisión Nacional Bancaria y de Valores autorice la inscripción de las acciones representativas del capital social de la Sociedad en el Registro Nacional de Valores; y (c) se lleve a cabo la oferta pública de las mismas en México a través de la Bolsa Mexicana de Valores, S.A. de C.V. y, en su caso, una oferta privada en los Estados Unidos de América y en otros lugares del extranjero a más tardar el 31 de diciembre de 2007.

A continuación, el secretario dio lectura a la propuesta de estatutos sociales destacando las disposiciones objeto de adecuación de conformidad con la Ley del Mercado de Valores. Concluida la presentación de los estatutos sociales modificados y, una vez discutido su texto, los accionistas, tras deliberar al respecto, adoptaron la siguiente:

Resolución única

Con sujeción a que (i) la Secretaría de Hacienda y Crédito Público autorice la modificación de los estatutos sociales de la Sociedad; (ii) la Comisión Nacional

Bancaria y de Valores autorice la inscripción de las acciones representativas del capital social de la Sociedad en el Registro Nacional de Valores; y (iii) se lleve a cabo una oferta pública de acciones en México a través de la Bolsa Mexicana de Valores, S.A. de C.V. y, en su caso, una oferta privada en los Estados Unidos de América y en otros lugares del extranjero a más tardar el 31 de diciembre de 2007, se aprueban las modificaciones a los estatutos sociales de Banco Compartamos, S.A. Institución de Banca Múltiple para quedar redactados como más adelante se señala, en la inteligencia de que, International Finance Corporation solicitó se asiente la abstención de su voto en el acuerdo sobre el artículo décimo primero de los estatutos sociales que prevé (a) la autorización del consejo de administración para cada operación de acciones en que una persona o conjunto de personas actuando en forma concertada pretendan acumular en una o varias negociaciones, el 9.9% (nueve punto nueve por ciento) o más de las acciones en circulación, inclusive en los casos que ya cuenten con tenencias de 10% (diez por ciento) o más, y (b) del acuerdo del consejo de administración para la celebración de convenios de asociación de voto:

"ESTATUTOS SOCIALES DE
BANCO COMPARTAMOS, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE"

CAPÍTULO PRIMERO

DENOMINACIÓN, OBJETO, DURACIÓN, DOMICILIO Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN: La denominación de la sociedad es "BANCO COMPARTAMOS", la cual irá seguida de las palabras Sociedad Anónima o de su abreviatura, S.A., Institución de Banca Múltiple.

ARTÍCULO SEGUNDO.- OBJETO SOCIAL: La sociedad, como institución de banca múltiple, tiene por objeto la prestación del servicio de banca y crédito en los términos de la Ley de Instituciones de Crédito y, en consecuencia podrá realizar las operaciones y prestar los servicios bancarios a que se refiere el artículo cuarenta y seis de dicha Ley, en todas sus modalidades, así como las demás operaciones que le estén expresamente permitidas por la Ley de Instituciones de Crédito, las demás disposiciones legales y administrativas aplicables y con apego a las sanas prácticas y a los usos bancarios mercantiles así como aquellas operaciones análogas o conexas que autorice la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

ARTÍCULO TERCERO.- DESARROLLO DEL OBJETO: Para cumplir con su objeto la sociedad podrá:

I. Adquirir, enajenar, poseer, arrendar, usufructuar, y en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e inmuebles que sean necesarios para la realización de su objeto;

II. Realizar cualquier otra actividad que pueda llevar a cabo de conformidad con la Ley de Instituciones de Crédito, las disposiciones que al efecto dicten la Secretaría de Hacienda y Crédito Público, el Banco de México y otras autoridades competentes y, en general la legislación aplicable; en el entendido que la sociedad en ningún caso podrá realizar las actividades prohibidas a las instituciones de crédito en los términos del artículo 106 de la Ley de Instituciones de Crédito; y

III. Realizar todos los actos jurídicos necesarios para el desempeño de sus actividades y la consecución de sus objetivos.

ARTÍCULO CUARTO.- DURACIÓN:

La duración de la sociedad será indefinida.

ARTÍCULO QUINTO.- DOMICILIO: El domicilio de la sociedad será la Ciudad de México, Distrito Federal, y podrá, establecer sucursales, agencias y oficinas en otros lugares de la República o en el extranjero, o pactar domicilios convencionales, de conformidad con las autorizaciones y/o procedimientos que al efecto establece la Ley de Instituciones de Crédito, sin que por ello se entienda cambiado su domicilio social.

ARTÍCULO SEXTO.- NACIONALIDAD: La sociedad es mexicana. Los accionistas extranjeros que la sociedad tenga o llegare a tener quedan obligados, por el hecho de serlo, formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, autorizaciones, participaciones o intereses

de que sea titular la sociedad, como igualmente de los derechos y obligaciones que deriven de los contratos en que sea parte la sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las participaciones sociales que hubieren adquirido.

CAPÍTULO SEGUNDO

CAPITAL SOCIAL

ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: La sociedad tendrá un capital social de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100) M.N., representado por 427'836,876 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis) acciones Serie "O", ordinarias, nominativas, con valor nominal de $1.00 (un peso 00/100) M.N. cada una.
La sociedad podrá tener capital adicional, el cual estará representado por las acciones Serie "L".

ARTÍCULO OCTAVO.- CAPITAL MÍNIMO: El capital mínimo, cuyo monto se determinará de acuerdo con la Ley de Instituciones de Crédito, deberá estar íntegramente pagado. Cuando el capital social exceda del mínimo, deberá estar pagado por lo menos en un cincuenta por ciento, siempre que dicho porcentaje no sea inferior al mínimo establecido.

Lo dispuesto en los párrafos anteriores deberá estar contenido en los certificados provisionales o títulos definitivos representativos de las acciones.

Cuando la sociedad anuncie su capital social, deberá al mismo tiempo anunciar su capital pagado.

ARTÍCULO NOVENO.- ACCIONES: Las acciones representativas del capital social serán nominativas y de igual valor dentro de cada Serie, conferirán a sus tenedores los mismos derechos y deberán pagarse íntegramente en efectivo en el acto de ser suscritas.

El capital social se podrá dividir en las siguientes series de acciones:

(1) la Serie "O", que en todo momento representará el cien por ciento (100%) del capital ordinario de la sociedad y que será de libre suscripción.

(2) la Serie "L", integrado por acciones preferentes, que en su caso, podrían ser emitidas hasta por un monto equivalente al cuarenta por ciento (40%) del capital pagado de la Sociedad, previa autorización de la Comisión Nacional Bancaria y de Valores. Estas acciones son de voto limitado y otorgarán derecho de voto únicamente en los asuntos relativos a cambio de objeto, fusión, escisión, transformación, disolución y liquidación, los actos corporativos referidos en los artículos 29 Bis, 29 Bis 2 y 122 Bis 9 de la Ley de Instituciones de Crédito así como a la inscripción y cancelación de su inscripción en cualesquiera bolsas de valores.

Las acciones Serie "L" otorgarán asimismo derecho a recibir un dividendo preferente y acumulativo y serán reembolsadas antes de rembolsar las acciones ordinarias, en caso de liquidación. En ningún caso los dividendos de esta serie podrán ser inferiores a los de las otras series.

ARTÍCULO DÉCIMO.- TÍTULOS DE ACCIONES: Las acciones estarán representadas por títulos definitivos y en tanto éstos se expidan, por certificados provisionales. Los títulos o certificados ampararán en forma independiente las acciones de cada una de las series que se pongan en circulación, los certificados o títulos definitivos tendrán una numeración progresiva distinta para cada serie, contendrán las menciones y requisitos a que se refiere el artículo 125 de la Ley General de Sociedades Mercantiles, los supuestos y acciones mencionadas en los artículos 29 Bis 1, 29 Bis 2, 29 Bis 4, 122 Bis 7 al 122 Bis 15, así como los consentimientos expresos a que se refieren los artículos 122 Bis 5 y 122 Bis 15 de la Ley de Instituciones de Crédito, y las demás que conforme a otras disposiciones aplicables deban contener, así como la de los artículos sexto, décimo primero, en lo conducente décimo cuarto, décimo quinto, y cuarto y quinto párrafos del artículo décimo sexto, de estos estatutos sociales y llevarán las firmas de dos consejeros propietarios, las cuales podrán ser autógrafas o facsimilares, en cuyo caso deberán depositarse en el Registro Público del Comercio del domicilio de la sociedad.

ARTÍCULO DÉCIMO PRIMERO.- TITULARIDAD DE ACCIONES: Sujeto a lo establecido en el artículo noveno anterior, cualquier persona física o moral podrá adquirir, mediante una o varias operaciones simultáneas o sucesivas, el control de acciones de la Serie "O" representativas del capital ordinario de la sociedad, en el entendido que: (i) las personas que adquieran o transmitan directa o indirectamente acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (ii) las personas que adquieran directa o indirectamente acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público. No será necesaria la previa autorización de dicha Secretaría cuando las personas que hayan sido autorizadas para adquirir directa o indirectamente acciones de la Serie "O" por más del 5% (a) incrementen su participación en el capital social sin exceder el 30% del capital social de la misma o (b) disminuyan su participación por debajo del 5% y pretenda exceder tal porcentaje de nueva cuenta.

Para determinar los porcentajes antes señalados, se tomarán en cuenta las acciones de que sean titulares los adquirentes de las acciones antes de llevar a cabo la operación de que se trate.

En el supuesto de que uno o más accionistas pretendan obtener el control de la administración de la sociedad, deberá acompañar a la solicitud respectiva, según corresponda:

I. Relación de las personas que, en su caso, pretendan adquirir el control de la sociedad, indicando el capital que suscribirán, la forma en que lo pagarán, así como el origen de los recursos con los que se realizará dicho pago;
II. Relación de los consejeros y directivos que nombrarían en la sociedad.
III. Plan general de funcionamiento de la sociedad, el cual deberá contemplar los aspectos señalados en el artículo 10 fracción II de la Ley de Instituciones de Crédito.
IV. Programa estratégico para la implementación del gobierno corporativo de la sociedad, y
V. La demás documentación conexa que requiera la Secretaría de Hacienda y Crédito Público a efecto de evaluar la solicitud correspondiente.

Para efectos de lo dispuesto en el párrafo anterior, se entenderá que se obtiene el control de la sociedad cuando se adquiera el treinta por ciento o más de las acciones representativas de su capital social, se tenga el control de la asamblea general de accionistas, se esté en posibilidad de nombrar a la mayoría de los miembros del consejo de administración, o por cualquier otro medio se controle a la institución de banca múltiple de que se trate.

Las acciones de la Serie "L", serán de libre suscripción.

No podrán participar en forma alguna en el capital social de la sociedad personas morales extranjeras que ejerzan funciones de autoridad.

Cada operación de acciones en que una persona o conjunto de personas actuando en forma concertada, pretendan acumular, en una o varias negociaciones, el 9.9% (nueve punto nueve por ciento) o más de las acciones en circulación, inclusive en los casos que ya cuenten con tenencias de 10% (diez por ciento) o más, requerirá la autorización previa del consejo de administración.

Lo señalado en el párrafo anterior, se aplica en forma enunciativa, pero no limitativa a: a) la compra o adquisición por cualquier título o medio, de acciones representativas del capital social de la sociedad, de la Serie "O", o cualesquiera otra Serie de acciones que se emita o se emitan en el futuro por la sociedad, incluyendo certificados de participación ordinaria (CPO's) cuyo valor subyacente sean acciones emitidas por la sociedad; recibos de depósito de acciones o cualesquier otro documento que represente derechos sobre acciones de la sociedad; b) la compra o adquisición de cualquier clase de derechos que correspondan a los titulares o propietarios de las acciones Serie "O" o de cualesquiera otra Serie o Series de acciones que emita en el futuro la sociedad; c) cualquier contrato, convenio o acto jurídico que pretenda limitar o resulte en la transmisión de cualquiera de los derechos y facultades que correspondan a accionistas o titulares de acciones de la sociedad, incluyendo instrumentos u operaciones financieras derivadas, así como los actos que impliquen la pérdida o limitación de los derechos de voto otorgados por las acciones representativas del capital social de la sociedad; y d) compras o adquisiciones que pretendan realizar uno o más interesados, que actúen de manera concertada o se encuentren vinculados

entre sí, de hecho o de derecho, para tomar decisiones como grupo, asociación de personas o consorcios.

El acuerdo favorable previo y por escrito del consejo de administración a que se refiere la presente cláusula, se requerirá indistintamente si la compra o adquisición de las acciones, valores y/o derechos, se pretende realizar dentro o fuera del mercado de valores, directa o indirectamente, a través de oferta pública, oferta privada, o mediante cualesquiera otra modalidad o acto jurídico, en una o varias transacciones de cualquier naturaleza jurídica, simultáneas o sucesivas, en México o en el extranjero, en el entendido que previo a dichos actos: (y) las personas que adquieran o transmitan directa o indirectamente acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (z) las personas que adquieran directa o indirectamente acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público.

También se requerirá el acuerdo favorable, previo y por escrito del consejo de administración, para la celebración de convenios, contratos y cualesquiera otros actos jurídicos de cualquier naturaleza, orales o escritos, en virtud de los cuales se formen o adopten mecanismos o acuerdos de asociación de voto, para su ejercicio en una o varias asambleas de accionistas de la sociedad, cada vez que el número de votos agrupados resulte en un número igual o mayor a cualquier porcentaje del total de las acciones representativas del capital social de la sociedad que sea igual o superior al 9.9% (nueve punto nueve por ciento) u otro múltiplo del 9.9% (nueve punto nueve por ciento) del capital social. No se entenderá como convenio de esta naturaleza el acuerdo que realicen accionistas en lo individual o en conjunto para (i) la designación de consejeros de minoría; (ii) requerir al presidente del consejo de administración o al comité de auditoría que convoque a una asamblea de accionistas y (iii) solicitar que se aplace por una sola vez, por tres días naturales y sin necesidad de nueva convocatoria, la votación de cualquier asunto respecto del cual no se consideren suficientemente informados. Dichos convenios estarán sujetos a lo dispuesto en la Ley del Mercado de Valores y no serán oponibles a la sociedad en perjuicio de los demás accionistas o de los intereses patrimoniales o de negocios de la sociedad.

La solicitud escrita para adquisición deberá presentarse por el o los interesados a la consideración del consejo de administración de la sociedad y deberá entregarse al presidente del consejo con copia al secretario, en el entendido de que su falsedad hará que los solicitantes y sus representados incurran en las sanciones penales respectivas y sean responsables de los daños y perjuicios que ocasionen incluyendo el daño moral que causen a la sociedad, sus subsidiarias y filiales. Dicha solicitud deberá incluir como mínimo, a manera enunciativa y no limitativa, la siguiente información que se proporcionará bajo protesta de decir verdad: a) el número y serie de acciones involucradas y la naturaleza jurídica del acto o actos que se pretendan realizar; b) la identidad y nacionalidad del solicitante o solicitantes, revelando si actúan por cuenta propia o ajena, ya sea como mandatarios, accionistas, comisionistas, fiduciarios, fideicomitentes, fideicomisarios, miembros del comité técnico o su equivalente, "trustees" o agentes de terceros, y si actúan con o sin la representación de tercero o terceros en México o en el extranjero; c) la identidad y nacionalidad de los socios, accionistas, mandantes, comitentes, fiduciarios, fideicomitentes, fideicomisarios, "trustees" , miembros de comité técnico o su equivalente, causahabientes y agentes de los solicitantes, en México o en el extranjero; d) la identidad y nacionalidad de quién o quiénes controlan a los solicitantes, directa o indirectamente a través de los comisionistas, fiduciarios, fideicomitentes y demás entidades o personas señaladas en los párrafos b y c anteriores; e) quiénes de los mencionados anteriormente son entre sí cónyuges o tienen parentesco por consanguinidad, afinidad o civil hasta el cuarto grado; f) quiénes de todos los mencionados anteriormente son o no, competidores de esta sociedad o sus subsidiarias y filiales; y si mantienen o no, alguna relación jurídica, económica o de hecho con algún competidor, cliente, proveedor, acreedor o accionista de por lo menos un 5% (cinco por ciento) del capital social de la sociedad, de sus subsidiarias o sus afiliadas; g) las participaciones individuales que ya mantengan, directa o indirectamente los solicitantes y todos los mencionados anteriormente, en las acciones, valores, derechos y mecanismos o acuerdos de asociación de voto a que se refiere la presente cláusula; h) el origen de los recursos económicos que se pretendan utilizar para pagar la o las transacciones materia de la solicitud, especificando la identidad, nacionalidad y demás información pertinente de quién o quiénes provean o vayan a proveer dichos recursos; explicando la naturaleza jurídica y condiciones de dicho financiamiento o aportación, incluyendo la descripción de cualquier clase de garantía que en su caso se vaya a otorgar; y revelando además, si esta o estas personas, directa o indirectamente son o no competidores directos o indirectos de la sociedad o sus empresas subsidiarias o afiliadas; o si mantienen o no, alguna relación

jurídica, económica o de hecho con algún competidor, cliente, proveedor, acreedor o accionista titular o propietario de por lo menos un 5% (cinco por ciento) del capital social de la sociedad, de sus subsidiarias o sus afiliadas; i) Los propósitos que se buscan con la transacción o transacciones que se pretenden realizar; y quiénes de los solicitantes tienen la intención de continuar adquiriendo, directa o indirectamente, acciones y derechos adicionales a los referidos en la solicitud y, en su caso, el porcentaje de tenencia o de voto que se pretenda alcanzar; y si se desea o no adquirir el 30% (treinta por ciento) o más del capital social o el control de la sociedad vía adquisición de acciones, mecanismos o acuerdos de asociación de voto o por cualquier otro medio; y j) en su caso, cualesquier otra información o documentación adicional que se requiera por el consejo de administración para adoptar su resolución. Esta información o documentación debe solicitarse por el consejo dentro de los 30 (treinta) días hábiles siguientes a la presentación de la solicitud.

Si se llegaren a realizar compras o adquisiciones de acciones, o celebrar convenios de los restringidos en la presente cláusula sin observarse: (i) el requisito de obtener el acuerdo favorable, previo y por escrito del consejo de administración de la sociedad, (ii) el aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión por más de 2% (dos por ciento) del capital social de la sociedad a que se refiere el artículo 14 de la Ley de Instituciones de Crédito o (iii) la previa autorización de la Secretaría de Hacienda y Crédito Público en caso de adquisición de acciones de la Serie "O" por más de 5% (cinco por ciento) y en su caso el haber dado cumplimiento a las disposiciones antes citadas, las acciones, valores y derechos materia de dichas compras, adquisiciones o convenios, no otorgarán derecho o facultad alguna para votar en las asambleas de accionistas de la sociedad, ni se podrán ejercer los derechos corporativos que correspondan a las acciones o derechos. En consecuencia, en estos casos, la sociedad no registrará ni reconocerá, ni dará valor alguno a las constancias de depósito de acciones expedidas por cualquier institución de crédito o para el depósito de valores del País, para acreditar el derecho de asistencia a una asamblea. Tampoco se inscribirán dichas acciones, derechos o valores en el registro de acciones que lleva la sociedad; o en su caso, la sociedad cancelará su inscripción en el registro de acciones que lleve la sociedad, debiendo la sociedad informar sobre dicha transmisión al presidente del consejo de administración de la sociedad y a la Secretaría de Hacienda y Crédito Público dentro de los cinco días hábiles siguientes a la fecha en que conozcan de dicha transmisión.

Los tenedores, titulares y propietarios de acciones de cualquier serie representativa del capital social pagado de la sociedad, así como de los valores, documentos, contratos y convenios a que se refiere esta cláusula, por el solo hecho de serlo, convienen expresamente en cumplir con lo previsto en esta cláusula y con los acuerdos del consejo de administración de la sociedad tomados conforme al mismo. De igual forma, aceptan que el consejo de administración lleve a cabo toda clase de investigaciones y requerimientos de información para verificar el cumplimiento de la presente cláusula y, en su caso, el cumplimiento de las disposiciones legales aplicables en ese momento. Para efectos de los presentes estatutos sociales, se considerará salvo prueba en contrario, que los consejeros de la sociedad incumplen a su deber de lealtad si procuran, promueven, fomentan o toleran hipótesis o circunstancias de hecho o de derecho que contravengan los términos o finalidades de la presente cláusula y no tendrán derecho a una indemnización o beneficio con cargo al patrimonio societario, incluyendo primas de seguros o costos y gastos de un convenio de transacción.

El consejo de administración al hacer la determinación correspondiente en los términos de esta cláusula, podrá evaluar entre otros aspectos, lo siguiente: i) el beneficio que se esperaría para el desarrollo de la sociedad, ii) el incremento que se pudiera presentar en el valor de la inversión de los accionistas, iii) la debida protección de los accionistas minoritarios distintos a los que sean calificados, iv) si el pretendido comprador o adquirente es competidor directo o indirecto de la sociedad o de sus subsidiarias y filiales o si está relacionado con competidores de la sociedad o de sus empresas subsidiarias o filiales, v) que el solicitante hubiera cumplido con los requisitos que se prevén en esta cláusula para solicitar la autorización por cada 9.9% (nueve punto nueve por ciento) del capital social que se adquiera y los demás requisitos legales aplicables, vi) la solvencia moral y económica de los interesados; vii) la protección de los derechos de los trabajadores de la sociedad y sus subsidiarias; viii) el mantener una base adecuada de inversionistas, y ix) los demás requisitos que juzgue adecuados el consejo de administración, incluyendo la posible petición a un tercero de un dictamen sobre la razonabilidad del precio o pretensiones del interesado.

El consejo de administración deberá de resolver las solicitudes a que se refiere la presente cláusula dentro de los tres meses que sigan a la fecha en que se hubiere presentado la solicitud o solicitudes. En cualquier caso, si el consejo de administración

no resuelve la solicitud o solicitudes en el plazo antes señalado, se considerará que ha resuelto en forma negativa, negando la autorización. De igual manera, el consejo de administración podrá reservarse la divulgación de dicho evento al público inversionista por ser un asunto estratégico de la sociedad.

Para los efectos de la presente cláusula, la adquisición de acciones o de derechos sobre acciones, así como de los valores, documentos, contratos y convenios a que se refiere el segundo párrafo de esta cláusula, incluye además de la propiedad y copropiedad de acciones, los casos de usufructo, nudo propietario o usufructuario, préstamo, reporto, prenda, posesión, titularidad fiduciaria o derechos derivados de fideicomisos o figuras similares bajo la legislación mexicana o legislaciones extranjeras; la facultad de ejercer o estar en posibilidad de determinar el ejercicio de cualquier derecho como accionista; la facultad de determinar la enajenación y transmisión en cualquier forma de las acciones o de los derechos inherentes a las mismas, o tener derecho a recibir los beneficios o productos de la enajenación, venta y usufructo de acciones o derechos inherentes a las mismas.

Para determinar si se alcanzan o exceden los porcentajes y montos a que se refiere esta cláusula, se agruparán, además de las acciones o derechos de que sean propietarios o titulares las personas que pretendan comprar o adquirir acciones o derechos sobre las mismas, las siguientes acciones y derechos: a) las acciones o derechos que se pretendan adquirir; b) las acciones o derechos de que sean titulares o propietarios personas morales en las que el pretendido adquirente, adquirentes o las personas a que se refiere esta cláusula, tengan una participación directa o indirecta; o con quienes tengan convenio, contrato o arreglo, ya sea directa o indirectamente, por virtud de los cuales en cualquier forma puedan influenciar el ejercicio de los derechos o facultades que dichas personas morales tengan por virtud de su propiedad o titularidad de acciones o derechos, incluyendo las hipótesis de Influencia Significativa o Poder de Mando en los términos de los dispuesto por la Ley del Mercado de Valores; c) las acciones o derechos sobre acciones que estén sujetos a fideicomisos o figuras similares en los que participen o sean parte el pretendido adquirente o pretendidos adquirentes, sus parientes hasta el cuarto grado o cualquier persona actuando por cuenta de o en virtud de acuerdo, convenio o contrato con el pretendido adquirente o los referidos parientes; d) acciones o derechos sobre acciones que sean propiedad de parientes del pretendido adquirente, hasta el cuarto grado; y e) acciones y derechos de cuales sean titulares o propietarios personas físicas por virtud de cualquier acto, convenio o contrato con el pretendido adquirente o con cualquiera de las personas físicas o morales a que se refieren los incisos b) c) y d) anteriores; o en relación a las cuales cualquiera de estas personas pueda influenciar o determinar el ejercicio de las facultades o derechos que les correspondan a dichas acciones o derechos.

Lo previsto en esta cláusula, no será aplicable a: a) la transmisión hereditaria de acciones; y b) los incrementos a los porcentajes de participación accionaria debidos a reducciones o aumentos de capital social acordados por las asambleas de accionistas de la sociedad, salvo que sean por fusión con empresas integrantes de otro grupo empresarial distinto al encabezado por la sociedad.

La sociedad deberá divulgar al público inversionista en los prospectos de sus emisiones que los adquirentes de las acciones estarán sujetos al cumplimiento de las disposiciones contenidas en este artículo.

ARTÍCULO DÉCIMO SEGUNDO.- AUMENTOS Y DISMINUCIONES DE CAPITAL: Los aumentos del capital social se resolverán por acuerdo de la asamblea extraordinaria de accionistas, conforme a las reglas previstas en el presente artículo, siendo necesario reformar los estatutos sociales. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicho aumento, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales.

El capital social sólo podrá disminuirse por resolución de la asamblea general extraordinaria de accionistas y la consiguiente reforma de estos estatutos sociales, cumpliendo en todo caso con lo dispuesto por el artículo nueve de la Ley General de Sociedades Mercantiles. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicha disminución, debiendo observarse en todo caso lo dispuesto por estos

estatutos sociales, la Ley de Instituciones de Crédito y la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO TERCERO.- COLOCACIÓN DE ACCIONES EN TESORERÍA:
Las acciones representativas de la parte no suscrita del capital se conservarán en la tesorería de la sociedad, el consejo de administración tendrá la facultad de ponerlas en circulación en las formas, épocas, condiciones y cantidades que juzgue convenientes, contra el pago en efectivo de su valor nominal, y en su caso, de la prima que el propio órgano determine.

ARTÍCULO DÉCIMO CUARTO.- DERECHO DE PREFERENCIA: Con excepción de (i) aumentos de capital social mediante la emisión de acciones no suscritas para su colocación entre el público inversionista, de conformidad con el artículo 53 de la Ley del Mercado de Valores, (ii) los aumentos de capital resultantes de la colocación de acciones propias resultado de recompras conforme a lo previsto en la Ley del Mercado de Valores y estos estatutos sociales, en caso de aumento de la parte pagada del capital social mediante la suscripción de acciones de tesorería, o de aumento del capital social por emisión de nuevas acciones, los tenedores de las que estén en circulación tendrán preferencia, en proporción a aquellas de cada serie de que sean titulares, para la suscripción de las de nueva colocación que correspondan a dicha serie. Este derecho se ejercerá mediante pago en efectivo y de acuerdo con las normas que al efecto establezca el consejo de administración; pero, en todo caso, deberá concederse a los accionistas un plazo no mayor de (15) quince días hábiles bancarios para su pago, contados a partir de la fecha de publicación de los acuerdos relativos en el periódico oficial del domicilio social.

Si después de que se concluya el plazo mencionado o el señalado al efecto por el consejo de administración hubieren quedado acciones pendientes de suscripción y pago en los términos previstos, entonces los accionistas, sujeto a lo establecido en el artículo noveno anterior, que si hubieren ejercido su derecho de preferencia, tendrán un derecho preferente adicional, para suscribir dichas acciones en proporción a su participación en el capital social pagado, aún cuando las acciones que hubieren quedado sin suscribir pertenezcan a una serie distinta a aquellas de las que sean titulares siempre y cuando no se contravenga lo previsto en el artículo décimo primero de estos estatutos sociales. Dicho derecho de preferencia adicional, podrá ser ejercido dentro de un plazo adicional de diez días hábiles bancarios, contados a partir de la fecha en que hubiere concluido el plazo inicialmente fijado para la suscripción y pago de la nueva emisión de acciones, lo que deberá hacerse constar en el aviso que al efecto se publique en los términos del primer párrafo de este artículo. Si concluido dicho plazo adicional, aún quedaren acciones sin suscribir y pagar entonces se aplicará lo dispuesto en el artículo décimo tercero de estos estatutos sociales.

La Sociedad podrá emitir acciones no suscritas para su colocación entre el público inversionista, conforme a los términos y siempre que se cumplan las condiciones previstas al efecto por el artículo 53 de la Ley del Mercado de Valores, incluyendo la obtención de la autorización de oferta pública de la Comisión Nacional Bancaria y de Valores. El derecho de suscripción preferente a que se refiere el artículo 132 de la Ley General de Sociedades Mercantiles y este artículo no será aplicable tratándose de aumentos de capital mediante ofertas públicas.

ARTÍCULO DÉCIMO QUINTO.- DEPÓSITO Y REGISTRO DE ACCIONES: Los certificados provisionales y los títulos de las acciones se mantendrán en depósito en alguna de las instituciones para el depósito de valores, la cual en ningún caso estará obligada a entregarlas a los titulares.

La sociedad llevará un libro de registro de acciones en el que se harán los asientos a que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles y considerará como dueños de las acciones a quienes aparezcan inscritos como tales en el mismo.

De acuerdo con lo dispuesto en el artículo doscientos noventa, fracción primera, en relación con el doscientos ochenta fracción séptima de la Ley del Mercado de Valores, el libro de registro de acciones a que se refiere el párrafo anterior, podrá ser llevado a solicitud del propio banco por una institución para el depósito de valores de las previstas en dicho ordenamiento en base a los asientos que ésta realice complementados con los listados que al mismo precepto se refiere.

ARTICULO DÉCIMO SEXTO.- ADQUISICIÓN DE ACCIONES PROPIAS: La sociedad podrá adquirir las acciones representativas de su capital social, a través de alguna bolsa de valores nacional, a precio de mercado salvo que se trate de ofertas públicas o de subastas autorizadas por la Comisión Nacional Bancaria y de Valores, sin que sea

aplicable la prohibición establecida en el primer párrafo del artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en cuyo supuesto podrán mantenerlas en tenencia propia sin necesidad de realizar una reducción de capital o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. En todo caso, la sociedad anunciará el importe de su capital suscrito y pagado cuando de publicidad al capital autorizado representado por las acciones emitidas y no suscritas.

Adicionalmente, para poder adquirir sus propias acciones, la sociedad deberá estar al corriente en el pago de sus obligaciones derivadas de instrumentos de deuda de la sociedad inscritos en el Registro Nacional de Valores.

La asamblea general ordinaria de accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. Por su parte, el consejo de administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias.

En tanto pertenezcan las acciones a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase, ni ejercitarse derechos sociales o económicos de tipo alguno.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería, podrán ser colocadas entre el público inversionista, a precio de mercado salvo que se trate de ofertas públicas o de subastas autorizadas por la Comisión Nacional Bancaria y de Valores, sin que para este último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del consejo de administración tratándose de su colocación.

La compra y colocación de acciones materia de este artículo, los informes que sobre las mismas deban presentarse a la asamblea general ordinaria de accionistas, las normas de revelación en la información, así como la forma y términos en que estas operaciones sean dadas a conocer a la Comisión Nacional Bancaria y de Valores, a la bolsa de valores correspondiente y al público inversionista, estarán sujetos a las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores.

ARTÍCULO DÉCIMO SÉPTIMO.- CANCELACIÓN DE INSCRIPCIÓN:

La Comisión Nacional Bancaria y de Valores podrá cancelar la inscripción de valores en el Registro Nacional de Valores, en cualquiera de los siguientes supuestos, siempre que a su juicio se demuestre que han quedado salvaguardados los intereses del público inversionista y adicionalmente se cumplan los requisitos previstos en la Ley del Mercado de Valores:

I. Cuando se cometan infracciones graves o reiteradas a la Ley del Mercado de Valores, o bien, cuando sus valores no satisfagan los requisitos de mantenimiento de listado en bolsa, en cuyos supuestos la sociedad estará obligada, previo requerimiento de dicha Comisión, a realizar una oferta pública en un plazo máximo de ciento ochenta días naturales, contado a partir de que surta efectos tal requerimiento, siendo aplicable lo previsto en los artículos 96, 97, 98, fracciones I y II, y 101, párrafo primero, de la Ley del Mercado de Valores, así como las reglas siguientes:

a) La oferta deberá dirigirse exclusivamente a los accionistas o a los tenedores de los títulos de crédito que representen las acciones de la sociedad, que no formen parte, al momento del requerimiento de la Comisión Nacional Bancaria y de Valores, del grupo de personas que tenga el control de la sociedad.

b) La oferta deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización y el valor contable de las acciones o títulos de crédito que representen dichas acciones, de acuerdo, en este segundo caso, al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la bolsa antes del inicio de la oferta, ajustado cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo supuesto, deberá considerarse la información financiera más reciente con que cuente la sociedad y presentarse una certificación de un directivo facultado de la emisora respecto de la determinación del valor contable.

El valor de cotización en bolsa será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran negociado las acciones o títulos de crédito que representen dichas acciones, previos al inicio de la oferta, durante un periodo que no podrá ser superior a seis meses. En caso de que el número de días en que se hayan negociado las acciones o títulos de crédito mencionados, durante el periodo señalado, sea inferior a treinta, se tomarán los días que efectivamente se hubieren negociado. Cuando no hubiere habido negociaciones en dicho periodo, se tomará el valor contable.

En el evento de que la sociedad cuente con más de una serie accionaria listada, el promedio a que hace referencia el párrafo anterior deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

c) La sociedad obligada a realizar la oferta, deberá afectar en fideicomiso por un periodo mínimo de seis meses, contado a partir de la fecha de cancelación, los recursos necesarios para adquirir al mismo precio de la oferta los valores de los inversionistas que no hubieren acudido a la misma.

La persona o grupo de personas que tengan el control de la sociedad al momento en que la Comisión Nacional Bancaria y de Valores haga el requerimiento señalado en el primer párrafo de esta fracción, serán subsidiariamente responsables con la sociedad del cumplimiento de lo previsto en esta fracción.

La Comisión podrá ordenar, a costa de la sociedad, que se practique una valuación por un experto independiente con la finalidad de determinar el precio de la oferta, cuando lo considere indispensable para la protección de los intereses del público inversionista.

En caso de que a la sociedad se les hubiere cancelado la inscripción de sus acciones en el Registro Nacional de Valores, no podrá colocar nuevamente valores entre el público inversionista hasta que transcurra un año contado a partir de la cancelación correspondiente.

II. Lo solicite la sociedad, previo acuerdo de su asamblea general extraordinaria de accionistas y con el voto favorable de los titulares de acciones con o sin derecho a voto, que representen el 95% del capital social.

Una vez obtenido el referido acuerdo de asamblea, deberá llevarse a cabo una oferta pública de adquisición conforme a lo establecido en el punto I anterior.

Para efectos de evaluar la procedencia de la cancelación de los valores en el Registro Nacional de Valores, la Comisión Nacional Bancaria y de Valores considerará lo siguiente:

a) El número de inversionistas que hubieren acudido a la oferta.
b) El porcentaje del capital propiedad de tales inversionistas.
c) Las características de los inversionistas que no acudieron a la oferta y, en caso de conocerlas, las circunstancias por las que se abstuvieron de aceptar la oferta.

En caso que la sociedad solicite la cancelación de la inscripción de las acciones en el Registro Nacional de Valores, en términos de este inciso II, estará exceptuada de llevar a cabo la oferta pública, siempre que acrediten a la Comisión Nacional de Valores contar con el consentimiento de los accionistas que representen cuando menos el 95% del capital social de la sociedad de que se trate, otorgado mediante acuerdo de asamblea; que el monto a ofrecer por las acciones colocadas entre el gran público inversionista sea menor a 300,000 unidades de inversión, y constituyan el fideicomiso señalado en el punto I anterior, así como notifiquen la cancelación y constitución del citado fideicomiso a través del SEDI. Lo antes previsto será aplicable a los certificados de participación ordinarios sobre acciones, así como a los títulos representativos de dos o más acciones de una o más series accionarias de la propia sociedad.
El consejo de administración de la sociedad, deberá dar a conocer su opinión al público sobre el precio de la oferta, ajustándose a lo previsto en el artículo 101 de la Ley del Mercado de Valores.

La Comisión podrá autorizar el uso de una base distinta para la determinación del precio de la oferta, atendiendo a la situación financiera y perspectivas de la sociedad, siempre que se cuente con la aprobación del consejo de administración de la sociedad, en la que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, respaldada del informe de un experto independiente.

CAPÍTULO TERCERO

ASAMBLEAS DE ACCIONISTAS

ARTÍCULO DÉCIMO OCTAVO.- ASAMBLEAS GENERALES: La asamblea general ordinaria se reunirá cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre del ejercicio social para tratar entre otros los asuntos mencionados por los artículos veintiséis, cuarenta y tres, cuarenta y siete, cincuenta y seis, fracción cuarta y demás disposiciones aplicables de la Ley del Mercado de Valores, y en los demás casos en que sea convocada por el consejo de administración para tratar asuntos previstos en el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles, y cualquier otro que no sea materia de asamblea general extraordinaria .

La asamblea general extraordinaria se reunirá cuando deba tratarse alguno de los asuntos previstos en el artículo ciento ochenta y dos de la Ley General Sociedades Mercantiles y los artículos cuarenta y ocho, cincuenta y tres, ciento ocho y demás disposiciones aplicables de la Ley del Mercado de Valores.

Las asambleas también se reunirán en los demás casos previstos por la Ley General de Sociedades Mercantiles o por la Ley de Instituciones de Crédito.

Quedan a salvo, sin embargo los casos de asambleas que deban celebrarse en los eventos previstos en los artículos ciento sesenta y seis fracción sexta, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO NOVENO.- ASAMBLEAS ESPECIALES: Las asambleas especiales se reunirán para deliberar sobre asuntos que afecten exclusivamente a los accionistas de alguna de las series de acciones y también en los casos previstos en el artículo decimosegundo, segundo párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO.- CONVOCATORIAS: Las convocatorias para las asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la asamblea. Las convocatorias deberán hacerse por el consejo de administración o por el comité de auditoria o por la autoridad judicial en su caso. Las convocatorias contendrán, el orden del día en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas, incluso los comprendidos en el rubro de asuntos generales y deberán ser firmadas por la persona o personas que las hagan; en el entendido, de que si las hiciere el consejo de administración las hará con la firma del secretario o pro-secretario, en su caso. Los accionistas que en lo individual o en conjunto representen por lo menos el 10% (diez por ciento) del capital social, podrán pedir por escrito, y en cualquier momento, al presidente del consejo de administración, al comisario o al presidente del comité de auditoria que convoque a una asamblea general de accionistas para discutir los asuntos que se especifiquen en el orden del día. Todo accionista dueño de una acción, tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles. Las convocatorias también podrán hacerse por las personas a que se refieren los artículos 25 y 50 de la Ley del Mercado de Valores. Conjuntamente con la convocatoria a cualquier asamblea general ordinaria o extraordinaria podrá convocarse a las asambleas especiales a tener verificativo con la anticipación suficiente o simultánea a la asamblea general de que se trate

Desde el momento en que se publiquen las convocatorias para las asambleas, deberán estar a disposición de los accionistas, la información y documentos relacionados con cada uno de los puntos establecidos en el orden del día de forma gratuita y con por lo menos 15 días naturales de anticipación a la fecha de la asamblea así como los formularios de poderes elaborados por la sociedad y que ponga a disposición a través de los intermediarios del mercado de valores o en la propia sociedad en los términos del artículo cuarenta y nueve de la Ley del Mercado de Valores para la representación de los accionistas en la asamblea de que se trate.

Las asambleas podrán ser celebradas sin previa convocatoria, si en el momento de la votación, la totalidad de las acciones con derecho a voto estuvieron representadas.

Las convocatorias para las asambleas designarán con exactitud el lugar, día y hora en que deben tener lugar las asambleas respectivas; en la inteligencia, que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor.

ARTÍCULO VIGÉSIMO PRIMERO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Para concurrir a las asambleas, los accionistas deberán entregar a la secretaría del consejo

de administración, a más tardar DOS días hábiles antes del señalado para la junta, las constancias de depósito que respecto de las acciones y con el fin de que los titulares acrediten su calidad de accionistas, les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo doscientos noventa del citado ordenamiento.

En las constancias a que se hace referencia, se indicará el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Hecha la entrega, el secretario expedirá a los interesados las tarjetas del ingreso correspondiente, en las cuales se indicarán el nombre del accionista y el número de votos a que tiene derecho, así como el nombre del depositario.

Los accionistas podrán hacerse representar en las asambleas por apoderado constituido mediante poder otorgado en formularios elaborados por la propia sociedad en los términos y con los requisitos que se establecen en el artículo 49 de la Ley del Mercado de Valores. Dicho poder también será entregado a la secretaría del consejo de administración conforme a las reglas arriba previstas.

La institución deberá tener a disposición de los representantes de los accionistas los formularios de los poderes durante el plazo a que se refiere el artículo 49 de la Ley del Mercado de Valores, con el fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

En ningún caso podrán ser mandatarios, para estos efectos, los administradores ni los comisarios de la sociedad.

ARTÍCULO VIGÉSIMO SEGUNDO.- INSTALACIÓN: Para que una asamblea ordinaria o especial de accionistas se considere legalmente reunida en virtud de primera o ulterior convocatorias, deberá estar representada en ella por lo menos el 51% (cincuenta y uno por ciento) de las acciones representativas del capital social con derecho a voto y sus resoluciones serán validas cuando se tomen por mayoría de votos de las acciones representadas en ella.

Para que una asamblea extraordinaria de accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado, por lo menos el 75% (setenta y cinco por ciento) del capital social, y sus resoluciones serán validas cuando se tomen por el voto favorable de accionistas que representen cuando menos el 51% (cincuenta y uno por ciento) del capital pagado. En caso de segunda o ulterior convocatoria, las asambleas generales extraordinarias de accionistas podrán celebrarse si en ellas está representado, cuando menos, el 50% (cincuenta por ciento) del capital y sus resoluciones serán válidas siempre que sean tomadas por el voto favorable del número de accionistas que representen, por lo menos, el 50% (cincuenta por ciento) del capital social.

Si por cualquier motivo, no pudiere instalarse legalmente una asamblea, este hecho y sus causas se harán constar en el libro de actas, con observancia, en lo que proceda, de lo dispuesto en el artículo vigésimo quinto de estos estatutos sociales.

Asimismo, podrán adoptarse resoluciones fuera de asamblea por unanimidad de los accionistas que representen la totalidad de las acciones con derecho a voto del capital ordinario, o de la categoría especial de acciones de que se trate, y dichas resoluciones tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en asamblea general o especial, respectivamente, siempre que se confirmen por escrito. El documento en el que conste la confirmación escrita deberá ser enviado al secretario de la sociedad, quien transcribirá las resoluciones respectivas en el libro de actas correspondiente, y certificará que dichas resoluciones fueron adoptadas de conformidad con esta estipulación, debiéndose salvaguardar los derechos de los accionistas a que se refiere el artículo 49 de la Ley del Mercado de Valores.

ARTÍCULO VIGÉSIMO TERCERO.- DESARROLLO: Presidirá las asambleas el presidente del consejo de administración. Si, por cualquier motivo, aquel no asistiere al acto, o si se tratare de una asamblea especial, la presidencia corresponderá al accionista o al representante de accionistas que designen los concurrentes.

Actuará como secretario quien lo sea del consejo de administración, en su ausencia, el pro-secretario o la persona que designe el presidente de la asamblea. Tratándose de

asamblea especial, fungirá como secretario la persona que designen los accionistas o sus representantes de la serie de acciones de que se trate.

El presidente nombrará escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes validarán la lista de asistencia, con indicación del número de acciones representadas por cada asistente; se cerciorarán de la observancia de lo dispuesto en el artículo dieciséis de la Ley de Instituciones de Crédito y rendirán su informe a la asamblea, lo que se hará constar en el acta respectiva.

No se discutirá ni resolverá cuestión alguna que no esté prevista en el orden del día, salvo por lo previsto por el último párrafo del artículo vigésimo de estos estatutos.

Independientemente de la posibilidad de aplazamiento a que se refiere el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles, si no pudieren tratarse en la fecha señalada todos los puntos comprendidos en el orden del día, la asamblea podrá continuar su celebración mediante sesiones subsecuentes que tendrán lugar en las fechas que la misma determine, sin necesidad de nueva convocatoria; pero, entre cada dos de las sesiones de que se trate, no podrán mediar más de tres días hábiles.

Estas sesiones subsecuentes se celebrarán con el quórum exigido por estos estatutos para segunda convocatoria.

ARTÍCULO VIGÉSIMO CUARTO.- VOTACIONES Y RESOLUCIONES: En las asambleas, cada acción en circulación dará derecho a un voto, salvo las acciones de la Serie "L" que, en su momento, se emitan, mismas que tendrán las restricciones previstas en el artículo noveno de estos estatutos sociales.

Las votaciones serán económicas, salvo que la mayoría de los presentes acuerde que sean nominales o por cédula.

El accionista que en una operación determinada tenga por cuenta propia o ajena un interés contrario al de la sociedad, deberá abstenerse a toda deliberación relativa a dicha operación.

Para la validez de cualquier resolución que implique la fusión de la sociedad con otra u otras instituciones, la escisión de la sociedad o la reforma de los estatutos sociales, se requerirá la aprobación de la Secretaría de Hacienda y Crédito Público. Para estos efectos, tanto la escritura constitutiva como las modificaciones estatutarias se inscribirán en el Registro Público del Comercio, con inclusión de la respectiva autorización, de acuerdo con lo dispuesto en los artículos noveno, último párrafo, vigésimo séptimo, primer párrafo y vigésimo séptimo bis primer párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO QUINTO.- ACTAS: Las actas de las asambleas se consignarán en un libro especial y serán firmadas por quien presida la asamblea y por el secretario y por el comisario o comisarios que concurran.

A un duplicado del acta, certificado por el secretario, se agregará la lista de los asistentes, con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiere publicado la convocatoria y los informes, dictámenes y demás documentos que se hubieren presentado en el acto de celebración de la asamblea o previamente a ella.

ARTÍCULO VIGÉSIMO SEXTO.- De conformidad con el artículo 29 Bis 1 de la Ley de Instituciones de Crédito, para efectos de los actos corporativos referidos en los artículos 29 Bis, 29 Bis 2, y 122 Bis 9, de la Ley de Instituciones de Crédito, como excepción a lo previsto en la Ley General de Sociedades Mercantiles y en los presentes estatutos sociales, para la celebración de las asambleas generales de accionistas correspondientes se observará lo siguiente:

I. Se deberá realizar y publicar una convocatoria única para asamblea de accionistas en un plazo de tres días hábiles que se contará, respecto de los supuestos de los artículos 29 Bis y 29 Bis 2 de la Ley de Instituciones de Crédito, a partir de que surta efectos la notificación a que se refiere el artículo 29 Bis o, para el caso que prevé el artículo 122 Bis 9, a partir de la fecha en que el administrador cautelar asuma la administración de la sociedad en términos del artículo 143 de la Ley de Instituciones de Crédito;

II. La convocatoria referida en la fracción anterior deberá publicarse en dos de los periódicos de mayor circulación del domicilio social de la sociedad, en la que, a su vez, se especificará que la asamblea se celebrará dentro de los ocho días hábiles siguientes a la publicación de dicha convocatoria;

III. Durante el plazo mencionado en la fracción anterior, la información relacionada con el tema a tratar en la asamblea deberá ponerse a disposición de los accionistas, al igual que los formularios a que se refiere el artículo 16 de la Ley de Instituciones de Crédito, y

IV. La asamblea se considerará legalmente reunida cuando estén representadas, por lo menos, las tres cuartas partes del capital social de la sociedad, y sus resoluciones serán válidas con el voto favorable de los accionistas que en conjunto representen el cincuenta y uno por ciento de dicho capital.

En protección de los intereses del público ahorrador, la impugnación de la convocatoria de las asambleas de accionistas a que se refiere el presente artículo, así como de las resoluciones adoptadas por éstas, sólo dará lugar, en su caso, al pago de daños y perjuicios, sin que dicha impugnación produzca la nulidad de los actos.

CAPÍTULO CUARTO

ADMINISTRACIÓN

ARTÍCULO VIGÉSIMO SÉPTIMO.- ÓRGANOS DE ADMINISTRACIÓN: La dirección y administración de la sociedad serán conferidas a un consejo de administración y a un director general, en sus respectivas esferas de competencia.

Las designaciones de consejeros, director general y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a éste se ajustarán a lo dispuesto en los artículos vigésimo tercero y vigésimo cuarto de la Ley de Instituciones de Crédito, respectivamente.

La sociedad verificará que las personas designadas como consejeros, director general y los funcionarios con las dos jerarquías inmediatas inferiores a la de este último cumplan con lo dispuesto en los citados artículos.

ARTÍCULO VIGÉSIMO OCTAVO.- DESIGNACIÓN Y DURACIÓN: La administración y representación de la sociedad estará a cargo de un consejo de administración integrado por un mínimo de 10 (diez) y un máximo de 15 (quince) consejeros propietarios que señale la asamblea de accionistas. , en el entendido que por lo menos el 25% del total de los miembros del consejo de administración deberán ser consejeros independientes, cuyos nombramientos deberán ajustarse a lo establecido por el artículo vigésimo segundo de la Ley de Instituciones de Crédito. Por cada consejero propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener ese mismo carácter.

Los miembros del consejo de administración podrán o no ser accionistas, deberán contar con calidad técnica, elegibilidad crediticia y honorabilidad, así como amplios conocimientos y experiencia en materia financiera, legal o administrativa, desempeñarán sus cargos por el plazo de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya su periodo de gestión hasta que los designados para sustituirlos tomen posición de sus cargos y recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.

Los accionistas que representen cuando menos un 10% (diez por ciento) del capital pagado ordinario de la sociedad, tendrán derecho a designar un consejero.

Solo podrá revocarse el nombramiento de los consejeros de minoría cuando se revoque el de todos los demás.

La mayoría de los consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional.

ARTÍCULO VIGÉSIMO NOVENO.- SUPLENCIAS: La vacante temporal de un consejero propietario será cubierta por su respectivo suplente que remplazará a los titulares en caso de imposibilidad o impedimento de estos para asistir, situación que no será necesario acreditar.

Tratándose de la vacante definitiva de un consejero propietario, deberá convocarse a la asamblea general ordinaria, con el fin de que se haga la nueva designación. En tanto, será sustituido por su respectivo suplente.

ARTÍCULO TRIGÉSIMO.- PRESIDENCIA Y SECRETARÍA: El consejo de administración, en su primera sesión inmediatamente después de la asamblea de accionistas que lo hubiere designado, nombrará al presidente y a las personas que ocupen los demás cargos en el consejo, siempre y cuando la asamblea no los hubiese elegido. El presidente tendrá voto de calidad en caso de empate.

El presidente presidirá las asambleas generales de accionistas y las sesiones del consejo de administración, cumpliendo los acuerdos de las mismas, sin necesidad de resolución especial alguna.

El presidente del consejo de administración desempeñará su cargo por el término de un año a partir de su designación, pudiendo ser reelecto y continuará en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

El consejo de administración nombrará a un secretario, el cual no será consejero, así como a un pro-secretario que auxilie a éste y le supla en sus ausencias.

ARTÍCULO TRIGÉSIMO PRIMERO.- REUNIONES: El consejo de administración deberá reunirse por lo menos trimestralmente y en forma extraordinaria, cuando sea convocado por el presidente del consejo de administración o por al menos el 25% de los consejeros o por cualquiera de los comisarios de la sociedad.

Las sesiones del consejo de administración serán celebradas en el domicilio social de la sociedad, pero podrán celebrarse en cualquier otro lugar dentro del territorio nacional, que estimaré oportuno dicho consejo.

Las convocatorias a las sesiones del consejo de administración, serán realizadas por el secretario o pro-secretario del consejo de administración en la forma y términos en que lo determine el propio consejo, de no determinarse dicha forma, las convocatorias deberán realizarse por escrito y remitirse a los consejeros por correo o por telefax, con una anticipación mínima de 5 (cinco) días naturales a la fecha en que deba celebrarse la sesión a los domicilios registrados en la sociedad. A los consejeros que radiquen fuera del domicilio social, deberá enviárseles la convocatoria por telegrama, telefax o correo aéreo certificado, depositado por lo menos con 5 (cinco) días de anticipación a la fecha de la sesión. La convocatoria deberá ser firmada por el presidente o el secretario o el pro-secretario del consejo de administración.

Para que las sesiones del consejo de administración sean válidas se requerirá la asistencia de por lo menos el 51% de los consejeros, de los cuales uno por lo menos deberá ser consejero independiente y sus resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes.

Las resoluciones tomadas fuera de sesión del consejo, por la unanimidad de sus miembros tendrán, la misma validez que si hubieren sido adoptadas en sesión de consejo, siempre que se confirmen por escrito, debiéndose salvaguardar los derechos de los consejeros en términos de la Ley del Mercado de Valores.

Las actas de las sesiones del consejo de administración deberán ser firmadas por quien las presida, por el secretario y por los comisarios que concurrieren, y se consignarán en libros especiales, de los cuales el secretario o el pro-secretario del consejo de administración podrán expedir copias certificadas, certificaciones o extractos.

ARTÍCULO TRIGÉSIMO SEGUNDO.- FACULTADES: El consejo de administración tendrá las facultades que a los órganos de su clase atribuyen las leyes y estos estatutos sociales, por lo que, de manera enunciativa y no limitativa, podrá:

I. Representar a la sociedad ante las autoridades administrativas y judiciales, sean éstas municipales, estatales o federales, así como ante las autoridades del trabajo o ante árbitros o arbitradores, con poder general para pleitos y cobranzas, con el que se entiende conferidas las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, quinta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete

del mencionado cuerpo legal, por lo que, de manera enunciativa y no limitativa, podrá:

A. Promover juicios de amparo y desistirse de ellos;

B. Presentar y ratificar denuncias y querellas penales, satisfacer los requisitos de éstas últimas; y desistirse de ellas;

C. Constituirse en coadyuvante del Ministerio Público, federal o local;

D. Otorgar perdón en los procedimientos penales;

E. Articular o absolver posiciones en cualquier género de juicios, incluidos los laborales, en el entendido, sin embargo, de que la facultad de absolverlas sólo podrá ser ejercida por medio de personas físicas que al efecto designe el consejo de administración, en los términos de la fracción octava de este artículo, por lo que quedan absolutamente excluidos del goce de la misma cualesquiera otros funcionarios y apoderados de la sociedad; y

F. Comparecer ante todo tipo de autoridades en materia laboral, sean administrativas o jurisdiccionales, locales o federales, actuar dentro de los procedimientos procesales o para procesales correspondientes, desde la etapa de conciliación y hasta la de ejecución laboral; y celebrar todo tipo de convenios, en los términos de los artículos once, setecientos ochenta y siete y ochocientos setenta y seis de la Ley Federal del Trabajo;

II. Administrar los negocios y bienes sociales con el poder general más amplio de administración, en los términos del artículo dos mil quinientos cincuenta y cuatro, párrafo segundo, del mencionado Código Civil;

III. Emitir, suscribir, otorgar, aceptar, avalar o endosar títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito;

IV. Ejercer actos de disposición y dominio respecto de los bienes de la sociedad, o de sus derechos reales o personales, en los términos del párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del citado Código Civil y con las facultades especiales señaladas en las fracciones primera, segunda y quinta del artículo dos mil quinientos ochenta y siete del referido ordenamiento legal;

V. En los términos del artículo ciento cuarenta y cinco de la Ley General de Sociedades Mercantiles, designar y remover al director general así como establecer los términos y condiciones a los que se ajustará en el ejercicio de sus facultades de actos de dominio; designar y remover a los principales funcionarios, con observancia de lo dispuesto en el artículo veinticuatro de la Ley de Instituciones de Crédito; a los delegados fiduciarios y al secretario y prosecretario del propio consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones;

VI. Otorgar los poderes que crea convenientes a los funcionarios indicados en la fracción anterior, o a cualesquiera otras personas, y revocar los otorgados; y, con observancia de lo dispuesto en las leyes aplicables, delegar sus facultades en el director general, o algunas de ellas en uno o varios de los consejeros, o en los apoderados que designe al efecto, para que las ejerzan en el negocio o negocios y en los términos y condiciones que el consejo de administración señale;

VII. Delegar, a favor de la persona o personas que estime convenientes, la representación legal de la sociedad, otorgarles el uso de la firma social y conferirles poder general para pleitos y cobranzas, con las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, para que de manera enunciativa y no limitativa puedan:

a) Ostentarse como representantes legales de la sociedad en cualquier procedimiento o proceso, administrativo, laboral, judicial o cuasi-judicial y, con ese carácter hacer todo género de instancias y, señaladamente:

articular y absolver posiciones en nombre de la sociedad, concurrir, en el periodo conciliatorio, ante las Juntas de Conciliación y Arbitraje; intervenir en las diligencias respectivas; y celebrar toda clase de convenios con los trabajadores;

b) Realizar todos los otros actos jurídicos a que se refiere la fracción primera de este artículo;

c) Sustituir los poderes y facultades de que se trata, sin merma de los suyos y otorgar y revocar mandatos; y

VIII. Establecer los comités que se requieran conforme a las disposiciones legales aplicables así como los que considere convenientes para la administración de la sociedad y establecer las políticas y lineamientos de cada uno de los comités incluyendo las del comité de auditoría de acuerdo con las disposiciones legales aplicables

IX. Realizar las demás funciones aplicables conforme a la Ley General de Sociedades Mercantiles, Ley de Instituciones de Crédito, a las disposiciones generales que de ella emanen así como aquellas que deriven de la Ley del Mercado de Valores que este obligado observar.

En general, llevar al cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines de la sociedad, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Las referencias de este artículo a los preceptos del Código Civil para el Distrito Federal, se entienden hechas a los correlativos de los Códigos Civiles de las entidades en las que el mandato se ejerza.

ARTÍCULO TRIGÉSIMO TERCERO.- REMUNERACIÓN: Los miembros del consejo de administración percibirán, por concepto de emolumentos, la cantidad que determine la asamblea general ordinaria. Las decisiones relativas permanecerán en vigor mientras no sean modificadas por la propia asamblea general ordinaria.

ARTÍCULO TRIGÉSIMO CUARTO.- DISTRIBUCIÓN DE EMOLUMENTOS: Los emolumentos de que se trata en el artículo trigésimo tercero de estos estatutos sociales, se cargarán a los resultados del ejercicio.

ARTICULO TRIGÉSIMO QUINTO.- RESPONSABILIDAD DE LOS CONSEJEROS, DEL DIRECTOR GENERAL Y DE LOS DIRECTIVOS RELEVANTES:

I. **Deber de diligencia**. Los miembros de consejo de administración, el director general y los directivos relevantes deberán actuar de conformidad con el deber de diligencia contemplado por el artículo 30 y siguientes de la Ley del Mercado de Valores.

Para ello tendrán derecho de solicitar, en cualquier momento y conforme a los términos que consideren convenientes información de funcionarios de la Sociedad y de las personas morales que la Sociedad controle.

Conforme a lo dispuesto en la Ley del Mercado de Valores y, por las disposiciones generales que al efecto dicte la Comisión Nacional Bancaria y de Valores, él incumplimiento por cualquier consejero de su deber de diligencia lo hará responsable en forma solidaria con otros consejeros incumplidos o culpables, por los daños y perjuicios que cause a la sociedad, misma que estará limitada a los daños y perjuicios directos, pero no punitivos o consecuenciales que se causen a la Sociedad y a los casos en que el consejero de que se trate hubiere actuado dolosamente, de mala fe, con culpa grava o ilícitamente.

II. **Deber de lealtad**. Los miembros del consejo de administración, el director general y los directivos relevantes, deberán actuar de conformidad con el deber de lealtad contemplado por el artículo 34 y siguientes de la Ley del Mercado de Valores.

Los consejeros y el secretario si tuvieren un conflicto de interés, deberán abstenerse de participar en el asunto que corresponda y estar presentes en la deliberación y votación de dicho asunto, sin que ello afecte el quórum requerido para la instalación del consejo.

Los consejeros serán solidariamente responsables con los que les hayan precedido en el cargo, por las irregularidades en que estos hubieren incurrido si, conociéndolas, no las comunicaran por escrito al comité de auditoría y auditor externos.

Asimismo, los consejeros estarán obligados a informar al comité de auditoría y al auditor externo todas aquellas irregularidades que durante el ejercicio de su cargo, tengan conocimiento y que se relacionen con la Sociedad o con las personas morales que esta controle o en las que tenga influencia significativa.

Conforme a lo dispuesto por la Ley del Mercado de Valores en particular por lo dispuesto por los artículos 34 a 37 y por las disposiciones generales que al efecto dicte la Comisión Nacional Bancaria y de Valores el incumplimiento por cualquier consejero, o por el secretario de su deber de lealtad, lo hará responsable en forma solidaria con otros consejeros y con el secretario incumplido o culpable por los daños y perjuicios que cause a la sociedad y en todo caso se procederá a la remoción del cargo a los culpables.

III. **Acción de responsabilidad**. La responsabilidad resultante de la violación del deber de diligencia o del deber de lealtad será exclusivamente a favor de la Sociedad o de la persona moral que ésta controle y podrá ser ejercida por la Sociedad o por los accionistas que, en lo individual o en conjunto tengan la titularidad de acciones, comunes o de voto limitado, restringido o sin derecho de voto, que representen cinco por ciento (5%) o más del capital social. El demandante que corresponda solo podrá transigir en juicio el monto de la indemnización por daños y perjuicios, si el consejo de administración hubiere aprobado los términos y condiciones del convenio judicial correspondiente.

IV. **Excluyentes de responsabilidad**. Los miembros del consejo de administración, el director general y los directivos relevantes no incurrirán en responsabilidad por los daños y perjuicios que ocasionen a la Sociedad o a las personas morales que ésta controle o en las que tenga una influencia significativa, cuando el consejero de que se trate, el director general o el directivo relevante de que se trate, actúe de buena fe y se actualice cualquier excluyente de responsabilidad de las referidas por el artículo 40 de la Ley del Mercado de Valores.

ARTÍCULO TRIGÉSIMO SEXTO.- DIRECTOR GENERAL: Las funciones de gestión, conducción y ejecución de los negocios de la sociedad y de las personas morales que ésta controle, serán responsabilidad del director general, sujetándose para ello a las estrategias, políticas y lineamientos aprobados por el consejo de administración. El director general será nombrado por el consejo de administración, previa opinión del comité de auditoría. El director general se auxiliará de los directivos relevantes designados para tal efecto y de cualquier empleado de la sociedad o de las personas morales que ella controle. Por directivos relevantes se entenderá a aquellas personas físicas con un empleo, cargo o comisión en la sociedad o en las personas morales controladas por ella o que la controlen, que adopten decisiones que trasciendan de forma significativa en la situación administrativa, financiera, operacional o jurídica de la sociedad o del grupo empresarial al que ella pertenezca, sin que queden comprendidos dentro de esta definición los consejeros de la sociedad. El consejo de administración aprobará también la destitución del director general de la sociedad y su retribución integral, así como las políticas para la designación y retribución integral de los demás directivos relevantes, previa opinión del comité de auditoria.

El director general, para el cumplimiento de sus funciones, contará con las más amplias facultades para representar a la sociedad en actos de administración y pleitos y cobranzas, incluyendo facultades especiales que conforme a las leyes requieran cláusula especial. Tratándose de actos de dominio deberá ajustarse a los términos y condiciones establecidos por el consejo de administración para su ejercicio.

El director general, sin perjuicio de lo señalado con anterioridad, deberá:

A. Someter a la aprobación del consejo de administración anualmente las estrategias de negocio de la sociedad y personas morales que ésta controle, con base en la información que estas últimas le proporcionen.

B. Dar cumplimiento a los acuerdos de las asambleas de accionistas y del consejo de administración, conforme a las instrucciones que, en su caso, dicte la propia asamblea o el referido consejo.

C. Proponer al comité de auditoría, los lineamientos del sistema de control interno y auditoría interna de la sociedad y personas morales que ésta controle, así

como ejecutar los lineamientos que al efecto apruebe el consejo de administración de la sociedad.

D. Suscribir la información relevante de la sociedad, junto con los directivos relevantes encargados de su preparación, en el área de su competencia.

E. Difundir la información relevante y eventos que deban ser revelados al público, ajustándose a lo previsto en la Ley del Mercado de Valores.

F. Dar cumplimiento a las disposiciones relativas a la celebración de operaciones de adquisición y colocación de acciones propias de la sociedad.

G. Ejercer, por sí o a través de delegado facultado, en el ámbito de su competencia o por instrucción del consejo de administración, las acciones correctivas y de responsabilidad que resulten procedentes.

H. Verificar que se realicen, en su caso, las aportaciones de capital hechas por los socios.

I. Dar cumplimiento a los requisitos legales y estatutarios establecidos con respecto a los dividendos que se paguen a los accionistas.

J. Asegurar que se mantengan los sistemas de contabilidad, registro, archivo o información de la sociedad.

K. Elaborar y presentar al consejo de administración el informe a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en el inciso "B" de dicho precepto.

L. Establecer mecanismos y controles internos que permitan verificar que los actos y operaciones de la sociedad y personas morales que ésta controle, se hayan apegado a la normativa aplicable, así como dar seguimiento a los resultados de esos mecanismos y controles internos y tomar las medidas que resulten necesarias en su caso.

M. Ejercer las acciones de responsabilidad a que se refiere la Ley del Mercado de Valores, en contra de personas relacionadas o terceros que presumiblemente hubieren ocasionado un daño a la sociedad o las personas morales que ésta controle o en las que tenga una influencia significativa, salvo que por determinación del consejo de administración de la sociedad y previa opinión del comité de auditoria, el daño causado no sea relevante.

El director general deberá elaborar y presentar al consejo de administración, para su aprobación, las políticas para el adecuado empleo y aprovechamiento de los recursos humanos y materiales de la institución, las cuales deberán considerar el uso racional de los mismos, restricciones para el empleo de ciertos bienes, mecanismos de supervisión y control y, en general, la aplicación de los recursos a las actividades propias de la institución y a la consecución de sus fines.
El director general deberá en todos los casos proporcionar datos e informes precisos para auxiliar al consejo de administración en la adecuada toma de decisiones.

CAPÍTULO QUINTO

VIGILANCIA

ARTÍCULO TRIGÉSIMO SÉPTIMO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada por lo menos a un comisario designado por los accionistas de la Serie "O" y, en su caso, un comisario nombrado por los de la Serie "L", así como sus respectivos suplentes. El nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles más las que establezcan otros ordenamientos legales. Los comisarios gozarán de las facultades que les confiere la Ley General de Sociedades Mercantiles, la Ley de Instituciones de Crédito, las Disposiciones de carácter general aplicables a las Instituciones de Crédito, así como aquellas que deriven de la Ley del Mercado de Valores que este obligado observar.

ARTÍCULO TRIGÉSIMO OCTAVO.- PROHIBICIONES: No podrán ser comisarios las personas mencionadas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, así como las inhabilitadas por la Comisión Nacional Bancaria y

de Valores de conformidad con lo dispuesto por el artículo veinticinco de la Ley de Instituciones de Crédito.

ARTÍCULO TRIGÉSIMO NOVENO.- DURACIÓN: Los comisarios durarán en funciones un año, y continuarán en el desempeño de su cargo mientras no tomen posesión los designados para sustituirlos.

ARTÍCULO CUADRAGÉSIMO.- REMUNERACIÓN: Los comisarios recibirán la retribución que fije la asamblea general ordinaria de accionistas y deberán asistir, con voz, pero sin voto, a las asambleas de accionistas, a las sesiones del consejo de administración, y a las juntas de los comités que aquel determine.

ARTÍCULO CUADRAGÉSIMO PRIMERO.- COMITÉ DE AUDITORÍA: La sociedad contará con un comité de auditoria con carácter consultivo en los términos establecidos por el artículo vigésimo primero de la Ley de Instituciones de Crédito. Los miembros del comité de auditoria serán nombrados mediante asamblea general ordinaria de accionistas.

El presidente del comité de auditoria no podrá presidir el consejo de administración.

El comité de auditoria tendrá, entre otras, las facultades a que se refiere la Ley de Instituciones de Crédito, el artículo 148 y demás aplicables de las Disposiciones de carácter general aplicables a las Instituciones de Crédito y a las políticas y lineamientos que en su caso emita el consejo de administración de la sociedad.

CAPÍTULO SEXTO

GARANTÍAS, EJERCICIOS SOCIALES, INFORMACIÓN FINANCIERA
PÉRDIDAS Y GANANCIAS

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- GARANTÍAS: Los miembros del consejo de administración, los del comité de auditoria, y los comisarios no estarán obligados a otorgar garantía alguna de su gestión a menos que lo establezca la asamblea general ordinaria de accionistas.

ARTÍCULO CUADRAGÉSIMO TERCERO.- EJERCICIO SOCIAL: El ejercicio social comenzará el primero de enero y terminará el treinta y uno de diciembre de cada año, salvo por el primer ejercicio social que iniciará en la fecha de su constitución y concluirá el treinta y uno de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO CUARTO.- INFORMACIÓN FINANCIERA: Anualmente, el consejo de administración y los comisarios presentarán a la asamblea general ordinaria el informe y el dictamen a que se refieren los artículos ciento sesenta y seis, fracción cuarta y ciento setenta y dos de la Ley General de Sociedades Mercantiles.

Los estados financieros anuales dictaminados de la sociedad deberán ser publicados conforme a lo establecido en el artículo ciento uno de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO QUINTO.- UTILIDADES: En cuanto a las utilidades que se obtengan, se observarán las siguientes reglas:

I. Se crearán las provisiones necesarias para el pago de la participación de los trabajadores en las utilidades.

II. Se constituirán e incrementarán las reservas del capital previstas en la Ley de Instituciones de Crédito y en disposiciones administrativas expedidas con base en la misma; y

III. En su caso y con observancia de las normas legales y administrativas aplicables, se decretará el pago de los dividendos que la asamblea ordinaria determine, y el resto de las utilidades del ejercicio, así como los remanentes de los ejercicios anteriores quedarán a disposición de la propia asamblea general ordinaria, a menos que ésta decida otra cosa, en el entendido que no podrán repartirse dividendos durante los primeros tres ejercicios.

CAPÍTULO SÉPTIMO

DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO

ARTÍCULO CUADRAGÉSIMO SEXTO.- DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO MERCANTIL: La disolución y liquidación, así como el concurso mercantil de la sociedad se regirá por lo dispuesto por la Ley de Instituciones de Crédito, la Ley de Protección al Ahorro Bancario, los Capítulos X y XI de la Ley General de Sociedades Mercantiles y por el Título Octavo, Capítulo II, de la Ley de Concursos Mercantiles, con las excepciones siguientes:

I. Salvo en los casos previstos en el Apartado C de la Sección Segunda del Capítulo II del Título Sexto de la Ley de Instituciones de Crédito, el cargo de liquidador recaerá en el Instituto para la Protección al Ahorro Bancario, a partir de que la sociedad se encuentre en estado de liquidación. Tratándose de concurso mercantil, el nombramiento de síndico deberá recaer en el referido instituto.

El Instituto para la Protección al Ahorro Bancario podrá desempeñar el cargo de liquidador o síndico a través de su personal o por medio de los apoderados que para tal efecto designe y contrate con cargo al patrimonio de la sociedad. El otorgamiento del poder respectivo podrá ser hecho a favor de persona física o moral y deberá inscribirse en el Registro Público de Comercio.

El liquidador deberá depositar e inscribir en las oficinas del Registro Público de Comercio del domicilio social de la sociedad el balance final de liquidación que elabore al efecto, y procederá conforme a lo dispuesto por el artículo 247 de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en la fracción III de dicho artículo.

Concluido el plazo establecido para impugnaciones y en el evento de que hubiera un remanente, el liquidador efectuará el pago que corresponda a los accionistas.

El Instituto para la Protección al Ahorro Bancario, en su carácter de liquidador, contará con las atribuciones a que se refiere el Artículo 141 de la Ley de Instituciones de Crédito;

II. Solo la Comisión Nacional Bancaria y de Valores o el Instituto para la Protección al Ahorro Bancario, en el ámbito de sus respectivas competencias, podrán solicitar la declaración de concurso mercantil de la sociedad;

III. A partir de la fecha en que se declare la revocación de la autorización otorgada a la sociedad para organizarse y operar como institución de banca múltiple o bien, se declare su concurso mercantil, los pagos derivados de sus operaciones se suspenderán hasta en tanto el Instituto para la Protección al Ahorro Bancario resuelva lo conducente, y

IV. Lo dispuesto en el artículo 64 de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- PAGO DE OBLIGACIONES SUBORDINADAS: En caso de liquidación o concurso mercantil de la sociedad el pago de las obligaciones subordinadas preferentes, en caso de que se hubiesen emitido, será a prorrata, sin distinción de fechas de emisión, después de cubrir todas las demás deudas de la sociedad, pero antes de repartir a los titulares de las acciones, el haber social. Las obligaciones subordinadas no preferentes, en caso de que se hubiesen emitido, se pagarán en los mismos términos señalados en este artículo, pero después de haber pagado las obligaciones subordinadas preferentes. Lo anterior de conformidad con lo dispuesto por el artículo 64 de la Ley de Instituciones de Crédito.

CAPÍTULO OCTAVO

NORMATIVIDAD SUPLETORIA, SOLUCIÓN DE CONFLICTOS Y MEDIDAS CORRECTIVAS

ARTÍCULO CUADRAGÉSIMO OCTAVO.- NORMAS SUPLETORIAS: Para todo lo no previsto en estos estatutos sociales se estará a las disposiciones contenidas en la Ley de Instituciones de Crédito, en la Ley del Mercado de Valores, en la Ley del Banco de México, y (i) en la aplicación supletoria de la Legislación Mercantil; (ii) a los usos y prácticas bancarias y mercantiles; (iii) a las normas del Código Civil para el Distrito Federal; y (iv) el Código Fiscal de la Federación para efectos de las notificaciones y los recursos a que se refieren los artículos 25 y 110 de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRÁGESIMO NOVENO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento de estos estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro.

ARTÍCULO QUINCUAGÉSIMO .- MEDIDAS CORRECTIVAS: De conformidad con lo dispuesto por los artículos 134 Bis y 134 Bis 1 de la Ley de Instituciones de Crédito, la sociedad estará obligada a implementar las medidas correctivas mínimas y las medidas correctivas especiales adicionales que dicte la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general de acuerdo con la categoría en que hubiese sido clasificada la sociedad, tomando como base el índice de capitalización requerido conforme a las disposiciones aplicables a los requerimientos de capitalización, emitidas por la Secretaría de Hacienda y Crédito Público en términos del artículo 50 de la Ley de referencia.

Para los efectos señalados en el párrafo anterior, se estará a lo siguiente:

I. Cuando la sociedad no cumplan con los requerimientos de capitalización establecidos conforme a lo dispuesto en el artículo 50 de la Ley de Instituciones de Crédito y en las disposiciones que de ese precepto emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la institución, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

b) En un plazo no mayor a quince días hábiles, presentar a la Comisión Nacional Bancaria y de Valores, para su aprobación, un plan de restauración de capital que tenga como resultado un incremento en su índice de capitalización, el cual podrá contemplar un programa de mejora en eficiencia operativa, racionalización de gastos e incremento en la rentabilidad, la realización de aportaciones al capital social y límites a las operaciones que la sociedad pueda realizar en cumplimiento de su objeto social, o a los riesgos derivados de dichas operaciones. El plan de restauración de capital deberá ser aprobado por el consejo de administración de la sociedad antes de ser presentado a dicha Comisión.

La sociedad deberá determinar en el plan de restauración de capital que, conforme a este inciso, deba presentar, metas periódicas, así como el plazo en el cual el capital de dicha sociedad obtendrá el nivel de capitalización requerido conforme a las disposiciones aplicables.

La Comisión Nacional Bancaria y de Valores, a través de su Junta de Gobierno, deberá resolver lo que corresponda sobre el plan de restauración de capital que le haya sido presentado, en un plazo máximo de sesenta días naturales contados a partir de la fecha de presentación del plan.

La sociedad en caso de que le resulte aplicable lo previsto en este inciso, deberá cumplir con el plan de restauración de capital dentro del plazo que establezca la Comisión Nacional Bancaria y de Valores, el cual en ningún caso podrá exceder de 270 días naturales contados a partir del día siguiente al que se notifique a la sociedad, la aprobación respectiva. Para la determinación del plazo para el cumplimiento del plan de restauración, dicha Comisión deberá tomar en consideración la categoría en que se encuentre ubicada la sociedad, su situación financiera, así como las condiciones que en general prevalezcan en los mercados financieros. La Comisión Nacional Bancaria y de Valores, por acuerdo de su Junta de Gobierno, podrá prorrogar por única vez este plazo por un periodo que no excederá de 90 días naturales.

La Comisión Nacional Bancaria y de Valores dará seguimiento y verificará el cumplimiento del plan de restauración de capital, sin perjuicio de la procedencia de otras medidas correctivas dependiendo de la categoría en que se encuentre clasificada la sociedad;

c) Suspender el pago a los accionistas de dividendos provenientes de la sociedad, así como cualquier mecanismo o acto que implique una transferencia de beneficios patrimoniales.

d) Suspender los programas de recompra de acciones representativas del capital social de la sociedad;

e) Diferir el pago de intereses y, a juicio de la Comisión Nacional Bancaria y de Valores, diferir el pago de principal o convertir anticipadamente en acciones las obligaciones subordinadas que se encuentren en circulación, hasta por la cantidad que sea necesaria para cubrir el faltante de capital. Esta medida correctiva será aplicable a aquellas obligaciones subordinadas que, en términos de lo previsto en las disposiciones a que se refiere el primer párrafo del artículo 50 de la Ley de Instituciones de Crédito, computen como parte del capital neto de la sociedad.

En caso de que la sociedad emita obligaciones subordinadas de las referidas en el párrafo inmediato anterior, deberá incluir en los títulos de crédito correspondientes, en el acta de emisión, en el prospecto informativo, así como en cualquier otro instrumento que documente la emisión, la posibilidad de que sea procedente la implementación de esta medida cuando se actualicen las causales correspondientes conforme a las reglas a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito, sin que sea causal de incumplimiento por parte de la sociedad;

f) Suspender el pago de las compensaciones y bonos extraordinarios adicionales al salario del director general y de los funcionarios de los dos niveles jerárquicos inferiores a éste, así como no otorgar nuevas compensaciones en el futuro para el director general y funcionarios, hasta en tanto la sociedad cumpla con los niveles de capitalización requeridos por la Secretaría de Hacienda y Crédito Público en términos de las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito. Esta previsión deberá contenerse en los contratos y demás documentación que regulen las condiciones de trabajo.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los funcionarios de la misma.

La medida prevista en este artículo es sin perjuicio de los derechos laborales adquiridos a favor de las personas que conforme a la misma puedan resultar afectadas;

g) Abstenerse de convenir incrementos en los montos vigentes en los créditos otorgados a las personas consideradas como relacionadas en términos del artículo 73 de la Ley de Instituciones de Crédito, y

h) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito;

II. Cuando la sociedad cumpla con el índice mínimo de capitalización requerido de acuerdo con el artículo 50 de dicha Ley y las disposiciones que de ella emanen, será clasificada en la categoría que incluya a dicho mínimo. La Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la institución, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

b) Abstenerse de celebrar operaciones cuya realización genere que su índice de capitalización se ubique por debajo del requerido conforme a las disposiciones aplicables, y

c) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley e Instituciones de Crédito;

III. Independientemente del índice de capitalización de la sociedad, la Comisión Nacional Bancaria y de Valores podrá ordenar la aplicación de medidas correctivas especiales adicionales.

Las medidas correctivas especiales adicionales que, en su caso, deberá cumplir la sociedad serán las siguientes:

a) Definir las acciones concretas que llevará a cabo la institución de que se trate para no deteriorar su índice de capitalización;

b) Contratar los servicios de auditores externos u otros terceros especializados para la realización de auditorias especiales sobre cuestiones específicas;

c) Abstenerse de convenir incrementos en los salarios y prestaciones de los funcionarios y empleados en general, exceptuando las revisiones salariales convenidas y respetando en todo momento los derechos laborales adquiridos.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la institución de banca múltiple de que se trate, cuando dichas personas morales efectúen los pagos a los empleados o funcionarios de la sociedad;

d) Sustituir funcionarios, consejeros, comisarios o auditores externos, nombrando a las personas que ocuparán los cargos respectivos. Lo anterior es sin perjuicio de las facultades de la Comisión Nacional Bancaria y de Valores previstas en el artículo 25 de la Ley de Instituciones de Crédito para determinar la remoción o suspensión de los miembros del consejo de administración, directores generales, comisarios, directores y gerentes, delegados fiduciarios y demás funcionarios que puedan obligar con su firma a la sociedad, o

e) Las demás que determine la Comisión Nacional Bancaria y de Valores, con base en el resultado de sus funciones de inspección y vigilancia, así como en las sanas prácticas bancarias y financieras.

Para la aplicación de las medidas a que se refiere esta fracción, la Comisión Nacional Bancaria y de Valores podrá considerar, entre otros elementos, la categoría en que la sociedad haya sido clasificada, su situación financiera integral, el cumplimiento al marco regulatorio, la tendencia del índice de capitalización de la sociedad y de los principales indicadores que reflejen el grado de estabilidad y solvencia, la calidad de la información contable y financiera, y el cumplimiento en la entrega de dicha información, y

IV. Cuando la sociedad mantengan un índice de capitalización superior en un 25% o más, al requerido de conformidad con las disposiciones aplicables, no se aplicarán medidas correctivas mínimas ni medidas correctivas adicionales.

CAPÍTULO NOVENO

DEL RÉGIMEN DE OPERACIÓN CONDICIONADA

ARTÍCULO QUINCUAGÉSIMO PRIMERO.- ABSTENCIÓN DE REVOCACIÓN: De conformidad con el artículo 29 Bis 2 de la Ley de Instituciones de Crédito, en caso de que la sociedad haya incurrido en la causal de revocación prevista en la fracción V del artículo 28 de la Ley de Instituciones de Crédito podrá, previa aprobación de su asamblea de accionistas celebrada de conformidad con el artículo 29 Bis 1 de la Ley de Instituciones de Crédito, solicitar por escrito a la Secretaría de Hacienda y Crédito Público dentro de un plazo de quince días hábiles a partir de que surta efectos la notificación relativa a la causal de revocación referida y efectuada por la Secretaría de Hacienda y Crédito Público, que ésta se abstenga de revocar la autorización de la sociedad para organizarse y operar como institución de banca múltiple, siempre y cuando la sociedad acredite la ejecución de los siguientes actos aprobados por dicha asamblea:

I. La afectación de acciones que representen cuando menos el setenta y cinco por ciento (75%) del capital social de la sociedad a un fideicomiso irrevocable que se constituya conforme a lo previsto en el artículo 29 Bis 4 de la Ley de Instituciones de Crédito (el "Fideicomiso"), y

II. La presentación ante la Comisión Nacional Bancaria y de Valores del plan de restauración de capital a que se refiere el inciso b) de la fracción I del artículo 134 Bis 1 de la Ley de Instituciones de Crédito.

Para efectos de lo señalado en la fracción I anterior, la asamblea de accionistas, en la sesión antes señalada deberá (i) instruir al director general de la sociedad o al apoderado que se designe al efecto en dicha sesión para que, a nombre y por cuenta de los accionistas, lleve a cabo los actos necesarios para que se afecten las acciones en el Fideicomiso, (ii) otorgar las instrucciones necesarias para que se constituya el Fideicomiso y, de igual forma, y (iii) acordar la instrucción a la fiduciaria para la venta de las acciones en los términos de la fracción VI del artículo 29 Bis 4 de la Ley de Instituciones de Crédito y llevar a cabo los demás actos previstos en dicho artículo, y (iv) señalar expresamente que los accionistas conocen y están de acuerdo con el contenido y alcance del artículo 29 Bis 4 de la Ley de Instituciones de Crédito y con las obligaciones que asumirán mediante la celebración del Fideicomiso.

ARTÍCULO QUINCUAGÉSIMO SEGUNDO.- FIDEICOMISO El fideicomiso que, en términos de la fracción I del artículo 29 Bis 2 de la Ley de Instituciones de Crédito, acuerde crear la asamblea de accionistas de la sociedad se constituirá en una institución de crédito distinta de la afectada y, al efecto, el contrato respectivo deberá prever lo siguiente:

I. Que, en protección de los intereses del público ahorrador, el fideicomiso tendrá por objeto la afectación fiduciaria de las acciones que representen, cuando menos, el 75% del capital de la sociedad, con la finalidad de que ésta se mantenga en operación bajo el régimen de operación condicionada a que se refiere este artículo y que, en caso de que se actualice cualquiera de los supuestos previstos en la fracción V del presente artículo, el Instituto para la Protección al Ahorro Bancario ejercerá los derechos patrimoniales y corporativos de las acciones afectas al fideicomiso;

II. La afectación al fideicomiso de las acciones señaladas en la fracción anterior, a través de su director general o del apoderado designado al efecto, en ejecución del acuerdo de la asamblea de accionistas a que se refiere el artículo 29 Bis 2 de la Ley de Instituciones de Crédito;

III. La mención de la instrucción de la asamblea a que se refiere el artículo 29 Bis 2 de dicha Ley al director general de la sociedad o al apoderado que se designe en la misma, para que, a nombre y por cuenta de los accionistas, solicite a la institución para el depósito de valores en que se encuentren depositadas las acciones representativas del capital social de la sociedad, el traspaso de sus acciones afectas al fideicomiso a una cuenta abierta a nombre de la fiduciaria a que se refiere este artículo.
En protección del interés público y de los intereses de las personas que realicen con la sociedad cualquiera de las operaciones que den origen a las obligaciones garantizadas en términos de la Ley de Protección al Ahorro Bancario, en el evento de que el director general o apoderado designado al efecto no efectúe el traspaso mencionado en el párrafo anterior, la institución para el depósito de valores respectiva deberá realizar dicho traspaso, para lo cual bastará la solicitud por escrito por parte de la fiduciaria, en ejecución de la instrucción formulada por la asamblea de accionistas;

IV. La designación de los accionistas como fideicomisarios en primer lugar, a quienes les corresponderá el ejercicio de los derechos corporativos y patrimoniales derivados de las acciones representativas del capital social afectas al fideicomiso, en tanto no se cumpla lo señalado en la fracción siguiente;
V. La designación del Instituto para la Protección al Ahorro Bancario como fideicomisario en segundo lugar, al que corresponderá instruir a la fiduciaria sobre el ejercicio de los derechos corporativos y patrimoniales derivados de las acciones representativas del capital social de la sociedad afectas al fideicomiso, cuando se actualice cualquiera de los supuestos siguientes:

a) La Junta de Gobierno de la Comisión Nacional Bancaria y de Valores no apruebe el plan de restauración de capital que la institución de banca múltiple respectiva presente en términos del inciso b) de la fracción I del artículo 134 Bis 1 de la Ley de Instituciones de Crédito, o la misma Junta de Gobierno determine que esa institución no ha cumplido con dicho plan;

b) A pesar de que la sociedad se haya acogido al régimen de operación condicionada señalada en la Ley de Instituciones de Crédito, la Comisión Nacional Bancaria y de Valores informe a la fiduciaria que dicha institución presenta un índice de capitalización igual o menor al cincuenta por ciento del requerido conforme a las disposiciones a que se refiere el artículo 50 de dicha Ley, o

c) La sociedad incurra en alguno de los supuestos previstos en las fracciones IV y VI del artículo 28 de la Ley de Instituciones de Crédito, en cuyo caso la Secretaría de

Hacienda y Crédito Público procederá conforme a lo dispuesto por el artículo 29 Bis de dicha Ley, con el fin de que la sociedad manifieste lo que a su derecho convenga y presente los elementos que, a su juicio, acrediten que se han subsanado los hechos u omisiones señalados en la notificación respectiva;

VI. El acuerdo de la asamblea de accionistas de la sociedad en términos de lo dispuesto por el artículo 29 Bis 2 de la Ley de Instituciones de Crédito, que contenga la instrucción a la fiduciaria para que enajene las acciones afectas al fideicomiso en el caso y bajo las condiciones a que se refiere el artículo 122 Bis 5 de dicha Ley;

VII. Las causas de extinción del fideicomiso que a continuación se señalan:

a) La sociedad reestablezca y mantenga durante tres meses consecutivos su índice de capitalización conforme al mínimo requerido por las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, como consecuencia del cumplimiento del plan de restauración de capital que haya presentado al efecto.

En el supuesto a que se refiere este inciso, la Comisión Nacional Bancaria y de Valores deberá informar a la fiduciaria para que ésta, a su vez, lo haga del conocimiento de la sociedad para el depósito de valores que corresponda, a fin de que se efectúen los traspasos a las cuentas respectivas de los accionistas de que se trate;

b) En los casos en que, una vez ejecutado el método de resolución que determine la Junta de Gobierno del Instituto para la Protección al Ahorro Bancario para la sociedad, en términos de lo previsto en la Ley de Instituciones de Crédito, las acciones afectas al fideicomiso sean canceladas o bien, se entregue a los accionistas el producto de la venta de las acciones o el remanente del haber social, si lo hubiere, y

c) La sociedad reestablezca su índice de capitalización conforme al mínimo requerido por las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, como consecuencia del cumplimiento del plan de restauración de capital que presente al efecto y, antes de cumplirse el plazo a que se refiere el inciso a) de esta fracción, solicite la revocación de la autorización para organizarse y operar como institución de banca múltiple en términos de la fracción II del artículo 28 de dicha Ley, siempre y cuando no se ubique en las causales a que se refieren las fracciones IV o VI del propio artículo 28.

VIII. La instrucción a la institución fiduciaria para que, en su caso, entregue a los accionistas el remanente del haber social conforme a lo previsto en el inciso b) de la fracción anterior.
La institución que actúe como fiduciaria en fideicomisos de los regulados en este artículo deberá sujetarse a las reglas de carácter general que, para tales efectos, emita la Comisión Nacional Bancaria y de Valores.

ARTÍCULO QUINCUAGÉSIMO TERCERO.- SANEAMIENTO FINANCIERO MEDIANTE APOYO: En el supuesto en el que la sociedad se haya acogido al régimen de operación condicionada a que se refiere el presente Capítulo Noveno de estos estatutos, en el que se actualice alguno de los supuestos previstos en la fracción V del artículo 29 bis 4 de la Ley de Instituciones de Crédito, y que además se ubique en el supuesto previsto en el artículo 122 Bis fracción II, inciso a) del mismo ordenamiento jurídico, tendrá acceso al saneamiento financiero mediante apoyo, en los términos previstos por el apartado B de la sección primera del capítulo II del título sexto de la Ley de Instituciones de Crédito.

En ese sentido, los accionistas por el solo hecho de serlo, otorgan su consentimiento irrevocable para que, en el evento de que la sociedad acceda al saneamiento previsto en el párrafo anterior, se lleve a cabo la venta de acciones a que se refiere el segundo párrafo del artículo 122 Bis 5 de la Ley de Instituciones de Crédito.

CAPÍTULO DÉCIMO
DEL SANEAMIENTO FINANCIERO MEDIANTE CRÉDITOS

ARTÍCULO QUINCUAGÉSIMO CUARTO.- CONTRATACIÓN DE CRÉDITO:
En caso de que la sociedad se ubique en el supuesto previsto en el artículo 122 Bis fracción II, inciso a) de la Ley de Instituciones de Crédito y no se hubiere acogido al régimen de operación condicionada, el administrador cautelar de la sociedad que sea designado conforme al artículo 138 de la Ley de Instituciones de Crédito deberá contratar, a nombre de la propia sociedad, un crédito otorgado por el Instituto para la Protección al Ahorro Bancario por un monto equivalente a los recursos que sean necesarios para que se cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de dicha Ley, el cual deberá ser liquidado en un plazo que, en

ningún caso, podrá exceder de quince días hábiles contados a partir de su otorgamiento.
Para el otorgamiento del crédito referido en este artículo, el Instituto para la Protección al Ahorro Bancario considerará la situación financiera y operativa de la sociedad y, como consecuencia de ello, determinará los términos y condiciones que se estimen necesarios y oportunos.

Los recursos del crédito serán invertidos en valores gubernamentales que serán depositados en custodia en una institución de banca de desarrollo.

ARTÍCULO QUINCUAGÉSIMO QUINTO.- GARANTÍA DEL CRÉDITO: El pago del crédito a que se refiere el artículo anterior deberá quedar garantizado con la totalidad de las acciones representativas del capital social de la sociedad, mismas que serán abonadas a la cuenta que el Instituto para la Protección al Ahorro Bancario mantenga en alguna de las instituciones para el deposito de valores contempladas en la Ley del Mercado de Valores, el traspaso correspondiente deberá ser solicitado e instruido por el administrado cautelar.

En caso de que el administrador cautelar de la sociedad no instruya dicho traspaso, la institución para el depósito de valores respectiva deberá traspasar dichas acciones, para lo cual bastará la solicitud por escrito por parte del secretario ejecutivo del Instituto para la Protección al Ahorro Bancario. El pago del crédito únicamente podrá realizarse con los recursos que se obtengan, en su caso, por el aumento de capital previsto en los artículos 122 Bis 9 y 122 Bis 10 de la Ley de Instituciones de Crédito.

En tanto no se cumplan los compromisos garantizados que deriven del crédito otorgado por el Instituto para la Protección al Ahorro Bancario, corresponderá al propio Instituto para la Protección al Ahorro Bancario el ejercicio de los derechos corporativos y patrimoniales inherentes a las acciones representativas del capital social de la sociedad. La garantía a favor del Instituto para la Protección al Ahorro Bancario se considerará de interés público y preferente a cualquier derecho constituido sobre dichos títulos. Sin perjuicio de lo anterior, las acciones representativas del capital social de la sociedad afectas en garantía conforme a este artículo podrán ser objeto de ulterior gravamen, siempre y cuando se trate de operaciones tendientes a la capitalización de la sociedad y no afecte los derechos constituidos a favor del Instituto para la Protección al Ahorro Bancario.

ARTÍCULO QUINCUAGÉSIMO SEXTO.- PUBLICACIÓN DE AVISOS: El administrador cautelar de la sociedad deberá publicar avisos, cuando menos, en dos periódicos de amplia circulación del domicilio social de la sociedad, con el propósito de que los titulares de las acciones representativas del capital social de la sociedad tengan conocimiento del otorgamiento del crédito por parte del Instituto para la Protección al Ahorro Bancario, así como del plazo de vencimiento de éste y los demás términos y condiciones.

ARTÍCULO QUINCUAGÉSIMO SÉPTIMO.- AUMENTO DE CAPITAL: El administrador cautelar deberá convocar a una asamblea general extraordinaria de accionistas de la sociedad, a la cual podrán asistir los titulares de las acciones representativas del capital social de la sociedad. En su caso, el Instituto para la Protección al Ahorro Bancario, en ejercicio de los derechos corporativos y patrimoniales señalados en el último párrafo del artículo 122 Bis 8 de la Ley de Instituciones de Crédito, acordará un aumento de capital en la cantidad necesaria para que la sociedad dé cumplimiento a los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito y esté en posibilidad de pagar el crédito otorgado por el Instituto para la Protección al Ahorro Bancario.

Para efectos de lo previsto en el párrafo anterior, la asamblea de accionistas de la sociedad, incluida su convocatoria, se celebrará de conformidad con lo dispuesto en el artículo 29 Bis 1 de la Ley de Instituciones de Crédito.

Los accionistas que deseen suscribir y pagar las acciones derivadas del aumento de capital a que se refiere este artículo deberán comunicarlo al administrador cautelar para que el Instituto para la Protección al Ahorro Bancario, en ejercicio de los derechos corporativos y patrimoniales que le corresponden en términos de la Ley de Instituciones de Crédito, adopte los acuerdos correspondientes en la asamblea celebrada al efecto.

ARTÍCULO QUINCUAGÉSIMO OCTAVO.- SUSCRIPCIÓN Y PAGO DE ACCIONES: Celebrada la asamblea a que se refiere el artículo anterior de estos estatutos, los accionistas contarán con un plazo de cuatro días hábiles para suscribir y pagar las

acciones que se emitan como consecuencia del aumento de capital que, en su caso, se haya decretado.

La suscripción del aumento de capital será en proporción a la tenencia accionaria individual y previa absorción de las pérdidas de la sociedad, en la medida que a cada accionista le corresponda.

Como excepción a lo mencionado en el párrafo anterior, los accionistas tendrán derecho a suscribir y pagar acciones en un número mayor a aquél que les corresponda conforme a dicho párrafo, en caso de que no se suscriban y paguen en su totalidad las acciones que se emitan por virtud del aumento de capital. El supuesto a que se refiere este párrafo quedará sujeto a lo previsto en la Ley de Instituciones de Crédito para adquirir o transmitir acciones representativas del capital social de una institución de banca múltiple.

En todo caso, el aumento de capital que se efectúe conforme al presente capítulo deberá ser suficiente para que la sociedad dé cumplimiento a los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito.

ARTÍCULO QUINCUAGÉSIMO NOVENO.- PAGO DEL CRÉDITO: En caso de que los accionistas suscriban y paguen la totalidad de las acciones derivadas del aumento de capital necesario para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, el administrador cautelar pagará, a nombre de la sociedad, el crédito otorgado por el Instituto para la Protección al Ahorro Bancario conforme al artículo 122 Bis 7 de la Ley de Instituciones de Crédito, en cuyo caso quedará sin efectos la garantía mencionada en el artículo quincuagésimo séptimo de estos estatutos, y solicitará a la institución para el depósito de valores respectiva el traspaso de las acciones representativas del capital social de la sociedad.

ARTÍCULO SEXAGÉSIMO .- ADJUDICACIÓN DE ACCIONES: En caso de que las obligaciones derivadas del crédito otorgado por el Instituto para la Protección al Ahorro Bancario no fueren cumplidas por la sociedad en el plazo convenido, el Instituto para la Protección al Ahorro Bancario se adjudicará las acciones representativas del capital social de la sociedad dadas en garantía y, en su caso, pagará a los accionistas el valor contable de cada acción, conforme al capital contable de los últimos estados financieros disponibles a la fecha de tal adjudicación.

Dichas acciones pasarán de pleno derecho a la titularidad del Instituto para la Protección al Ahorro Bancario, salvo una, que será transferida al Gobierno Federal.

Para la determinación del valor contable de cada acción, el Instituto para la Protección al Ahorro Bancario deberá contratar, con cargo a la sociedad, a un tercero especializado a fin de que en un plazo que no podrá exceder de ciento veinte días hábiles contados a partir de la contratación respectiva, audite los estados financieros de la sociedad mencionados en el primer párrafo de este artículo. El valor contable referido será el que resulte de la auditoria realizada por el tercero especializado mencionado en este párrafo. Dicho valor se calculará con base en la información financiera de la sociedad, así como en aquélla que le sea solicitada a la Comisión Nacional Bancaria y de Valores para estos efectos y que haya obtenido en ejercicio de sus funciones de inspección y vigilancia. El tercero especializado deberá cumplir con los criterios de independencia e imparcialidad que dicha Comisión determine con fundamento en lo previsto en el artículo 101 de la Ley de Instituciones de Crédito.

El Instituto para la Protección al Ahorro Bancario deberá realizar el pago de las acciones en un plazo no mayor de ciento sesenta días hábiles, contados a partir de la fecha en que se haya efectuado la adjudicación.

En caso de que el valor de adjudicación de las acciones sea menor al saldo del crédito a la fecha de la adjudicación, la sociedad deberá pagar al Instituto para la Protección al Ahorro Bancario la diferencia entre esas cantidades en un plazo no mayor a dos días hábiles contados a partir de la determinación del valor contable de las acciones conforme a lo antes señalado.

En protección de los intereses del público ahorrador, del sistema de pagos y del interés público en general, la institución para el depósito de valores autorizada en los términos de la Ley del Mercado de Valores en la que se encuentren depositadas las acciones respectivas efectuará el traspaso de éstas a las cuentas que al efecto le señala el Institución para la Protección al Ahorro Bancario y, para este efecto, bastará la solicitud por escrito por parte del secretario ejecutivo.

Los titulares de las acciones al momento de la adjudicación únicamente podrán impugnar el valor de adjudicación. Para tales propósitos, dichos accionistas designarán a un representante común, quien participará en el procedimiento a través del cuál se designará de común acuerdo con el Instituto para la Protección al Ahorro Bancario, a un tercero que emitirá dictamen con respecto al valor contable de las acciones citadas.

ARTÍCULO SEXAGÉSIMO PRIMERO.- APORTACIÓN DE CAPITAL: Una vez adjudicadas las acciones conforme a lo previsto en este capítulo, el administrador cautelar, en cumplimiento del acuerdo de la Junta de Gobierno del Instituto para la Protección de Ahorro Bancario, a que se refiere el artículo 122 Bis, fracción II, inciso a) de la Ley de Instituciones de Crédito, convocará a asamblea general extraordinaria de accionistas para efectos de que dicho Instituto acuerde la realización de aportaciones del capital necesarios para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito, conforme a lo siguiente:

I. Deberán realizarse los actos tendientes a aplicar las partidas positivas del capital contable de la sociedad distintas al capital social, a las partidas negativas del propio capital contable, incluyendo la absorción de sus pérdidas, y

II. Efectuada la aplicación a que se refiere la fracción anterior, en caso de que resulten partidas negativas del capital contable, deberá reducirse el capital social.

Posteriormente, se deberá realizar un aumento a dicho capital por el monto necesario para que la sociedad cumpla con los requerimientos de capitalización a que se refiere el artículo 50 de la Ley de Instituciones de Crédito que incluirá la capitalización del crédito otorgado por el Instituto para la Protección al Ahorro Bancario conforme al artículo 122 Bis 7 de la Ley de Instituciones de Crédito, así como la suscripción y pago de las acciones correspondientes por parte del Instituto para la Protección al Ahorro Bancario.

ARTÍCULO SEXAGÉSIMO SEGUNDO.- VENTA DE LAS ACCIONES: Una vez celebrados los actos a que se refiere el artículo anterior, el Instituto para la Protección al Ahorro Bancario deberá proceder a la venta de las acciones en un plazo máximo de seis meses y de acuerdo con las disposiciones del título tercero de la Ley de Protección al Ahorro Bancario. Dicho plazo podrá ser prorrogado por la Junta de Gobierno del Instituto para la Protección al Ahorro Bancario, por una sola vez y por la misma duración.

No podrán adquirir las acciones que enajene el Instituto para la Protección al Ahorro Bancario conforme a lo aquí señalado las personas que hayan mantenido el control de la sociedad en términos de lo previsto por la Ley de Instituciones de Crédito, a la fecha del otorgamiento del crédito a que se refiere el artículo 122 Bis 7 de la Ley de Instituciones de Crédito, así como a la fecha de adjudicación de las acciones conforme al artículo 122 Bis 12 de la Ley de Instituciones de Crédito.

ARTÍCULO SEXAGÉSIMO TERCERO.- CONSENTIMIENTO IRREVOCABLE: Los accionistas otorgan su consentimiento irrevocable a la aplicación de los artículos 122 Bis 7 a 122 Bis 14 de la Ley de Instituciones de Crédito en el evento de que se actualicen los supuestos en ellos previstos."

III. Resoluciones respecto de la designación de miembros del comité de prácticas societarias.

Se informó a los accionistas que de acuerdo con las disposiciones legales aplicables las instituciones de banca múltiple, no es necesaria la creación de un comité de prácticas societarias al encontrarse atendidos los rubros que corresponden a dicho comité en los distintos comités societarios existentes, por lo que no hubo resolución que tomar al respecto.

IV. Resoluciones respecto a la inscripción de las acciones de la Sociedad en el Registro Nacional de Valores y en el listado de valores autorizados para cotizar en la Bolsa Mexicana de Valores, S.A. de C.V., con objeto de llevar a cabo una oferta pública de venta de acciones en México y para realizar una oferta privada bajo la Regla 144 A y la Regulación "S" de la Ley de Valores de 1933 de los Estados Unidos de América, así como bajo la legislación o normatividad aplicable en los países en que la oferta sea realizada.

En relación con este punto del orden del día, el presidente manifestó que la Sociedad pretende llevar a cabo una oferta pública de venta de acciones en México a través de la Bolsa Mexicana de Valores, S.A. de C.V., de conformidad con la normatividad

aplicable, a efecto de captar los recursos necesarios para que la Sociedad continúe con su desarrollo y crecimiento y para fortalecer su estructura y situación financiera. El presidente también manifestó que con objeto de llevar a cabo dicha oferta pública, ha sido necesario solicitar la inscripción de las acciones representativas del capital social de la Sociedad en circulación a esta fecha en el Registro Nacional de Valores que lleva la Comisión Nacional Bancaria y de Valores así como en el listado de valores autorizado para cotizar en la Bolsa Mexicana de Valores, S.A. de C.V.

El presidente también comentó que, en forma simultánea a la oferta pública de acciones en México antes referida, también podría llevarse a cabo una oferta privada de un porcentaje de acciones representativas del capital de la Sociedad en los Estados Unidos de América y en otros mercados del exterior, en términos de lo previsto en la Regla 144A y la Regulación S (*Regulation S*) de la Ley de Valores de 1933 de los Estados Unidos de América (*Securities Act of 1933*) y/o cualesquiera leyes federales y/o estatales de los Estados Unidos de América y de las legislaciones de otros países donde, en su caso, se ofrezcan las mismas, o de acuerdo a otra disposición legal que determine el consejo de administración o los delegados especiales a que se refiere el quinto punto del orden del día.

El presidente también explicó que para efectos de que los accionistas de la Sociedad que deseen vender sus acciones se encuentren facultados para vender las mismas, resulta necesario que (i) el resto de los accionistas renuncien a cualquier derecho que pudieran llegar a tener respecto de las acciones que sean vendidas en las ofertas en México y/o en el exterior; y (ii) que realicen las notificaciones necesarias u obtengan las autorizaciones requeridas, según sea el caso, de la Secretaría de Hacienda y Crédito Público en términos de lo dispuesto en la Ley de Instituciones de Crédito.

Los accionistas presentes y representados escucharon y discutieron las explicaciones y las propuestas en relación con este punto del orden del día y tras deliberar al respecto, adoptaron por unanimidad las siguientes resoluciones:

Primera Resolución

Sujeto a que se autorice la división de las acciones representativas del capital social de la Sociedad y la reforma de los estatutos sociales en términos de lo resuelto en el primer y segundo punto del orden del día, respectivamente, se aprueba que se lleve a cabo una oferta pública de venta de acciones en México a través de la Bolsa Mexicana de Valores, S.A. de C.V. y una oferta privada secundaria de venta de acciones en los Estados Unidos de América y en otros mercados del exterior, en términos de lo previsto en la Regla 144A y la Regulación S (*Regulation S*) de la Ley de Valores de 1933 de los Estados Unidos de América (*Securities Act of 1933*) y/o cualesquiera leyes federales y/o estatales de los Estados Unidos de América y de las legislaciones de otros países donde, en su caso, se ofrezcan las mismas, o de acuerdo con cualquier otra disposición legal que determine el consejo de administración o los delegados especiales a que se refiere el quinto punto del orden del día, de hasta 128,308,412 (ciento veintiocho millones trescientas ocho mil cuatrocientas doce) acciones ordinarias, nominativas, de la Serie "O", con valor nominal de $1.00 (un peso 00/100 M.N.) cada una, en la forma en que fue propuesta por el presidente.

Segunda resolución

Se hace constar la renuncia expresa e irrevocable de la totalidad de los accionistas de la Sociedad a cualquier derecho que les pudiera corresponder de conformidad con la ley, los estatutos sociales vigentes de la Sociedad, y/o bajo cualquier convenio o acuerdo celebrado entre los accionistas de la Sociedad y entre éstos y la Sociedad, respecto de las acciones que serán objeto de las ofertas en México y/o en el exterior.
Se aprueba que se incluya información sobre dichos accionistas vendedores dentro del prospecto de colocación y demás documentación que se use para llevar a cabo las ofertas mencionadas, de conformidad con los requerimientos de la normatividad aplicable y en la medida que los accionistas vendedores aprueben dicha información.

Tercera resolución

Se aprueban y ratifican todos los actos que sean necesarios realizar o que hayan sido realizados a esta fecha en relación con la inscripción de las acciones representativas del capital social de la Sociedad en el Registro Nacional de Valores que lleva la Comisión Nacional Bancaria y de Valores, así como en el listado de valores autorizados para cotizar en la Bolsa Mexicana de Valores, S.A. de C.V. y ante cualquier institución pública o privada en México o en el extranjero, a efecto de llevar a cabo las citadas ofertas en México y/o en el exterior.

Cuarta resolución

Se aprueba que la Sociedad prepare, y en su caso inscriba y/o suscriba, según sea necesario, el prospecto de colocación y demás documentos informativos y contratos que resulten necesarios para realizar las mencionadas ofertas, incluyendo los contratos de colocación correspondientes con Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, integrante del Grupo Financiero Banamex y Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte, ambos en su carácter de intermediarios colocadores líderes en la oferta pública en México, así como con Credit Suisse Securities (USA), LLC. en su carácter de intermediario colocador en la oferta y colocación de acciones en los Estados Unidos de América y otros lugares del extranjero o con cualquier otra institución financiera que la Sociedad seleccione para llevar a cabo las ofertas mencionadas anteriormente a través de los delegados que se designen al tratar el quinto punto del orden del día.

Quinta Resolución

Se ratifica y se aprueba la celebración del convenio de accionistas del 23 de marzo de 2007 que estaba sujeto a la aprobación y celebración de esta asamblea en los términos del documento que se agrega a la presente acta, en la inteligencia de que a petición expresa de International Finance Corporation se asienta la abstención de su voto.

V. **Resoluciones respecto al otorgamiento de poderes especiales para la instrumentación de las resoluciones adoptadas por esta asamblea.**

En relación con el quinto punto del orden del día, el presidente explicó a los accionistas que como consecuencia de las resoluciones adoptadas al tratar los puntos del orden del día que anteceden y la designación de los delegados especiales a ser propuesta en el siguiente punto del orden del día, resultaba conveniente otorgar poderes especiales a determinadas personas para ejercer las facultades que sean necesarias para solicitar los registros e inscripciones de los valores de la Sociedad, solicitar las autorizaciones requeridas ante la Secretaría de Hacienda y Crédito Público y firmar la documentación que resulte necesaria para dichos fines.

En relación con lo anterior, se propuso designar a los señores Carlos Labarthe Costas, Carlos Danel Cendoya, Fernando de Ovando, Manuel de la Fuente Morales y Raquel Reyes Cubillo, como delegados especiales de la asamblea y otorgar a los mismos un poder general en cuanto a sus facultades pero especial en cuanto a su objeto. Los poderes que se otorgarían a dichas personas, podrán ser ejercitados conjunta o separadamente por los apoderados.

El presidente explico que resultaba necesario otorgar un poder especial a favor de CT Corporation System a efecto de que, en nombre y representación de la Sociedad, dicha entidad reciba toda clase de notificaciones y emplazamientos de cualquier naturaleza en relación con cualquier demanda, acción, procedimiento o juicio, incluyendo sin limitación alguna procedimientos judiciales, administrativos o arbitrales, derivados de los siguientes documentos a celebrarse o celebrados por la Sociedad (i) el Contrato de Compraventa ("*Purchase Agreement*") (el "Contrato de Compraventa") que se celebrará en relación con la oferta privada de acciones en los Estados Unidos de América y otros lugares del extranjero, según ha quedado aprobada anteriormente, (ii) el Prospecto ("*Offering Circular*") mediante el cual se llevará a cabo la oferta privada referida, y (iii) cualquier otro contrato, instrumento o documento relacionado a dicha oferta.
Los accionistas presentes o representados escucharon y discutieron las explicaciones y propuestas en relación con este punto del orden del día y, por unanimidad de votos, tras deliberar al respecto, resolvieron adoptar la siguiente resolución:

<u>Primera resolución</u>

Se designa a los señores Carlos Labarthe Costas y Carlos Danel Cendoya , como delegados especiales de la asamblea y se otorga a favor de los mismos un poder general en cuanto a las facultades pero especial en cuanto a su objeto, para actos de dominio, actos de administración, y pleitos y cobranzas en los términos del primero, segundo y tercer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de sus correlativos de los Códigos Civiles de los estados de la República Mexicana y del Distrito Federal, así como para otorgar, suscribir, aceptar, emitir, avalar y endosar títulos de crédito, en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito. Los poderes que en este acto se otorgan a los señores Carlos Labarthe Costas y Carlos Danel Cendoya , podrán ser ejercitados conjunta o separadamente por los apoderados y estarán limitados, en cuanto a su objeto, a lo siguiente: (i) seleccionar, revocar y/o cambiar a la institución o instituciones financieras que actúen como intermediarios, agentes colocadores, comisionistas, depositarios, fiduciarios, así como a los asesores que intervengan en las

ofertas de acciones antes aprobadas; (ii) suscribir en nombre y representación de la Sociedad, los convenios, contratos, acuerdos, solicitudes, declaraciones, certificaciones y demás documentos que sean necesarios o convenientes, con las personas a que se refiere el subinciso (i) inmediato anterior y con otros terceros, incluyendo, en su caso, a los tenedores de acciones, todos los convenios en los términos que juzguen convenientes y que incluyan declaraciones, obligaciones de hacer y obligaciones de indemnizar; (iii) en caso de ser conveniente o necesario para la Sociedad, modifiquen, convengan y acuerden los términos, condiciones y características de los convenios, contratos, acuerdos y demás documentos a que se refiere el subinciso (ii) inmediato anterior o rescindan o den por terminados dichos convenios, contratos o acuerdos; (iv) realizar todos los trámites o gestiones necesarios ante todo tipo de personas e instituciones y autoridades federales, estatales, municipales o de otra naturaleza, a fin de obtener las autorizaciones, licencias, consentimientos, dispensas, permisos o registros correspondientes en relación con la emisión y colocación de las acciones aprobada; incluyendo cualesquiera trámites o gestiones ante la Secretaría de Hacienda y Crédito Público, la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, la Comisión Nacional Bancaria y de Valores, o cualesquiera otra autoridad similar, y la Bolsa Mexicana de Valores, S.A. de C.V.; (v) proporcionar la información necesaria para ser incluida en los prospectos o documentos de oferta respectivos y aprobar y suscribir dichos prospectos, así como los demás documentos que sean elaborados y/o distribuidos en relación con la emisión y colocación de las acciones aprobada en ésta asamblea, (vi) endosar en administración y depositar las acciones de la Sociedad ante la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores; (vii) determinar el precio y condiciones de las ofertas conforme a lo aprobado en este asamblea; y (viii) realizar los demás actos convenientes o necesarios, en relación con la emisión y colocación de las acciones conforme a lo antes aprobado.

Segunda resolución

Se otorga a favor de la sociedad denominada CT Corporation System (el "Agente de Proceso") un poder especial irrevocable para pleitos y cobranzas, en los términos de la última parte del artículo 2553, el primero y cuarto párrafos del artículo 2554 y del articulo 2596 del Código Civil Federal y correlativos de las entidades federativas de los Estados Unidos Mexicanos y del Distrito Federal, limitado en cuanto a su objeto, pero tan amplio como sea necesario, para ser ejercido en cualquier jurisdicción de los Estados Unidos de América y a efecto de que, en nombre y representación de la Sociedad, el Agente de Proceso reciba toda clase de notificaciones y emplazamientos de cualquier naturaleza en relación con cualquier demanda, acción, procedimiento o juicio, incluyendo sin limitación alguna procedimientos judiciales, administrativos o arbitrales, derivados de los siguientes documentos a celebrarse o celebrados por la Sociedad (i) el Contrato de Compraventa que se celebrará en relación con la oferta privada de acciones en los Estados Unidos de América y otros lugares del extranjero aprobada anteriormente, (ii) el Prospecto ("*Offering Circular*") mediante el cual se llevará a cabo la oferta privada referida, y (iii) cualquier otro contrato, instrumento o documento relacionado a dicha oferta. La Sociedad señala como domicilio convencional para recibir cualquiera de las notificaciones o emplazamientos antes citados el ubicado en 111 (ciento once), 8° Avenida, Nueva York, Nueva York 10011 (diez mil once), Estados Unidos de América, o cualquier otro domicilio que en el futuro designe el Agente de Proceso. El poder especial contenido en este instrumento es irrevocable de conformidad con el artículo 2596 del Código Civil Federal y correlativos de las entidades federativas de los Estados Unidos Mexicanos y del Distrito Federal, en virtud de que se otorga en cumplimiento de una condición suspensiva prevista bajo el Contrato de Compraventa.

VI. Resoluciones sobre la designación de delegados especiales de la asamblea para la ejecución y formalización de sus acuerdos.

En relación con el último punto de la orden del día, el presidente sugirió que se nombren delegados especiales que den cumplimiento y formalicen los acuerdos tomados por la asamblea.

En relación con la propuesta anterior, los accionistas adoptaron la siguiente:

Resolución única

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Manuel Gutiérrez García, Fernando de Ovando, Carlos Labarthe Costas, Manuel de la Fuente Morales, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos (i) realice las modificaciones y/o correcciones que exija la Secretaría de Hacienda y Crédito Público, o la Comisión Nacional Bancaria y de Valores a los estatutos sociales o a la presente acta en apego a las disposiciones

legales aplicables; (ii) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE BANCO COMPARTAMOS, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE EN ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS 27 DE ABRIL DE 2007

Acuerdos adoptados en la asamblea ordinaria anual de accionistas de Banco Compartamos, S.A. Institución de Banca Múltiple, celebrada a las 13:00 horas del día 26 de abril de 2007, a la cual fueron debidamente convocados a través de la publicación de la convocatoria en el periódico "El Economista" de fecha 11 de abril de 2007, con fundamento en lo dispuesto en el artículo 186 y 187 de la Ley General de Sociedades Mercantiles y de conformidad con los artículos vigésimo, vigésimo primero y vigésimo segundo de los estatutos de la sociedad.

ACUERDOS

I. Discusión, modificación y, en su caso aprobación del informe del consejo de administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del comisario y adopción de medidas que se juzguen oportunas.

I.1 Se toma nota y aprueba el informe, que en los términos del enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, rinde el consejo de administración, en relación con las operaciones realizadas por la sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2006.

I.2 Se toma nota y se aprueba el informe presentado a la asamblea por el comisario de la sociedad, C.P. Eduardo Argil Aguilar, que fue elaborado conforme lo dispone el artículo 166 de la Ley General de Sociedades Mercantiles, relativo a los estados financieros de la sociedad, la veracidad, racionalidad, suficiencia de la información financiera y resultados del periodo concluido el 31 de diciembre de 2006.

I.3 Se ordena integrar al expediente de esta acta, un ejemplar de los informes mencionados en los acuerdos I.1 y I.2 anteriores, que incluyen los estados financieros de la sociedad por el ejercicio social concluido el 31 de diciembre de 2006, integrados por los siguientes documentos:

- Balance general
- Estado de resultados
- Estado de variaciones en el capital contable
- Estado de cambios en la situación financiera
- Notas sobre los estados financieros.

I.4 Se aprueban todas y cada una de las operaciones, actos y gestiones llevadas a cabo por la sociedad durante el ejercicio social concluido el 31 de diciembre de 2006 y se ratifican todos y cada uno de los actos realizados por el consejo de administración de la sociedad a dicha fecha. Asimismo, se ratifican todos los actos y gestiones del comisario realizados en el ejercicio concluido el 31 de diciembre de 2006.

II. Aplicación de resultados.

II.1 Aplíquese de la utilidad neta que reflejan los estados financieros auditados de la sociedad al 31 de diciembre de 2006, la cantidad de $63,166,862.30 (sesenta y tres millones ciento sesenta y seis mil ochocientos sesenta y dos pesos 30/100 M.N.) para constituir la reserva legal y el resto, es decir la cantidad de $568,501,760.70 (quinientos sesenta y ocho millones quinientos un mil setecientos sesenta pesos 70/100 M.N.), a la cuenta de utilidades de ejercicios anteriores.

III. Discusión y, en su caso, aprobación del reporte sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad, tomando en cuenta el artículo 86 de la Ley del Impuesto sobre la renta.

III.1 Se hace constar que se dio lectura al informe del auditor sobre la revisión de la situación fiscal de la sociedad, correspondiente al ejercicio de 2005 a que hace referencia la fracción III del artículo 52 del Código Fiscal de la Federación y de conformidad con la regla 3.6.5. de la Resolución Miscelánea Fiscal, mismo que fue distribuido entre los accionistas.

IV. Nombramiento de miembros del consejo de administración y en su caso calificación de los independientes, nombramiento de los comisarios.

IV.1 Se ratifica a las siguientes personas como miembros relacionados o independientes, propietarios y sus respectivos suplentes, del consejo de administración, con los cargos que a continuación se indican:

CONSEJEROS

Propietarios	Suplentes	
José Manuel Canal Hernando	Manuel Gutiérrez García	Independiente
José Ignacio Avalos Hernández	Juan Carlos Domenzain Arizmendi	
Carlos Labarthe Costas	Oscar Iván Mancillas Gabriele	
Luis Velasco Rodríguez	Marcelo Antonio Benítez Albo	Independiente
Martha González Caballero	Jerónimo Luis Patricio Curto de la Calle	Independiente
Alfredo Humberto Harp Calderoni	Luis Fernando Narchi Karam	
Carlos Antonio Danel Cendoya	Javier Fernández Cueto González de Cosío	
Alvaro Rodríguez Arregui	Lauren Ariel Burnhill	
Juan José Gutiérrez Chapa	Juan Carlos Letayf Yapur	
Lakshmi Shyam-Sunder	Violeta Patricia Velazquez Santana	

IV.2 Se ratifica a los señores José Manuel Canal Hernando, Fernando de Ovando y a la señorita Raquel Reyes Cubillo como presidente, secretario y pro-secretario del consejo de administración.

IV.3 Se ratifica al señor Eduardo Argil Aguilar y al señor Alberto Napolitano Niosi como comisarios propietario y suplente de la sociedad respectivamente.

IV.4 Se ratifica al señor Carlos Labarthe Costas, como director general de la sociedad.

IV.5 La ratificación de consejeros, comisarios y director general según corresponda surtirán efectos a partir de esta fecha al haber manifestado con anterioridad su voluntad de tomar posesión de su cargo.

V. Determinación de los emolumentos a consejeros y comisario.

V.1 Los consejeros que mantengan responsabilidades en la administración no recibirán compensación por su participación en el consejo.

V.2 El presidente del consejo, los presidentes de comités y restantes miembros del consejo y comisarios recibirán el emolumento que periódicamente apruebe el Comité de Evaluación y Compensación por cada junta a la que asistan y de acuerdo a las políticas que el mismo comité establezca.

VI. Designación de miembros del comité de auditoría.

VI.1 Se ratifica a las siguientes personas miembros del comité de auditoría quienes desempeñaran los cargos que aparecen al frente de sus nombres.

Nombre	Cargo
Marta González Caballero	Presidente
José Ignacio Avalos Hernández	Vocal
Luis Velasco Rodríguez	Vocal
Alfredo Humberto Harp Calderoni	Vocal

VII. Designación de delegados.

VII.1 Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Manuel de la Fuente Morales, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE FINANCIERA COMPARTAMOS, S.A. DE C.V., SOCIEDAD FINANCIERA DE OBJETO LIMITADO EN ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS 17 DE ABRIL DE 2006

Acuerdos adoptados en la asamblea ordinaria de Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado, celebrada a las 16:30 horas del día 17 de abril de 2006 sin necesidad de convocatoria previa, de conformidad con lo dispuesto por el artículo ciento ochenta y ocho de la Ley General de Sociedades Mercantiles, por estar presente o representada la totalidad de las acciones en que se divide el capital social.

ACUERDOS

I. Discusión, modificación y, en su caso aprobación del informe del consejo de administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del comisario y adopción de medidas que se juzguen oportunas.

I.1 Se toma nota y aprueba el informe, que en los términos del enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, rinde el consejo de administración, en relación con las operaciones realizadas por la sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2005.

I.2 Se toma nota y se aprueba el informe presentado a la asamblea por el comisario de la sociedad, C.P. Eduardo González-Dávila Garay, que fue elaborado conforme lo dispone el artículo 166 de la Ley General de Sociedades Mercantiles, relativo a los estados financieros de la sociedad, la veracidad, racionalidad, suficiencia de la información financiera y resultados del periodo concluido el 31 de diciembre de 2005.

I.3 Se ordena integrar al expediente de esta acta, un ejemplar de los informes mencionados en los acuerdos I.1 y I.2 anteriores, que incluyen los estados financieros de la sociedad por el ejercicio social concluido el 31 de diciembre de 2005, integrados por los siguientes documentos:

- Balance general
- Estado de resultados
- Estado de variaciones en el capital contable
- Estado de cambios en la situación financiera
- Notas sobre los estados financieros.

I.4 Se aprueban todas y cada una de las operaciones, actos y gestiones llevadas a cabo por la sociedad durante el ejercicio social concluido el 31 de diciembre de 2005 y se ratifican todos y cada uno de los actos realizados por el consejo de administración de la sociedad a dicha fecha. Asimismo, se ratifican todos los actos y gestiones del comisario realizados en el ejercicio concluido el 31 de diciembre de 2005.

II. Aplicación de resultados.

II.1 Aplíquese de la utilidad neta que reflejan los estados financieros auditados de la sociedad al 31 de diciembre de 2005, la cantidad de $18,248,969.60 (dieciocho millones doscientos cuarenta y ocho mil novecientos sesenta y nueve pesos 60/100 M.N.) para constituir la reserva legal y el resto, es decir la cantidad de $346,730,422.40 (trescientos cuarenta y seis millones setecientos treinta mil cuatrocientos veintidós pesos 40/100 M.N.), a la cuenta de resultados de ejercicios anteriores.

III. Nombramiento de miembros del consejo de administración y comisario.

III.1 Se aceptan las renuncias presentadas por los señores Juan Marco Gutiérrez Wanless como consejero propietario, y de Marcos Camacho Wanless y María Otero como consejeros suplentes del consejo de administración, se deja constancia y agradecimiento de los accionistas por el valioso apoyo en el desempeño de su encargo.

III.2 Se designa y/o ratifica a las siguientes personas como miembros relacionados o independientes, propietarios y sus respectivos suplentes, del consejo de administración, con los cargos que a continuación se indican:

CONSEJEROS CLASE I

Propietarios	Suplentes	
José Manuel Canal Hernando	Manuel Gutiérrez García	Independiente
José Ignacio Avalos Hernández	Juan Carlos Domenzain Arizmendi	Relacionado
Carlos Labarthe Costas	Oscar Iván Mancillas Gabriele	Relacionado
Luis Velasco Rodríguez	Marcelo Antonio Benítez Albo	Independiente
Martha González Caballero	Jerónimo Luis Patricio Curto de la Calle	Independiente
Alfredo Humberto Harp Calderoni	Luis Fernando Narchi Karam	Relacionado

CONSEJEROS CLASE II

Propietarios	Suplentes	
Carlos Antonio Danel Cendoya	Javier Fernández Cueto González de Cosío	Relacionado
Alvaro Rodríguez Arregui	Lauren Ariel Burnhill	Relacionado
Juan José Gutiérrez Chapa	Juan Carlos Letayf Yapur	Relacionado
Lakshmi Shyam-Sunder	Violeta Patricia Velazquez Santana	Relacionado

III.3 Habiéndose informado a los consejeros propuestos de su posible designación y/o ratificación, aceptaron su nombramiento y protestaron el fiel y cumplido desempeño de sus cargos.

III.4 Se ratifica a los señores José Manuel Canal Hernando, Fernando de Ovando y a la señorita Raquel Reyes Cubillo como presidente, secretario y pro-secretario del consejo de administración.

III.5 Se aceptan las renuncias presentadas por los señores Eduardo González-Dávila Garay, y Francisco Javier Zúñiga Loredo como comisarios propietario y suplente asentándose la constancia y agradecimiento de los accionistas por el valioso apoyo en el desempeño de su encargo.

III.6 Se designa al señor Eduardo Argil Aguilar y al señor Alberto Napolitano Niosi como comisarios propietario y suplente de la sociedad respectivamente.

III.7 Se designa al señor Carlos Labarthe Costas, como director general de la sociedad.

III.8 La designación de consejeros, comisarios y director general según corresponda surtirán efectos a partir de esta fecha al haber manifestado con anterioridad su voluntad de tomar posesión de su cargo. La designación de consejeros y comisarios para efectos de operar como institución de crédito tendrá efectos conforme a lo dispuesto en la Ley de Instituciones de Crédito al notificarse a la sociedad la autorización de la Secretaría de Hacienda y Crédito Público para organizarse y operar como institución de crédito. En este caso, el director general gozará de las facultades que en su caso otorga el artículo 90 de la Ley de Instituciones de Crédito.

IV. Determinación de los emolumentos a consejeros y comisario.

IV.1 Los consejeros que mantengan responsabilidades en la administración no recibirán compensación por su participación en el consejo.

IV.2 En caso que tanto el consejero propietario como su suplente, asistan a la reunión del consejo sólo el propietario recibirá la compensación.

IV.3 El presidente del consejo, los presidentes de comités y restantes miembros del consejo y comisarios recibirán el emolumento que periódicamente apruebe el Comité de Evaluación y Compensación por cada junta a la que asistan.

V. Designación de miembros del comité de auditoría.

V.1 Se designa a las siguientes personas miembros del comité de auditoría quienes desempeñaran los cargos que aparecen al frente de sus nombres.

Nombre	Cargo
Marta González Caballero	Presidente
José Ignacio Avalos Hernández	Vocal
Luis Velasco Rodríguez	Vocal
Alfredo Humberto Harp Calderoni	Vocal

VI. Revocación y otorgamiento de poderes.

VI.1 Se ratifica la revocación de los siguientes poderes que quedaron inscritos en el Registro Público del Comercio del Distrito Federal bajo el folio mercantil número 270503:

VI.1.1 Poder general para pleitos y cobranzas, actos de administración y de dominio, para suscribir, otorgar, avalar, endosar, manejar y negociar en general toda clase de títulos de crédito, abrir y cancelar cuentas bancarias y en casas de bolsa a nombre de la sociedad, así como hacer depósitos, librar contra ellas y designar personas que libren en contra de las mismas, poder para delegar y conferir poderes generales o especiales, reservándose para si siempre el ejercicio de los mismos, así como para revocar los poderes que otorgue, otorgado a favor del ingeniero Carlos Labarthe Costas y del arquitecto Carlos Antonio Danel Cendoya, en escritura pública número 86,108 del 30 de octubre del 2000, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.2 Poder general paras pleitos y cobranzas, para administrar bienes, otorgar y suscribir títulos y operaciones de crédito, abrir y cerrar cuentas bancarias otorgados a favor de los señores Oscar Iván Mancillas Gabriele y Javier Fernández Cueto González de Cosío en escritura pública número 86,705 del 9 de enero de 2001, pasada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI. 1.3 Poder general para otorgar y suscribir títulos y operaciones de crédito, a favor del señor Jaime Juárez Ramírez que consta en la escritura pública número 86,707 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.4 Poder general para actos de administración, a favor del señor Jaime Juárez Ramírez que consta en la escritura pública número 91,415 del 12 de abril de 2002, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.5 Poder general para actos de administración con facultad para otorgar y revocar poderes generales y especiales y revocar unos y otros, que consta en la escritura pública número 96,498 del 6 de febrero de 2003, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.6 Poder general para pleitos y cobranzas, a favor de los señores Jaime Juárez Ramírez y Rosalba Karina Amaro Bello, que consta en la escritura pública número 96,545 del 13 de febrero de 2003, otorgada ante la fe del Lic. Armando Gálvez Pérez Aragón, notario público número 103 del Distrito Federal.

VI.1.7 Poder general para pleitos y cobranzas, actos de administración con facultad para otorgar poderes generales y especiales y para revocar unos y otros, que consta en la escritura pública 124,561 del 22 de septiembre de 2004, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.8 Poder general para pleitos y cobranzas, actos de administración, a favor del señor Javier Fernández Cueto González de Cosío que consta en la escritura pública número 86,709 del 9 de enero de 2001, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, notario público número 89 del Distrito Federal.

VI.1.9 Poder general para pleitos y cobranzas y actos de administración laboral a favor del señor Oscar Iván Mancillas Gabriele que consta en la escritura pública número 125,562 del 22 de noviembre de 2004, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.10 Poder general para pleitos y cobranzas, actos de administración, otorgar y suscribir títulos de crédito con facultad para otorgar poderes generales y especiales y para revocar unos y otros a favor del señor Fernando Álvarez Toca, que consta en la escritura pública número 126,653, otorgada ante la fe del Lic Ignacio R. Morales Lechuga.

VI.1.11 Poder general para pleitos y cobranzas, actos de administración en materia laboral con facultad para otorgar poderes generales o especiales y para revocar unos y otros y los poderes especiales a favor del señor Carlos Enrique Calderón López otorgados mediante escritura pública número 127,611 del 31 de mayo del 2005, otorgada ante la fe del Lic. Ignacio R. Morales Lechuga, notario público número 116 del Distrito Federal.

VI.1.12 Poder general para pleitos y cobranzas y actos de administración en materia laboral otorgado a Rosalba Karina Amaro Bello y Claudia Gisela Brena Loyola mediante escritura pública número 79,579 del 4 de abril de 2002, otorgada ante la fe del Lic. Francisco Fernández Cueto Barros, notario público número 16 del Distrito Federal.

VI.2 La revocación de los poderes surtirá efectos hasta que queden inscritos aquellos que se otorgan conforme al Acuerdo VI.3 siguiente.

VI.3 Se aprueba y ratifica el otorgamiento de los poderes en favor de las personas que a continuación se mencionan.

PODER GENERAL PARA ACTOS DE DOMINIO, de acuerdo con lo establecido en el párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Javier Fernández Cueto González de Cosío y Oscar Iván Mancillas Gabriele para que se ejerza mancomunadamente por cualesquiera dos de ellos.

PODER GENERAL PARA SUSCRIBIR, ACEPTAR, AVALAR O ENDOSAR TODA CLASE DE TÍTULOS DE CRÉDITO, en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Jaime Juárez Ramirez, para que lo ejerzan mancomunadamente cualesquiera dos de ellos.

PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN, en los términos de lo establecido en el segundo párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Álvarez Toca y Jaime Juárez Ramírez, para que lo ejerciten conjunta o separadamente.

PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN EN MATERIA LABORAL, gozando para tal efecto de la representación patronal de la sociedad, en los términos del artículo once de la Ley Federal del Trabajo y en tal carácter se faculta a los apoderados para actuar ante o frente a los sindicatos con los cuales se celebren contratos colectivos de trabajo y para todos los efectos de conflictos colectivos; podrán actuar ante o frente a los trabajadores personalmente considerados y para todos los efectos de conflictos individuales, y en general para todos los asuntos obrero patronales y ante cualesquiera de las autoridades del trabajo y servicios sociales a que se refiere artículo quinientos veintitrés de la Ley Federal del Trabajo; podrá asimismo comparecer ante las Juntas de Conciliación y Arbitraje, ya sean Locales o Federales; en consecuencia llevará la representación laboral para efectos de los artículos once, cuarenta y seis, cuarenta y siete y también la representación legal de la empresa para los efectos de acreditar la personalidad y capacidad en juicios o fuera de ellos en los términos del artículo seiscientos noventa y dos, fracciones primera, segunda y tercera; podrá comparecer al desahogo de la prueba confesional en términos de los artículos setecientos ochenta y siete, y setecientos ochenta y ocho de la Ley Federal del Trabajo, con facultades para articular y absolver posiciones y desahogar la prueba confesional en todas y cada una de sus partes; podrá señalar domicilios para recibir notificaciones en los términos del artículo ochocientos setenta y seis, podrá comparecer con toda la representación legal, bastante y suficiente a la audiencia a que se refiere el artículo ochocientos setenta y tres en sus tres fases de conciliación, de demanda y excepciones y de ofrecimiento y admisión de

pruebas, en los términos de los artículos , ochocientos setenta y cinco, ochocientos setenta y seis, fracciones primera y sexta y ochocientos setenta y siete, ochocientos setenta y ocho, ochocientos setenta y nueve y ochocientos ochenta, también podrá acudir a la audiencia de desahogo de pruebas en los términos de los artículos ochocientos setenta y tres y ochocientos setenta y cuatro, asimismo se les confieren facultades para proponer arreglos conciliatorios, celebrar transacciones , para tomar toda clase de decisiones, para negociar y suscribir convenios laborales y para actuar como representante de la sociedad respecto y para toda clase de juicios y procedimientos de trabajo que se tramiten ante cualesquiera autoridades.

Igualmente podrá celebrar contratos de trabajo y rescindirlos y comparecer ante el Instituto Mexicano del Seguro Social, el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Fondo Nacional para el Consumo de los Trabajadores y el Sistema de Ahorro para el Retiro.

Los apoderados ejercitarán las facultades a que aluden las cláusulas anteriores ante particulares y ante toda clase de Autoridades Administrativas o Judiciales, inclusive de carácter Federal o Local y ante las Juntas de Conciliación y Arbitraje, Locales o Federales y Autoridades del Trabajo.

De igual manera, los apoderados podrán celebrar y rescindir contratos de trabajo, a cuyo efecto los apoderados gozarán de todas las facultades de apoderado general para pleitos y cobranzas y actos de administración laboral, en los términos de los dos primeros párrafos del artículo dos mil quinientos cincuenta y cuatro, dos mil quinientos ochenta y siete y dos mil quinientos setenta y cuatro del Código Civil para el Distrito Federal, y sus correlativos de los Códigos Civiles de las demás entidades federativas en donde se ejercite el mandato en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca, Jaime Juárez Ramirez y Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos, de igual manera los apoderados gozarán de la facultad de sustitución..

PODER GENERAL PARA PLEITOS Y COBRANZAS, que se otorga con todas las facultades generales y especiales que requieran cláusula especial de acuerdo con la ley, por lo que se confiere sin limitación alguna, de conformidad con lo establecido en el párrafo primero del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y en sus correlativos de los Códigos Civiles de los Estados de la República Mexicana, estarán por consiguiente facultados en forma enunciativa más no limitativa para intentar y desistirse de toda clase de procedimientos, inclusive amparo, para transigir, comprometer en árbitros, para absolver y articular posiciones, recusar, recibir pagos, presentar denuncias y querellas, otorgar perdones para constituirse en parte ofendida o coadyuvante en los procedimientos penales;, para someterse a arbitraje, y ejecutar todos los actos expresamente determinados por la ley, entre los que se incluyen representar a la sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales de trabajo y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal en los términos de las fracciones primera y cuarta del artículo 27 Constitucional, su Ley Orgánica y los reglamentos de ésta en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío, Fernando Alvarez Toca y Carlos Enrique Calderón López, para que lo ejerciten indistintamente cualquiera de ellos.

PODER PARA ABRIR Y CANCELAR CUENTAS BANCARIAS A NOMBRE DE LA SOCIEDAD, ASI COMO PARA HACER DEPÓSITOS Y GIRAR CONTRA ELLAS Y DESIGNAR PERSONAS QUE GIREN EN CONTRA DE LAS MISMAS, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Oscar Iván Mancillas Gabriele, Javier Fernández Cueto González de Cosío y Fernando Alvarez Toca, para que lo ejerciten en forma mancomunada, siempre dos de ellos.

PODER PARA CONFERIR LOS PODERES GENERALES O ESPECIALES, INCLUYENDO AQUELLOS QUE SE DERIVEN DE ACTIVIDADES FIDUCIARIAS, ASÍ COMO PARA REVOCAR LOS PODERES OTORGADOS O QUE OTORGARE LA SOCIEDAD POR CONDUCTO DE ELLOS O POR CONDUCTO DE CUALQUIER OTRO APODERADO FACULTADO AL EFECTO, en favor de los señores Carlos Labarthe Costas, Carlos Antonio Danel Cendoya, Javier Fernández Cueto González de Cosío, Oscar Iván Mancillas Gabriele y Fernando Alvarez Toca, para que lo ejerciten conjunta o separadamente, conforme a las facultades que se les hayan otorgado.

PODER GENERAL PARA PLEITOS Y COBRANZAS, ACTOS DE ADMINISTRACIÓN Y ACTOS DE DOMINIO, con facultades de sustitución, con todas las facultades generales incluyendo aquellas que requieran cláusula especial conforme a la Ley, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus artículos correlativos de los Códigos Civiles de cada uno de los Estados de la República Mexicana, inclusive la facultad para ejercitar las gestiones que se determinan en el artículo dos mil quinientos ochenta y siete del citado ordenamiento relativas a transigir, comprometer en árbitros, articular y absolver posiciones, para interponer y desistirse de toda clase de recursos inclusive del juicio de amparo, para hacer cesión de bienes, para recusar, para recibir pagos, para presentar o promover quejas, denuncias, investigaciones o querellas penales y desistirse de ellas, para constituirse en coadyuvantes del Ministerio Público y para otorgar en los casos que proceda el perdón correspondiente, pudiendo ejercitar las anteriores facultades ante toda clase de particulares o autoridades, ya sean éstas fiscales, administrativas, judiciales o del trabajo, municipales, locales o federales. Asimismo, el apoderado gozará de las facultades que señalan los artículos 2574, 2582 y 2593 del dicho ordenamiento; y Poder General para suscribir títulos de crédito, con facultades para suscribir, endosar, avalar y en general, negociar con toda clase de títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito en favor de los señores Carlos Labarthe Costas y Carlos Antonio Danel Cendoya, en su calidad de Delegados Fiduciarios, para el adecuado desempeño de sus cargos y exclusivamente respecto del patrimonio que de tiempo en tiempo se encuentre fideicomitido. Las presentes facultades las ejercitarán cualquiera dos de los Delegados Fiduciarios anteriormente mencionados.

VII. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Carlos Enrique Calderón López, Carolina Patricia Velazco Bernal, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos: (i) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; (ii) gestione las inscripciones correspondientes en el Registro Público de Comercio del domicilio de la sociedad; (iii) presente las publicaciones y avisos que sean estipulados por la Ley y, (iv) en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

RESOLUCIONES ADOPTADAS POR LOS ACCIONISTAS DE FINANCIERA COMPARTAMOS, S.A. DE C.V., SOCIEDAD FINANCIERA DE OBJETO LIMITADO EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS 17 DE ABRIL DE 2006

Acuerdos adoptados en la asamblea extraordinaria de Financiera Compartamos, S.A. de C.V., Sociedad Financiera de Objeto Limitado, celebrada a las 17:00 horas del día 17 de abril de 2006 sin necesidad de convocatoria previa, de conformidad con lo dispuesto por el artículo ciento ochenta y ocho de la Ley General de Sociedades Mercantiles, por estar presente o representada la totalidad de las acciones en que se divide el capital social.

ACUERDOS

I. **Resoluciones sobre la propuesta de desistimiento, renuncia o que se deje sin efecto la autorización para que la sociedad opere como sociedad financiera de objeto limitado sujeto a la condición de que se otorgue a la misma la autorización para organizarse y operar como institución de banca múltiple.**

I.1 Se aprueba la ratificación de la presentación ante las autoridades competentes de: (i) el desistimiento o renuncia de la autorización para que la sociedad opere como sociedad financiera de objeto limitado quedando esta sin efecto alguno y que así se declare por la autoridad competente sujeto a la obtención de la autorización a que se refiere el numeral (ii) siguiente, en los términos discutidos y aprobados en esta asamblea; y (ii) la solicitud de la sociedad para organizarse y operar como institución de banca múltiple.

I.2 Se ratifican los actos llevados a cabo por la dirección general de la sociedad respecto de la presentación de la solicitud a que se refiere el Acuerdo I.1 anterior en los términos del proyecto que fue presentado a la consideración de esta asamblea y que debidamente inicializado por el presidente o el secretario, se ordena agregar al expediente que se forme con motivo de la celebración de la presente asamblea de accionistas.

I.3 Con motivo de la presentación de la renuncia, así como de la solicitud de autorización a que se refieren los numerales anteriores, se ratifica la voluntad de la asamblea de accionistas en el sentido de modificar a la sociedad para que quede autorizada a organizarse y operar como institución de banca múltiple modificándose su modalidad de capital variable para en lo sucesivo adoptar la de capital fijo de conformidad con los estatutos sociales que se refiere el numeral II siguiente.

II **Resoluciones sobre la modificación de estatutos sociales.**

II.1 Con sujeción a: (i) la obtención de la autorización para dejar sin efecto legal alguno la autorización de la sociedad para operar como sociedad financiera de objeto limitado; y (ii) la obtención de la autorización por parte de la Secretaría de Hacienda y Crédito Público para que la sociedad quede organizada y opere como institución de banca múltiple y a la aprobación de la modificación total de los estatutos sociales en los términos del Artículo 9 de la Ley de Instituciones de Crédito, para que queden redactados como sigue:

"ESTATUTOS SOCIALES DE
BANCO COMPARTAMOS, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE"

CAPÍTULO PRIMERO

DENOMINACIÓN, OBJETO, DURACION DOMICLIO Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN: La denominación de la sociedad es "BANCO COMPARTAMOS", la cual irá seguida de las palabras Sociedad Anónima o de su abreviatura, S.A. y la expresión, "Institución de Banca Múltiple".

ARTÍCULO SEGUNDO.- OBJETO SOCIAL: La sociedad, como institución de banca múltiple, tiene por objeto la prestación del servicio de banca y crédito en los términos de la Ley de Instituciones de Crédito y, en consecuencia podrá realizar las operaciones y prestar los servicios bancarios a que se refiere el artículo cuarenta y seis de dicha Ley, en todas sus modalidades, así como las demás operaciones que le estén expresamente permitidas por la Ley de Instituciones de Crédito, las demás disposiciones legales y administrativas aplicables y con apego a las sanas prácticas y a los usos bancarios mercantiles así como aquellas operaciones análogas o conexas que autorice la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

ARTÍCULO TERCERO.- DESARROLLO DEL OBJETO: Para cumplir con su objeto la sociedad podrá:

I. Adquirir, enajenar, poseer, arrendar, usufructuar, y en general, utilizar y administrar, bajo cualquier título, toda clase de derechos y bienes muebles e inmuebles que sean necesarios para la realización de su objeto y el cumplimiento de sus fines;

II. Realizar cualquier otra actividad que pueda llevar a cabo de conformidad con la Ley de Instituciones de Crédito, las disposiciones que al efecto dicten la Secretaría de Hacienda y Crédito Público, el Banco de México y otras autoridades competentes y, en general la legislación aplicable; en el entendido que la sociedad en ningún caso podrá realizar las actividades prohibidas a las instituciones de crédito en los términos del artículo 106 de la Ley de Instituciones de Crédito; y

III. Realizar todos los actos jurídicos necesarios para el desempeño de sus actividades y la consecución de sus objetivos.

ARTÍCULO CUARTO.- DURACIÓN:

La duración de la sociedad será indefinida.

ARTÍCULO QUINTO.- DOMICILIO: El domicilio de la sociedad será la Ciudad de México, Distrito Federal, y podrá, establecer sucursales, agencias y oficinas en otros lugares de la República o en el extranjero, o pactar domicilios convencionales, de conformidad con las autorizaciones y/o procedimientos que al efecto establece la Ley de Instituciones de Crédito, sin que por ello se entienda cambiado su domicilio social.

ARTÍCULO SEXTO.- NACIONALIDAD: La sociedad es mexicana. Los accionistas extranjeros que la sociedad tenga o llegare a tener quedan obligados formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, autorizaciones, participaciones o intereses de que sea titular la sociedad, como igualmente de los derechos y obligaciones que deriven de los contratos en que sea parte la sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las participaciones sociales que hubieren adquirido.

CAPÍTULO SEGUNDO

CAPITAL SOCIAL

ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: La sociedad tendrá un capital social de $427'836,876.00 (cuatrocientos veintisiete millones ochocientos treinta y seis mil ochocientos setenta y seis pesos 00/100) M.N., representado por 35'653,073 (treinta y cinco millones seiscientas cincuenta y tres mil setenta y tres) acciones Serie "O", ordinarias, nominativas, con valor nominal de $12.00 (doce pesos 00/100) M.N. cada una, conforme lo resuelva la asamblea de accionistas, cuando menos el 51% (cincuenta y uno por ciento) serán clase I y hasta el 49% (cuarenta y nueve por ciento) serán clase II.
La sociedad podrá tener capital adicional, el cual estará representado por las acciones Serie "L".

ARTÍCULO OCTAVO.- CAPITAL MÍNIMO: El capital mínimo, cuyo monto se determinará de acuerdo con la Ley de Instituciones de Crédito, deberá estar íntegramente pagado. Cuando el capital social exceda del mínimo, deberá estar pagado por lo menos en un CINCUENTA POR CIENTO, siempre que dicho porcentaje no sea inferior al mínimo establecido.

Lo dispuesto en los párrafos anteriores deberá estar contenido en los certificados provisionales o títulos definitivos representativos de las acciones.

Cuando la sociedad anuncie su capital social, deberá al mismo tiempo anunciar su capital pagado.

ARTÍCULO NOVENO.- ACCIONES: Las acciones representativas del capital social serán nominativas y de igual valor, dentro de cada Serie, conferirán a sus tenedores los mismos derechos y deberán pagarse íntegramente en efectivo en el acto de ser suscritas.

El capital social se podrá dividir en las siguientes series de acciones:

(1) la Serie "O", que en todo momento representará el CIEN POR CIENTO (100%) del capital ordinario de la sociedad y que podrá dividirse en dos clases: (i) la clase I, que en todo momento representará no menos del cincuenta y uno por ciento del capital ordinario de la Sociedad; y (ii) la clase II, que no excederá del cuarenta y nueve por ciento del capital social. Ambas clases son de libre suscripción.
(2) la Serie "L", integrado por acciones preferentes, a ser emitidas hasta por un monto equivalente al cuarenta por ciento (40%) del capital pagado de la Institución, previa autorización de la Comisión Nacional Bancaria y de Valores. Estas acciones son de voto limitado y otorgarán derecho de voto únicamente en los asuntos relativos a cambio de objeto, fusión, escisión, transformación, disolución y liquidación, así como a la inscripción y cancelación de su inscripción en cualesquiera bolsa de valores.

Las acciones Serie "L" otorgarán asimismo derecho a recibir un dividendo preferente y acumulativo y serán reembolsadas antes de rembolsar las acciones ordinarias, en caso de liquidación. En ningún caso los dividendos de esta serie podrán ser inferiores a los de las otras series.

ARTÍCULO DÉCIMO.- TÍTULO DE ACCIONES: Las acciones estarán representadas por títulos definitivos y en tanto éstos se expidan, por certificados provisionales. Los títulos

o certificados ampararán en forma independiente las acciones de cada una de las series que se pongan en circulación, serán identificados con una numeración progresiva distinta para cada serie, contendrán las menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles así como la de los artículos sexto, décimo primero, en lo conducente décimo segundo, décimo quinto, décimo sexto, y cuarto y quinto párrafos del artículo vigésimo, de estos estatutos sociales; y llevarán las firmas de dos consejeros propietarios, las cuales podrán ser autógrafas o facsimilares, en cuyo caso deberán depositarse en el Registro Público del Comercio del domicilio de la sociedad.

ARTÍCULO DÉCIMO PRIMERO.- TITULARIDAD DE ACCIONES: Sujeto a lo establecido en el artículo Noveno anterior, cualquier persona física o moral podrá adquirir, mediante una o varias operaciones simultáneas o sucesivas, el control de acciones de la Serie "O" representativas del capital ordinario de la sociedad, en el entendido que: (i) las personas que adquieran o transmitan directa o indirectamente acciones de la Serie "O" por más de 2% (dos por ciento) del capital social de la sociedad, deberán de dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los 3 (tres) días hábiles siguientes a la adquisición o transmisión; y (ii) las personas que adquieran directa o indirectamente acciones de la Serie "O" por más de 5% (cinco por ciento) requerirán la previa autorización de la Secretaría de Hacienda y Crédito Público.

En el supuesto de que uno o más accionistas pretendan obtener el control de la administración de la sociedad, deberá acompañar a la solicitud respectiva, según corresponda:

I. Relación de las personas que, en su caso, pretendan adquirir el control de la sociedad, indicando el capital que suscribirán, la forma en que lo pagarán, así como el origen de los recursos con los que se realizará dicho pago;

II. Relación de los consejeros y directivos que nombrarían en la sociedad.

III. Plan general de funcionamiento de la sociedad, el cual deberá contemplar los aspectos señalados en el artículo 10 fracción II de la Ley de Instituciones de Crédito.

IV. Programa estratégico para la implementación del gobierno corporativo de la sociedad, y

V. La demás documentación conexa que requiera la Secretaría de Hacienda y Crédito Público a efecto de evaluar la solicitud correspondiente.

Para efectos de lo dispuesto en el párrafo anterior, se entenderá que se obtiene el control de la sociedad cuando se adquiera el treinta por ciento o más de las acciones representativas de su capital social, se tenga el control de la asamblea general de accionistas, se esté en posibilidad de nombrar a la mayoría de los miembros del consejo de administración, o por cualquier otro medio se controle a la institución de banca múltiple de que se trate.

Las acciones de la Serie "L", serán de libre suscripción.

No podrán participar en forma alguna en el capital social de la sociedad personas morales extranjeras que ejerzan funciones de autoridad.

ARTÍCULO DÉCIMO SEGUNDO.- AFECTACIÓN DE ACCIONES EN GARANTÍA: La sola tenencia o titularidad de acciones de la sociedad implica el pleno consentimiento de los accionistas con que, llegado el caso, sus acciones sean dadas en garantía al Instituto para la Protección al Ahorro Bancario (el "Instituto") en los supuestos y de acuerdo con el procedimiento establecido en los artículos 35 a 41 de la Ley de Protección al Ahorro Bancario

ARTÍCULO DÉCIMO TERCERO.- AUMENTOS Y DISMINUCIONES DE CAPITAL: Los aumentos del capital social se resolverán por acuerdo de la asamblea extraordinaria de accionistas, conforme a las reglas previstas en el presente artículo, siendo necesario reformar los estatutos sociales. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la Sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicho aumento, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales.

El capital social sólo podrá disminuirse por resolución de la asamblea general extraordinaria de accionistas y la consiguiente reforma de estos estatutos sociales, cumpliendo en todo caso con lo dispuesto por el artículo nueve de la Ley General de Sociedades Mercantiles. El acta de dicha asamblea deberá protocolizarse ante notario público y el testimonio correspondiente deberá inscribirse en el Registro Público del Comercio del domicilio social de la sociedad.

La asamblea de accionistas fijará los términos y bases en que deberá de llevarse a cabo dicha disminución, debiendo observarse en todo caso lo dispuesto por estos estatutos sociales, la Ley de Instituciones de Crédito y la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO CUARTO.- COLOCACIÓN DE ACCIONES EN TESORERÍA:
Las acciones representativas de la parte no suscrita del capital se conservarán en la tesorería de la sociedad, el consejo de administración tendrá la facultad de ponerlas en circulación en las formas, épocas, condiciones y cantidades que juzgue convenientes, contra el pago en efectivo de su valor nominal, y en su caso, de la prima que el propio órgano determine.

ARTÍCULO DÉCIMO QUINTO.- DERECHO DE PREFERENCIA: En caso de aumento de la parte pagada del capital social mediante la suscripción de acciones de tesorería, o de aumento del capital social por emisión de nuevas acciones, los tenedores de las que estén en circulación tendrán preferencia, en proporción a aquellas de cada serie y clase de que sean titulares, para la suscripción de las de nueva colocación que correspondan a dicha serie y/o clase. Este derecho se ejercerá mediante pago en efectivo y de acuerdo con las normas que al efecto establezca el consejo de administración; pero, en todo caso, deberá concederse a los accionistas un plazo no mayor de (15) quince días hábiles bancarios para su pago, contados a partir de la fecha de publicación de los acuerdos relativos en el periódico oficial del domicilio social.

Si después de que se concluya el plazo mencionado o el señalado al efecto por el consejo de administración hubieren quedado acciones pendientes de suscripción y pago en los términos previstos, entonces los accionistas, sujeto a lo establecido en el artículo Noveno anterior, que si hubieren ejercido su derecho de preferencia, tendrán un derecho preferente adicional, para suscribir dichas acciones en proporción a su participación en el capital social pagado, aún cuando las acciones que hubieren quedado sin suscribir pertenezcan a una serie distinta a aquellas de las que sean titulares siempre y cuando no se contravenga lo previsto en el artículo décimo primero de estos estatutos sociales. Dicho derecho de preferencia adicional, podrá ser ejercido dentro de un plazo adicional de diez días hábiles bancarios, contados a partir de la fecha en que hubiere concluido el plazo inicialmente fijado para la suscripción y pago de la nueva emisión de acciones, lo que deberá hacerse constar en el aviso que al efecto se publique en los términos del primer párrafo de este artículo. Si concluido dicho plazo adicional, aún quedaren acciones sin suscribir y pagar entonces se aplicará lo dispuesto en el artículo décimo cuarto de estos estatutos sociales.

ARTÍCULO DÉCIMO SEXTO.- DEPÓSITO Y REGISTRO DE ACCIONES: Los certificados provisionales y los títulos de las acciones se mantendrán en depósito en alguna de las instituciones para el depósito de valores, la cual en ningún caso estará obligada a entregarlas a los titulares.

La sociedad llevará un libro de registro de acciones en el que se harán los asientos a que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles y considerará como dueños de las acciones a quienes aparezcan inscritos como tales en el mismo.

De acuerdo con lo dispuesto en el artículo setenta y ocho, fracción primera, en relación con el cincuenta y siete fracción cuarta inciso b) de la Ley del Mercado de Valores, el libro de registro de acciones a que se refiere el párrafo anterior, podrá ser llevado a solicitud del propio banco por una institución para el depósito de valores de las previstas en dicho ordenamiento en base a los asientos que ésta realice complementados con los listados que al mismo precepto se refiere.

ARTICULO DÉCIMO SÉPTIMO.- ENAJENACIÓN DE ACCIONES: La propiedad y transferencia de las acciones representativas del capital social se regirán por las siguientes reglas:
A.- La propiedad de las acciones se transferirá mediante el endoso del título o certificado respectivo o por cualquier otro medio legal, sujeto a la previa aprobación del consejo de administración, y siempre y cuando se agote el procedimiento establecido en los incisos C a F de este artículo. La suscripción, adquisición y transferencia de las acciones serán reconocidas por la sociedad únicamente cuando hayan sido inscritas en el registro de acciones que llevará el secretario del consejo de administración. Los títulos o certificados de acciones que hubieran sido transferidas en los términos señalados, se entregarán a la sociedad para su cancelación y para la expedición de nuevos títulos o certificados a favor del cesionario.
B.- Las acciones de la clase I y II que sean propiedad de inversionistas extranjeros, también deberán quedar inscritas en el registro a que se refieren los artículos 31

(treinta y uno) y 32 (treinta y dos) de la Ley de Inversión Extranjera, dentro del plazo indicado por dicha ley.

C.- Los accionistas de la sociedad gozarán del derecho de preferencia en proporción al número de acciones de que sean tenedores, para adquirir las acciones que algún otro accionista desee vender o transferir a terceros por cualquier razón. Los accionistas que sean inversionistas extranjeros conforme a la Ley de Inversión Extranjera podrán ejercitar su derecho de preferencia directamente, si llegan a obtener las autorizaciones correspondientes, o designando a uno o varios compradores que califiquen como inversionistas mexicanos conforme a la ley. Al efecto, cualquier accionista que desea vender o en cualquier otra forma transmitir acciones de su propiedad, deberá notificarlo por escrito al presidente del consejo de administración, con copia al secretario, acompañando la oferta que se hubiera recibido y/o la documentación completa que establezca todos los demás términos y condiciones aplicables a la operación. El presidente del consejo, o en su defecto el secretario, convocará a una sesión del consejo de administración, que deberá celebrarse dentro de los 8 (ocho) días hábiles siguientes al recibo de la notificación mencionada y de la documentación completa, a fin de analizar, y en su caso, aprobar la operación propuesta o, en caso contrario, designar comprador calificado; la operación que se hubiere aprobado podrá llevarse a cabo solamente después de que los demás accionistas no hubieren ejercitado su derecho de preferencia conforme a los siguientes incisos de los siguientes artículos.

D.- Los demás accionistas tendrán el derecho de preferencia para adquirir tales acciones durante un plazo de 15 (quince) días naturales siguientes al recibo de la notificación que al efecto haga el secretario del consejo de administración a cada uno de ellos en forma fehaciente, en el precio y en los términos consignados en la propia notificación. Dicho derecho de preferencia deberá ser ejercitado mediante notificación por escrito del accionista de que se trate al secretario del consejo, también en forma fehaciente.

E.- En el caso de que uno o varios accionistas no ejerciten su derecho de preferencia dentro del término de 15 (quince) días señalados, su parte incrementará el derecho de los demás accionistas que si lo hubieran ejercitado. El secretario del consejo notificará a éstos, quienes tendrán un plazo adicional de 5 (cinco) días a partir de la nueva notificación para adquirir tales acciones. La o las operaciones de ventas y transmisión de las acciones con los accionistas que hubieren ejercitado el derecho de preferencia, se deberán otorgar precisamente dentro de los 15 (quince) días siguientes a la determinación y nueva notificación del secretario del número total de acciones que corresponde adquirir a cada accionista; de lo contrario y siempre que no se trate de causas imputables al accionista vendedor, el accionista comprador perderá su derecho.

F.- En caso de que no se hubiere ejercitado el derecho de preferencia en los términos mencionados o solo se hubiere ejercitado parcialmente, el accionista vendedor podrá vender o transmitir sus acciones al tercero aprobado por el consejo dentro de los 15 (quince) días posteriores al vencimiento del primer plazo, si ninguno ejercitó su derecho, o del segundo plazo si hubo alguien que si lo ejercitara; en el entendido de que la venta o transmisión deberá hacerse precisamente en el mismo precio especificado en la oferta original y en los mismos términos y condiciones. En caso de que la venta o transmisión al tercero oferente no se lleve acabo dentro del plazo de 15 (quince) días antes mencionado, cualquier venta o transmisión posterior se sujetará a las disposiciones de este artículo.

G.- El consejo podrá dispensar el procedimiento a que se refiere este artículo cuando se trate de transmisión por causa de muerte a herederos legítimos o testamentarios o cuando todos los accionistas estuvieren de acuerdo, lo que se hará constar en la resolución del consejo correspondiente.

H.- Las transferencias de acciones que se efectúen sin seguir el procedimiento señalado en este artículo, no producirán efecto alguno respecto de la sociedad y no deberán ser inscritos en el libro de registro de accionistas de la misma.

I.- Todas las transferencias de acciones se considerarán incondicionales y sin reserva respecto a la sociedad. Por lo tanto, la persona que adquiera una o mas acciones asumirá todo los derechos y obligaciones del cedente en relación con la sociedad. La posesión de una o más acciones significa la aceptación por parte del titular de las disposiciones de estos estatutos sociales, de las reformas o modificaciones que se le hicieran y de las resoluciones tomadas en asamblea de accionistas y sesiones del consejo de administración, dentro de la esfera de sus facultades respectivas.

Todos los actos relacionados con la enajenación directa e indirecta de acciones a que hace referencia este artículo, requerirán de la autorización previa de la Secretaría de Hacienda y Crédito Público o bien del aviso a que se refiere el artículo 14 de la Ley de Instituciones de Crédito según corresponda.

CAPÍTULO TERCERO

ASAMBLEAS DE ACCIONISTAS

ARTÍCULO DÉCIMO OCTAVO.- ASAMBLEAS GENERALES: La asamblea general ordinaria se reunirá cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre del ejercicio social, y en los demás casos en que sea convocada por el consejo de administración para tratar asuntos previstos en el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles y cualquier otro que no sea materia de asamblea general extraordinaria.

La asamblea general extraordinaria se reunirá cuando deba tratarse alguno de los asuntos previstos en el artículo ciento ochenta y dos de la Ley General Sociedades Mercantiles.

Las asambleas también se reunirán en los demás casos previstos por la Ley General de Sociedades Mercantiles o por la Ley de Instituciones de Crédito.

Quedan a salvo, sin embargo los casos de asambleas que deban celebrarse en los eventos previstos en los artículos ciento sesenta y seis fracción sexta, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

ARTÍCULO DÉCIMO NOVENO.- ASAMBLEAS ESPECIALES: Las asambleas especiales se reunirán para deliberar sobre asuntos que afecten exclusivamente a los accionistas de alguna de las series de acciones y también en los casos previstos en el artículo decimosegundo, segundo párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO.- CONVOCATORIAS: Las convocatorias para las asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la asamblea. Las convocatorias contendrán, el orden del día en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas, incluso los comprendidos en el rubro de asuntos generales y deberán ser firmadas por la persona o personas que las hagan; en el entendido, de que si las hiciere el consejo de administración las hará con la firma del secretario o pro-secretario, en su caso. Los accionistas que representen por lo menos el 33% (treinta y tres por ciento) del capital social, podrán pedir por escrito, y en cualquier momento, que el consejo de administración o el comisario convoquen a una asamblea general de accionistas para discutir los asuntos que se especifiquen en el orden del día. Todo accionista dueño de una acción, tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles. Conjuntamente con la convocatoria a cualquier asamblea general ordinaria o extraordinaria podrá convocarse a las asambleas especiales a tener verificativo con la anticipación suficiente o simultánea a la asamblea general de que se trate

Desde el momento en que se publiquen las convocatorias para las asambleas, deberán estar a disposición de los accionistas, la información y documentos relacionados con cada uno de los puntos establecidos en el orden del día.

Las asambleas podrán ser celebradas sin previa convocatoria, si en el momento de la votación, la totalidad de las acciones con derecho a voto estuvieron representadas.

Las convocatorias para las asambleas designarán con exactitud el lugar, día y hora en que deben tener lugar las asambleas respectivas; en la inteligencia, que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor.

Si en una asamblea independientemente de que sea ordinaria, extraordinaria o especial, estuvieren reunidos todos los accionistas, que deban asistir a dicha asamblea, podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en el orden del día respectivo.

ARTÍCULO VIGÉSIMO PRIMERO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Para concurrir a las asambleas, los accionistas deberán entregar a la secretaría del consejo de administración, a más tardar DOS días hábiles antes del señalado para la junta, las constancias de depósito que respecto de las acciones y con el fin de que los titulares acrediten su calidad de accionistas, les hubiere expedido alguna de las instituciones para el depósito de valores reguladas por la Ley del Mercado de Valores, complementadas, en su caso, con el listado a que se refiere el artículo setenta y ocho del citado ordenamiento.

En las constancias a que se hace referencia, se indicará el nombre del depositante, la cantidad de acciones depositadas en la institución para el depósito de valores, los

números de los títulos y la fecha de celebración de la asamblea. Además la condición de que dichas acciones permanecerán en poder de la depositaria hasta después de terminada la asamblea de que se trate.

Hecha la entrega, el secretario expedirá a los interesados las tarjetas del ingreso correspondiente, en las cuales se indicarán el nombre del accionista y el número de votos a que tiene derecho, así como el nombre del depositario.

Los accionistas podrán hacerse representar en las asambleas por apoderado constituido mediante poder otorgado en formularios elaborados por la propia sociedad en los términos y con los requisitos que se establecen en las fracciones primera, segunda y tercera del artículo dieciséis de la Ley de Instituciones de Crédito. Dicho poder también será entregado a la secretaría del consejo de administración conforme a las reglas arriba previstas.

La institución deberá tener a disposición de los representantes de los accionistas los formularios de los poderes durante el plazo a que se refiere el artículo ciento setenta y tres de la Ley General de Sociedades Mercantiles, con el fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

En ningún caso podrán ser mandatarios, para estos efectos, los administradores ni los comisarios de la sociedad.

ARTÍCULO VIGÉSIMO SEGUNDO.- INSTALACIÓN: Para que una asamblea ordinaria o especial de accionistas se considere legalmente reunida en virtud de primera o ulterior convocatorias, deberá estar representada en ella por lo menos el 51% (cincuenta y uno por ciento) de las acciones representativas del capital social con derecho a voto y sus resoluciones serán validas cuando se tomen por mayoría de votos de las acciones representadas en ella.

Para que una asamblea extraordinaria de accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado, por lo menos el 75% (setenta y cinco por ciento) del capital social, y sus resoluciones serán validas cuando se tomen por el voto favorable de accionistas que representen, cuando menos el 51% (cincuenta y uno por ciento) del capital pagado. En caso de segunda o ulterior convocatoria, las asambleas generales extraordinarias de accionistas podrán celebrarse si en ellas está representado, cuando menos, el 50% (cincuenta por ciento) del capital y sus resoluciones serán válidas siempre que sean tomadas por el voto favorable del número de accionistas que representen, por lo menos, el 50% (cincuenta por ciento) del capital social.

Si por cualquier motivo, no pudiere instalarse legalmente una asamblea, este hecho y sus causas se harán constar en el libro de actas, con observancia, en lo que proceda, de lo dispuesto en el artículo Vigésimo Cuarto de estos estatutos sociales.

Asimismo, podrán adoptarse resoluciones fuera de asamblea por unanimidad de los accionistas que representen la totalidad de las acciones con derecho a voto del capital ordinario, o de la categoría especial de acciones de que se trate, y dichas resoluciones tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en asamblea general o especial, respectivamente, siempre que se confirmen por escrito. El documento en el que conste la confirmación escrita deberá ser enviado al secretario de la sociedad, quien transcribirá las resoluciones respectivas en el libro de actas correspondiente, y certificará que dichas resoluciones fueron adoptadas de conformidad con esta estipulación.

ARTÍCULO VIGÉSIMO TERCERO.- DESARROLLO: Presidirá las asambleas el presidente del consejo de administración. Si, por cualquier motivo, aquel no asistiere al acto, o si se tratare de una asamblea especial, la presidencia corresponderá al accionista o al representante de accionistas que designen los concurrentes.

Actuará como secretario quien lo sea del consejo de administración, en su ausencia, el pro-secretario o la persona que designe el presidente de la asamblea. Tratándose de asamblea especial, fungirá como secretario la persona que designen los accionistas o sus representantes de la serie de acciones de que se trate.

El presidente nombrará escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes validarán la lista de asistencia, con indicación del número de acciones representadas por cada asistente; se cerciorarán de la observancia de lo dispuesto en el artículo dieciséis de la Ley de Instituciones de Crédito y rendirán su informe a la asamblea, lo que se hará constar en el acta respectiva.

No se discutirá ni resolverá cuestión alguna que no esté prevista en el orden del día, salvo por lo previsto por el último párrafo del articulo Vigésimo de estos estatutos.

Independientemente de la posibilidad de aplazamiento a que se refiere el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles, si no pudieren tratarse en la fecha señalada todos los puntos comprendidos en el orden del día, la asamblea podrá continuar su celebración mediante sesiones subsecuentes que tendrán lugar en las fechas que la misma determine, sin necesidad de nueva convocatoria; pero, entre cada dos de las sesiones de que se trate, no podrán mediar más de tres días hábiles.

Estas sesiones subsecuentes se celebrarán con el quórum exigido por estos estatutos para segunda convocatoria.

ARTÍCULO VIGÉSIMO CUARTO.- VOTACIONES Y RESOLUCIONES: En las asambleas, cada acción en circulación dará derecho a un voto, salvo las acciones de la Serie "L" que, en su momento, se emitan, mismas que tendrán las restricciones previstas en el artículo noveno de estos estatutos sociales.

Las votaciones serán económicas, salvo que la mayoría de los presentes acuerde que sean nominales o por cédula.

Los miembros del consejo de administración no podrán votar para aprobar sus cuentas, informes o dictámenes, o respecto de cualquier asunto que afecte su responsabilidad o interés personal.

Para la validez de cualquier resolución que implique la fusión de la sociedad con otra u otras instituciones, la escisión de la sociedad o la reforma de los estatutos sociales, se requerirá la aprobación de la Secretaría de Hacienda y Crédito Público. Para estos efectos, tanto la escritura constitutiva como las modificaciones estatutarias se inscribirán en el Registro Público del Comercio, con inclusión de la respectiva autorización, de acuerdo con lo dispuesto en los artículos noveno, último párrafo, vigésimo séptimo, primer párrafo y vigésimo séptimo bis primer párrafo de la Ley de Instituciones de Crédito.

ARTÍCULO VIGÉSIMO QUINTO.- ACTAS: Las actas de las asambleas se consignarán en un libro especial y serán firmadas por quien presida la asamblea, por el secretario y por el comisario o comisarios que concurran.

A un duplicado del acta, certificado por el secretario, se agregará la lista de los asistentes, con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiere publicado la convocatoria y los informes, dictámenes y demás documentos que se hubieren presentado en el acto de celebración de la asamblea o previamente a ella.

CAPÍTULO CUARTO

ADMINISTRACIÓN

ARTÍCULO VIGÉSIMO SEXTO.- ÓRGANOS DE ADMINISTRACIÓN: La dirección y administración de la sociedad serán conferidas a un consejo de administración y a un director general, en sus respectivas esferas de competencia.

Las designaciones de consejeros, director general y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a éste se ajustarán a lo dispuesto en los artículos vigésimo tercero y vigésimo cuarto de la Ley de Instituciones de Crédito, respectivamente.

La sociedad verificará que las personas designadas como consejeros, director general y los funcionarios con las dos jerarquías inmediatas inferiores a la de este último cumplan con lo dispuesto en los citados artículos.

ARTÍCULO VIGÉSIMO SÉPTIMO.- DESIGNACIÓN Y DURACIÓN: La administración y representación de la sociedad estará a cargo de un consejo de administración integrado por cuando menos 8 (ocho) consejeros que señale la asamblea de accionistas. Los accionistas de la clase I designarán por lo menos 5 (cinco) consejeros propietarios y en su caso, sus respectivos suplentes; y los accionistas de la clase II designarán por su parte, a 1 (un) consejero propietario y en su caso, su respectivo suplente, por cada 10% (diez por ciento) del capital pagado ordinario de la sociedad de la que sean propietarios, en el entendido que por lo menos el 25% del total de los

miembros del consejo de administración deberán ser consejeros independientes, cuyos nombramientos deberán ajustarse a lo establecido por el artículo vigésimo segundo de la Ley de Instituciones de Crédito.

Los miembros del consejo de administración podrán o no ser accionistas, deberán contar con calidad técnica, elegibilidad crediticia y honorabilidad, así como amplios conocimientos y experiencia en materia financiera, legal o administrativa, desempeñarán sus cargos por el término de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya su periodo de gestión hasta que los designados para sustituirlos tomen posición de sus cargos y recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.

Los accionistas que representen cuando menos un 10% (diez por ciento) del capital pagado ordinario de la sociedad, tendrán derecho a designar un consejero.

Solo podrá revocarse el nombramiento de los consejeros de minoría cuando se revoque el de todos los demás.

La mayoría de los consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional.

ARTÍCULO VIGÉSIMO OCTAVO.- SUPLENCIAS: La vacante temporal de un consejero propietario será cubierta por su respectivo suplente que remplazará a los titulares en caso de imposibilidad o impedimento de estos para asistir, situación que no será necesario acreditar.

Tratándose de la vacante definitiva de un consejero propietario, deberá convocarse a la asamblea general ordinaria, con el fin de que se haga la nueva designación. En tanto, será sustituido por su respectivo suplente.

ARTÍCULO VIGÉSIMO NOVENO.- PRESIDENCIA Y SECRETARÍA: El consejo de administración, en su primera sesión inmediatamente después de la asamblea de accionistas que lo hubiere designado, nombrará al presidente y a las personas que ocupen los demás cargos en el consejo, siempre y cuando la asamblea no los hubiese elegido. El presidente tendrá voto de calidad en caso de empate.

El presidente presidirá las asambleas generales de accionistas y las sesiones del consejo de administración, cumpliendo los acuerdos de las mismas, sin necesidad de resolución especial alguna.

El presidente del consejo de administración desempeñará su cargo por el término de un año a partir de su designación, pudiendo ser reelecto y continuará en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

El consejo de administración nombrará a un secretario, el cual podrá no ser consejero, así como a un pro-secretario que auxilie a éste y le supla en sus ausencias.

ARTÍCULO TRIGÉSIMO.- REUNIONES: El consejo de administración deberá reunirse por lo menos trimestralmente y en forma extraordinaria, cuando sea convocado por el Presidente del consejo de administración al menos el 25% de los consejeros, o cualquiera de los comisarios de la sociedad.

Las sesiones del consejo de administración serán celebradas en el domicilio social de la sociedad, pero podrán celebrarse en cualquier otro lugar dentro del territorio nacional, que estimaré oportuno dicho consejo.

Las convocatorias a las sesiones del consejo de administración, serán realizadas por el secretario o pro-secretario del consejo de administración en la forma y términos en que lo determine el propio consejo, de no determinarse dicha forma, las convocatorias deberán realizarse por escrito y remitirse a los consejeros por correo o por telefax, con una anticipación mínima de 5 (cinco) días naturales a la fecha en que deba celebrarse la sesión a los domicilios registrados en la sociedad. A los consejeros que radiquen fuera del domicilio social, deberá enviárseles la convocatoria por telegrama, telefax o correo aéreo certificado, depositado por lo menos con 5 (cinco) días de anticipación a la fecha de la sesión. La convocatoria deberá ser firmada por el presidente o el secretario o el pro-secretario del consejo de administración.

Sin perjuicio de lo anterior, el presidente del consejo de administración, al menos el 25% de los consejeros o cualquiera de los comisarios podrá convocar a una sesión del consejo en los términos antes señalados.

Para que las sesiones del consejo de administración sean válidas se requerirá la asistencia de por lo menos el 51% de los consejeros, de los cuales uno por lo menos deberá ser consejero independiente y sus resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes.

Las resoluciones tomadas fuera de sesión del consejo, por la unanimidad de sus miembros tendrán, la misma validez que si hubieren sido adoptadas en sesión de consejo, siempre que se confirmen por escrito.

Las actas de las sesiones del consejo de administración deberán ser firmadas por quien presida, por el secretario y por los comisarios que concurrieren, y se consignarán en libros especiales, de los cuales el secretario o el pro-secretario del consejo de administración podrán expedir copias certificadas, certificaciones o extractos.

ARTÍCULO TRIGÉSIMO PRIMERO.- FACULTADES: El consejo de administración tendrá las facultades que a los órganos de su clase atribuyen las leyes y estos estatutos sociales, por lo que, de manera enunciativa y no limitativa, podrá:

I. Representar a la sociedad ante las autoridades administrativas y judiciales, sean éstas municipales, estatales o federales, así como ante las autoridades del trabajo o ante árbitros o arbitradores, con poder general para pleitos y cobranzas, con el que se entiende conferidas las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, quinta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, por lo que, de manera enunciativa y no limitativa, podrá:

   A. Promover juicios de amparo y desistir de ellos;

   B. Presentar y ratificar denuncias y querellas penales, satisfacer los requisitos de éstas últimas; y desistirse de ellas;

   C. Constituirse en coadyuvante del Ministerio Público, federal o local;

   D. Otorgar perdón en los procedimientos penales;

   E. Articular o absolver posiciones en cualquier género de juicios, incluidos los laborales, en el entendido, sin embargo, de que la facultad de absolverlas sólo podrá ser ejercida por medio de personas físicas que al efecto designe el consejo de administración, en los términos de la fracción octava de este artículo, por lo que quedan absolutamente excluidos de goce de la misma cualesquiera otros funcionarios y apoderados de la sociedad; y

   F. Comparecer ante todo tipo de autoridades en materia laboral, sean administrativas o jurisdiccionales, locales o federales, actuar dentro de los procedimientos procesales o para procesales correspondientes, desde la etapa de conciliación y hasta la de ejecución laboral; y celebrar todo tipo de convenios, en los términos de los artículos once, setecientos ochenta y siete y ochocientos setenta y seis de la Ley Federal del Trabajo;

II. Administrar los negocios y bienes sociales con el poder general más amplio de administración, en los términos del artículo dos mil quinientos cincuenta y cuatro, párrafo segundo, del mencionado Código Civil;

III. Emitir, suscribir, otorgar, aceptar, avalar o endosar títulos de crédito en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito;

IV. Ejercer actos de disposición y dominio respecto de los bienes de la sociedad, o de sus derechos reales o personales, en los términos del párrafo tercero del artículo dos mil quinientos cincuenta y cuatro del citado Código Civil y con las facultades especiales señaladas en las fracciones primera, segunda y quinta del artículo dos mil quinientos ochenta y siete del referido ordenamiento legal;

V. En los términos del artículo ciento cuarenta y cinco de la Ley General de Sociedades Mercantiles, designar y remover al director general y a los principales funcionarios, con observancia de lo dispuesto en el artículo veinticuatro de la Ley de Instituciones de Crédito; a los delegados fiduciarios; al auditor externo de la sociedad; y al secretario y pro-secretario del propio consejo; señalarles sus facultades y deberes; y determinar sus respectivas remuneraciones;

VI. Otorgar los poderes que crea convenientes a los funcionarios indicados en la fracción anterior, o a cualesquiera otras personas, y revocar los otorgados; y, con observancia de lo dispuesto en las leyes aplicables, delegar sus facultades en el director general, o algunas de ellas en uno o varios de los consejeros, o en los apoderados que designe al efecto, para que las ejerzan en el negocio o negocios y en los términos y condiciones que el consejo de administración señale;

VII. Delegar, a favor de la persona o personas que estime convenientes, la representación legal de la sociedad, otorgarles el uso de la firma social y conferirles poder general para pleitos y cobranzas, con las más amplias facultades generales a que se refiere el primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil y con las especiales que requieran mención expresa conforme a las fracciones tercera, cuarta, sexta, séptima y octava del artículo dos mil quinientos ochenta y siete del mencionado cuerpo legal, para que de manera enunciativa y no limitativa puedan:

a) Ostentarse como representantes legales de la sociedad en cualquier procedimiento o proceso, administrativo, laboral, judicial o cuasijudicial y, con ese carácter hacer todo género de instancias y, señaladamente: articular y absolver posiciones en nombre de la sociedad, concurrir, en el periodo conciliatorio, ante las Juntas de Conciliación y Arbitraje; intervenir en las diligencias respectivas; y celebrar toda clase de convenios con los trabajadores;

b) Realizar todos los otros actos jurídicos a que se refiere la fracción primera de este artículo;

c) Sustituir los poderes y facultades de que se trata, sin merma de los suyos y otorgar y revocar mandatos; y

VIII. Establecer los comités que se requieran conforme a las disposiciones legales aplicables así como los que considere convenientes para la administración de la sociedad con excepción del comité de auditoría.

IX. En general, llevar al cabo los actos y operaciones que sean necesarios o convenientes para la consecución de los fines de la sociedad, excepción hecha de los expresamente reservados por la ley o por estos estatutos a la asamblea.

Las referencias de este artículo a los preceptos del Código Civil para el Distrito Federal, se entienden hechas a los correlativos de los Códigos Civiles de las entidades en las que el mandato se ejerza.

ARTÍCULO TRIGÉSIMO SEGUNDO.- REMUNERACIÓN: Los miembros del consejo de administración percibirán, por concepto de emolumentos, la cantidad que determine la asamblea general ordinaria. Las decisiones relativas permanecerán en vigor mientras no sean modificadas por la propia asamblea general ordinaria.

ARTÍCULO TRIGÉSIMO TERCERO.- DISTRIBUCIÓN DE EMOLUMENTOS: Los emolumentos de que se trata en los artículos trigésimo primero y trigésimo segundo de estos estatutos sociales, se cargarán a los resultados del ejercicio y se distribuirán, respectivamente, entre los miembros de los órganos a que el precepto primeramente citado se refiere y entre los propietarios y suplentes del consejo de administración, en proporción al número de las sesiones a que hubiere asistido.

ARTÍCULO TRIGÉSIMO CUARTO.- COMITÉ DE AUDITORÍA: La sociedad contará con un comité de auditoría con carácter consultivo en los términos establecidos por el artículo vigésimo primero de la Ley de Instituciones de Crédito. Los miembros del comité de auditoría serán nombrados mediante asamblea general ordinaria de accionistas.

CAPÍTULO QUINTO

VIGILANCIA

ARTÍCULO TRIGÉSIMO QUINTO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada por lo menos a un comisario designado por los accionistas de la Serie "O" y, en su caso, un comisario nombrado por los de la Serie "L", así como sus respectivos suplentes. El nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles más las que establezcan otros ordenamientos legales.

ARTÍCULO TRIGÉSIMO SEXTO.- PROHIBICIONES: No podrán ser comisarios las personas mencionadas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, así como las inhabilitadas por la Comisión Nacional Bancaria y de Valores de conformidad con lo dispuesto por el artículo veinticinco de la Ley de Instituciones de Crédito.

ARTÍCULO TRIGÉSIMO SÉPTIMO.- DURACIÓN: Los comisarios durarán en funciones UN año, pudiendo ser reelectos y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que haya sido designado, mientras no se haga el nuevo nombramiento y el nombrado no tome posesión de su cargo.

ARTÍCULO TRIGÉSIMO OCTAVO.- REMUNERACIÓN: Los comisarios recibirán la retribución que fije la asamblea general ordinaria de accionistas y deberán asistir, con voz, pero sin voto, a las asambleas de accionistas, a las sesiones del consejo de administración, y a las juntas de los comités que aquel determine.

CAPÍTULO SEXTO

GARANTÍAS, EJERCICIOS SOCIALES, INFORMACIÓN FINANCIERA PÉRDIDAS Y GANANCIAS

ARTÍCULO TRIGÉSIMO NOVENO.- GARANTÍAS: Los miembros del consejo de administración y los comisarios no estarán obligados a otorgar garantía alguna de su gestión a menos que lo establezca la asamblea general ordinaria de accionistas.

ARTÍCULO CUADRAGÉSIMO.- EJERCICIO SOCIAL: El ejercicio social comenzará el primero de enero y terminará el treinta y uno de diciembre de cada año, salvo por el primer ejercicio social que iniciará en la fecha de su constitución y concluirá el treinta y uno de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO PRIMERO.- INFORMACIÓN FINANCIERA: Anualmente, el consejo de administración y los comisarios presentarán a la asamblea general ordinaria el informe y el dictamen a que se refieren los artículos ciento sesenta y seis, fracción cuarta y ciento setenta y dos de la Ley General de Sociedades Mercantiles.

Los estados financieros anuales dictaminados de la sociedad deberán ser publicados conforme a lo establecido en el artículo ciento uno de la Ley de Instituciones de Crédito.

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- UTILIDADES: En cuanto a las utilidades que se obtengan, se observarán las siguientes reglas:

I. Se crearán las provisiones necesarias para el pago de la participación de los trabajadores en las utilidades.

II. Se constituirán e incrementarán las reservas del capital previstas en la Ley de Instituciones de Crédito y en disposiciones administrativas expedidas con base en la misma; y

III. En su caso y con observancia de las normas legales y administrativas aplicables, se decretará el pago de los dividendos que la asamblea ordinaria determine, y el resto de las utilidades del ejercicio, así como los remanentes de los ejercicios anteriores quedarán a disposición de la propia asamblea general ordinaria, a menos que ésta decida otra cosa, en el entendido que no podrán repartirse dividendos durante los primeros tres ejercicios.

CAPÍTULO SÉPTIMO

DISOLUCIÓN, LIQUIDACIÓN Y CONCURSO

ARTÍCULO CUADRAGÉSIMO TERCERO.- DISOLUCIÓN: La sociedad se disolverá en el supuesto de que se le revoque la autorización para organizarse y operar como institución de banca múltiple.

La disolución de la sociedad así como los respectivos acuerdos que al efecto tome la asamblea extraordinaria surtirán efectos a partir de la fecha en que la Secretaría de Hacienda y Crédito Publico expida la revocación de la autorización correspondiente, y los citados acuerdos se inscriban en el Registro Público de Comercio del domicilio social de la sociedad.

ARTÍCULO CUADRAGÉSIMO CUARTO.- LIQUIDADOR: El cargo de liquidador deberá recaer en el Instituto para la Protección al Ahorro Bancario. Sin embargo, mientras el nombramiento del liquidador no haya sido inscrito en el Registro Público de Comercio y mientras aquél no haya entrado en funciones, el consejo de administración y el director general continuarán desempeñando su cargo, pero no podrán celebrar nuevas operaciones.

ARTÍCULO CUADRAGÉSIMO QUINTO.- LIQUIDACIÓN: En caso de que la Sociedad se ubique en cualquiera de los supuestos del artículo 29 de la Ley de Instituciones de Crédito, la liquidación se practicará de conformidad con lo establecido en el mismo.

Durante el período de liquidación, la asamblea se reunirá en los términos que previene el capítulo tercero de estos estatutos sociales, y el liquidador desempeñará, respecto de ella y de la sociedad misma, las funciones que en la vida normal de la última corresponden al consejo de administración.

ARTÍCULO CUADRAGÉSIMO SEXTO.- DECLARACIÓN DE CONCURSO: La Comisión Nacional Bancaria y de Valores y el Instituto para la Protección al Ahorro Bancario, podrán solicitar la declaración de concurso mercantil de la sociedad en los términos de la Ley de Concursos Mercantiles. El concurso mercantil se regirá por lo señalado en la Ley de Protección al Ahorro Bancario y el Título Octavo, Capitulo II de la Ley de Concursos Mercantiles.

En los casos a que se refiere el párrafo anterior, el cargo de Síndico deberá recaer en Instituto para la Protección al Ahorro Bancario.

CAPÍTULO OCTAVO

NORMATIVIDAD SUPLETORIA, SOLUCIÓN DE CONFLICTOS Y MEDIDAS CORRECTIVAS

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- NORMAS SUPLETORIAS: Para todo lo no previsto en estos estatutos sociales se estará a las disposiciones contenidas en la Ley de Instituciones de Crédito, en la Ley del Banco de México, y (i) en la aplicación supletoria de la Legislación Mercantil; (ii) a los usos y prácticas bancarias y mercantiles; (iii) a las normas del Código Civil para el Distrito Federal; y (iv) el Código Fiscal de la Federación para efectos de las notificaciones y los recursos a que se refieren los artículos 25 y 110 de la Ley de Instituciones de Crédito. .

ARTÍCULO CUADRAGÉSIMO OCTAVO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento de estos estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro.

ARTÍCULO CUADRAGÉSIMO NOVENO.- MEDIDAS CORRECTIVAS.- De conformidad con lo dispuesto por los artículos 134 Bis y 134 Bis 1 de la Ley de Instituciones de Crédito, la sociedad estará obligada a implementar las medidas correctivas mínimas y las medidas correctivas especiales adicionales que dicte la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general de acuerdo con la categoría en que hubiese sido clasificada la sociedad, tomando como base el índice de capitalización requerido conforme a las disposiciones aplicables a los requerimientos de capitalización, emitidas por la Secretaría de Hacienda y Crédito Público en términos del artículo 50 de la Ley de referencia.

Para los efectos señalados en el párrafo anterior, se estará a lo siguiente:

I. En el supuesto de que la sociedad no cumpla con los requerimientos de capitalización previstos en el artículo 50 de la Ley de Instituciones de Crédito y demás disposiciones que de él emanen, la Comisión Nacional Bancaria y de

Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

   En caso de que la sociedad llegara a formar parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) En un plazo no mayor a 20 días, presentar a la Comisión Nacional Bancaria y de Valores, para su aprobación, un plan de restauración de capital que tenga como resultado un incremento en su índice de capitalización, el cual podrá contemplar un programa de mejora en eficiencia operativa, racionalización de gastos e incremento en la rentabilidad, la realización de aportaciones al capital social y límites a las operaciones que la sociedad pueda realizar en cumplimiento de su objeto social, o a los riesgos derivados de dichas operaciones. El plan de restauración de capital deberá ser aprobado por el consejo de administración de la sociedad antes de ser presentado a la propia Comisión.

   La sociedad deberá determinar en el plan de restauración de capital que, conforme a lo establecido en el párrafo anterior deba presentar, metas periódicas, así como el plazo en el cual el capital de la sociedad obtendrá el nivel de capitalización requerido conforme a las disposiciones aplicables.

   En caso de que a la sociedad le resulte aplicable lo previsto en este inciso, deberá cumplir con el plan de restauración de capital dentro del plazo que establezca la Comisión Nacional Bancaria y de Valores, el cual en ningún caso podrá exceder de 270 días naturales contados a partir del día siguiente al que se notifique a la sociedad, la aprobación respectiva. Para la determinación del plazo para el cumplimiento del plan de restauración, la Comisión deberá tomar en consideración la categoría en que se encuentre ubicada la sociedad, su situación financiera, así como las condiciones que en general prevalezcan en los mercados financieros. La Comisión Nacional Bancaria y de Valores, por acuerdo de su Junta de Gobierno, podrá prorrogar por única vez este plazo por un periodo que no excederá de 90 días naturales.

   La Comisión Nacional Bancaria y de Valores dará seguimiento y verificará el cumplimiento del plan de restauración de capital, sin perjuicio de la procedencia de otras medidas correctivas dependiendo de la categoría en que se encuentre clasificada la sociedad;

c) Suspender el pago a los accionistas de dividendos provenientes de la sociedad, así como cualquier mecanismo o acto que implique una transferencia de beneficios patrimoniales. En caso de que la sociedad pertenezca a un grupo financiero, la medida prevista en este inciso será aplicable a la sociedad controladora del grupo al que pertenezca, así como a las entidades financieras o sociedades que formen parte de dicho grupo.

   Lo dispuesto en el párrafo anterior no será aplicable tratándose del pago de dividendos que efectúen las entidades financieras o sociedades integrantes del grupo distintas a la sociedad, cuando el referido pago se aplique a la capitalización de la sociedad;

d) Suspender los programas de recompra de acciones representativas del capital social de la sociedad y, en caso de pertenecer a un grupo financiero, también los de la sociedad controladora de dicho grupo;

e) Diferir el pago de intereses y, a juicio de la Comisión Nacional Bancaria y de Valores, diferir el pago de principal o convertir anticipadamente en

acciones las obligaciones subordinadas que se encuentren en circulación, hasta por la cantidad que sea necesaria para cubrir el faltante de capital. Esta medida correctiva será aplicable a aquellas obligaciones subordinadas que, en términos de lo previsto en las disposiciones a que se refiere el primer párrafo del artículo 50 de la Ley de Instituciones de Crédito, computen como parte del capital neto de las instituciones de banca múltiple.

En caso de que la sociedad emita obligaciones subordinadas de las referidas en el párrafo inmediato anterior, deberán incluir en los títulos de crédito correspondientes, en el acta de emisión, en el prospecto informativo, así como en cualquier otro instrumento que documente la emisión, la posibilidad de que sea procedente la implementación de esta medida cuando se actualicen las causales correspondientes conforme a las reglas a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito, sin que sea causal de incumplimiento por parte de la sociedad;

f) Suspender el pago de las compensaciones y bonos extraordinarios adicionales al salario del director general y de los funcionarios de los dos niveles jerárquicos inferiores a éste, así como no otorgar nuevas compensaciones en el futuro para el director general y funcionarios, hasta en tanto la sociedad cumpla con los niveles de capitalización requeridos por la Secretaría de Hacienda y Crédito Público en términos de las disposiciones a que se refiere el artículo 50 de la Ley de Instituciones de Crédito. Esta previsión deberá contenerse en los contratos y demás documentación que regulen las condiciones de trabajo.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los funcionarios de la sociedad.

La medida prevista en este inciso es sin perjuicio de los derechos laborales adquiridos a favor de las personas que conforme a la misma puedan resultar afectadas;

g) Abstenerse de convenir incrementos en los montos vigentes en los créditos otorgados a las personas consideradas como relacionadas en términos del artículo 73 de la Ley de Instituciones de Crédito, y

h) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito;

II. En el supuesto de que la sociedad cumpla con el índice mínimo de capitalización requerido de acuerdo con el artículo 50 de la Ley de Instituciones de Crédito y las disposiciones que de él emanen, la Comisión Nacional Bancaria y de Valores deberá ordenar la aplicación de las medidas correctivas mínimas siguientes:

a) Informar a su consejo de administración su clasificación, así como las causas que la motivaron, para lo cual deberán presentar un informe detallado de evaluación integral sobre su situación financiera, que señale el cumplimiento al marco regulatorio e incluya la expresión de los principales indicadores que reflejen el grado de estabilidad y solvencia de la sociedad, así como las observaciones que, en su caso, la Comisión Nacional Bancaria y de Valores y el Banco de México, en el ámbito de sus respectivas competencias, le hayan dirigido.

En caso de que la sociedad forme parte de un grupo financiero, deberá informar por escrito su situación al director general y al presidente del consejo de administración de la sociedad controladora;

b) Abstenerse de celebrar operaciones cuya realización genere que su índice de capitalización se ubique por debajo del requerido conforme a las disposiciones aplicables, y

c) Las demás medidas correctivas mínimas que, en su caso, establezcan las reglas de carácter general a que se refiere el artículo 134 Bis de la Ley de Instituciones de Crédito

III. Independientemente del índice de capitalización de la sociedad, la Comisión Nacional Bancaria y de Valores podrá ordenar la aplicación de las siguientes medidas correctivas especiales adicionales:

a) Contratar los servicios de auditores externos u otros terceros especializados para la realización de auditorías especiales sobre cuestiones específicas;

b) Abstenerse de convenir incrementos en los salarios y prestaciones de los funcionarios y empleados en general, exceptuando las revisiones salariales convenidas y respetando en todo momento los derechos laborales adquiridos.

Lo previsto en el presente inciso también será aplicable respecto de pagos que se realicen a personas morales distintas a la sociedad, cuando dichas personas morales efectúen los pagos a los empleados o funcionarios de la sociedad;

c) Sustituir funcionarios, consejeros, comisarios o auditores externos, nombrando la propia sociedad a las personas que ocuparán los cargos respectivos. Lo anterior es sin perjuicio de las facultades de la Comisión Nacional Bancaria y de Valores previstas en el artículo 25 de la Ley de Instituciones de Crédito para determinar la remoción o suspensión de los miembros del consejo de administración, directores generales, comisarios, directores y gerentes, delegados fiduciarios y demás funcionarios que puedan obligar con su firma a la sociedad, o

d) Las demás que determine la Comisión Nacional Bancaria y de Valores, con base en el resultado de sus funciones de inspección y vigilancia, así como en las sanas prácticas bancarias y financieras.

Adicionalmente a las medidas antes señaladas, la sociedad deberá llevar a cabo las acciones concretas que la Comisión Nacional Bancaria y de Valores defina para que no se deteriore su índice de capitalización;

Asimismo, para la aplicación de las medidas a que se refiere esta fracción, la Comisión Nacional Bancaria y de Valores podrá considerar, entre otros elementos, la categoría en que la sociedad haya sido clasificada, su situación financiera integral, el cumplimiento al marco regulatorio, la tendencia del índice de capitalización de la sociedad y de los principales indicadores que reflejen el grado de estabilidad y solvencia, la calidad de la información contable y financiera, y el cumplimiento en la entrega de dicha información, y

IV. Cuando la sociedad mantenga un índice de capitalización superior en un veinticinco por ciento o más, al requerido de conformidad con las disposiciones aplicables, no se aplicarán las medidas correctivas mínimas ni las medidas correctivas adicionales señaladas en las fracciones I a III del presente artículo."

II.2. Con sujeción a la obtención de las autorizaciones señaladas en el Acuerdo II.1 anterior, y como consecuencia de la conversión a institución de banca múltiple se resuelve que el capital social de la sociedad quede integrado de la siguiente manera:

Accionista	Acciones Serie "O"		
	Clase I	Clase II	Total
Compartamos, A.C.	13,789,231	188,103	13,977,334
Accion Gateway Fund, L.L.C.		6,435,539	6,435,539
International Finance Corporation		3,767,549	3,767,549
Alfredo Humberto Harp Calderoni		1,727,690	1,727,690
José Ignacio Avalos Hernández	1,687,297	23,017	1,710,314

Juan José Gutiérrez Chapa		1,030,351	1,030,351
Carlos Labarthe Costas	984,837	13,434	998,271
Carlos Antonio Danel Cendoya	945,655	12,900	958,555
Charbel Christian Francisco Harp Calderoni		872,246	872,246
Luis Fernando Narchi Karam		855,444	855,444
Fausto Enrique Miranda Gutiérrez	716,588	9,775	726,363
Alejandro González Zabalegui		337,949	337,949
Juan Carlos Letayf Yapur		501,809	501,809
José Luis Labarthe Hernández	444,571	6,065	450,636
Miguel Avalos y de Mendizabal	438,543	5,982	444,525
Oscar Iván Mancillas Gabriele	206,462	2,816	209,278
Juan Carlos Domenzain Arizmendi		207,751	207,751
Federico Hernández Martínez	125,836	1,716	127,552
Javier Fernández Cueto González de Cosío	106,245	1,450	107,695
Pedro Fernando Landeros Verdugo		103,111	103,111
Alejandro Puente Barrón		103,111	103,111
Suma	19,445,265	16,207,808	35,653,073

II.3 Se instruye al secretario del consejo de administración de la sociedad, para que proceda a elaborar los asientos correspondientes en el registro de acciones, y a elaborar los títulos de acciones correspondientes, con motivo de los acuerdos que anteceden, los cuales serán canjeados a los accionistas contra los anteriores. En tanto se expiden títulos definitivos de acciones, la sociedad podrá entregar a los accionistas certificados provisionales.

III. Designación de delegados.

Se designa delegados de la asamblea a los señores José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Carlos Enrique Calderón López, Carolina Patricia Velazco Bernal, Raquel Reyes Cubillo y Mauricio Castilla Martínez, para que indistintamente cualquiera de ellos: (i) realice las modificaciones y/o correcciones que exija la Secretaría de Hacienda y Crédito Público, Banco de México o la Comisión Nacional Bancaria y de Valores a los estatutos sociales o a la presente acta, siempre que las mismas sean de acuerdo con las disposiciones legales aplicables; (ii) ocurra ante notario público de su elección para protocolizar la presente acta, en todo o en parte; (iii) gestione las inscripciones correspondientes en el Registro Público de Comercio del domicilio de la sociedad; (iv) presente las publicaciones y avisos que sean estipulados por la Ley y, (v) en general, para que lleven a cabo todos los demás actos y gestiones que sean necesarios o convenientes a fin de dar pleno vigor y efecto a los acuerdos adoptados por esta asamblea.

Banco Compartamos reports net income of Ps$214 million in 1Q07

- Compartamos net income was Ps$214 million for 1Q07, 66% higher than a relatively weaker 1Q06, and equivalent to an ROE of 57.8% and an ROA of 26%.

- Total loan portfolio reached Ps$3,150 million, 49% higher than Ps$2,115 million in 1Q06. Non-performing loans to total loans at the end of 1Q07 was 0.79% with a loan loss reserve coverage ratio of 504%.

- Number of clients reached 630,061 an increase of 181,733 clients relative to 1Q06, amounting to a 41% of growth. Compartamos launched the pilot program for Home Renovation loan in 4Q06 and currently there are 602 clients in this program.

- The average loan per client for 1Q07 was Ps$5,000 an increase of 6% from Ps$4,718 in 1Q06.

- Compartamos is operating 202 branches in 1Q07, 56 more than the 146 that we had in 1Q06.

- On March 2007, Compartamos was again recognized by the Great Place to Work Institute this year as the fifth best employer in México, behind four multinationals.


NET INCOME
250
200
150
100
50
-
214
189
169
157
128
117
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


EPS
0.60
0.50
0.40
0.30
0.20
0.10
-
0.50
0.44
0.40
0.37
0.30
0.27
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


ROE (%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
57.8%
58.9%
61.1%
66.7%
58.5%
55.6%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


ROA (%)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.0%
23.8%
22.1%
23.0%
21.2%
21.6%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Contacts. Fernando Alvarez 52.55.52.76.73.27 Email: falvarez@compartamos.com
Web page: www.compartamos.com


NIM (%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
68.2%
71.9%
67.4%
63.4%
62.8%
72.7%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Net Income

- Compartamos net income of Ps$214 million was 66% higher than 1Q06. Higher net income was a result of a combination of an increase in interest income (+43%) and a decreased in interest expense (-13%) that resulted in an increase of 48% in financial margin. A contributing factor was a weaker 1Q06 resulting from the process of converting to a banking license.


OPERATING EFFICIENCY
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
29.7%
32.5%
27.9%
29.3%
27.9%
31.7%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Operating expenses / Average Total Assets

Net Interest Margin

- Net interest margin increased from 63% in 1Q06 to 68% in 1Q07 as a result of lower cost of funds while keeping relatively unchanged interest rates on loan products.

Operating Expenses

- Operating expenses increased to Ps$244 million in 1Q07 from Ps$169 million in 1Q06 as a result of the expansion of the branch network that reached 202 branches in 1Q07 from 146 branches in 1Q06. Also total employees have grown 38% to 3,400 employees in 1Q07 from 2,466 in 1Q06.


TOTAL LOANS
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Loan Portfolio

- Total loan portfolio reached Ps$3,150 million, a 49% increase relative to Ps$2,155 in 1Q06. Income generating loan portfolio increased 47%, and individual loan increased 66%, these are the two most important products in terms of size.


NPLs / Total Loans (%)
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.79%
0.60%
0.72%
0.61%
0.57%
0.49%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Asset Quality

- Non-performing loans to total loans increased to 0.79% in 1Q07 from 0.57% in 1Q06 to. This increase is mainly a result of the higher contribution of the individual loan product 6.9% of the total loan portfolio, 6.2% in 1Q06.


Coverage Ratio (%)
1000.0%
900.0%
800.0%
700.0%
600.0%
500.0%
400.0%
300.0%
200.0%
100.0%
0.0%
504.0%
666.7%
611.1%
692.9%
791.7%
910.0%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

- Coverage ratio for 1Q07 is 504%, 1Q06 was 791.7%, and this decrement is due to a larger concentration of products with higher NPL profile while using the same reserve policy (4% over total portfolio)


TOTAL LIABILITIES
2,500
2,000
1,500
1,000
500
1,920
1,970
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

- Total liabilities in 1Q07 have grown 8.8% compared with 1Q06, this moderate growth is due to the strong growth of Equity without issuing dividends.


TOTAL STOCKHOLDER'S EQUITY
1,600
1,400
1,200
1,000
800
600
400
200
1,376
1,193
1,021
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

- Stockholder's Equity, for 1Q07 is Ps$1,588 million, while in 1Q06 was Ps$863 million, 84% growth, this is a consequence of the reinvestment of profits of the Company.


Capital Ratio (%)
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
1Q07
4Q06
3Q06
2Q06

- Compartamos shows a strong Capital Base, with a Capital ratio of 50% for 1Q07.

	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05
AVERAGE LOAN PER CLIENT (pesos)	5,000	4,884	4,387	4,620	4,718	4,480

STOCK INFORMATION	1Q07	4Q06	1Q06
EPS (PS$) (1)	$0.50	$0.44	$0.30
BOOK VALUE PER SHARE (PS$) (2)	$3.71	$3.22	$2.02
STOCK PRICE (PS$) (3)	55.39	NA	NA
STOCK PRICE (US$) (4)	5.07	NA	NA
P/BV (TIMES) (5)	14.9x	NA	NA
MARKET CAPITALIZATION (US$ MILLIONS) (6)	$2,169	NA	NA

Note: Stock price as of April 30, 2007.

All convertions were made with the rate published by Banco de México for April 30, 2007 which is 10.9278

(1) **Earnings per share:** Net income / Number of shares

(2) **Book value per share:** Total stockholder's equity / Number of shares

(3) **Stock price in Pesos:** Market price per share in pesos

(4) **Stock price in dollars:** Market price per share in pesos/ US-MXP Exchange Rate

(5) **Price in Book Value:** Market price per share in pesos/ Total Stockholder's Equity per share

(6) **Market capitalization:** Market price per share multiplied by number of shares

First Quarter 2007 Results

COMPARTAMOS. Oportunidades Financieras

Balance sheet (PS$ millions)	1Q07	4Q06	1Q06	% Variation vs. 4Q06	vs. 1Q06
Cash and cash equivalents	125	106	50	17.9%	150.0%
Investment in securities	40	101	271	-60.4%	-85.2%
Total performing loans	3,125	2,993	2,103	4.4%	48.6%
Non-performing loans	25	18	12	38.9%	108.3%
Total loan portfolio	**3,150**	**3,011**	**2,115**	**4.6%**	**48.9%**
Allowance for loan losses	126	120	95	5.0%	32.6%
Loan portfolio net	**3,024**	**2,891**	**2,020**	**4.6%**	**49.7%**
Other accounts receivable	14	14	10	0.0%	40.0%
Fix assets	110	108	81	1.9%	35.8%
Deferred income tax	9	7	21	28.6%	-57.1%
Other assets	17	17	19	0.0%	-10.5%
Total assets	**3,339**	**3,244**	**2,472**	**2.9%**	**35.1%**
Notes payable	502	507	576	-1.0%	-12.8%
Interbank loans and other - short term	450	515	729	-12.6%	-38.3%
Interbank loans and other - long term	643	750	228	-14.3%	182.0%
Total Interbank loans and other	1,093	1,265	957	-13.6%	14.2%
Derivates financial instruments	2	5	5	-60.0%	-60.0%
Other accounts payable	154	91	71	69.2%	116.9%
Total liabilities	**1,751**	**1,868**	**1,609**	**-6.3%**	**8.8%**
Capital stock	475	475	475	0.0%	0.0%
Capital reserves	35	35	16	0.0%	118.8%
Retained earnings	864	226	243	282.3%	255.6%
Net income for the year	214	640	129	-66.6%	65.9%
Total stockholder's equity	**1,588**	**1,376**	**863**	**15.4%**	**84.0%**
Total liabilities and stockholder's equity	**3,339**	**3,244**	**2,472**	**2.9%**	**35.1%**

Income Statment (PS$ millions)	1Q07	4Q06	1Q06	% Variation vs. 4Q06	vs. 1Q06
Interest Income	604	630	422	-4.1%	43.1%
Interest expense	35	43	40	-18.6%	-12.5%
Monetary loss - Net	-16	-25	-9	-36.0%	77.8%
Financial margin	**553**	**562**	**373**	**-1.6%**	**48.3%**
Provision for loan losses	7	19	8	-63.2%	-12.5%
Financial margin after risk provision	**546**	**543**	**365**	**0.6%**	**49.6%**
Commissions and fee income	6	7	4	-14.3%	50.0%
Commissions and fee expense	15	14	10	7.1%	50.0%
Trading gains (losses)	1	0	1	100.0%	0.0%
Net operating revenue	**538**	**536**	**360**	**0.4%**	**49.4%**
Operating expenses	244	258	169	-5.4%	44.4%
Net operating income	**294**	**278**	**191**	**5.8%**	**53.9%**
Other income (expense) - Net	8	5	-1	60.0%	-900.0%
Total income before income tax	**302**	**283**	**190**	**6.7%**	**58.9%**
Income tax and employees profit-sharing					
Current	90	78	61	15.4%	47.5%
Deferred	-2	-16	0	-87.5%	-200.0%
Net income	**214**	**189**	**129**	**13.2%**	**65.9%**

[redacted]



COMPARTAMOS

FOR IMMEDIATE RELEASE

BANCO COMPARTAMOS REPORTS 2Q07 RESULTS

Mexico City, Mexico – July 27, 2007 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART), a leading Mexican microfinance bank, today announced its financial results for the quarter and six-month periods ended June 30, 2007. All figures are unaudited and were prepared according to accounting principles outlined by the Mexican Banking, Securities and Exchange Commission (*Comisión Nacional Bancaria y de Valores* – CNBV) and are expressed in constant Mexican Pesos as of June 30, 2007.

Quarterly Highlights:
2Q07 vs. 2Q06

- **Number of clients reached 705,236, a 43% increase**
- **Total loan portfolio grew 47% to Ps. 3,338 million**
- **Net Income rose 34% to Ps. 213 million**
- **Number of service offices now total 213**

***

For more information, visit www.compartamos.com.mx or contact:

Mr. Fernando Álvarez Toca
Chief Financial Officer
Banco Compartamos S.A.
Insurgentes Sur 553
Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
falvarez@compartamos.com

Investor Relations firm in New York:

Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, NY, NY
Tel: (212) 406 3691
compartamos@i-advize.com

Key Financial Figures

In millions of Mx Ps (except per share amounts)	2Q07	2Q06	% Var	1H07	1H06	% Var
Net Interest Income	636	422	50.7%	1187	794	49.5%
Net Operating Income	306	215	42.3%	598	405	47.7%
Net Income	213	158	34.8%	426	286	49.0%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	427,836,876	-
EPS	0.50	0.37	34.8%	1.00	0.67	49.3%
Net Interest Margin	74.1%	63.4%	10.7 pp	70.1%	59.3%	10.8 pp
ROE	50.4%	67.6%	-17.2 pp	53.9%	58.6%	-4.7 pp
Capital Ratio	49%	34%	15.0 pp	49%	34%	15.0 pp

Comments from the Chief Executive Officer

Carlos Danel Cendoya, the Company's Co-Chief Executive Officer, stated, "This quarter saw growth of 47% in our total loan portfolio, in-line with the 43% increase in clients, which exceeded the 700,000 mark for the first time in the Bank's history. We continue expanding our coverage in Mexico, reaching a total of 213 service offices as of June 30, 2007, thereby meeting the needs of our client base via the introduction of award-winning products. Furthermore, the success of our IPO earlier this year is a testament to the confidence the capital markets share in our management and business model."



Business Overview

- The client base has been growing in line with the Bank's plans; Compartamos reached 705,236 clients in 2Q07, which is a growth of 43% compared to the number of clients reported during 2Q06.
- Average loan per client reached Ps. 4,733 compared to Ps. 4,601 reported during the second quarter of 2006.

Results of Operations


NIM
(%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
63.4%
64.5%
70.5%
68.2%
74.1%
2Q06
3Q06
4Q06
1Q07
2Q07

Net Interest Income

During 2Q07, the Bank reported net interest income (NII) of Ps. 636 million, an increase of 15.4% compared to the Ps. 551 million in 1Q07, and a 50.7% improvement from the Ps. 422 million reported in 2Q06. The 2Q07 NII was a result of a 40.0% improvement in interest income (Ps. 665 million for 2Q07) due to the increased loan portfolio, and a 20.8% decline in interest expense (Ps. 38 million for 2Q07) compared to the same period of 2Q06 (Ps. 475 million and Ps. 48 million, respectively). The decline in interest expense was due to the 10.3% reduction in interest bearing liabilities from Ps. 1,326 million in 2Q06 to Ps. 1,190 million in 2Q07.

Net interest margin (NII as a percentage of average yielding assets) increased to 74.1% in 2Q07 from 68.2% of 1Q07, and 63.4% reported in the comparable period of 2006. This was a result of a decreased interest expense (-20.8%) as a consequence of lower interest bearing liabilities (-10.3%), in addition to a net monetary gain of Ps. 9 million during 2Q07.

Due to increased lending activity, the Bank increased its provisions for loan losses to Ps. 9 million in 2Q07. Therefore, NII after provisions for loan losses totaled Ps. 627 million in 2Q07, compared to Ps. 543 million in 1Q07 and Ps. 415 million in 2Q06, increases of 15.5% and 51.1% respectively.

Net Operating Revenue

Net operating revenue reached Ps. 614 million, 14.6% higher than the Ps. 536 million reported in 1Q07 and 48.0% higher than the Ps. 415 million reported during 2Q06.

Net Operating Income

Net operating income for 2Q07 totaled Ps. 306 million, compared to Ps. 292 million in 1Q07 and Ps. 215 million in 2Q06, increases of 4.8% and 42.3%, respectively. This improvement occurred despite a 26.2% rise in operating expenses (Ps. 308 million) versus 1Q07 (Ps. 244 million) and up 54.0% versus 2Q06 (Ps. 200 million), which was primarily due to a larger network of service offices, which totaled 213 in 2Q07, an increase of 58 as compared to 2Q06. Additionally, a higher number of employees in 2Q07, which reached 3,644, up 7.2%, as compared to 3,400 in 1Q07 and up 32.2% from 2,756 in 2Q06, as well as one-time expenses related to the Bank's IPO in April.

Total income before tax and employee profit sharing reached Ps. 314 million, an increase of 4.7% compared to 1Q07 (Ps. 300 million) and 34.2% compared to the same period of 2006 (Ps. 234 million).




NET INCOME
(Ps. Millions)
250
200
150
100
50
-
158
171
180
213
213
2Q06
3Q06
4Q06
1Q07
2Q07

Net Income

As a result of the above, the Bank reported a net income of Ps. 213 million for 2Q07, 34.8% higher than the Ps. 158 million in 2Q06. This translates into an EPS of Ps. 0.50, compared to an EPS of Ps. 0.37 in 2Q06. This improvement was due to the Bank's ability to maintain interest income growth via the 47.0% increase in the loan portfolio, while decreasing its interest expense and maintaining adequate efficiency ratios.

Balance Sheet


PORTFOLIO
(Ps. Millions)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
2,270
2,472
2,999
3,137
3,338
2Q06
3Q06
4Q06
1Q07
2Q07


NPLs / TOTAL LOANS
(%)
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.64%
0.75%
0.61%
0.79%
1.05%
2Q06
3Q06
4Q06
1Q07
2Q07

Total Loan Portfolio

Total loan portfolio reached Ps. 3,338 million in 2Q07, an increase of 47.0% from Ps. 2,270 million reported in 2Q06. This growth resulted mainly from the 43.0% growth in the number of clients to 705,236.

Asset Quality (NPL/Total Loans)

Compartamos has been able to maintain satisfactory levels of asset quality, with non-performing loans making up 1.05% of the Total Loan Portfolio for 2Q07. This figure is up from the 0.64% reported in same period of last year. We expect to see this figure decline after the application of costumary write-offs.

Total Liabilities

The Bank's total liabilities for 2Q07 reached Ps. 1,861 million, compared to Ps. 1,962 million reported in 2Q06, representing a decrease of 5.1%. This decrease is a product of the Bank's profitability, as equity financing has grown compared to financing from third parties, thus increasing the efficiency in the cost of funding.

Stockholder's Equity

Total stockholder's equity reached Ps. 1,794 million, compared to Ps. 1,017 million reported in 2Q06, an increase of 76.4%. This is the result of the Bank's performance during the period.



Performance Ratios and Metrics



EFFICIENCY RATIO
(%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
48.2%
44.5%
48.2%
45.5%
50.1%
2Q06
3Q06
4Q06
1Q07
2Q07

ROE / ROA

ROE for 2Q07 was 50.4% compared to 67.6% in 2Q06. This decrease was due to a dividend payment that was made during 1Q06; a consequence of this was a lower average equity for 2Q06 resulting in a higher ROE in 2Q06. ROA for the quarter was 24.4% compared to 23.3% in 2Q06.

Efficiency Ratio (OPEX/Net Operating Revenue)

The Bank's efficiency ratio reached 50.1% in 2Q06 slightly higher than the 48.2% in the same period of the previous year, this increase is explained by the one-time expenses from the IPO.



COVERAGE RATIO
(%)
700.0%
600.0%
500.0%
400.0%
300.0%
200.0%
100.0%
0.0%
664.3%
588.9%
661.1%
504.0%
382.9%
2Q06
3Q06
4Q06
1Q07
2Q07

Coverage Ratio

The Bank's coverage ratio declined to 383% during 2Q07 compared to 664% for the same period of 2006, however, this figure is expected to rebound in 3Q07 once the customary write-offs are applied.



OPERATING EFFICIENCY
(%)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
29.4%
27.4%
31.1%
29.8%
35.3%
2Q06
3Q06
4Q06
1Q07
2Q07

Operating Efficiency (OPEX/Average Total Assets)

OE levels reached 35.3%, compared to 29.4% for 2Q06. This increase is due in part to a more efficient management of Bank's liquid assets, which for 2Q07 represented 8% of total assets while in 2Q06 they represented 22% aswell as to one-time expenses as a result of the IPO.



CLIENTS
(Thousands)
800
700
600
500
400
300
200
100
-
493
566
617
630
705
2Q06
3Q06
4Q06
1Q07
2Q07

Clients

The Bank's number of clients continued its upwards trend reaching 705,236 clients, compared to 493,316 in 2Q06.



Recent Events

On April 25, 2007, Compartamos completed its Initial Public Offering and raised Ps. 473 million. The offering consisted of 128,302,412 Series "O" common shares sold via Rule 144A/Reg S. These shares were listed on the Mexican Stock Exchange and trade under the ticker symbol "COMPART".

On June 7, 2007, Compartamos received the **"Sustainable Bankers of the Year Award"** for its micro-insurance product at the *2nd Annual Sustainable Banking Awards* organized by the **London Financial Times** and the **IFC**.

* * *

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

* * *



Income Statement
for the period ended June 30, 2007
(in millions of Mexican pesos)

	2Q07	2Q06	% Change 2Q06	1Q07	% Change 1Q07	1H07	1H06	% Change
Interest income	665	475	40.0%	602	10.5%	1,267	895	41.6%
Interest expense	38	48	-20.8%	35	8.6%	73	88	-16.8%
Monetary gain (loss)	9	(5)	-280.0%	(16)	-156.3%	(7)	(13)	-45.7%
Net interest income	**636.0**	**422.0**	**50.7%**	**551.0**	**15.4%**	**1,187.0**	**794.0**	**49.5%**
Provision for loan losses	9	7	28.6%	7	28.6%	16	14	11.5%
Net interest income after provisions	**627.0**	**415.0**	**51.1%**	**543.0**	**15.5%**	**1,171.0**	**780.0**	**50.1%**
Commissions and fee income	7	5	40.0%	6	16.7%	13	8	68.9%
Commissions and fee expense	17	11	54.5%	15	13.3%	32	21	55.7%
Trading gains (losses)	(3)	5	-160.0%	1	-400.0%	(2)	6	-131.8%
Net operating revenue	**614.0**	**415.0**	**48.0%**	**536.0**	**14.6%**	**1,150.0**	**773.0**	**48.8%**
Operating Expenses	308	200	54.0%	244	26.2%	552	368	49.9%
Net operating income	**306.0**	**215.0**	**42.3%**	**292.0**	**4.8%**	**598.0**	**405.0**	**47.7%**
Other income (expense) - Net	8	19	-57.9%	8	0.0%	16	18	-11.7%
Total income before income tax	**314.0**	**234.0**	**34.2%**	**300.0**	**4.7%**	**614.0**	**423.0**	**45.2%**
Income tax and employees profit - sharing								
Current	99	76	30.3%	90	10.0%	189	137	38.5%
Deferred	2	1	100.0%	(3)	-166.7%	(1)	1	-218.4%
Net income	**213.0**	**158.0**	**34.8%**	**213.0**	**0.0%**	**426.0**	**286.0**	**49.0%**



Balance Sheet
for the period ended June 30, 2007
(in millions of Mexican pesos)

	2Q07	2Q06	% Change 2Q06	1Q07	% Change 1Q07
Cash and cash equivalents	170.0	209.0	-18.7%	124.0	37.1%
Investment in securities	115.0	449.0	-74.4%	40.0	187.5%
Total performing loans	3,303.0	2,256.0	46.4%	3,112.0	6.1%
Non-performing loans	35.0	15.0	133.3%	25.0	40.0%
Total loan portfolio	**3,338.0**	**2,270.0**	**47.0%**	**3,137.0**	**6.4%**
Allowance for loan losses	134.0	97.0	38.1%	125.0	7.2%
Loan portfolio, net	3,204.0	2,174.0	47.4%	3,012.0	6.4%
Other accounts receivable	17.0	17.0	0.0%	14.0	21.4%
Fixed assets	125.0	90.0	38.9%	110.0	13.6%
Deferred income tax	7.0	21.0	-66.7%	9.0	-22.2%
Other asssets	17.0	20.0	-15.0%	17.0	0.0%
Total assets	**3,655.0**	**2,979.0**	**22.7%**	**3,325.0**	**9.9%**
Notes payable	502.0	521.0	-3.6%	500.0	0.4%
Interbank loans and other - short term	597.0	976.0	-38.8%	448.0	33.3%
Interbank loans and other - long term	593.0	350.0	69.4%	640.0	-7.3%
Total Interbank loans and other	1,190.0	1,326.0	-10.3%	1,089.0	9.3%
Derivates financial instruments	2.0	0.0	200.0%	2.0	0.0%
Other accounts payable	167.0	115.0	45.2%	153.0	9.2%
Total liabilities	**1,861.0**	**1,962.0**	**-5.1%**	**1,744.0**	**6.7%**
Capital stock	473.0	473.0	0.0%	473.0	0.0%
Capital reserves	98.0	34.0	188.2%	35.0	180.0%
Retained earnings	797.0	223.0	257.4%	860.0	-7.3%
Net income for the year	426.0	287.0	48.4%	213.0	100.0%
Total stockholder's equity	**1,794.0**	**1,017.0**	**76.4%**	**1,582.0**	**13.4%**
Total liabilities and stockholder's equity	**3,655.0**	**2,979.0**	**22.7%**	**3,325.0**	**9.9%**



Additional Information

STOCK INFORMATION	2Q07	1Q07	2Q06
EPS (PS$) (1)	$0.50	$0.50	$0.37
STOCK PRICE (PS$) (2)	67.49	55.39	NA
STOCK PRICE (US$) (3)	6.25	5.13	NA
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$2,675	$2,195	NA

Note: Stock price as of June 29, 2007.

All convertions were made with the rate published by Banco de México for July 02, 2007 which is **10.7946**

(1) **Earnings per share:** Net income / Number of shares

(2) **Stock price in Pesos:** Market price per share in pesos

(3) **Stock price in dollars:** Market price per share in pesos/ US-MXP Exchange Rate

(4) **Market capitalization:** Market price per share multiplied by number of shares

KEY RATIOS	2Q07	1Q07	4Q06	3Q06	2Q06
Profitability					
NIM after Monetary gain (loss) (1)	74.1%	68.2%	70.5%	64.5%	63.4%
NIM after Provisions for Loan Losses (2)	73.1%	67.3%	68.2%	62.7%	62.3%
ROA (3)	24.4%	26.0%	22.7%	22.5%	23.3%
ROE (4)	50.4%	57.8%	56.2%	61.9%	67.6%
Operating					
Efficiency Ratio (5)	50.1%	45.5%	48.2%	44.5%	48.2%
Operating Efficiency (6)	35.3%	29.8%	31.1%	27.4%	29.4%
Asset Quality					
Non Performing Loans to total loans	1.05%	0.79%	0.61%	0.75%	0.64%
Coverage Ratio (7)	382.9%	504.0%	661.1%	588.9%	664.3%

(1) **Net interest margin:** Net interest income after monetary gain (loss) / average yield assets

(2) **Net nterest margin:** Net interest income after provisions for loan losses / average yield assets

(3) **Return on Average Assets:** Net Income / Average Assets

(4) **Return on Average Equity:** Net Income / Average Equity

(5) **Efficency ratio:** Administrative expenses / Gross Operating Income

(6) **Operating Efficency:** Administrative expenses / Total Assets

(7) **Coverage ratio:** Allowance for loan loses / Non-performing loans

Mix Employees	2Q07	1Q07	4Q06	3Q06	2Q06
Loan Officer	2,148	2,042	1,967	1,793	1,693
Other administrative	1,137	1,015	931	853	807
Central Office	359	343	305	273	256
TOTAL	3,644	3,400	3,203	2,919	2,756

SERVICE OFFICES	2Q07	1Q07	4Q06	3Q06	2Q06
	213	202	187	170	155

Banco Compartamos reports net income of Ps$214 million in 1Q07

- Compartamos net income was Ps$214 million for 1Q07, 66% higher than a relatively weaker 1Q06, and equivalent to an ROE of 57.8% and an ROA of 26%.

- Total loan portfolio reached Ps$3,150 million, 49% higher than Ps$2,115 million in 1Q06. Non-performing loans to total loans at the end of 1Q07 was 0.79% with a loan loss reserve coverage ratio of 504%.

- Number of clients reached 630,061 an increase of 181,733 clients relative to 1Q06, amounting to a 41% of growth. Compartamos launched the pilot program for Home Renovation loan in 4Q06 and currently there are 602 clients in this program.

- The average loan per client for 1Q07 was Ps$5,000 an increase of 6% from Ps$4,718 in 1Q06.

- Compartamos is operating 202 branches in 1Q07, 56 more than the 146 that we had in 1Q06.

- On March 2007, Compartamos was again recognized by the Great Place to Work Institute this year as the fifth best employer in México, behind four multinationals.


NET INCOME
214
189
169
157
129
117
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


EPS
0.50
0.44
0.40
0.37
0.30
0.27
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


ROE (%)
57.8%
58.9%
61.1%
66.7%
58.5%
55.6%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05


ROA (%)
26.0%
23.8%
22.1%
23.0%
21.2%
21.5%
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

Contacts. Fernando Alvarez 52.55.52.76.73.27 Email: falvarez@compartamos.com
Web page: www.compartamos.com


NIM (%)
68.2% 71.9% 67.4% 63.4% 62.8% 72.7%
1Q07 4Q06 3Q06 2Q06 1Q06 4Q05

Net Income

- Compartamos net income of Ps$214 million was 66% higher than 1Q06. Higher net income was a result of a combination of an increase in interest income (+43%) and a decreased in interest expense (-13%) that resulted in an increase of 48% in financial margin. A contributing factor was a weaker 1Q06 resulting from the process of converting to a banking license.


OPERATING EFFICIENCY
29.7% 32.5% 27.9% 29.3% 27.9% 31.7%
1Q07 4Q06 3Q06 2Q06 1Q06 4Q05

Operating expenses / Average Total Assets

Net Interest Margin

- Net interest margin increased from 63% in 1Q06 to 68% in 1Q07 as a result of lower cost of funds while keeping relatively unchanged interest rates on loan products.

Operating Expenses

- Operating expenses increased to Ps$244 million in 1Q07 from Ps$169 million in 1Q06 as a result of the expansion of the branch network that reached 202 branches in 1Q07 from 146 branches in 1Q06. Also total employees have grown 38% to 3,400 employees in 1Q07 from 2,466 in 1Q06.


TOTAL LOANS
3,150 3,011 2,483 2,279 2,115 2,030
1Q07 4Q06 3Q06 2Q06 1Q06 4Q05

Loan Portfolio

- Total loan portfolio reached Ps$3,150 million, a 49% increase relative to Ps$2,155 in 1Q06. Income generating loan portfolio increased 47%, and individual loan increased 66%, these are the two most important products in terms of size.


NPLs / Total Loans (%)
0.79% 0.60% 0.72% 0.61% 0.57% 0.49%
1Q07 4Q06 3Q06 2Q06 1Q06 4Q05

Asset Quality

- Non-performing loans to total loans increased to 0.79% in 1Q07 from 0.57% in 1Q06 to. This increase is mainly a result of the higher contribution of the individual loan product 6.9% of the total loan portfolio, 6.2% in 1Q06.


Coverage Ratio (%)
504.0% 666.7% 611.1% 692.9% 791.7% 910.0%
1Q07 4Q06 3Q06 2Q06 1Q06 4Q05

- Coverage ratio for 1Q07 is 504%, 1Q06 was 791.7%, and this decrement is due to a larger concentration of products with higher NPL profile while using the same reserve policy (4% over total portfolio)


TOTAL LIABILITIES
2,500
2,000
1,500
1,000
500
-
1,920
1,970
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

- Total liabilities in 1Q07 have grown 8.8% compared with 1Q06, this moderate growth is due to the strong growth of Equity without issuing dividends.


TOTAL STOCKHOLDER'S EQUITY
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1,376
1,193
1,021
1Q07
4Q06
3Q06
2Q06
1Q06
4Q05

- Stockholder's Equity, for 1Q07 is Ps$1,588 million, while in 1Q06 was Ps$863 million, 84% growth, this is a consequence of the reinvestment of profits of the Company.


Capital Ratio (%)
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
41.9%
1Q07
4Q06
3Q06
2Q06

- Compartamos shows a strong Capital Base, with a Capital ratio of 50% for 1Q07.

	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05
AVERAGE LOAN PER CLIENT (pesos)	5,000	4,884	4,387	4,620	4,718	4,480

STOCK INFORMATION	1Q07	4Q06	1Q06
EPS (PS$) **(1)**	$0.50	$0.44	$0.30
BOOK VALUE PER SHARE (PS$) **(2)**	$3.71	$3.22	$2.02
STOCK PRICE (PS$) **(3)**	55.39	NA	NA
STOCK PRICE (US$) **(4)**	5.07	NA	NA
P/BV (TIMES) **(5)**	14.9x	NA	NA
MARKET CAPITALIZATION (US$ MILLIONS) **(6)**	$2,169	NA	NA

Note: Stock price as of April 30, 2007.

All convertions were made with the rate published by Banco de México for April 30, 2007 which is 10.9278

(1) **Earnings per share:** Net income / Number of shares

(2) **Book value per share:** Total stockholder's equity / Number of shares

(3) **Stock price in Pesos:** Market price per share in pesos

(4) **Stock price in dollars:** Market price per share in pesos/ US-MXP Exchange Rate

(5) **Price in Book Value:** Market price per share in pesos/ Total Stockholder's Equity per share

(6) **Market capitalization:** Market price per share multiplied by number of shares

Contacts. Fernando Alvarez 52.55.52.76.73.27 Email: falvarez@compartamos.com
Web page: www.compartamos.com

First Quarter 2007 Results

Balance sheet (PS$ millions)	1Q07	4Q06	1Q06	% Variation vs. 4Q06	% Variation vs. 1Q06
Cash and cash equivalents	125	106	50	17.9%	150.0%
Investment in securities	40	101	271	-60.4%	-85.2%
Total performing loans	3,125	2,993	2,103	4.4%	48.6%
Non-performing loans	25	18	12	38.9%	108.3%
Total loan portfolio	**3,150**	**3,011**	**2,115**	**4.6%**	**48.9%**
Allowance for loan losses	126	120	95	5.0%	32.6%
Loan portfolio net	**3,024**	**2,891**	**2,020**	**4.6%**	**49.7%**
Other accounts receivable	14	14	10	0.0%	40.0%
Fix assets	110	108	81	1.9%	35.8%
Deferred income tax	9	7	21	28.6%	-57.1%
Other assets	17	17	19	0.0%	-10.5%
Total assets	**3,339**	**3,244**	**2,472**	**2.9%**	**35.1%**
Notes payable	502	507	576	-1.0%	-12.8%
Interbank loans and other - short term	450	515	729	-12.6%	-38.3%
Interbank loans and other - long term	643	750	228	-14.3%	182.0%
Total Interbank loans and other	1,093	1,265	957	-13.6%	14.2%
Derivates financial instruments	2	5	5	-60.0%	-60.0%
Other accounts payable	154	91	71	69.2%	116.9%
Total liabilities	**1,751**	**1,868**	**1,609**	**-6.3%**	**8.8%**
Capital stock	475	475	475	0.0%	0.0%
Capital reserves	35	35	16	0.0%	118.8%
Retained earnings	864	226	243	282.3%	255.6%
Net income for the year	214	640	129	-66.6%	65.9%
Total stockholder's equity	**1,588**	**1,376**	**863**	**15.4%**	**84.0%**
Total liabilities and stockholder's equity	**3,339**	**3,244**	**2,472**	**2.9%**	**35.1%**

Income Statment (PS$ millions)	1Q07	4Q06	1Q06	% Variation vs. 4Q06	% Variation vs. 1Q06
Interest income	604	630	422	-4.1%	43.1%
Interest expense	35	43	40	-18.6%	-12.5%
Monetary loss - Net	-16	-25	-9	-36.0%	77.8%
Financial margin	**553**	**562**	**373**	**-1.6%**	**48.3%**
Provision for loan losses	7	19	8	-63.2%	-12.5%
Financial margin after risk provision	**546**	**543**	**365**	**0.6%**	**49.6%**
Commissions and fee income	6	7	4	-14.3%	50.0%
Commissions and fee expense	15	14	10	7.1%	50.0%
Trading gains (losses)	1	0	1	100.0%	0.0%
Net operating revenue	**538**	**536**	**360**	**0.4%**	**49.4%**
Operating expenses	244	258	169	-5.4%	44.4%
Net operating income	**294**	**278**	**191**	**5.8%**	**53.9%**
Other income (expense) - Net	8	5	-1	60.0%	-900.0%
Total income before income tax	**302**	**283**	**190**	**6.7%**	**58.9%**
Income tax and employees profit-sharing					
Current	90	78	61	15.4%	47.5%
Deferred	-2	-16	0	-87.5%	-200.0%
Net income	**214**	**189**	**129**	**13.2%**	**65.9%**

Contacts. Fernando Alvarez 52.55.52.76.73.27 Email: falvarez@compartamos.com
Web page: www.compartamos.com

[redacted]



COMPARTAMOS.
Oportunidades Financieras

FOR IMMEDIATE RELEASE

BANCO COMPARTAMOS REPORTS 2Q07 RESULTS

Mexico City, Mexico – July 27, 2007 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART), a leading Mexican microfinance bank, today announced its financial results for the quarter and six-month periods ended June 30, 2007. All figures are unaudited and were prepared according to accounting principles outlined by the Mexican Banking, Securities and Exchange Commission (*Comisión Nacional Bancaria y de Valores* – CNBV) and are expressed in constant Mexican Pesos as of June 30, 2007.

Quarterly Highlights:
2Q07 vs. 2Q06

- **Number of clients reached 705,236, a 43% increase**
- **Total loan portfolio grew 47% to Ps. 3,338 million**
- **Net Income rose 34% to Ps. 213 million**
- **Number of service offices now total 213**

***

For more information, visit www.compartamos.com.mx or contact:

Mr. Fernando Álvarez Toca
Chief Financial Officer
Banco Compartamos S.A.
Insurgentes Sur 553
Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
falvarez@compartamos.com

Investor Relations firm in New York:

Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, NY, NY
Tel: (212) 406 3691
compartamos@i-advize.com

Key Financial Figures

In millions of Mx Ps (except per share amounts)	2Q07	2Q06	% Var	1H07	1H06	% Var
Net Interest Income	636	422	50.7%	1187	794	49.5%
Net Operating Income	306	215	42.3%	598	405	47.7%
Net Income	213	158	34.8%	426	286	49.0%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	427,836,876	-
EPS	0.50	0.37	34.8%	1.00	0.67	49.3%
Net Interest Margin	74.1%	63.4%	10.7 pp	70.1%	59.3%	10.8 pp
ROE	50.4%	67.6%	-17.2 pp	53.9%	58.6%	-4.7 pp
Capital Ratio	49%	34%	15.0 pp	49%	34%	15.0 pp

Comments from the Chief Executive Officer

Carlos Danel Cendoya, the Company's Co-Chief Executive Officer, stated, "This quarter saw growth of 47% in our total loan portfolio, in-line with the 43% increase in clients, which exceeded the 700,000 mark for the first time in the Bank's history. We continue expanding our coverage in Mexico, reaching a total of 213 service offices as of June 30, 2007, thereby meeting the needs of our client base via the introduction of award-winning products. Furthermore, the success of our IPO earlier this year is a testament to the confidence the capital markets share in our management and business model."

Business Overview

- The client base has been growing in line with the Bank's plans; Compartamos reached 705,236 clients in 2Q07, which is a growth of 43% compared to the number of clients reported during 2Q06.
- Average loan per client reached Ps. 4,733 compared to Ps. 4,601 reported during the second quarter of 2006.

Results of Operations


NIM
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
63.4%
64.5%
70.5%
68.2%
74.1%
2Q06
3Q06
4Q06
1Q07
2Q07

Net Interest Income

During 2Q07, the Bank reported net interest income (NII) of Ps. 636 million, an increase of 15.4% compared to the Ps. 551 million in 1Q07, and a 50.7% improvement from the Ps. 422 million reported in 2Q06. The 2Q07 NII was a result of a 40.0% improvement in interest income (Ps. 665 million for 2Q07) due to the increased loan portfolio, and a 20.8% decline in interest expense (Ps. 38 million for 2Q07) compared to the same period of 2Q06 (Ps. 475 million and Ps. 48 million, respectively). The decline in interest expense was due to the 10.3% reduction in interest bearing liabilities from Ps. 1,326 million in 2Q06 to Ps. 1,190 million in 2Q07.

Net interest margin (NII as a percentage of average yielding assets) increased to 74.1% in 2Q07 from 68.2% of 1Q07, and 63.4% reported in the comparable period of 2006. This was a result of a decreased interest expense (-20.8%) as a consequence of lower interest bearing liabilities (-10.3%), in addition to a net monetary gain of Ps. 9 million during 2Q07.

Due to increased lending activity, the Bank increased its provisions for loan losses to Ps. 9 million in 2Q07. Therefore, NII after provisions for loan losses totaled Ps. 627 million in 2Q07, compared to Ps. 543 million in 1Q07 and Ps. 415 million in 2Q06, increases of 15.5% and 51.1% respectively.

Net Operating Revenue

Net operating revenue reached Ps. 614 million, 14.6% higher than the Ps. 536 million reported in 1Q07 and 48.0% higher than the Ps. 415 million reported during 2Q06.

Net Operating Income

Net operating income for 2Q07 totaled Ps. 306 million, compared to Ps. 292 million in 1Q07 and Ps. 215 million in 2Q06, increases of 4.8% and 42.3%, respectively. This improvement occurred despite a 26.2% rise in operating expenses (Ps. 308 million) versus 1Q07 (Ps. 244 million) and up 54.0% versus 2Q06 (Ps. 200 million), which was primarily due to a larger network of service offices, which totaled 213 in 2Q07, an increase of 58 as compared to 2Q06. Additionally, a higher number of employees in 2Q07, which reached 3,644, up 7.2%, as compared to 3,400 in 1Q07 and up 32.2% from 2,756 in 2Q06, as well as one-time expenses related to the Bank's IPO in April.

Total income before tax and employee profit sharing reached Ps. 314 million, an increase of 4.7% compared to 1Q07 (Ps. 300 million) and 34.2% compared to the same period of 2006 (Ps. 234 million).

Net Income



NET INCOME
(Ps. Millions)
250
200
150
100
50
158
171
180
213
213
2Q06
3Q06
4Q06
1Q07
2Q07

As a result of the above, the Bank reported a net income of Ps. 213 million for 2Q07, 34.8% higher than the Ps. 158 million in 2Q06. This translates into an EPS of Ps. 0.50, compared to an EPS of Ps. 0.37 in 2Q06. This improvement was due to the Bank's ability to maintain interest income growth via the 47.0% increase in the loan portfolio, while decreasing its interest expense and maintaining adequate efficiency ratios.

Balance Sheet

Total Loan Portfolio



PORTFOLIO
(Ps. Millions)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
2,270
2,472
2,999
3,137
3,338
2Q06
3Q06
4Q06
1Q07
2Q07

Total loan portfolio reached Ps. 3,338 million in 2Q07, an increase of 47.0% from Ps. 2,270 million reported in 2Q06. This growth resulted mainly from the 43.0% growth in the number of clients to 705,236.

Asset Quality (NPL/Total Loans)

Compartamos has been able to maintain satisfactory levels of asset quality, with non-performing loans making up 1.05% of the Total Loan Portfolio for 2Q07. This figure is up from the 0.64% reported in same period of last year. We expect to see this figure decline after the application of costumary write-offs.



NPLs / TOTAL LOANS
(%)
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.64%
0.75%
0.61%
0.79%
1.05%
2Q06
3Q06
4Q06
1Q07
2Q07

Total Liabilities

The Bank's total liabilities for 2Q07 reached Ps. 1,861 million, compared to Ps. 1,962 million reported in 2Q06, representing a decrease of 5.1%. This decrease is a product of the Bank's profitability, as equity financing has grown compared to financing from third parties, thus increasing the efficiency in the cost of funding.

Stockholder's Equity

Total stockholder's equity reached Ps. 1,794 million, compared to Ps. 1,017 million reported in 2Q06, an increase of 76.4%. This is the result of the Bank's performance during the period.

Performance Ratios and Metrics


EFFICIENCY RATIO
(%)
48.2%
44.5%
48.2%
45.5%
50.1%
2Q06
3Q06
4Q06
1Q07
2Q07

ROE / ROA

ROE for 2Q07 was 50.4% compared to 67.6% in 2Q06. This decrease was due to a dividend payment that was made during 1Q06; a consequence of this was a lower average equity for 2Q06 resulting in a higher ROE in 2Q06. ROA for the quarter was 24.4% compared to 23.3% in 2Q06.


COVERAGE RATIO
(%)
664.3%
588.9%
661.1%
504.0%
382.9%
2Q06
3Q06
4Q06
1Q07
2Q07

Efficiency Ratio (OPEX/Net Operating Revenue)

The Bank's efficiency ratio reached 50.1% in 2Q06 slightly higher than the 48.2% in the same period of the previous year, this increase is explained by the one-time expenses from the IPO.

Coverage Ratio

The Bank's coverage ratio declined to 383% during 2Q07 compared to 664% for the same period of 2006, however, this figure is expected to rebound in 3Q07 once the customary write-offs are applied.


OPERATING EFFICIENCY
(%)
29.4%
27.4%
31.1%
29.8%
35.3%
2Q06
3Q06
4Q06
1Q07
2Q07

Operating Efficiency (OPEX/Average Total Assets)

OE levels reached 35.3%, compared to 29.4% for 2Q06. This increase is due in part to a more efficient management of Bank's liquid assets, which for 2Q07 represented 8% of total assets while in 2Q06 they represented 22% aswell as to one-time expenses as a result of the IPO.


CLIENTS
(Thousands)
493
566
617
630
705
2Q06
3Q06
4Q06
1Q07
2Q07

Clients

The Bank's number of clients continued its upwards trend reaching 705,236 clients, compared to 493,316 in 2Q06.

Recent Events

On April 25, 2007, Compartamos completed its Initial Public Offering and raised Ps. 473 million. The offering consisted of 128,302,412 Series "O" common shares sold via Rule 144A/Reg S. These shares were listed on the Mexican Stock Exchange and trade under the ticker symbol "COMPART".

On June 7, 2007, Compartamos received the **"Sustainable Bankers of the Year Award"** for its micro-insurance product at the *2nd Annual Sustainable Banking Awards* organized by the **London Financial Times** and the **IFC**.

* * *

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* * *

Income Statement
for the period ended June 30, 2007
(in millions of Mexican pesos)

	2Q07	2Q06	% Change 2Q06	1Q07	% Change 1Q07	1H07	1H06	% Change
Interest income	665	475	40.0%	602	10.5%	1,267	895	41.6%
Interest expense	38	48	-20.8%	35	8.6%	73	88	-16.8%
Monetary gain (loss)	9	(5)	-280.0%	(16)	-156.3%	(7)	(13)	-45.7%
Net interest income	**636.0**	**422.0**	**50.7%**	**551.0**	**15.4%**	**1,187.0**	**794.0**	**49.5%**
Provision for loan losses	9	7	28.6%	7	28.6%	16	14	11.5%
Net interest income after provisions	**627.0**	**415.0**	**51.1%**	**543.0**	**15.5%**	**1,171.0**	**780.0**	**50.1%**
Commissions and fee income	7	5	40.0%	6	16.7%	13	8	68.9%
Commissions and fee expense	17	11	54.5%	15	13.3%	32	21	55.7%
Trading gains (losses)	(3)	5	-160.0%	1	-400.0%	(2)	6	-131.8%
Net operating revenue	**614.0**	**415.0**	**48.0%**	**536.0**	**14.6%**	**1,150.0**	**773.0**	**48.8%**
Operating Expenses	308	200	54.0%	244	26.2%	552	368	49.9%
Net operating income	**306.0**	**215.0**	**42.3%**	**292.0**	**4.8%**	**598.0**	**405.0**	**47.7%**
Other income (expense) - Net	8	19	-57.9%	8	0.0%	16	18	-11.7%
Total income before income tax	**314.0**	**234.0**	**34.2%**	**300.0**	**4.7%**	**614.0**	**423.0**	**45.2%**
Income tax and employees profit - sharing								
Current	99	76	30.3%	90	10.0%	189	137	38.5%
Deferred	2	1	100.0%	(3)	-166.7%	(1)	1	-218.4%
Net income	**213.0**	**158.0**	**34.8%**	**213.0**	**0.0%**	**426.0**	**286.0**	**49.0%**

Balance Sheet
for the period ended June 30, 2007
(in millions of Mexican pesos)

	2Q07	2Q06	% Change 2Q06	1Q07	% Change 1Q07
Cash and cash equivalents	170.0	209.0	-18.7%	124.0	37.1%
Investment in securities	115.0	449.0	-74.4%	40.0	187.5%
Total performing loans	3,303.0	2,256.0	46.4%	3,112.0	6.1%
Non-performing loans	35.0	15.0	133.3%	25.0	40.0%
Total loan portfolio	**3,338.0**	**2,270.0**	**47.0%**	**3,137.0**	**6.4%**
Allowance for loan losses	134.0	97.0	38.1%	125.0	7.2%
Loan portfolio, net	3,204.0	2,174.0	47.4%	3,012.0	6.4%
Other accounts receivable	17.0	17.0	0.0%	14.0	21.4%
Fixed assets	125.0	90.0	38.9%	110.0	13.6%
Deferred income tax	7.0	21.0	-66.7%	9.0	-22.2%
Other asssets	17.0	20.0	-15.0%	17.0	0.0%
Total assets	**3,655.0**	**2,979.0**	**22.7%**	**3,325.0**	**9.9%**
Notes payable	502.0	521.0	-3.6%	500.0	0.4%
Interbank loans and other - short term	597.0	976.0	-38.8%	448.0	33.3%
Interbank loans and other - long term	593.0	350.0	69.4%	640.0	-7.3%
Total interbank loans and other	1,190.0	1,326.0	-10.3%	1,089.0	9.3%
Derivates financial instruments	2.0	0.0	200.0%	2.0	0.0%
Other accounts payable	167.0	115.0	45.2%	153.0	9.2%
Total liabilities	**1,861.0**	**1,962.0**	**-5.1%**	**1,744.0**	**6.7%**
Capital stock	473.0	473.0	0.0%	473.0	0.0%
Capital reserves	98.0	34.0	188.2%	35.0	180.0%
Retained earnings	797.0	223.0	257.4%	860.0	-7.3%
Net income for the year	426.0	287.0	48.4%	213.0	100.0%
Total stockholder's equity	**1,794.0**	**1,017.0**	**76.4%**	**1,582.0**	**13.4%**
Total liabilities and stockholder's equity	**3,655.0**	**2,979.0**	**22.7%**	**3,325.0**	**9.9%**

Additional Information

STOCK INFORMATION	2Q07	1Q07	2Q06
EPS (PS$) (1)	$0.50	$0.50	$0.37
STOCK PRICE (PS$) (2)	67.49	55.39	NA
STOCK PRICE (US$) (3)	6.25	5.13	NA
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$2,675	$2,195	NA

Note: Stock price as of June 29, 2007.

All convertions were made with the rate published by Banco de México for July 02, 2007 which is **10.7946**

(1) **Earnings per share:** Net income / Number of shares

(2) **Stock price in Pesos:** Market price per share in pesos

(3) **Stock price in dollars:** Market price per share in pesos/ US-MXP Exchange Rate

(4) **Market capitalization:** Market price per share multiplied by number of shares

KEY RATIOS	2Q07	1Q07	4Q06	3Q06	2Q06
Profitability					
NIM after Monetary gain (loss) (1)	74.1%	68.2%	70.5%	64.5%	63.4%
NIM after Provisions for Loan Losses (2)	73.1%	67.3%	68.2%	62.7%	62.3%
ROA (3)	24.4%	26.0%	22.7%	22.5%	23.3%
ROE (4)	50.4%	57.8%	56.2%	61.9%	67.6%
Operating					
Efficiency Ratio (5)	50.1%	45.5%	48.2%	44.5%	48.2%
Operating Efficiency (6)	35.3%	29.8%	31.1%	27.4%	29.4%
Asset Quality					
Non Performing Loans to total loans	1.05%	0.79%	0.61%	0.75%	0.64%
Coverage Ratio (7)	382.9%	504.0%	661.1%	588.9%	664.3%

(1) **Net interest margin:** Net interest income after monetary gain (loss) / average yield assets

(2) **Net nterest margin:** Net interest income after provisions for loan losses / average yield assets

(3) **Return on Average Assets:** Net Income / Average Assets

(4) **Return on Average Equity:** Net Income / Average Equity

(5) **Efficency ratio:** Administrative expenses / Gross Operating Income

(6) **Operating Efficency:** Administrative expenses / Total Assets

(7) **Coverage ratio:** Allowance for loan loses / Non-performing loans

Mix Employees	2Q07	1Q07	4Q06	3Q06	2Q06
Loan Officer	2,148	2,042	1,967	1,793	1,693
Other administrative	1,137	1,015	931	853	807
Central Office	359	343	305	273	256
TOTAL	3,644	3,400	3,203	2,919	2,756

SERVICE OFFICES	2Q07	1Q07	4Q06	3Q06	2Q06
	213	202	187	170	155

[redacted]



COMPARTAMOS.

FOR IMMEDIATE RELEASE

BANCO COMPARTAMOS REPORTS 3Q07 RESULTS

Mexico City, Mexico – October 25, 2007 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART), the leading Mexican microfinance bank, today announced its financial results for the quarter and nine-month periods ended September 30, 2007. All figures are unaudited and were prepared according to financial reporting standards by the Mexican Banking, Securities and Exchange Commission (*Comisión Nacional Bancaria y de Valores* – CNBV) and are expressed in constant Mexican Pesos as of September 30, 2007; for this reason, some of the information for previous periods may vary slightly when compared with previously-released information.

In millions of Mx Ps (except per share amounts)	3Q07	3Q06	% Var	9M07	9M06	% Var
NII after provisions	628.2	484.5	29.7%	1,814.0	1,274.7	42.3%
Net Operating Income	298.5	262.4	13.8%	904.0	672.7	34.4%
Net Income	208.6	172.3	21.1%	640.0	462.7	38.3%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	427,836,876	-
EPS	0.49	0.40	21.1%	1.50	1.08	38.3%
Net Interest Margin	67.7%	66.1%	1.7 pp	66.3%	60.2%	6.1 pp
ROE	43.5%	61.7%	-18.2 pp	47.0%	59.7%	-12.6 pp
Capital Ratio	50%	38%	11.5 pp	50%	38%	11.5 pp

Quarterly Highlights:
3Q07 vs. 3Q06

- **Number of clients reached 765,362, a 35.2% net increase**
- **Total loan portfolio grew 38.2% to Ps. 3,460 million**
- **Net Income rose 21.1%, to Ps. 209 million**
- **22 service offices opened; the network now consists of 235 units, 65 more than the 170 in 3Q06**
- **Average balance per client was Ps. 4,521, an increase of 2.2%**
- **There are 169,438 outstanding voluntary life insurance policies in the current roll-out phase**
- **Home renovation loan pilot program now at 4,352 outstanding loans**
- **Launch of the first pilot program for savings; expected to run for several quarters**
- **Mexican Congress approved a package of fiscal reforms; we are not expecting a significant impact on Compartamos' results**

Comments from the Co-Chief Executive Officer

Carlos Danel, one of the Bank's Co-Chief Executive Officers, stated, "During the third quarter of 2007 we were able to add 60,126 new active credit clients. These are microentrepreneurs that now have the benefit of securing financing for their businesses and we are confident that the loan provided by Compartamos, together with their ideas, their vision and their hard work will mean a better life for them and their families.

Growth continues to be strong. We opened 48 new service offices in the year. Our network now consists of 235 units, which is in line with our growth plan. We reached 38.2% growth in our total loan portfolio in the past 12 months, and the number of clients for the same period has risen 35.2%."

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
María Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, NewYork
Tel: (212) 406 3691
compartamos@i-advize.com

Results of Operations


INTEREST INCOME
(Ps. Millions)
800
700
600
500
400
300
200
100
-
562
609
609
674
721
3Q06
4Q06
1Q07
2Q07
3Q07


NIM after Provisions
(%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
64.3%
66.6%
67.3%
73.1%
65.9%
3Q06
4Q06
1Q07
2Q07
3Q07

Net Interest Income after Provisions

The Bank reported a net interest income after provisions (NII), for 3Q07, of Ps. 628 million, 29.7% higher than the Ps. 485 million reported in 3Q06.

This increase was due to a Ps. 159 million, or 28.2% increase in interest income, from Ps. 562 million for 3Q06 to Ps. 721 million in 3Q07; which was achieved due to a 35.2% increase in the number of net clients that resulted in a 38.2% growth of the portfolio.

The increase in interest income was slightly offset by a Ps 0.2 million, or 0.3% growth, in interest expense, from Ps. 50.9 million in 3Q06 to Ps. 51.1 million in 3Q07. In order to get a better perspective the reader should consider that in 3Q07, a restructuring of the Bank's financing was undertaken in order to improve its conditions. Some prepayment fees, totaling Ps. 8 million were a consequence of this restructuring, thus the normalized interest expense for the period was Ps. 43 million. We expect that as a result of this strategy, the average cost of funds will decrease approximately 70 basis points, from an average of TIIE + 190 bps to TIIE + 120 bps.

Net interest margin (NIM), which is NII after provisions for loan losses over average yielding assets, for 3Q07 was 65.9%, a slight improvement from the 64.3% reported in 3Q06.

Compartamos increased its provisions for loan losses to Ps. 18 million in 3Q07, which is 33.4% higher than the Ps. 13 million for 3Q06. This increase was partly due to the application of a Ps. 11 million write-off in 3Q07; a large portion of this (Ps. 5 million) was originally scheduled to take place in 2Q07.

Net Operating Revenue

Net operating revenue for 3Q07 was Ps. 614 million, 29.6% higher than the Ps. 473 million reported in 3Q06. This is a result of the NII being offset by net commissions and fees, which reached a cost of Ps. 15 million for 3Q07, 114.3% higher than Ps. 7 million in 3Q06. The reader should take into account Ps. 7 million of fees related to the finance restructuring, thus the normalized net cost of commissions and fees for the period was Ps. 8 million.

Net Operating Income

During 3Q07, the Bank incurred total operating expenses of Ps. 315 million, 49.4% higher than the Ps. 211 million in 3Q06. This increase was in line with the Bank's expansion plans; year-to-date, the Bank has opened 48 offices, 22 of which were opened in 3Q07. The network now has 235 units, 65 more than in 3Q06. Of the 48 offices that were opened during this year, 36 were open through a Bipartition process and the remaining 12 were entirely new offices. Part of the expenses are also related to the design of new banking products, new technologies and the development of new distribution channels.

The Bank also increased its staff by 446 net employees during 3Q07 to reach a total of 4,090 employees company wide. As a result, the Bank reported net operating income of Ps. 299 million for 3Q07, 13.8% higher than the Ps. 262 million in 3Q06.



NET INCOME
(Ps. Millions)
250
200
150
100
50
172
182
216
216
209
3Q06
4Q06
1Q07
2Q07
3Q07

Net Income

As a result of the above and after other income and expenses as well as taxes and employee profit sharing provisions, Compartamos reported a net income for the quarter of Ps. 209 million, 21.1% higher than the Ps. 172 million in 3Q06. The accumulated net income for 9M07 was Ps. 640 million, which is 38.3% higher than the Ps. 463 million accumulated net income of 9M06.

This resulted in earnings per share (EPS) for 3Q07 of Ps. 0.49, an increase of 22.5% compared with Ps. 0.40 for 3Q06.

Balance Sheet



PORTFOLIO
(Ps. Millions)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
2,504
3,036
3,177
3,380
3,460
3Q06
4Q06
1Q07
2Q07
3Q07

Total Loan Portfolio

Total loan portfolio reached Ps. 3,460 million in 3Q07, 38.2% higher than the Ps. 2,504 million for 3Q06. This growth was achieved due to a 35.2% growth in net clients for the last twelve months for a total of 765,362 active clients as of September 30, 2007. The average outstanding balance per client for 3Q07 was Ps. 4,521, which is 2.2% higher than Ps. 4,425 in 3Q06.



NPLs / TOTAL LOANS
(%)
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.75%
0.61%
0.79%
1.05%
1.13%
3Q06
4Q06
1Q07
2Q07
3Q07

Asset Quality (NPL/Total Loan Portfolio)

Non-performing loans (NPL) for 3Q07 were Ps. 39 million, an increase of Ps. 20 million, or 108.4%, from the Ps. 19 million reported in 3Q06. This increase was due to Compartamos' larger loan portfolio. It is important to note that Compartamos' reserve requirement is 4% of the total loan portfolio. The NPL ratio represents 1.13% of the total loan portfolio for 3Q07, compared to 0.76% for 3Q06. This increase is in-line with a larger share of products with a higher rate of non-performing loans such as the Individual Credit and Solidarity Group loans.

As of September 30, 2007, Solidarity Group loans made up 5.2% of the total portfolio with an NPL ratio of 3.9%; and individual loans were 8.4% of the total portfolio with an NPL ratio of 6.8%. The remaining 86.1% of the portfolio was GDI, Parallel and House Renovation loans, which have an NPL ratio of 0.4%.

Compartamos considers that larger NPL ratios are acceptable since the company has a comfortable coverage ratio of 354% for 3Q07; notably, this coverage level did not increase as was expected last quarter, however, it remains at conservative levels. Additionally, Compartamos' current NPL ratio is still among the lowest in the Mexican banking industry (please refer to www.cnbv.org for comparisons).



LIABILITIES
(Ps. Millions)
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,600
1,936
1,885
1,766
1,884
2,040
3Q06
4Q06
1Q07
2Q07
3Q07

Total Liabilities

Compartamos' total liabilities for 3Q07 reached Ps. 2,040 million, 5.4% higher compared with Ps. 1,936 in 3Q06. The structure of the liabilities underwent significant shifts in 3Q07, resulting in an improved balance sheet, lower cost of funding, and the full use of our banking license. Furthermore, all bonds classified under notes payable as well as interbank loans have been pre-paid and funding is now fully derived from deposits. As of 3Q07, there was a total of Ps. 1,807 million in Interbank Deposits (deposit accounts where a Bank is the depositor) and deposits from our new client savings pilot program. There were a total of 2,749 deposit accounts as of 3Q07.



TOTAL STOCKHOLDER'S EQUITY
(Ps. Millions)
2,500
2,000
1,500
1,000
500

Total Stockholders' Equity

Total stockholders' equity increased by Ps. 820 million, or 68%, reaching Ps. 2,024 million in 3Q07 compared to Ps. 1,204 million in 3Q06. This growth was the result of the accumulated earnings of Ps. 640 million as of September 30, 2007 and Ps. 180 million as of December 31, 2006.

Performance Ratios and Metrics



EFFICIENCY RATIO
(%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
44.6%
48.3%
45.4%
50.3%
51.4%
3Q06
4Q06
1Q07
2Q07
3Q07

ROE/ROA

ROE for 3Q07 was 43.5% compared to 61.7% in 3Q06, which was the result of lower earnings for 3Q06 divided by a much smaller average equity during that period. ROA for 3Q07 was 21.5%, compared to 22.4% for 3Q06, in-line with the Bank's historic trend.

Efficiency

The Bank continued its expansion plan, while successfully maintaining the existing service office operations. It has been able to achieve this growth while controlling operating expenses.


OPERATING EFFICIENCY
(%)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
27.4%
31.1%
29.6%
35.4%
32.5%
3Q06
4Q06
1Q07
2Q07
3Q07

The efficiency ratio (operating expenses/net operating revenue) for 3Q07 was 51.4%, which was higher than the 44.6% reported in 3Q06. Operating efficiency (operating expenses/average total assets) for 3Q07 was 32.5%, higher than the 27.4% in 3Q06. Both ratios are within the Bank's expectations; the increases were due to higher expenses that were partly related to the design of new banking products, new technologies and the development of new distribution channels.

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Income Statement
for the period ended September 30, 2007
(in millions of Mexican pesos)

	3Q07	3Q06	% Change 3Q06	2Q07	% Change 2Q07	9M07	9M06	% Change
Interest income	721.0	562.2	28.2%	673.9	7.0%	2,004.0	1,468.1	36.5%
Interest expense	51.1	50.9	0.3%	38.6	32.2%	125.0	139.3	-10.3%
Monetary gain (loss)	(23.9)	(13.4)	78.9%	9.0	-364.3%	(31.0)	(26.0)	19.3%
Net interest income	**646.0**	**497.9**	**29.8%**	**644.3**	**0.3%**	**1,848.0**	**1,302.8**	**41.9%**
Provision for loan losses	17.8	13.3	33.4%	9.1	94.7%	34.0	28.1	21.1%
Net interest income after provisions	**628.2**	**484.5**	**29.7%**	**635.0**	**-1.1%**	**1,814.0**	**1,274.7**	**42.3%**
Commissions and fee income	7.8	4.1	93.0%	7.1	10.2%	21.0	12.5	68.3%
Commissions and fee expense	22.6	11.2	102.2%	17.3	30.8%	55.0	33.3	65.3%
Trading gains (losses)	0.0	(4.2)	-100.6%	-3.0	-100.8%	(2.0)	2.1	-196.2%
Net operating revenue	**613.5**	**473.2**	**29.6%**	**621.9**	**-1.4%**	**1,778.0**	**1,256.0**	**41.6%**
Operating Expenses	315.0	210.8	49.4%	312.9	0.7%	874.0	583.3	49.8%
Net operating income	**298.5**	**262.4**	**13.8%**	**309.0**	**-3.4%**	**904.0**	**672.7**	**34.4%**
Other income (expense) - Net	10.7	(8.5)	-226.0%	8.1	32.1%	27.0	9.4	188.5%
Total income before income tax	**309.2**	**253.8**	**21.8%**	**317.2**	**-2.5%**	**931.0**	**682.0**	**36.5%**
Income tax and employees profit - sharing								
Current	96.6	83.6	15.5%	100.6	-4.0%	288.0	222.5	29.4%
Deferred	4.0	(2.1)	-294.1%	1.0	299.5%	3.0	(3.1)	-196.2%
Net income	**208.6**	**172.3**	**21.1%**	**215.6**	**-3.2%**	**640.0**	**462.7**	**38.3%**

Balance Sheet
for the period ended September 30, 2007
(in millions of Mexican pesos)

	3Q07	3Q06	% Change 3Q06	2Q07	% Change 2Q07
Cash and cash equivalents	111.0	151.8	-26.9%	172.1	-35.5%
Investment in securities	466.0	441.9	5.5%	116.5	300.2%
Total performing loans	3,421.0	2,484.9	37.7%	3,344.7	2.3%
Non-performing loans	39.0	18.7	108.4%	35.4	10.0%
Total loan portfolio	**3,460.0**	**2,503.6**	**38.2%**	**3,380.1**	**2.4%**
Allowance for loan losses	138.0	110.2	25.2%	135.7	1.7%
Loan portfolio, net	3,322.0	2,393.4	38.8%	3,244.4	2.4%
Other accounts receivable	17.0	12.5	36.3%	17.2	-1.2%
Fixed assets	132.0	97.7	35.1%	126.6	4.3%
Deferred income tax	4.0	23.9	-83.3%	7.1	-43.6%
Other asssets	12.0	18.7	-35.9%	17.2	-30.3%
Total assets	**4,064.0**	**3,139.9**	**29.4%**	**3,701.1**	**9.8%**
Deposits	1,807.0	0.0	100.0%	0.0	100.0%
Notes payable	0.0	521.9	-100.0%	508.3	-100.0%
Interbank loans and other - short term	0.0	721.6	-100.0%	604.5	-100.0%
Interbank loans and other - long term	0.0	542.7	-100.0%	600.5	-100.0%
Total interbank loans and other	0.0	1,264.3	-100.0%	1,205.0	-100.0%
Derivates financial instruments	2.0	7.3	200.0%	2.0	-1.2%
Other accounts payable	231.0	142.4	62.2%	169.1	36.6%
Total liabilities	**2,040.0**	**1,935.9**	**5.4%**	**1,884.5**	**8.3%**
Capital stock	479.0	479.3	-0.1%	479.0	0.0%
Capital reserves	99.0	35.4	180.1%	99.2	-0.2%
Retained earnings	807.0	226.7	256.0%	807.1	0.0%
Valuation results from hedge flow instruments	-1.0	0.0	-100.0%	0.0	-100.0%
Net income for the year	640.0	462.7	38.3%	431.4	48.4%
Total stockholder's equity	**2,024.0**	**1,204.0**	**68.1%**	**1,816.6**	**11.4%**
Total liabilities and stockholder's equity	**4,064.0**	**3,139.9**	**29.4%**	**3,701.1**	**9.8%**

Additional Information

STOCK INFORMATION	3Q07	2Q07	3Q06
EPS (PS$) (1)	$0.49	$0.50	$0.40
STOCK PRICE (PS$) (2)	59.17	67.49	NA
STOCK PRICE (US$) (3)	5.41	6.17	NA
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$2,316	$2,641	NA

Note: Stock price as of September 28, 2007.

All convertions were made with the rate published by Banco de México for October 01, 2007 which is 10.9315

(1) Earnings per share: Net income / Number of shares

(2) Stock price in Pesos: Market price per share in pesos

(3) Stock price in dollars: Market price per share in pesos/ US-MXP Exchange Rate

(4) Market capitalization: Market price per share multiplied by number of shares

KEY RATIOS	3Q07	2Q07	1Q07	4Q06	3Q06
Profitability					
NIM before Inflation Accounting (1)	70.2%	73.1%	70.1%	72.1%	67.8%
NIM after Inflation Accounting (2)	67.7%	74.1%	68.2%	69.0%	66.1%
NIM after Provisions for Loan Losses (3)	65.9%	73.1%	67.3%	66.6%	64.3%
ROA (4)	21.5%	24.4%	26.0%	22.8%	22.4%
ROE (5)	43.5%	50.4%	57.8%	56.3%	61.7%
Operating					
Efficiency Ratio (6)	51.4%	50.3%	45.4%	48.3%	44.6%
Operating Efficiency (7)	32.5%	35.4%	29.6%	31.1%	27.4%
Asset Quality					
Non Performing Loans to total loans	1.13%	1.05%	0.79%	0.61%	0.75%
Coverage Ratio (8)	353.8%	382.9%	504.0%	661.1%	588.9%

(1) Net income margin: Net interest income before result monetary losses / average yield assets

(2) Net income margin: Net interest income after result monetary losses / average yield assets

(3) Net income margin: Net interest income after provisions for loan losses / average yield assets

(4) Return on Average Assets: Net Income / Average Assets

(5) Return on Average Equity: Net Income / Average Equity

(6) Efficency ratio: Administrative expenses / Gross Operating Income

(7) Operating Efficency: Administrative expenses / Total Assets

(8) Coverage ratio: Allowance for loan loses / Non-performing loans

Mix Employees	3Q07	2Q07	1Q07	4Q06	3Q06
Loan Officers	2,491	2,148	2,042	1,967	1,793
Other administrative	1,225	1,137	1,015	931	853
Central Office	374	359	343	305	273
TOTAL	**4,090**	**3,644**	**3,400**	**3,203**	**2,919**

	3Q07	2Q07	1Q07	4Q06	3Q06
SERVICE OFFICES	235	213	202	187	170

[redacted]



COMPARTAMOS Oportunidades Financieras

FOR IMMEDIATE RELEASE

BANCO COMPARTAMOS REPORTS 4Q07 RESULTS

Mexico City, Mexico – February 25, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART), the leading Mexican microfinance bank, today announced its financial results for the fourth quarter and twelve-month periods ended December 31, 2007. All figures are audited and were prepared according to financial reporting standards and are expressed in constant Mexican Pesos as of December 31, 2007; for this reason, some of the information for previous periods may vary slightly when compared with previously-released information.

	4Q07	4Q06	% Var	12M07	12M06	% Var
Interest Income	786	619	26.9%	2,824	2,112	33.7%
NII after provisions	665	534	24.6%	2,510	1,830	37.2%
Net Operating Income	310	272	13.9%	1,229	956	28.6%
Net Income	226	185	21.9%	877	656	33.7%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	427,836,876	-
EPS	0.53	0.43	21.9%	2.05	1.53	33.7%
NIM after provisions	58.5%	66.6%	-8.1 pp	60.4%	64.2%	-3.9 pp
ROE	41.6%	56.3%	-14.7 pp	44.9%	57.5%	-12.6 pp
Capital Ratio	45%	42%	2.4 pp	45%	42%	2.4 pp

All amounts are in millions Mx Pesos, except for the EPS amounts.

Highlights for 4Q07 and Year 2007:

- **Number of active clients reached 838,754 at year-end, a 36.0% increase from 2006 and in line with the Company's growth projections.**
- **The total loan portfolio reached Ps. 4,186 million at year-end, a 35.6% increase from 2006 and an 19.0% increase during 4Q07.**
- **Net income for 2007 reached Ps. 877 million, a 33.7% increase compared to 2006; EPS reached Ps. 2.05 in 2007 versus Ps. 1.53 in 2006.**
- **ROE for 2007 reached 44.9%, despite a 45% capital ratio .**
- **The service office network reached a total of 252 units, 65 more than the 187 in 2006 and in line with the Company's growth projections.**
- **The Company continues its efforts of diversifying its product offering, as previously announced; the number of voluntary life insurance policies sold during 2007 were 310,882 and the number as of 4Q07, of outstanding home renovation loans reached 7,327.**
- **On February 1st, Banco Compartamos was included in the *Indice de Precios y Cotizaciones* (IPC) of the Mexican Stock Exchange (Bolsa Mexicana de Valores (BMV)) due to the Company's trading volume and liquidity levels.**

Comments from the Co-Chief Executive Officer

Carlos Labarthe, one of the Company's Co-Chief Executive Officers, stated, "We ended another successful year by reaching our goals in number of clients, efficiency and earnings growth. We are getting closer to the one million client milestone that we set out to reach since our inception. The size of our portfolio has grown significantly quarter to quarter, rising nearly 19.0% in the last quarter, while at the same time diversifying the product mix within it, by having our individual credits make up an ever increasing share of the total. Credit quality continues to compare favorably with that of our competitors as well as the banking industry; and the NPL ratio for 4Q07 was 1.36% of the total loan portfolio. We are looking forward to a year 2008 of continued growth and innovation."

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, New York
Tel: (212) 406 3691
compartamos@i-advize.com

Results of Operations

Net Interest Income (NII)


INTEREST INCOME
(Ps. Millions)
900
800
700
600
500
400
300
200
100
619
620
685
733
786
4Q06
1Q07
2Q07
3Q07
4Q07

The Bank had a net interest income after provisions (NII), for 4Q07, of Ps. 665 million, 24.6% higher than the Ps. 534 million reported in 4Q06 and 4.1% higher than the Ps. 639 million for 3Q07.

The increase was due to a Ps. 167 million, or 26.9% increase in interest income, which went from Ps. 619 million for 4Q06 to Ps. 786 million in 4Q07; this was achieved due to a 35.6% growth in the total portfolio. This growth was obtained despite a decrease in the loan portfolio yield, from 81.1% for the full year 2006 to 77.9% for the full year 2007, as a result of lowering the interest rates in our loans.


NIM after Provisions
(%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
66.6%
67.3%
73.1%
65.9%
58.5%
4Q06
1Q07
2Q07
3Q07
4Q07

It is worth mentioning that interest income grew at a faster rate than the interest expense, which increased Ps. 9 million, or 21.6%, from Ps. 41 million in 4Q06 to Ps. 50 million in 4Q07. The increase in interest expense was small compared to the 55.1% growth of interest bearing liabilities, from Ps. 1,818 million in 4Q06 to Ps. 2,608 million in 4Q07. This growth was the result of improving the cost of funds rate after the financing restructure that was executed during 3Q07; as a result, the average cost of funds in 4Q07 was 8.93%.

Net monetary losses increased 39.3% to a cost of Ps. 35 million in 4Q07 versus Ps. 25 million in 4Q06. This cost was a result of calculating the impact of inflationary accounting as applicable to Mexican banks. According to the new inflation accounting rules for Mexican GAAP, however, inflationary accounting does not need to be applied for 2008.

Net interest margin (NIM), which is NII after provisions for loan losses divided by average yielding assets, for 4Q07 declined to 58.5% compared to 66.6% in 4Q06, mainly due to a proportionally larger base of assets in 4Q07 compared to 4Q06. Total liquid assets in 4Q07 were 17.5% of total assets compared to 6.4% of total assets for 4Q06.

Compartamos increased its provisions for loan losses to Ps. 35 million in 4Q07, which is 84.5% higher than the Ps. 19 million for 4Q06; this increase was mainly due to the growth of the total loan portfolio, and to the application of a Ps. 5 million write-off for loan losses.

Net Operating Revenue

Net Interest Income after Ps. 1 million of trading losses and a cost of Ps. 6 million in net comissions and fees brings the net operating revenue for 4Q07 to Ps. 658 million, 25.1% higher than the Ps. 526 million in 4Q06.

Net Operating Income

During 4Q07, the Bank incurred total operating expenses of Ps. 348 million, 37.2% higher than the Ps. 254 million in 4Q06; this resulted in a net operating income for 4Q07 of Ps. 310 million, 13.9% higher than Ps. 272 million in 4Q06 and 2.0% higher than the Ps. 304 million reported in 3Q07. Total growth in net operating income for the year 2007 was 28.6% higher than in 2006.

Total operating expenses for 2007 were Ps. 1,237 million, a 46.0% increase over total operating expenses in 2006. This increase was the result of a 36.0% increase in clients during 2007 and included the opening of 65 service offices in 2007, reaching 252 service offices in 2007, a 34.8% growth, compared to 187 in 2006. Additionally, the number of employees increased from 3,203 in 2006 to 4,277 in 2007, a 33.5% growth. Of the 65 offices that started operating in 2007, 19 were new offices (not bipartition of existing ones), and which totaled a net operating loss of Ps. 39 million for 2007, since most of these offices were in the start-up phase. These service offices are in line with the Company's strategy of increasing its client base and gaining a larger market share.

Additionally, operating costs for 2007 include non-recurring expenses such as those related to the IPO of Ps. 32 million, restructuring of debt for Ps. 8 million, and strategic projects related to diversification and network expansion of Ps. 13 million. These costs are significant in that they are required investments to fuel future growth for the Company.


NET INCOME
(Ps Millions)
250
200
150
100
50
185
219
219
212
226
4Q06
1Q07
2Q07
3Q07
4Q07

Net Income

As a result of the above, and after other income and expenses as well as taxes and employee profit sharing provisions, Compartamos reported a net income for the quarter of Ps. 226 million, 21.9% higher than the Ps. 185 million in 4Q06. For the full year 2007, Compartamos delivered a net income of Ps. 877 million, 33.7% higher that Ps. 656 million for 2006. This was in line with the Bank's expectations at the beginning of the year.

As a result, earnings per share (EPS) for 4Q07 reached Ps. 0.53, an increase of 21.9% compared with Ps. 0.43 for 4Q06. For the full year, EPS rose 33.7% to Ps. 2.05 for 2007, compared to Ps. 1.53 in 2006.



Balance Sheet



PORTFOLIO
(Ps. Millions)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
3,088
3,231
3,438
3,519
4,186
4Q06
1Q07
2Q07
3Q07
4Q07

Total Loan Portfolio

Total loan portfolio reached Ps. 4,186 million in 4Q07, 35.6% higher than the Ps. 3,088 million for 4Q06. This growth was achieved due to a 36.0% growth in net new clients for the last twelve months for a total of 838,754 active clients as of December 31, 2007. The average outstanding balance per client for 4Q07 was Ps. 4,991, which was a 0.3% decline compared to 4Q06. This decline was due to demand for slightly smaller loans from our clients.



NPLs / TOTAL LOANS
(%)
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.61%
0.79%
1.05%
1.13%
1.36%
4Q06
1Q07
2Q07
3Q07
4Q07

Asset Quality (NPL/Total Loan Portfolio)

Non-performing loans (NPL) for 4Q07 were Ps. 57 million, an increase of Ps. 38 million, or 205%, from the Ps. 19 million reported in 4Q06. This increase was due to Compartamos' larger loan portfolio. NPL divided by the total loan portfolio (NPL ratio) represents 1.36% for 4Q07, compared to 0.61% for 4Q06. This increase is due to a larger participation of products with larger NPL Ratios in the total loan portfolio. Also, is important to consider that for 4Q07 Compartamos had a Ps. 167 million for allowance for loan losses, this represents a coverage ratio (allowance for loan losses / non-performing loans) of 293%.

As of December 31, 2007, Solidarity Group loans made up 5.8% of the total loan portfolio with an NPL ratio of 4.47%; and individual loans were 7.5% of the total loan portfolio with an NPL ratio of 8.63%. The remaining 86.7% of the total loan portfolio was GDI, Parallel and Home Renovation loans, which have a combined NPL ratio of 0.54%.

Additionally, non-performing loans included Ps. 4 million in loans held by clients from the service offices that were damaged by the floods in the state of Tabasco.

As reported in prior quarters, Compartamos expects higher NPL's ratios than those experienced in the past due to its product diversification. Compartamos' NPL ratios are well within the standard range for the microfinance industry and it is currently one of the strongest banks in the Mexican banking system (please refer to www.cnbv.org for more information on the Mexican banking system).



LIABILITIES
(Ps. Millions)
3,000
2,500
2,000
1,500
1,000
500
-
1,917
1,796
1,917
2,075
2,818
4Q06
1Q07
2Q07
3Q07
4Q07

Total Liabilities

Compartamos' total liabilities for 4Q07 reached Ps. 2,818 million, 47% higher compared with Ps. 1,917 million in 4Q06. After the financing restructure executed in 3Q07, funding now comes almost fully from deposits, most of which are inter-bank deposits but also from a small client savings pilot program formed by a total of 2,749 deposit accounts as of 4Q07.





TOTAL STOCKHOLDER'S EQUITY
(Ps. Millions)
2,500
2,000
1,500
1,000
500
-
1,411
1,629
1,848
2,058
2,285
4Q06
1Q07
2Q07
3Q07
4Q07

Total Stockholders' Equity

Total stockholders' equity rose by Ps. 874 million, or 62.0%, reaching Ps. 2,285 million in 4Q07 compared to Ps. 1,411 million in 4Q06. This growth was the result of Ps. 877 million of net income for the year 2007.

Performance Ratios and Metrics

ROE/ROA

ROE for 4Q07 was 41.6% compared to 56.3% in 4Q06, which was the result of the Company's strong growth in stockholders' equity during 2007 compared to 2006. ROA for 4Q07 was 19.6%, compared to 22.8% for 4Q06, mainly due to the higher-than-normal proportion of liquid assets to total assets during 4Q07.



EFFICIENCY RATIO
(%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
48.3%
45.4%
50.3%
51.4%
52.9%
4Q06
1Q07
2Q07
3Q07
4Q07



OPERATING EFFICIENCY
(%)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
31.1%
29.6%
35.4%
32.5%
30.2%
4Q06
1Q07
2Q07
3Q07
4Q07

Efficiency

The efficiency ratio (operating expenses/net operating revenue) for 4Q07 was 52.9%, which was just slightly higher than the 48.3% reported in 4Q06 despite the Company's intense investment into the growth of the business as evidenced by growth of 34.8% in the number of service offices and 33.5% in the number of employees.

Operating efficiency (operating expenses/average total assets) for 4Q07 was 30.2%, lower than the 31.1% in 4Q06.



Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 20, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement
for the period ended December 31, 2007
(in millions of Mexican pesos)

	4Q07	4Q06	% Change 4Q06	3Q07	% Change 3Q07	12M07	12M06	% Change
Interest income	786	619	26.9%	733	7.2%	2,824	2,112	33.7%
Interest expense	50	41	21.6%	52	-4.0%	177	183	-3.1%
Monetary gain (loss)	(35)	(25)	39.3%	(24)	45.9%	(67)	(52)	29.1%
Net Interest Income	**701**	**553**	**26.7%**	**657**	**6.6%**	**2,580**	**1,878**	**37.4%**
Provision for loan losses	35	19	84.5%	18	95.7%	70	48	46.6%
Net interest income after provisions	**665**	**534**	**24.6%**	**639**	**4.1%**	**2,510**	**1,830**	**37.2%**
Commissions and fee income	11	7	51.3%	8	33.5%	32	20	62.3%
Commissions and fee expense	17	14	22.7%	23	-25.8%	73	48	52.9%
Trading gains (losses)	(1)	(1)	-10.3%	0	-3863.1%	(3)	1	-389.0%
Net operating revenue	**658**	**526**	**25.1%**	**624**	**5.4%**	**2,466**	**1,803**	**36.8%**
Operating Expenses	348	254	37.2%	320	8.6%	1,237	847	46.0%
Net operating income	**310**	**272**	**13.9%**	**304**	**2.0%**	**1,229**	**956**	**28.6%**
Other income (expense) - Net	15	5	189.9%	11	32.4%	42	15	189.0%
Total income before income tax	**324**	**277**	**17.1%**	**315**	**3.1%**	**1,271**	**971**	**31.0%**
Income tax and employees profit - sharing								
Current	85	75	13.9%	98	-13.4%	378	301	25.6%
Deferred	13	17	-22.3%	4	217.3%	16	13	18.6%
Net income	**226**	**185**	**21.9%**	**212**	**6.6%**	**877**	**656**	**33.7%**



Balance Sheet
for the period ended December 31, 2007
(in millions of Mexican pesos)

	12M07	12M06	% Change 12M06	9M07	% Change 9M07
Cash and cash equivalents	442	109	305.5%	113	291.5%
Investment in securities	460	104	343.2%	474	-2.9%
Total performing loans	4,129	3,069	34.5%	3,479	18.7%
Non-performing loans	57	19	205.1%	40	43.7%
Total loan portfolio	**4,186**	**3,088**	**35.6%**	**3,519**	**19.0%**
Allowance for loan losses	167	124	35.2%	140	19.0%
Loan portfolio, net	4,019	2,965	35.6%	3,379	19.0%
Other accounts receivable	22	15	51.4%	17	27.2%
Fixed assets	145	111	30.6%	134	8.0%
Deferred income tax	0	7	-100.0%	4	-100.0%
Other asssets	15	18	-15.0%	12	22.9%
Total assets	**5,103**	**3,328**	**53.3%**	**4,133**	**23.5%**
Deposits	2,608	0	100.0%	1,838	41.9%
Notes payable	0	520	-100.0%	0	0.0%
Interbank loans and other - short term	0	528	-100.0%	0	0.0%
Interbank loans and other - long term	0	769	-100.0%	0	0.0%
Total Interbank loans and other	2,608	1,818	43.5%	1,838	0.0%
Derivative financial instruments	1	5	200.0%	2	-1.7%
Other accounts payable	199	94	110.7%	235	-15.3%
Deferred income tax	10	0	100.0%	0	100.0%
Total liabilities	**2,818**	**1,917**	**47.0%**	**2,075**	**35.8%**
Capital stock	487	487	0.0%	487	0.0%
Capital reserves	100	36	175.3%	101	-0.7%
Retained earnings	821	231	254.7%	821	0.0%
Valuation results from hedge flow instruments	0	0	-1.0%	-1	-100.0%
Net income for the year	877	656	33.7%	651	34.7%
Total stockholder's equity	**2,285**	**1,411**	**62.0%**	**2,058**	**11.0%**
Total liabilities and stockholder's equity	**5,103**	**3,328**	**53.3%**	**4,133**	**23.5%**



Additional Information

STOCK INFORMATION	4Q07	3Q07	4Q06
EPS (PS$) (1)	$0.53	$0.50	$0.43
STOCK PRICE (PS$) (2)	47.34	59.17	NA
STOCK PRICE (US$) (3)	4.34	5.42	NA
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$1,855	$2,319	NA

All conversions were made at the exchange rate published by Banco de México for January 1st, 2008 which is $US 1 to Ps. 10.9157
(1) Earnings per share: Net income / Number of shares
(2) Stock price in Pesos: Market price per share in pesos
(3) Stock price in dollars: Market price per share in pesos/ US-MXP Exchange Rate
(4) Market capitalization: Market price per share multiplied by number of shares

KEY RATIOS	4Q07	3Q07	2Q07	1Q07	4Q06
Profitability					
NIM before Inflation Accounting (1)	64.7%	70.2%	73.1%	70.1%	72.1%
NIM after Inflation Accounting (2)	61.6%	67.7%	74.1%	68.2%	69.0%
NIM after Provisions for Loan Losses (3)	58.5%	65.9%	73.1%	67.3%	66.6%
ROA (4)	19.6%	21.5%	24.4%	26.0%	22.8%
ROE (5)	41.6%	43.5%	50.4%	57.8%	56.3%
Operating					
Efficiency Ratio (6)	52.9%	51.4%	50.3%	45.4%	48.3%
Operating Efficiency (7)	30.2%	32.5%	35.4%	29.6%	31.1%
Asset Quality					
Non Performing Loans to total loans	1.36%	1.13%	1.05%	0.79%	0.61%
Coverage Ratio (8)	293.0%	353.8%	382.9%	504.0%	661.1%

(1) Net income margin: Net interest income before result monetary losses / average yield assets
(2) Net income margin: Net interest income after result monetary losses / average yield assets
(3) Net income margin: Net interest income after provisions for loan losses / average yield assets
(4) Return on Average Assets: Net Income / Average Assets
(5) Return on Average Equity: Net Income / Average Equity
(6) Efficency ratio: Administrative expenses / Gross Operating Income
(7) Operating Efficency: Administrative expenses / Total Assets
(8) Coverage ratio: Allowance for loan loses / Non-performing loans

Mix Employees	4Q07	3Q07	2Q07	1Q07	4Q06
Loan Officers	2,570	2,491	2,148	2,042	1,967
Other administrative	1,297	1,225	1,137	1,015	931
Central Office	410	374	359	343	305
TOTAL	4,277	4,090	3,644	3,400	3,203

Service offices	4Q07	3Q07	2Q07	1Q07	4Q06
New	7	5	3	4	4
Bipartition	10	17	8	11	13
Total	17	22	11	15	17
Total Service Officess	252	235	213	202	187

END